UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001

Bradesco

Report on Economic and Financial Analysis

December

2007

Banco Bradesco S.A.

Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12	Bovespa –	BBDC3 (common) BBDC4 (preferred)	NYSE – BBD	Latibex – XBBDC

Indicators	Main Indicators (%)

	2006			2007

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

CDI	3.51	3.12	15.03	2.79	2.62	11.81
Ibovespa	(0.49)	22.01	32.93	11.16	5.66	43.65
USD – Commercial Rate	0.46	(1.66)	(8.66)	(4.52)	(3.68)	(17.15)
IGP-M	0.84	1.54	3.83	2.57	3.54	7.75
IPCA – IBGE	0.45	1.12	3.14	0.89	1.43	4.46
TJLP	1.82	1.67	7.87	1.53	1.53	6.37
TR	0.57	0.47	2.04	0.34	0.24	1.45
Savings Deposits	2.09	1.98	8.33	1.85	1.75	7.70
Number of Business Days	64	61	249	64	62	250

Indicators	Closing Amount

	2006		2007

	September	December	September	December

USD – Commercial Rate for Sale – (R$)	2.1742	2.1380	1.8389	1.7713
Euro – (R$)	2.7575	2.8202	2.6237	2.6086
Country Risk (Points)	233	193	185	210
Selic – Copom Base Rate (% p.a.)	14.25	13.25	11.25	11.25
Pre-BM&F Rate – 1 year (% p.a.)	13.56	12.53	11.38	11.87

Deposits	Compulsory Deposit Rates (%)				Items	Rates and Limits (%)

	2006		2007			2006		2007

	3rd Qtr.	4th Qtr.	3rd Qtr.	4th Qtr.		3rd Qtr.	4th Qtr.	3rd Qtr.	4th Qtr.

Demand					Income Tax	25	25	25	25
Deposits (1)	45	45	45	45	Social Contribution	9	9	9	9
Additional (2)	8	8	8	8	PIS (1)	0.65	0.65	0.65	0.65
Time Deposits (3)	15	15	15	15	Cofins (2)	4	4	4	4
Additional (2)	8	8	8	8	Legal Reserve on Net Income	5	5	5	5
Savings Account (4)	20	20	20	20	Maximum Fixed Assets (3)	50	50	50	50
Additional (2)	10	10	10	10	Capital Adequacy Ratio (Basel) (4)	11	11	11	11

(1) Cash deposit – No remuneration.					(1) The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(2) Cash deposit – Compensation by Selic rate.					(2) The rate applicable to non-financial and similar companies is 7.60% (non-cumulative Cofins).
(3) Restricted Securities – From the amount calculated at 15%, R$300 million is deducted.					(3) Maximum Fixed Assets are applied over Reference Equity.
(4) Cash deposit – Compensation by Reference Rate (TR) + interest of 6.17% p.a.					(4) Reference Equity may not be lower than 11% of Weighted Assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relative to our business, which are based on management’s current expectations, estimates and projections about future events and financial trends which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions which, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, adversely affect our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place excessive reliance on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Risk Factors and Critical Accounting Practices

To assure Bradesco’s commitment to the best international practices for transparency and corporate governance, we point out “Risk Factors” and “Critical Accounting Practices”. We consider these factors and practices the most significant and those which could affect our daily business, the results of our operations or our financial position. We stress that Bradesco addresses the management of all risks inherent to its activities in a complete and integrated manner. This integrated approach facilitates the improvement of risk management models and avoids the existence of any gap that could jeopardize the correct identification and measuring of these risks.

Risks Relating to Brazil

1) Brazilian political and economic conditions have direct impact on our business and on the market value of our stocks and ADSs

All of our operations and clients are mainly located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on the Brazilian economy, which in the past has been characterized both by frequent intervention of the Brazilian Government and volatile economic cycles. In addition, our financial condition and the market value of our stocks and ADSs may also be adversely affected by changes in policies involving exchange and tax controls, as well as factors such as: fluctuations in exchange rates, interest rates, inflation rates and other political, diplomatic, social and economic events inside and outside Brazil that affect the country.

We cannot control or predict which measures or policies the Brazilian Government may take in response to the current or future situation of the Brazilian economy or how these measures or policies may affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

2) If Brazil undergoes a period of high inflation in the future, our revenues and the market value of our stocks and ADSs may be reduced

In the last 15 years, Brazil has faced periods of extremely high inflation rates, with extremely high annual rates (IGP – DI from Fundação Getulio Vargas) reaching, like in 1993, 2,708%. More recently, Brazil’s inflation rates were 1.2% in 2005, 3.8% in 2006 and 7.9% in 2007. Inflation and governmental measures to combat it have had in past years significant negative effects on the Brazilian economy. In addition, public speculation about possible future measures has also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil suffers a period of high inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor’s confidence lags, the price of our stocks and ADSs may drop. Inflationary pressures may curtail our ability to access foreign financial markets and may occasionally lead to further government interventions in the economy, including the implementation of policies that may adversely affect the overall performance of the Brazilian economy.

3) Access to international capital markets by Brazilian companies is influenced by the perception of risk in emerging economies which may harm our ability to finance our operations

The market of securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, at different levels, by the market conditions in other Latin American countries and other emerging countries. Although economic conditions in these countries may significantly differ from the Brazilian economic conditions, the investors’ reaction to events in these countries may have an adverse effect on the market value of the Brazilian companies’ securities. Crises in other emerging countries or economic policies in other countries, especially in the United States and European Union countries, may reduce the demand of investors for Brazilian companies’ securities, including ours. Any of the events described above may negatively affect the market price of our stocks and make harder, or even prevent, our access to capital markets and our financing in future operations in acceptable conditions.

II

4) Developments in other emerging markets may adversely affect the market value of our stocks and ADSs

The market value of our stocks and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. The Brazilian securities market is influenced by the local and other emerging countries’ economy, especially those in Latin America. Although economic conditions are different in each country, investors’ reaction to developments in one country may affect the securities markets and the securities issued in other countries, including Brazil.

Occasionally, developments in other countries have adversely affected the market value of our and other Brazilian companies’ stocks, as investors’ high risk perception due to crisis in other emerging markets may lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the economic situation in Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market value of our stocks and ADSs may be adversely affected.

Risks Relating to Bradesco and the Brazilian Banking and Insurance Industries

1) The Brazilian Government regulates the operations of Brazilian banks and insurance companies, and changes in prevailing laws and regulations or the imposition of new ones may adversely affect our operations and results

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the Brazilian Government. We have no control over government regulations, which govern all facets of our operations, including the imposition of minimum reference equity and capital requirements, compulsory deposits, loan limits and other loan restrictions.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving, and the laws and regulations could be amended. Besides, the enforcement or interpretation of laws and regulations could change, and new laws and regulations could be adopted. Such changes could materially affect in a negative manner our operations and our results.

Regulatory changes affecting other businesses in which we are engaged, including our broker dealer, consortium and leasing operations, could also have an adverse effect on our operations and our results.

2) The increasingly competitive environment in the Brazilian banking and insurance industries may adversely affect our business prospects

We face significant competition in all of our principal areas of operation from other large Brazilian banks and public and private insurance companies. Brazilian regulations raise limited barriers only to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the growing presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown the competition both in the banking and insurance industries. The privatization of publicly-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things: limiting our ability to increase our customer base and expand our operations; reducing our profit margins on the banking, insurance, leasing services and other products we offer; and increasing competition for the foreign investment opportunity.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process by one of our competitors would generally add to the acquirers’ market share, and as a result we may face increased competition from the acquirer.

3) Some of our common stocks are held by two stockholders, whose interests may conflict with other investors’ interests

On December 31, 2007 Cidade de Deus – Companhia Comercial de Participações held 48.22% of our common stocks and Fundação Bradesco directly and indirectly held 48.22% of our common stocks. As a result, these stockholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other stockholders, as well as to approve related-party transactions or corporate reorganizations, which may not be beneficial to our other stockholders.

III

Critical Accounting Practices

Bradesco’s results are susceptible to accounting policies, assumptions and estimates. It is incumbent upon the Management to adopt proper accounting policies and provide reasonable and suitable judgments and estimates when preparing the financial statements.

Our relevant accounting policies are outlined in note 3 to the consolidated financial statements included in chapter 8 of this Report.

In terms of materiality, the following 5 items outline the accounting policies deemed as critical, as well as areas requiring a greater judgment and estimate or involving a higher level of complexity, which may affect our financial condition and the results of our operations. The accounting estimates made under such context impel us to make assumptions on highly uncertain issues. In each case, if we had made other estimates, or if changes in estimates had occurred period by period, these could have significantly impacted our financial condition or the results of our operations:

1) Allowance for Loan Losses

We periodically adjust our allowance for loan losses, which include leasing operations and other operations with loan characteristic, based on the analysis of our portfolio, including probable losses estimate in these segments at the end of each period.

The determination of allowance for loan losses amount by its nature requires us to make judgments and assumptions related to our loan operations portfolio, not only on an individual basis, but also on a portfolio basis. When we revise our portfolio as a whole, various factors may affect our estimate of probable extension of losses, including the methodology we use to measure historical rates of delinquency and the historical period we take into account in such measurements. When we revise loan operations on an individual basis, we make judgments related to the factors, which most probably should affect the risk levels and which specific credit rating we should attribute. Additional factors, which may affect our determination of allowance for loan losses include:

– general economic conditions in Brazil and conditions of relevant sector;
– previous experience with borrower or relevant sector of economy, including losses recent experience;
– credit quality trends;
– guarantees amounts and quality of a loan operation;
– volume, composition and growth of our loan operations portfolio;
– Brazilian Government’s monetary policy; and
– any delays when receiving information necessary to assess loan operations or confirm the deterioration of existing credit.

Our determination of allowance for loan losses is influenced by the risk rating of each loan operation. By assuming a positive fluctuation of 1% in delinquency ratio expected for our loan operations portfolio in full performance on December 31, 2007, the allowance for loan losses would increase approximately R$50 million. Such sensitivity analysis is hypothetical and intends to illustrate the risk rating and loss severity impact on our allowance and, thus, must not be considered as an observation of our expectations for future determinations of risk rating or future alterations in loss severity. In view of the procedures we observe, in order to determine our risk rating of loan portfolio and our assessment of loss severity, we believe that the current risk rating and the estimate of loss severity for our loan portfolio are appropriate.

For further information about our practices referring to the allowance for loan losses, see content of loan operations included in chapter 3 and notes 3e and 10 included in the chapter 8 hereof.

2) Classification of Securities and Derivatives

The classification of securities occurs in three categories: for trading, available for sale and held to maturity. This classification is based on the Management’s intent, on the date of acquisition of securities, of maintaining or trading such securities. The accounting treatment of securities held depends on our classification upon their acquisition.

Circumstantial changes may modify our strategy related to a specific security, which will require a transfer among the three categories.

The classification of securities can be found in Note 8 included in chapter 8 of this Report.

IV

3) Assessment of Securities and Derivatives

The financial instruments recorded at fair value in our financial statements mainly include securities classified as for trading, available for sale and other trading assets, including derivatives. The fair value is defined as the value in which a position could be closed or sold in a transaction with a party aware of the issue and willing to trade, without any benefit.

We estimate the fair value by using market-quoted prices when available. We observe that the fair value may be affected by the volume of stocks traded and also may not reflect the “control premiums” resulting from stockholder agreements, those holding significant investments. However, the Management believes that market-quoted prices are the fair value best indicators.

When market-quoted prices are not available, we use models to estimate the fair value. The factors used in these models include distributors’ quotations, pricing models, prices of instruments with similar characteristics and discounted cash flows. The pricing based on models also uses information about interest rates, exchange rates and options volatility, when these are relevant and available.

In the determination of fair value, when market-quoted prices are not available, we have the Management’s judgment, since the models depend on our judgment concerning the weight to be attributed to different factors and the quality of information we receive. For instance, reliable market data, when estimating the impact of maintaining a high position are generally limited. Likewise, we use our judgment in the estimate of prices when there is no external parameter. Should we make incorrect assumptions or the model itself makes correlations or incorrect assumptions, the value of income or loss recorded for a specific asset or liability may be improper. The judgment shall also determine if a decline in fair value below the up-to-date cost of a security held to maturity or security available for sale is not temporary, so that to require we recognize a devaluation of up-to-date cost and we may reflect such reduction as expense. In the assessment, if devaluation is not temporary, the Management decides the historical period to be considered and the level of severity of a loss.

Such assessment methods may lead Bradesco to different results, if models used or assumptions and estimates are inaccurate.

For further information about our practices referring to the assessment of securities and derivative financial instruments, see Notes 3c, 3d and 8 included in chapter 8 of this Report.

4) Taxes on Income

The determination of the amount of our taxes and contributions is related to the analysis of our deferred tax assets and liabilities, and taxes on income. Generally, our assessment requires us to estimate the future values of deferred tax assets and taxes on income. Our assessment about the possibility of a deferred tax asset to be realized is subjective and involves evaluations and assumptions originally uncertain. The realization of deferred tax assets is subject to alterations in future tax rates and the development of our tax planning strategies. The support to our assessments and assumptions may change over time as a result of unpredictable occurrences or circumstances, influencing the determination of the value of our tax liabilities.

We constantly monitor and assess the impact of new tax laws on our liabilities, which could affect the assessments and assumptions of our analysis about the possibility of realizing deferred tax assets.

For further information about Bradesco’s taxes on income, see Notes 3f and 34 to our financial statements included in chapter 8 of this Report.

5) Use of Estimates

Our Management estimates and makes assumptions, which include: the amount of provisions for deferred taxes and contributions; the assumptions for the calculation of allowance for loan losses; the assumptions for calculations of technical provisions for insurance, private pension plans and certificated savings plans; the choice of useful lives of certain assets; and the determination of whether an asset or group of specific assets was deteriorated. The estimates are based on the judgment and available information. Therefore, effective results may differ from such estimates.

V

Commercial Strategy

We understand that the expansion of the Brazilian economy, jointly with a strong growth of the Brazilian population, will increase the demand for our products services. Under such context, our main objective is to maintain the focus on the domestic market and take advantage of our position as the largest private bank in Brazil, to expand profitability, maximize value to our stockholders and generate higher returns compared to other Brazilian financial institutions.

We intend to achieve such goals with a strategy not only to continuously expand our customer base, but also to consolidate our role as “the priority bank” of each of our clients, so that to be their first option towards their financial services needs. Our goal is to be a “Banco Completo” (All-inclusive Bank) in the Brazilian market. In this regard, we strive to maintain a remarkable presence in every line of financial services.

In the banking segment, we aim at rendering the most varied range of services as a retail bank, supported by a staff with more than 82 thousand employees, a wide Service Network, including our Branches, Corporate Site Branches, Banco Postal and Bradesco Expresso (Correspondent Banks), besides the ATMs (Own, Banco24Horas and sharing of the Network with Banco do Brasil), always concerned with the expansion of business volume. We are also focused on expanding our businesses as a wholesale bank in all its aspects (investment bank and corporate business) and expand our private banking business.

In the insurance segment, we intend to consolidate Bradesco Seguros e Previdência leadership, and in relation to the supplementary private pension segment, we intend to take advantage of our ongoing expansion of demand for our private pension products.

In every line of our operation, we intend to stand out and be recognized by our clients as leaders in terms of performance and efficiency.

We understand that the essence of business success in the financial sector consists of the combination between winning the client and a team highly qualified and devoted to the rendering of services, permanently trained and with rigid discipline standards at work. Our growth plans are not only translated into seeking the addition of new clients but are also focused on the frequent improvement of products/services and distribution channels. It is fundamental to promote the business, the treatment given to our team in terms of qualification, promotion and creation of a solidarity culture at work, with a view to fomenting an environment where our employees may develop a career enduring during their entire professional life.

Finally, the main component of our philosophy is to conduct the business according to the highest ethical standards. Therefore, our strategy is always guided by seeking the best Corporate Governance and sustainability practices.

The key elements of our business strategy are:

– to search for convergence of business goals with social-environmental responsibility aspects;
– expansion by means of organic growth;
– performance based on the “Bank-Insurance Model”, which is a business model of a large banking institution, having as subsidiary an important insurance company, with a view to maintaining our profitability and consolidating our leadership in the insurance industry;
– increase of revenues, profitability and value to our stockholders, by consolidating our loan operations, our main activities and the expansion of new products and services;
– maintenance of our commitment to the technological innovation;
– profitability and return to the stockholders by means of improved efficiency ratio;
– maintenance of acceptable risk levels in our operations; and
– expansion by means of strategic alliances and selective acquisitions, when these are beneficial.

1) To expand main business areas by means of organic growth

The Brazilian economy has been showing solidity over the past years and has been creating strategic opportunities for financial and insurance segments growth, mainly by means of increased business volume. We intend to take advantage of such opportunities to increase our revenues, obtain profitability and maximize value to the stockholders, as outlined as follows:

– benefiting from the opportunity in the Brazilian markets to obtain new clients with loan and financial needs only partially met, incrementing the competition for a small level of clients with higher income levels;
– expanding our financial products/services distribution, by using creativity in developing new products/services, solidly employing non-traditional means, for instance, expanding our credit cards offer and extension of loan granting to stores, by utilizing alliances with such stores and rendering services via Banco Postal;

VI

– using the distribution channels in benefit of the Bank, including our traditional branch network and technology to access the Internet in order to identify demand for new products and services;
– offering our customer base, broadly, our products and services;
– using the systems of our Branches, with a view to assessing and monitoring the use of our products and services by clients, so that to drive them to the appropriate sale, delivery and commercialization platforms; and
– developing varied products and services, in compliance with the needs of our current and potential clients.

2) To operate based on the Insurance Bank Model in order to maintain the profitability and consolidate Bradesco’s leadership in the insurance industry

Our goal is to be “the priority bank” for our clients, thus increasing attendance according to their banking, insurance and private pension needs. We believe to be in a privileged position to capitalize the synergy among banking, insurance, private pension products and services and other financial activities in order to sell our traditional banking products and services and insurance and private pension products and services, by means of our branch network, our brokers and dealerships network, distribution services via Internet and our creativity in developing new distribution channels.

Concurrently, we aim at increasing profitability levels of insurance and supplementary private pension plans segments, by using the profitability measure rather than the volume of underwritten premiums or amounts deposited, as observed as follows:

– maintaining our current policy of carefully assessing the car insurance risks and rejecting them in events where risks are too high;
– intensively trading our products and services; and
– maintaining acceptable risk levels in our operations by means of a strategy of:

  setting priorities to insurance underwriting opportunities, according to the risk spread between the revenue expected pursuant to the terms of insurance agreement and the amount of projected claims (statistically) to be due under the terms of such agreement;
  carrying out hedge transactions, so as to set out the mismatch between the real inflation index and provisions for adjustments of interest rates and inflation in long-term agreements;
  entering into reinsurance agreements with renowned reinsurance companies, executed by means of IRB-Brasil Resseguros, viewing to reducing the exposure to great risks; and
  using reinsurance contracts with important reinsurance companies.

3) Increased revenues from banking activities, profitability and value to stockholders, by reinforcing loan operations and expanding new products and services

We are concerned about the increase of revenues and profitability in our banking operations, with the following measures:

– carrying out our traditional deposit-taking activities and loan operations, continuously seeking to improve the quality of our loan portfolio, by means of risk mitigation plans and improvement in the assessment of loan granting ratings;
– building our customer base, legal entities and individuals, by offering and products and services meeting the needs of specific clients, including foreign exchange products and services and import/export financing;
– intensively seeking the development of paid services based on fees, such as collection and payment processing for current and potential clients;
– expanding our financial services and products distributed out of our conventional means of branches, such as credit card activities, taking advantage of change in the consumers’ behavior concerning the financial services consumption;
– increasing our revenues from asset management and private pension plans; and
– continuously building our high-income and wealthy customer base, by providing a varied range of tailor-made financial products and services, and offering maximum efficiency in asset management.

VII

4) To maintain Bradesco’s commitment to technological innovation

The development of efficient means to reach clients and to process operations is a key element of our goal to increase our profitability and thus obtain coordinated growth opportunities. Recently, Bradesco resolved to reinforce such strategy with the challenge of changing our technological model, with a view to definitively maintaining Bradesco’s market leadership in the industry in terms of technology. Thus, Bradesco set a task force devoted to the advance of our profile and public perception towards technology.

We believe that technology offers unequalled opportunities to reach our clients efficiently in terms of costs and with satisfactory levels of security. We maintain the commitment of being ahead in the banking automation process, by creating opportunities for Brazilians to contact us via the Internet. We expect to continue increasing the number of clients and operations carried out through the Internet, by means of techniques, such as:

– by continuously installing stations of access to the Internet (Web Points) in public sites, allowing clients to use our banking system via the Internet, whether or not they have access to a personal computer;
– by enlarging our mobile banking service (Bradesco Mobile Banking), allowing clients to carry out their banking operations via the Internet, with compatible mobile phones; and
– by providing Pocket Internet Banking for palmtops and Personal Digital Assistants (PDAs) allowing our clients to see their checking and savings accounts, credit card transactions, provide for payments, transfer funds and also obtain institutional information.

5) To obtain profitability and return to stockholders by improving the efficiency ratio

We intend to improve our efficiency levels:

– by maintaining the austerity as guideline for our cost control policy;
– by consolidating the synergies enabled by our recent acquisitions;
– by still reducing our operating costs, by means of technology investments, decreasing the costs per transaction, always maintaining our automated distribution channels updated, including our distribution systems by phone, Internet and teller machines; and
– by still incorporating institutions to be acquired in our existing system, in order to remove potential overlaps, redundancies and inefficiency.

6) To maintain acceptable risk levels in our operations

Bradesco is constantly identifying and assessing the risks inherent to the activities we developed and we maintain proper controls, ensuring the conformity of processes and capital efficient allocation, with a view to maintaining levels similar to international standards, as well as to obtain competitive advantages.

7) To enter into strategic alliances and selective acquisitions

We understand that the expansion phase of Brazilian financial institutions will occur due to the organic growth over the next years. In addition, we believe that acquisition opportunities will be smaller size institutions available. Notwithstanding, we deem that certain institutions, susceptible to be acquired, could present niche opportunities, such as consumer financing, credit cards and investment bank. Therefore, we continuously evaluate potential strategic alliances as well as consolidation opportunities, including privatization and acquisition proposals, and other forms, which offer potential opportunities to Bradesco increases its market share or improve its efficiency. Besides focusing on the value and the quality of assets, Bradesco takes into account potential operating synergies, crossed sales opportunities, know-how acquisitions and other advantages of potential alliance or acquisition. Our analysis of potential opportunities is guided by the impact these would have over our results.

VIII

Contents

List of Main Abbreviations			10

1 – Bradesco – Line by Line			11

Net Income	12	Statement of Income	22
Summarized Analysis of the Statement of Income	13	Analysis of the Statement of Income	23
Highlights	15	Comparative Balance Sheet	40
Bradesco’s stocks	18	Equity Analysis	41

2 – Main Information on Statement of Income			53

Consolidated Statement of Adjusted Income	54	Allowance for Doubtful Accounts	67
Profitability	56	Fee and Commission Income	68
Results by Business Segment	58	Administrative and Personnel Expenses	69
Change in the Main Items of Statement of Income	58	Operating Efficiency	70
Change in Net Interest Income Items plus		Other Indicators	72
Exchange Adjustment	59
Analysis of the Adjusted Net Interest Income and
Average Rates	60

3 – Main Information on Balance Sheet			73

Consolidated Balance Sheet	74	Funding	84
Total Assets by Currency and Maturities	76	Checking Accounts	85
Securities	77	Savings Accounts	86
Loan Operations	77	Assets under Management	87

4 – Operating Companies			89

Grupo Bradesco de Seguros e Previdência	90	Banco Bradesco BBI	112
– Insurance Companies (Consolidated)	90	Leasing Companies	115
– Bradesco Saúde	96	Bradesco Consórcios (Consortium Purchase Plans)	117
– Bradesco Auto/RE	99	Bradesco S.A. – Corretora de Títulos e
– Bradesco Vida e Previdência	102	Valores Mobiliários	123
– Bradesco Capitalização	106	Bradesco Securities, Inc.	126
Banco Finasa	111

5 – Operational Structure			127

Corporate Organization Chart	128	Bradesco Day & Night Customer Service Channels	141
Administrative Body	130	Investments in Infrastructure, Information
Risk Ratings	131	Technology and Telecommunications	147
Ranking	132	Risk Management and Compliance	147
Market Segmentation	133	Cards	172
Bradesco Corporate	133	International Area	176
Bradesco Empresas (Middle Market)	134	Cash Management Solutions	180
Bradesco Private	134	Qualified Services for Capital Markets	183
Bradesco Prime	135	Business Processes	187
Bradesco Varejo (Retail)	135	Corporate Governance	191
Banco Postal	136	Acknowledgments	195
Customer Service Network	139

6 – Social-environmental Responsibility			197

Bradesco Organization and the Social-environmental		Finasa Esportes	237
Responsibility	198	Social-cultural Events	237
Human Resources	202	Social Report	239
Fundação Bradesco	224

7 – Independent Auditors’ Report			241

Report of Independent Auditors on Limited Review of Supplementary Accounting Information included in the Report on Economic and Financial Analysis and in the Social Report.			242

8 – Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report			243

Message to Stockholders	244	Consolidated Added Value Statement	277
Management Report	246	Index of Notes to the Financial Statements	278
Consolidated Balance Sheet	269	Management’s Notes to the Consolidated Financial
Consolidated Statement of Income	273	Statements	279
Consolidated Statement of Changes in		Management Bodies	336
Stockholders’ Equity	274	Independent Auditors’ Report	337
Consolidated Statement of Changes in		Summary of the Audit Committee’s Report	338
Financial Position	275	Fiscal Council’s Report	341
Consolidated Cash Flow	276

Glossary of Technical Terms			342

Cross Reference Index			345

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic sum of the figures preceding them.

List of Main Abbreviations

AACD	– Association of Assistance to Disabled Children	IBNR	– Incurred But Not Reported
ABC	– Activity-Based Costing	Ibovespa	– São Paulo Stock Exchange Index
Abecs	– Brazilian Association of Credit Card Companies and Services	Ibracon	– Brazilian Institute of Independent Auditors
ABEL	– Brazilian Association of Leasing Companies	IBRE	– Brazilian Economy Institute
ABM	– Activity-Based Management	IDEC	– Brazilian Institute for the Defense of the Consumer
ACC	– Advances on Foreign Exchange Contracts	IEO	– Operating Efficiency Ratio
ADR	– American Depositary Receipt	IFC	– International Finance Corporation
ADS	– American Depositary Share	IFT	– Quarterly Financial Information
ADVB	– Association of Sales and Marketing Managers of Brazil	IGP-DI	– General Price Index – Internal Availability
Anbid	– National Association of Investment Banks	IGP-M	– General Price Index – Market
ANS	– National Agency for Supplementary Healthcare	Inmetro	– National Institute of Metrology, Standardization and Industrial Quality
AP	– Personal Accident	INSS	– Social Security National Institute
Apimec	– Association of the Capital Markets Investment Analysts and Professionals	IPCA	– Extended Consumer Price Index
Bacen	– Brazilian Central Bank	IPO	– Initial Public Offering
BDR	– Brazilian Depositary Receipt	IPTU	– Municipal Real Estate Tax
BM&F	– Mercantile and Futures Exchange	IR	– Income Tax
BNDES	– National Bank for Economic and Social Development	IRRF	– Withholding Income Tax
Bovespa	– São Paulo Stock Exchange	ISE	– Corporate Sustainability Index
CBLC	– Brazilian Settlement and Custody Company	ISS	– Tax on Services
CDB	– Bank Deposit Certificate	IT	– Information Technology
CDC	– Consumer Sales Financing	JCP	– Interest on Own Capital
CDI	– Interbank Deposit Certificate	Latibex	– Latin American Stock Exchange Market in Euros (Spain)
CEF	– Federal Savings Bank	LOMA	– Life Office Management Association (North-American institution which develops courses, examinations and researches in life, health and social security insurance segments)
Cetip	– Clearing House for the Custody and Financial Settlement of Securities	MBA	– Master of Business Administration
CIAB	– Information Technology Congress and Exposition of the Financial Institutions	MUFG	– Mitsubishi UFJ Financial Group
CMN	– National Monetary Council	NBR	– Registered Brazilian Rule
CNSP	– National Private Insurance Council	NGO	– Non-Governmental Organization
Cobit	– Control Objectives for Information and Related Technology	NPL	– Non-Performing Loans
Cofins	– Contribution for Social Security Financing	NYSE	– New York Stock Exchange
Conanda	– National Council for the Rights of Children and Adolescents	OHSAS	– Occupational Health and Safety Assessment Series
Copom	– Monetary Policy Committee	OIT	– International Labor Organization
Cosif	– Chart of Accounts for National Financial System Institutions	ON	– Common Stocks
COSO	– Committee of Sponsoring Organizations	PAA	– Advanced Service Branch
CPMF	– Provisory Contribution on Financial Transactions	PAB	– Banking Service Branch
CRI	– Certificate of Real Estate Receivables	PAE	– Electronic Service Branch in Companies
CS	– Social Contribution	PDD	– Allowance for Doubtful Accounts
CVM	– Brazilian Securities Commission	PGBL	– Unrestricted Benefits Generating Plan
DJSI	– Dow Jones Sustainability World Index	PIS	– Social Integration Program
DPV	– Available for Sale (Securities)	PL	– Stockholders’ Equity
Dpvat	– Compulsory Vehicle Insurance	PLR	– Employee Profit Sharing
DR	– Depositary Receipt	PN	– Preferred Stocks
DRE	– Statement of Income for the Year	PPNG	– Unearned Premiums Provision
DTVM	– Securities Dealer	RCF	– Optional Third-Party Liability
DVA	– Value-Added Statement	RE	– Basic lines (of Insurance Products)
EPE	– Specific Purpose Entities	ROA	– Return on Assets
ERP	– Enterprise Resource Planning	ROAA	– Return on Average assets
EXIM	– Export and Import – BNDES Financing Line	ROAE	– Return on Average Equity
Fenaprevi	– National Federation of Life and Private Pension Plans	ROE	– Return on Equity
FGV	– Fundação Getulio Vargas	SA 8000	– Social Accountability
FIA	– Management Institute Foundation	SAP	– Systems Applications and Products
FIDC	– Credit Right Funds	SBPE	– Brazilian Savings and Loan System
FIE	– Exclusive Investment Fund	Sebrae	– Brazilian Micro and Small Business Support Service
Fiesp	– Federation of the Industries of the Sate of São Paulo	SEC	– U.S. Securities and Exchange Commission
Finabens	– Financing Line of other Assets and Services	Selic	– Special Clearance and Custody System
Finame	– Fund for Financing the Acquisition of Industrial Machinery and Equipment	SESI	– National Industry Social Service
FIPE	– Economic Research Institute Foundation	SFH	– National Housing System
Fipecafi	– Accounting, Actuarial and Financial Research Institute Foundation	Sipat	– Internal Week of Labor Accident Prevention
FlRN	– Floating Rate Note	Susep	– Superintendence of Private Insurance
FxRN	– Fixed Rate Note	TAC	_ Loan Opening Rate
IBCC	– Brazilian Institute of Cancer Control	TJLP	– Long-term Interest Rate
IBGE	– Brazilian Institute of Geography and Statistics	TR	– Reference Rate
Ibmec	– Brazilian Capital Markets Institute	TVM	– Securities
		UN	– United Nations
		VaR	– Value at Risk
		VGBL	– Long-term Life Insurance

1 Bradesco – Line by Line

Net Income

The Reported Net Income was impacted by some extraordinary events. Thus, in order to enable a better analysis and comparability between the periods, we present below the Reported Net Income statement, without considering such extraordinary events (Adjusted Net Income).

	R$ million

	2007		Years

	3rd Quarter	4th Quarter	2006	2007

Reported Net Income	1,810	2,193	5,054	8,010
Extraordinary Events in the Period:
(-) Partial sale of Investment in Usiminas	–	–	(219)	–
(+) Extraordinary non-Technical Provision of Health Insurance	–	–	387	–
(-) Total Sale of Investment in Arcelor	–	–	–	(354)
(-) Partial Sale of Investment in Serasa	–	–	–	(599)
(-) Total Sale of Investment in Indiana Seguros	–	(64)	–	(64)
(-) Partial Sale of Bovespa’s securities	(75)	(178)	–	(253)
(-) Partial Sale of BM&F’s securities	–	(227)	–	(227)
(+) Full goodwill amortization	631	140	2,109	953
(+) Supplementary labor provision	–	232	309	232
(-) Activated tax credit of previous periods	(376)	(300)	(398)	(718)
(+) Civil provision – economic plans	126	74	–	274
(-) Other	(51)	(36)	–	(87)
(+/-) Fiscal effects	(215)	20	(879)	43
Adjusted Net Income	1,850	1,854	6,363	7,210

Returns on Stockholders’ Equity – Adjusted Net Income – in percentage

	2007

	3rd Quarter	4th Quarter	Year

Return on Equity – ROE	27.8	26.8	23.8
Return on Average Equity – ROAE	29.3	27.5	26.3

Return on Equity – ROE (without mark-to-market adjustment reserve – TVM and Derivatives)	29.9	28.3	25.0
Return on Average Equity – ROAE (without mark-to-market adjustment reserve– TVM and Derivatives)	31.4	29.4	28.3

Return on Equity – ROE (straight-line calculation)	25.3	24.4	23.8
Return on Average Equity – ROAE (straight-line calculation)	26.5	25.1	26.3

Return on Assets – ROA	2.4	2.2	2.1
Return on Total Average Assets – ROAA	2.5	2.3	2.4

Reported Net Income x Net Income Adjusted by Extraordinary Events and Goodwill Amortizations – R$ million

Summarized Analysis of the Statement of Income

With the purpose of favoring the better understanding, comparability and analysis of Bradesco’s results, we are disclosing the Statement of Adjusted Income, which is obtained from a series of adjustments made on the Reported Statement of Income. We point out that the Statement of Adjusted Income will be the basis used for analysis and comments of this Report on Economic and Financial Analysis.

Below, we show tables with the Reported Statement of Income, the respective adjustments and the Statement of Adjusted Income.

2006 x 2007 – R$ million

	2006				2007				Variations

	Reported Statement of Income	Adjustments		Adjusted Statement of Income	Reported Statement of Income	Adjustments		Adjusted Statement of Income	Amount	%

		Fiscal Hedge (1)	Other			Fiscal Hedge (1)	Other

Net Interest Income (a)	20,394	(337)	(219) (2)	19,838	23,530	(876)	(354) (7)	22,300	2,462	12.4
Allowance for Doubtful Accounts – PDD (b)	(4,412)	–	–	(4,412)	(5,498)	–	–	(5,498)	(1,086)	24.6
Intermediation Gross Income	15,982	(337)	(219)	15,426	18,032	(876)	(354)	16,802	1,376	8.9
Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations (c)	638	–	387 (3)	1,025	711	–	–	711	(314)	(30.6)
Fee and Commission Income (d)	8,898	–		8,898	10,806	–	–	10,806	1,908	21.4
Personnel Expenses (e)	(5,932)	–		(5,932)	(6,570)	–	–	(6,570)	(638)	10.8
Supplementary Labor Provision	(309)	–	309 (4)	–	(232)	–	232 (4)	–	–	–
Other Administrative Expenses (e)	(5,870)	–	–	(5,870)	(6,912)	–	–	(6,912)	(1,042)	17.8
Tax Expenses (e)	(2,192)	42	–	(2,150)	(2,499)	110	–	(2,389)	(239)	11.1
Other Operating Income/Expenses	(2,731)	–	–	(2,731)	(3,042)	–	223 (8)	(2,819)	(88)	3.2
Full Goodwill Amortization	(2,109)	–	2,109 (5)	–	(953)	–	953 (5)	–	–	–
Operating Income	6,375	(295)	2,586	8,666	9,341	(766)	1,054	9,629	963	11.1
Non-Operating Income	(9)	–	–	(9)	1,203	–	(1,179) (9)	24	33	–
IR/CS and Minority Interest	(1,312)	295	(1,277) (6)	(2,294)	(2,534)	766	(675) (10)	(2,443)	(149)	6.5
Net Income	5,054	–	1,309	6,363	8,010	–	(800)	7,210	847	13.3

(1)	partial result of derivatives used for hedge effect of investments abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy;
(2)	positive result determined in the sale of our share in Usiminas in 4Q06;
(3)	extraordinary non-technical provision in the “Individual Health” portfolio related to the differences between the readjustments of the plans and correspondent medical and hospital costs;
(4)	supplementary provision for labor proceedings due to the improvement in the calculation methodology in 2007;
(5)	full goodwill amortization in subsidiaries;
(6)	fiscal effect of adjustments in the amount of R$879 million and activation of the fiscal credits of previous periods, in the amount of R$398 million;
(7)	positive result recorded in the sale of our share in Arcelor;
(8)	basically, for the constitution of civil provision – economic plans, in the amount of R$(274) million and recovery of fiscal credits (PIS), in the amount of R$51 million;
(9)
positive result recorded in the sale of part of our share in Serasa, in the amount of R$599 million, in Bovespa, in the amount of R$253 million, in BM&F, in the amount of R$227 million and in Indiana Seguros, in the amount of R$64 million; and

(10)	fiscal effect of adjustments in the amount of R$(43) million and activation of the fiscal credits of previous periods in the amount of R$718 million.

Bradesco’s Net Income, in 2007, reached R$7,210 million, accounting for a 13.3% increase in relation to Net Income of 2006. Bradesco’s Stockholders’ Equity amounted to R$30,357 million as of December 31, 2007, equivalent to a 23.2% increase compared to the balance as of December 31, 2006. Consequently, the annualized return on Average Stockholders’ Equity (*) (ROAE) reached 28.3%. Total consolidated assets reached R$341,184 million as of December 31, 2007, accounting for a 28.5% growth in relation to the balance of same date of the previous year.

The annualized return on Average Assets (ROAA), in the period of 2007, was 2.4%. Earnings per stock reached R$3.57. The main items influencing net income in 2007, compared to the previous period, can be seen below:

(a) Net Interest Income – R$2,462 million

Such growth is mainly due to “interest” component, with a share of R$1,965 million (R$4,147 million due to the increase in business volume, and R$2,182 million to the decrease in spreads), and to the “non-interest” result in the amount of R$497 million, due to higher gains with loan recovery and treasury, pointing out a 35.0% increase in the volume of loan operations for individuals carried out in 2007, mainly concerned with consumer sales and personal loan financing, the spread of which is higher if compared to corporate loans.

(b) Allowance for Doubtful Accounts Expenses – R$(1,086) million

The variation is mostly due to a 36.5% increase in the volume of loan operations in 2007, pointing out the individual client operations, mainly under the type “consumer financing”, with an increase of 35.0%, which, in view of its specific characteristic, requires a higher volume of provision.

(c) Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations – R$(314) million

The variation is mostly due to higher expenses related to constitution of technical provisions in the “Health Plan” portfolio in the amount of R$225 million.

(d)Fee and Commission Income – R$1,908 million

The increase in the period is mainly due to a higher volume of operations and to the Amex Brasil and BMC consolidation, pointing out the items “Income from Cards” R$691 million, “Loan Operations” R$391 million, “Checking Accounts” R$273 million, “Assets under Management” R$194 million, “Charging” R$107 million, “Custody and Brokerage Services” R$83 million and “Consortium Management” R$34 million.

(e)Personnel, Administrative and Tax Expenses – R$(1,919) million

Out of such amount, R$638 million of personnel expenses is due to: (i) the increase in salary levels resulting from the collective bargaining agreement of 2006 (3.5%); (ii) the increase in salary levels resulting from the collective bargaining agreement of 2007 (6.0%) R$108 million (R$26 million of restatement of labor liabilities, R$66 million of payroll increase and R$16 million of food allowance); (iii) higher expenses with management and employee profit sharing (PLR) in the amount of R$188 million; and (iv) the consolidation of companies acquired in the period in the amount of R$93 million.
In 2007, the variation of R$1,042 million in other administrative expenses basically refers to: (i) the effects on increased volume of business; (ii) the investments in the improvement and optimization of the technological platform (IT Improvements Project); (iii) the contractual adjustments; and (iv) the consolidation of companies acquired R$215 million.
The R$239 million of tax expenses derives basically from (i) the increase in PIS/Cofins expenses R$189 million, due to the increase in taxable income; and (ii) the increase in ISS expenses R$48 million.

(*) It does not consider the mark-to-market effects of securities available for sale.

3Q07 x 4Q07 – R$ million

	3Q07				4Q07				Variations

	Reported Statement of Income	Adjustments		Adjusted Statement of Income	Reported Statement of Income	Adjustments		Adjusted Statement of Income	Amount	%

		Fiscal Hedge (1)	Other			Fiscal Hedge (1)	Other

Net Interest Income (a)	5,785	(205)	–	5,580	6,156	(159)	–	5,997	417	7.5
Allowance for Doubtful Accounts – PDD (b)	(1,438)	–	–	(1,438)	(1,556)	–	–	(1,556)	(118)	8.2
Intermediation Gross Income	4,347	(205)	–	4,142	4,600	(159)	–	4,441	299	7.2
Insurance, Private Pension Plans and Certificated Savings Plans Operating Income (c)	208	–	–	208	147	–	–	147	(61)	(29.3)
Fee and Commission Income (d)	2,742	–	–	2,742	2,896	–	–	2,896	154	5.6
Personnel Expenses (e)	(1,640)	–	–	(1,640)	(1,821)	–	–	(1,821)	(181)	11.0
Supplementary Labor Provision	–	–	–	–	(232)	–	232(6)	–		–
Other Administrative Expenses (e)	(1,755)	–	–	(1,755)	(1,973)	–	–	(1,973)	(218)	12.4
Tax Expenses (e)	(625)	26	–	(599)	(643)	20	–	(623)	(24)	4.0
Other Operating Income/Expenses	(714)	–	75 (2)	(639)	(663)	–	74 (7)	(589)	50	(7.8)
Full Goodwill Amortization	(631)	–	631 (3)	–	(140)	–	140 (3)	–	–	–
Operating Income	1,932	(179)	706	2,459	2,171	(139)	446	2,478	19	0.8
Non-Operating Income	76	–	(75) (4)	1	526	–	(505) (8)	21	20	–
IR/CS and Minority Interest	(198)	179	(591) (5)	(610)	(504)	139	(280) (9)	(645)	(35)	5.7
Net Income	1,810	–	40	1,850	2,193	–	(339)	1,854	4	0.2

(1)	partial result of derivatives used for hedge effect of investments abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy;
(2)	constitution of civil provision – economic plans in the amount of R$(126) million and recovery of fiscal credits (PIS) in the amount of R$51 million;
(3)	full goodwill amortization in subsidiaries;
(4)	positive result recorded in the sale of part of our share in Bovespa;
(5)	fiscal effect of adjustments in the amount of R$215 million and activation of the fiscal credits of previous periods in the amount of R$376 million;
(6)	supplementary provision for labor proceedings due to the improvement in the calculation methodology;
(7)	constitution of civil provision – economic plans;
(8)
basically, for the positive result recorded in the sale of part of our interest in Bovespa in the amount of R$178 million, in BM&F, in the amount of R$227 million, and in Indiana Seguros, in the amount of R$64 million; and

(9)	fiscal effect of adjustments in the amount of R$(20) million and activation of the fiscal credits of previous periods in the amount of R$300 million;

In the 4th quarter of 2007, Bradesco’s Net Income reached R$1,854 million, against R$1,850 million in the 3rd quarter of 2007. Bradesco’s Stockholders’ Equity amounted to R$30,357 million on December 31, 2007, a 3.9% increase in relation to September 30, 2007. Total consolidated assets reached R$341,184 million as of December 31, 2007, growing 7.4% in 4Q07.

The main items influencing net income in the 4th quarter of 2007 compared to the previous quarter can be seen below:

(a) Net Interest Income – R$417 million

Such variation is due to the increase in the result of interest -bearing operations in the amount of R$265 million (R$476 million due to the increase in business volume, especially due to consumer financing operations, and R$211 million to the decrease in spreads) and to the increase in the “non-interest” income in the amount of R$152 million, in view of the higher gains with loan recoveries, TVM and treasury.

(b)Allowance for Doubtful Accounts Expenses – R$(118) million

The increase in the expense in 4Q07 is consistent with the growth of our loan portfolio (by R$14,950 million or 12.8%) and mainly with the growth of operations with individual clients, which, due to its characteristic, require higher provisioning volume.

(c) Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations – R$(61) million

The variation is basically due to the higher expenses with technical provisions and the increase in the volume of claims, ratio of wich increased from 73.8% in 3Q07 to 75.7% in 4Q07.

(d)Fee and Commission Income – R$154 million

The increase is mostly due to an expansion in the volume of operations in the quarter, reflecting substantially in the following items: “Income from Cards” R$65 million; “Checking Account Income” R$18 million; “Loan Operations” R$17 million; “Collection Income” R$10 million; and “Assets under Management Income” R$8 million.

(e) Personnel, Administrative and Tax Expenses – R$(423) million

Personnel expenses increased R$181 million in the quarter basically as a result of: (i) higher expenses with provisions for labor proceedings in the amount of R$47 million; and (ii) higher expenses with management and employee profit sharing (PLR) in the amount of R$131 million.
The R$218 million of other administrative expenses refers basically to higher expenses with: (i) “Advertising” R$96 million; (ii) “Third -party Services” R$48 million; (iii) “Assets Leasing” R$14 million; (iv) “Communications” R$12 million; (v) “Transportation” R$ 10 million; and (vi) “Data Processing” R$8 million.
The R$24 million of tax expenses are basically due to the increase of PIS/Cofins expenses R$9 million, due to the increase of tax income and increase in CPMF expenses in the amount of R$16 million.

Highlights

Income

	R$ million

	Years		Variation	2007		Variation

	2006	2007	%	3rd Qtr.	4th Qtr.	%

Adjusted Net Interest Income	19,838	22,300	12.4	5,580	5,997	7.5
Allowance for Doubtful Accounts Expenses	4,412	5,498	24.6	1,438	1,556	8.2
Fee and Commission Income	8,898	10,806	21.4	2,742	2,896	5.6
Insurance, Private Pension Plans and Certificated Savings Plans Retained Premiums	15,180	16,432	8.2	4,146	4,837	16.7
Personnel Expenses	5,932	6,570	10.8	1,640	1,821	11.0
Other Administrative Expenses	5,870	6,912	17.8	1,755	1,973	12.4
Operating Income	8,666	9,629	11.1	2,459	2,478	0.8
Adjusted Net Income	6,363	7,210	13.3	1,850	1,854	0.2

Balance Sheet

	R$ million

	December		Variation	2007		Variation

	2006	2007	%	September	December	%

Total Assets	265,547	341,184	28.5	317,648	341,184	7.4
Securities and Derivative Financial Instruments	97,250	114,452	17.7	108,098	114,452	5.9
Loan Operations (Expanded Concept)	116,225	161,407	38.9	140,094	161,407	15.2
• Loan and Leasing Operations	96,219	131,307	36.5	116,357	131,307	12.8
• Sureties and Guarantees (Accounted for in Memorandum Accounts)	14,791	24,296	64.3	18,471	24,296	31.5
• Credit Cards (Purchases in Cash and Store Payment in Installments)	5,215	5,804	11.3	5,266	5,804	10.2
Permanent Assets	3,492	3,670	5.1	3,539	3,670	3.7
Deposits	83,905	98,323	17.2	86,736	98,323	13.4
Borrowings and Onlendings	17,419	23,410	34.4	20,735	23,410	12.9
Technical Provisions	49,129	58,526	19.1	55,319	58,526	5.8
Stockholders’ Equity	24,636	30,357	23.2	29,214	30,357	3.9

Change in Number of Outstanding Stocks

	Common stocks	Preferred stocks	Total

Number of Outstanding Stocks on December 31, 2006	500,071,456	500,811,468	1,000,882,924
Stocks Acquired and not Cancelled	(76,700)	(1,411,124)	(1,487,824)
Shares issued for Banco BMC Merger	9,299,618	9,299,514	18,599,132
100% Bonus	500,042,656	500,637,068	1,000,679,724
Number of Outstanding Stocks on December 31, 2007	1,009,337,030	1,009,336,926	2,018,673,956

Stock Performance (*)

	R$

	Years		Variation	2007		Variation

	2006	2007	%	3rd Qtr.	4th Qtr.	%

Net Income per Stock	3.18	3.57	12.3	0.92	0.92	–

Dividends/JCP per Stock– Common (after Income Tax)	0.938	1.223	30.4	0.317	0.371	17.0
Dividends/JCP per Stock – Preferred (after Income Tax)	1.032	1.346	30.4	0.349	0.408	16.9

Book Value per Stock (Common and Preferred)	12.31	15.04	22.2	14.47	15.04	3.9

Last Business Day Price – Common	41.48	51.50	24.2	52.60	51.50	(2.1)
Last Business Day Price – Preferred	43.25	56.95	31.7	53.60	56.95	6.3

Market Value (R$ million) (**)	84,801	109,463	29.1	107,222	109,463	2.1

(*) For comparison purposes, in 2007 there was a 100% stock bonus, which was applied to 2006.
(**) Number of stocks (disregarding the treasury stocks) x closing price of Common and Preferred stocks of the last day of the period.

Cash Generation (*)

	R$ million

	2006			2007

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Net Income	1,611	1,620	6,363	1,850	1,854	7,210
Equity in the Earnings of Affiliated Companies	(7)	(30)	(72)	(16)	(10)	(42)
Allowance for Doubtful Accounts	1,169	1,189	4,412	1,438	1,556	5,498
Allowance/Reversal for Depreciation	–	(42)	9	–	1	1
Depreciation and Amortization	128	130	481	135	137	538
Goodwill Amortization	–	–	433	–	–	–
Other	16	7	26	18	11	63
Total	2,917	2,874	11,652	3,425	3,549	13,268

(*) It considers the Adjusted Net Income.

Added Value with Hedge Adjustment and without Extraordinary Events

	R$ million

	2006			2007

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Added Value (A+B+C)	4,311	4,187	16,731	4,696	4,940	18,601
A – Gross Income from Financial Intermediation	3,698	3,856	15,426	4,142	4,441	16,802
B – Fee and Commission Income	2,343	2,424	8,898	2,742	2,896	10,806
C – Other Operating Income/Expenses	(1,730)	(2,093)	(7,593)	(2,188)	(2,397)	(9,007)

Distribution of Added Value (D+E+F+G)	4,311	4,187	16,731	4,696	4,940	18,601
D – Employees	1,391	1,273	5,196	1,426	1,594	5,741
E – Government Contribution	1,309	1,294	5,172	1,420	1,492	5,650
F – JCP/Dividends to Stockholders (paid and provisioned) (*)	972	40	2,160	743	683	2,823
G – Profit Reinvestment	639	1,580	4,203	1,107	1,171	4,387

Distribution of Added Value– percentage	100.0	100.0	100.0	100.0	100.0	100.0
Employees	32.4	30.4	31.1	30.4	32.3	30.9
Government Contribution	30.4	30.9	30.9	30.2	30.2	30.4
JCP/Dividends to Stockholders (paid and provisioned)	22.5	1.0	12.9	15.8	13.8	15.2
Profit Reinvestments	14.7	37.7	25.1	23.6	23.7	23.5

(*) In 3Q06, it considers the provisions of the Board of Directors Meeting held on 10.5.2006.

Fixed Assets to Stockholders’ Equity Ratio Calculation

	R$ million

	2006		2007

	September	December	September	December

Stockholders’ Equity + Minority Stockholders	21,829	24,694	29,390	30,513
Subordinated Debts	10,265	10,411	10,028	11,750
Tax Credits	(149)	(59)	(79)	(81)
Exchange Membership Certificates	(80)	(84)	(69)	(35)
Other Adjustments	–	–	(1,171)	(733)
Reference Equity (A) (*)	31,865	34,962	38,099	41,414
Permanent Assets	8,642	8,912	12,193	14,963
Fixed Assets and Leasing	(4,844)	(5,334)	(8,561)	(11,203)
Unrealized Leasing Losses	(100)	(102)	(106)	(102)
Other Adjustments	92	799	2,083	2,329
Total Fixed Assets (B) (*)	3,790	4,275	5,609	5,987
Fixed Assets to Stockholders’ Equity Ratio (B/A) – %	11.9	12.2	14.7	14.5
Margin	12,142	13,206	13,441	14,720

(*) For the calculation of Fixed Assets to Stockholders’ Equity Ratio, the Exchange Membership Certificates are excluded from the Reference Equity and Fixed Assets, as per Bacen Resolution 2,283.

Performance Ratios (annualized) – in percentage

	2006			2007

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Return on Stockholders’ Equity (total)	33.0	29.0	25.8	27.8	26.8	23.8
Return on Stockholders’ Equity (average)	32.7	32.3	30.0	29.3	27.5	26.3

Return on Stockholders’ Equity (total) without mark-to-market
adjustment reserve – TVM and Derivatives	32.8	31.3	27.7	29.9	28.3	25.0
Return on Stockholders’ Equity (average) without
mark-to-market adjustment reserve – TVM and Derivatives	32.5	34.3	31.1	31.4	29.4	28.3

Return on Stockholders’ Equity (total) – straight-line calculation	29.6	26.3	25.8	25.3	24.4	23.8
Return on Stockholders’ Equity (average) – straight-line calculation	29.3	29.0	30.0	26.5	25.1	26.3

Return on Total Assets (total)	2.7	2.5	2.4	2.4	2.2	2.1
Return on Total Assets (average)	2.7	2.6	2.7	2.5	2.3	2.4

Stockholders’ Equity on Total Assets	9.0	9.3	9.3	9.2	8.9	8.9

Capital Adequacy Ratio (Basel) – Financial Consolidated (*)	18.4	18.8	18.8	16.3	15.6	15.6
Capital Adequacy Ratio (Basel) – Total Consolidated (*)	16.2	16.5	16.5	14.2	14.0	14.0

Fixed Assets to Stockholders' Equity Ratio – Financial Consolidated	46.0	48.0	48.0	48.9	45.8	45.8
Fixed Assets to Stockholders' Equity Ratio – Total Consolidated	11.9	12.2	12.2	14.7	14.5	14.5

Combined Ratio – Insurance	88.9	86.7	92.1	92.6	93.1	95.3

Efficiency Ratio (YTD)	42.4	42.1	42.1	41.8	41.8	41.8

Coverage Ratio (YTD)	74.0	75.4	75.4	80.6	80.2	80.2

(*) If we choose the prerogative provided for in article 9 of Circular 3,367 of Bacen, the indexes of December 2007 would be 18.9% in the financial consolidated and 16.6% in the total consolidated.

Market Share – Consolidated – in percentage

	2006		2007

	September	December	September	December

Banks – Source: Bacen
Time Deposit	9.6	9.4	8.3	N/A
Savings Deposit	14.6	14.7	13.9	N/A
Demand Deposit	17.4	16.8	17.4	N/A
Loan Operations	12.5	12.2	12.6	12.8 (*)
Number of Branches	16.8	16.6	16.6	17.3(**)

Banks – Source: Anbid
Investment Funds + Portfolios	14.7	14.9	14.1	14.1

Banks – Source: Federal Revenue Secretariat
CPMF	19.8	19.8	19.5	19.7

Insurance, Private Pension Plans and Certificated Savings Plans –Source: Susep and ANS
Insurance, Private Pension Plans and Certificated Savings Plans Premiums	25.1	25.8	25.2	25.3 (*)
Insurance Premiums (including VGBL)	25.3	26.3	25.4	25.5 (*)
Income on VGBL Premiums	42.9	43.8	41.4	41.2 (*)
Revenues from Pension Plans Contributions (excluding VGBL)	28.6	27.9	28.8	28.4 (*)
Revenues from Certificated Savings Plans	19.8	19.9	20.3	20.5 (*)
Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans	37.1	37.1	36.0	35.9 (*)

Insurance and Private Pension Plans – Source: Fenaprevi
Revenues from PGBL Contributions	32.7	30.6	27.3	26.3 (*)
Private Pension Plans Investment Portfolios (including VGBL)	42.6	42.0	41.0	41.0 (*)

Credit and Debit Card – Source: Abecs
Credit and Debit Card Revenue	16.6	17.0	18.6	18.6 (*)

Leasing – Source: Abel
Active Operations	11.8	11.5	12.2	12.5 (*)

Banco Finasa – Source: Bacen
Finabens (Portfolio)	20.7	18.8	16.6	15.7 (*)
Auto (Portfolio) – This includes Banco Bradesco	25.8	25.8	25.8	26.0 (*)

Consortia – Source: Bacen
Real Properties	26.3	27.3	26.5	27.3 (*)
Auto	18.8	20.2	20.9	21.2 (*)
Trucks, Tractors and Agricultural Implements	5.8	6.3	6.9	6.9 (*)

International Area – Source: Bacen
Export Market	22.8	22.3	20.4	20.5 (**)
Import Market	15.0	15.4	15.8	16.1 (**)

(*) Reference date: November 2007.
(**) Previous data.
N/A – Not available

Other Information

	2007		Variation	December		Variation

	September	December	%	2006	2007	%

Funding and Assets Managed – in R$ million	452,698	484,265	7.0	386,586	484,265	25.3
Number of Employees	81,943	82,773	1.0	79,306	82,773	4.4
Number of Branches	3,067	3,160	3.0	3,008	3,160	5.1
Savings Account Holders – thousand	32,146	34,623	7.7	35,175	34,623	(1.6)
Credit, Private Label and Debit Card Base – thousand	67,228	70,469	4.8	57,942	70,469	21.6

Bradesco’s Stocks

Number of Stocks (in thousands) – Common and Preferred Stocks (*)

	December				2007

	2003	2004	2005	2006	September	December

Common	958,036	953,405	978,900	1,000,143	1,009,337	1,009,337
Preferred	944,328	944,327	979,878	1,001,623	1,009,904	1,009,337
Subtotal – Outstanding Stocks	1,902,364	1,897,732	1,958,778	2,001,766	2,019,241	2,018,674
Treasury Stocks	344	–	464	758	1,679	2,246
Total	1,902,708	1,897,732	1,959,242	2,002,524	2,020,920	2,020,920

(*) For comparison purposes, 100% stock bonuses occurred in 2005 and 2007 were applied for previous years. Until 2004, the number of stocks was adjusted at 200% due to their splitting.

On December 31, 2007, Bradesco’s capital stock was R$19 billion, composed of 2,020,920,180 stocks, of which 1,010,165,730 are common and 1,010,754,450 are preferred, non-par and book-entry stocks. The largest stockholder is the holding company Cidade de Deus Participações, which directly holds 48.22% of our voting capital and 24.12% of our total capital. Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. Nova Cidade de Deus is owned by Fundação Bradesco and Elo Participações e Investimento. Elo Participações e Investimento has as stockholders the majority of members of Bradesco’s Board of Directors and Statutory Executive Board (see page 128).

Number of Stockholders – Domiciled in the Country and Abroad

	December				2007

	2003	2004	2005	2006	September	December

Individuals	2,158,808	1,254,044	1,244,572	1,248,275	1,250,454	1,248,310
Corporate	180,559	116,894	116,225	116,040	115,914	115,710
Subtotal of Residents in the Country	2,339,367	1,370,938	1,360,797	1,364,315	1,366,368	1,364,020
Residents Abroad	465	3,780	3,701	3,689	3,691	3,699
Total	2,339,832	1,374,718	1,364,498	1,368,004	1,370,059	1,367,719

Concerning Bradesco’s stockholders, domiciled in the country and overseas, on December 31, 2007, 1,364,020 stockholders were domiciled in Brazil, accounting for 99.73% of total stockholders’ base and holding 71.28% of Bradesco’s outstanding stocks.

Whereas the number of stockholders living abroad was 3,699, representing 0.27% of total stockholders’ base and holding 28.72% of Bradesco’s outstanding stocks.

Market Value – R$ million

N.B.: the market value considers the closing quotation of the common and preferred stocks multiplied by the respective number of stocks (less treasury stocks).

Market Value / Stockholders’ Equity

Market Value/Stockholders’ Equity: indicates the number of times Bradesco’s market value is higher than its accounting stockholders’ equity.
Formula used: number of common and preferred stocks multiplied by the closing price of common and preferred stocks of the last business day of the period. The amount is divided by the accounting stockholders’ equity of the period.

Dividend Yield – in percentage (YTD)

Dividend Yield: is the ratio between the dividends and/or interest on own capital distributed to stockholders over the past 12 months and the stock price, indicating the investors’ return related to profit sharing. Formula used: amount received by stockholders as dividends and/or interest on own capital (gross of IR) over the past 12 months, which is divided by the preferred stock closing price of the last business day of the period.

Payout Index – in percentage

Payout Index: indicates the percentage of net income paid as dividends/interest on own capital.
Formula used: amount received by stockholders as dividends and/or interest on own capital (gross of IR), which is divided by net income adjusted by legal reserve (5% of net income).

Financial Volume – Bradesco PN x Ibovespa – R$ billion (except percentage)

Source: Economática

Earnings per Share – R$ (YTD) (*)

(*) For comparison purposes, in 2007 there was a 100% stock bonus, which was applied for previous years. In 2005 there was also a 100% stock bonus, which was applied for previous years. Until 2004, the number of stocks was adjusted at 200% due to their splitting. Adjusted Net Income was used.

Appreciation Index – Bradesco PN (BBDC4) x Ibovespa (in percentage)

Source: Economática

Bradesco Stock Performance

In 4Q07, Bradesco’s preferred stocks appreciated by 6.4% (adjusted by dividends), surpassing Ibovespa’s performance, which had a gain of 5.7% . In 2007, the accrued appreciation of Bradesco’s stocks was 32.9% (adjusted by dividends), whereas Ibovespa’s gain was 43.7% in the period.

The Brazilian stock market had a good performance until the beginning of the 2nd half, but concerns regarding subprime real estate loans in the United States and lately the economy’s performance affected the performance of the markets, especially the securities of the financial sector due to the decreased exposure of foreign investors to the sector, even those without exposure to subprime, such as Bradesco.

Statement of Income

	R$ million

	Years		Variation	2007		Variation

	2006	2007	%	3rd Qtr.	4th Qtr.	%

Revenues from Financial Intermediation	37,665	40,375	7.2	10,283	10,901	6.0
Loan Operations	20,055	21,057	5.0	5,315	5,811	9.3
Leasing Operations	653	917	40.4	248	284	14.5
Securities Transactions	6,090	6,334	4.0	1,717	1,568	(8.7)
Financial Income on Insurance, Private Pension Plans
and Certificated Savings Plans	6,888	7,501	8.9	1,889	2,068	9.5
Derivative Financial Instruments	1,923	2,675	39.1	688	629	(8.6)
Foreign Exchange Transactions	730	647	(11.4)	122	232	90.2
Compulsory Deposits	1,326	1,244	(6.2)	304	309	1.6
Expenses From Financial Intermediation
(not including PDD)	17,827	18,075	1.4	4,703	4,904	4.3
Market Funding Operations	11,995	11,996	–	3,159	3,221	2.0
Price-Level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	4,005	4,617	15.3	1,188	1,288	8.4
Borrowings and Onlendings	1,819	1,453	(20.1)	354	393	11.0
Leasing Operations	8	9	12.5	2	2	–
Net Interest Income	19,838	22,300	12.4	5,580	5,997	7.5
Allowance for Doubtful Accounts Expenses	(4,412)	(5,498)	24.6	(1,438)	(1,556)	8.2
Gross Income from Financial Intermediation	15,426	16,802	8.9	4,142	4,441	7.2
Other Operating Income/Expenses	(6,760)	(7,173)	6.1	(1,683)	(1,963)	16.6
Fee and Commission Income	8,898	10,806	21.4	2,742	2,896	5.6
Operating Income from Insurance, Private
Pension Plans and Certificated Savings Plans	1,025	711	(30.6)	208	146	(29.8)
(+) Net Premiums Issued	19,022	21,479	12.9	5,448	6,175	13.3
(-) Reinsurance Premiums and Redeemed Premiums	(3,842)	(5,047)	31.4	(1,302)	(1,338)	2.8
(=) Retained Premiums from Insurance, Private
Pension Plans and Certificated Savings Plans	15,180	16,432	8.2	4,146	4,837	16.7
Retained Premiums from Insurance	8,083	8,490	5.0	2,307	2,143	(7.1)
Private Pension Plans Contributions	5,679	6,386	12.4	1,445	2,277	57.6
Income on Certificated Savings Plans	1,418	1,556	9.7	394	417	5.8
Variation in Technical Provisions for Insurance,
Private Pension Plans and Certificated
Savings Plans	(3,515)	(5,047)	43.6	(1,322)	(1,965)	48.6
Variation in Technical Provisions for Insurance	(622)	(1,254)	101.6	(499)	(250)	(49.9)
Variation in Technical Provisions for Private
Pension Plans	(2,880)	(3,804)	32.1	(818)	(1,709)	108.9
Variation in Technical Provisions for Certificated
Savings Plans	(13)	11	–	(5)	(6)	20.0
Retained Claims	(6,127)	(6,014)	(1.8)	(1,488)	(1,595)	7.2
Certificated Savings Plans Draws and Redemptions	(1,222)	(1,378)	12.8	(346)	(378)	9.2
Insurance, Private Pension Plans and Certificated
Savings Plans Selling Expenses	(1,023)	(1,084)	6.0	(274)	(288)	5.1
Insurance Products Selling Expenses	(816)	(849)	4.0	(217)	(218)	0.5
Private Pension Plans Selling Expenses	(190)	(218)	14.7	(53)	(65)	22.6
Certificated Savings Plans Selling Expenses	(17)	(17)	–	(4)	(5)	25.0
Expenses with Private Pension Plans Benefits and
Redemptions	(2,268)	(2,198)	(3.1)	(508)	(465)	(8.5)
Personnel Expenses	(5,932)	(6,570)	10.8	(1,640)	(1,821)	11.0
Other Administrative Expenses	(5,870)	(6,912)	17.8	(1,755)	(1,973)	12.4
Tax Expenses	(2,150)	(2,389)	11.1	(599)	(623)	4.0
Equity in the Earnings of Affiliated Companies	72	42	(41.7)	16	10	(37.5)
Other Operating Income	1,420	1,436	1.1	376	424	12.8
Other Operating Expenses	(4,223)	(4,297)	1.8	(1,031)	(1,022)	(0.9)
Operating Income	8,666	9,629	11.1	2,459	2,478	0.8
Non-Operating Income	(9)	24	–	1	21	–
Income before Taxes on Profit and Profit Sharing	8,657	9,653	11.5	2,460	2,499	1.6
Taxes on Income	(2,285)	(2,432)	6.4	(607)	(642)	5.8
Minority Interest in Subsidiaries	(9)	(11)	22.2	(3)	(3)	–
Net Income	6,363	7,210	13.3	1,850	1,854	0.2
Annualized Return on Stockholders’ Equity (*) (%)	31.1	28.3	–	31.4	29.4	–

(*) Refers to average Stockholders’ Equity and does not consider the mark-to-market effects on securities available for sale.

Analysis of the Statement of Income – R$ million

Income from Loan Operations and Leasing Result

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
20,700	21,965	6.1	5,561	6,093	9.6

In the year, income was up mainly as result of: (i) the increase in the volume of the loan portfolio, which totaled R$131,307 in December/07 against R$96,219 in December/06, i.e., a 36.5% increase. We highlight the corporate portfolio, with an increase of 37.5%, focusing on “BNDES Onlending”, “Guaranteed Account”, “Operations Abroad“, ”Working Capital” and “Leasing” products. In the individual portfolio, the growth was 35.0%, with focus on the products connected to consumer financing; partially mitigated by: (ii) higher exchange loss variation of 17.2% in the year/07, against an exchange loss variation of 8.7% in the year/06, affecting foreign currency indexed and/or denominated operations, which comprise 9.2% of total Loan and Leasing Operations, basically derived from corporate portfolio (excluding Advances on Foreign Ex change Contracts – ACC); and (iii) decrease in average interest rates, observing the 11.8% CDI variation in the year/07, against 15.0% in the year/06.

The variation in income in the quarter was mainly due to: (i) the increase of 12.8% in the loan portfolio volume, which reached the amount of R$131,307 in December/07, against R$116,357 in September/07, considering that in the corporate portfolio there was an increase of 16.0%, with focus on the “Operations Abroad”, “Working Capital”, and “Leasing” products, whereas in the individual portfolio the increase was 8.5%, with focus on products linked to consumer financing; (ii) the lower exchange loss variation of 3.7% in 4Q07, against exchange loss variation of 4.5% in 3Q07, affecting our foreign currency indexed and/or denominated operations, comprising 9.2% of total Loan and Leasing Operations, basically derived from the corporate portfolio (excluding Advances on Foreign Exchange Contracts – ACC); which was partially mitigated: (iii) by the drop in the average interest rates, observing the 2.6% CDI variation in 4Q07, against 2.8% in 3Q07.

Income from Operations with Securities (TVM) and Derivative Financial Instruments

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
8,013	9,009	12.4	2,405	2,197	(8.6)

The increase in income in the year is mainly due to: (i) the increase in the portfolio’s average volume; which was partially offset by: (ii) the higher exchange loss variation of 17.2% in the year/07, against an exchange loss variation of 8.7% in the year/06, impacting on the foreign currency indexed and/or denominated operations, comprising 5.0% of the portfolio; (iii) the lower “non-interest” income gains in the amount of R$102 in the year/07; and (iv) the reduction in the average interest rates, observing the 11.8% CDI variation in the year/07, against 15.0% in the year/06.

The variation in income in the quarter is mainly due to: (i) the increase in the portfolio’s average volume; (ii) the lower exchange loss variation of 3.7% in 4Q07, against exchange loss variation of 4.5% in 3Q07, impacting on the foreign currency indexed and/or denominated operations, comprising 5.0% of the portfolio; offset by: (iii) the lower “non-interest” income gains in the amount of R$35 in 4Q07; and (iv) the reduction in the average interest rates, observing the 2.6% CDI variation in 4Q07, against 2.8% in 3Q07.

Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
6,888	7,501	8.9	1,889	2,068	9.5

The variation in the year was basically due to: (i) the increase in the portfolio’s average volume; (ii) the higher IGP-M variation of 7.8% in the year/07, against 3.8% in the year/06; (iii) the higher “non-interest” income of R$311 in the year/07; partially offset: (iv) by the reduction in the average interest rates, observing the 11.8% CDI variation in the year/07, against 15.0% in the year/06.

The variation in the quarter was substantially due to: (i) the increase in the portfolio’s average volume; (ii) the higher “non-interest” income of R$67 in 4Q07; (iii) the higher IGP-M variation of 3.5% in 4Q07, against 2.6% in 3Q07; partially offset: (iv) by the reduction in average interest rates, observing the 2.6% CDI variation in 4Q07, against 2.8% in 3Q07.

Foreign Exchange Transactions

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
730	647	(11.4)	122	232	90.2

For a better analysis, this item should be analyzed deducted from expenses with foreign funding, used for import/export operation financing, in accordance with Note 11a. After the deductions, the result would be R$345 in the year/06 and R$378 in the year/07, basically due to the increase in foreign exchange portfolio volume.

For a better analysis, this item should be analyzed deducted from expenses with foreign funding used for import/export operation financing, in accordance with Note 11a. After such deductions, the result would be R$101 in 3Q07 and R$113 in 4Q07, basically due to the increase in foreign exchange portfolio volume.

Compulsory Deposits

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
1,326	1,244	(6.2)	304	309	1.6

The decrease in the year is basically due to: (i) the variation in CDI of 11.8% in the year/07, against 15.0% in the year/06, used to remunerate the additional compulsory deposit; (ii) the drop in TR – Reference Rate, used to remunerate the compulsory on savings deposits; which was offset: (iii) by the increase in the average volume of deposits in the year.

The variation in the quarter is basically due to: (i) the increase in the average volume of deposits in the quarter; which was offset: (ii) by the variation in CDI of 2.6% in 4Q07, against 2.8% in 3Q07, used to remunerate the additional compulsory deposit; and (iii) the drop in TR – Reference Rate, used to remunerate the compulsory on savings deposits.

Market Funding Operations Expenses

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
11,995	11,996	–	3,159	3,221	2.0

The variation in the year is mostly due to: (i) the higher exchange loss variation of 17.2% in the year/07, against exchange loss variation of 8.7% in the year/06, impacting the foreign currency indexed and/or denominated funding; (ii) the reduction in the average interest rates, observing the 11.8% CDI variation in the year/07, against 15.0% in the year/06, mainly affecting the time deposits expenses; and offset by: (iii) the increase in the average funding volume.

The variation in the quarter derives basically from: (i) the increase in the average volume of the portfolio; (ii) the lower exchange loss variation of 3.7% in 4Q07, against exchange loss variation of 4.5% in 3Q07, impacting on the foreign currency indexed and/or denominated funding; and offset: (iii) by the reduction in the average interest rates, following the CDI variation of 2.6% in 4Q07, against 2.8% in 3Q07, mainly affecting time deposit expenses.

Price-level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
4,005	4,617	15.3	1,188	1,288	8.4

The variation in the year is basically due to: (i) the higher average volume of technical provisions, especially the “VGBL” product; (ii) the higher IGP-M variation of 7.8% in the year/07, against 3.8% in the year/06, one of the indexes which also remunerates the technical provisions; mitigated: (iii) by the reduction in the average interest rates, observing the 11.8% CDI variation in the year/07, against 15.0% in the year/06.

The variation in the quarter is mostly due to: (i) the higher average volume of technical provisions, especially the “VGBL” product; (ii) the higher IGP-M variation of 3.5% in 4Q07, against 2.6% in 3Q07, one of the indexes which also remunerates the technical provisions; partially offset by: (iii) the drop in the average interest rates, observing the 2.6% CDI variation in 4Q07, against 2.8% in 3Q07.

Borrowings and Onlendings Expenses

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
1,819	1,453	(20.1)	354	393	11.0

The variation in the year is basically due to: (i) the higher exchange loss variation of 17.2% in the year/07, against exchange loss variation of 8.7% in the year/06, impacting on foreign currency indexed and/or denominated borrowings and onlendings, which represent 41.1% of the Borrowings and Onlendings portfolio; (ii) the decrease in average interest rates, according to the 11.8% CDI variation in the year/07, against 15.0% in the year/06; which was mitigated: (iii) by the increase in the average funding volume, mainly represented by Finame and BNDES operations.

The variation in the quarter is substantially due to the lower exchange loss variation of 3.7% in 4Q07, against exchange loss variation of 4.5% in 3Q07, impacting on foreign currency indexed and/or denominated borrowings and onlendings, which represent 41.1% of the Borrowing and Onlending portfolio.

Net Interest Income

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
19,838	22,300	12.4	5,580	5,997	7.5

The variation of R$2,462 in net interest income is basically due to: (i) the increase in the result of interest-bearing operations of R$1,965, R$4,147 due to a growth in the average business volume and R$2,182 due to the decrease in spreads; and (ii) the higher “non-interest” income of R$497, basically derived from the loan recovery and higher treasury gains.

The variation of R$417 in net interest income is due to: (i) the growth in the result of interest-bearing operations in the amount of R$265, R$476 due to the increase in the average business volume and R$211 to the decrease in spreads; and (ii) the higher “non-interest” income of R$152, (basically derived from the loan recovery R$91 and from higher treasury gains).

Allowance for Doubtful Accounts Expenses

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
4,412	5,498	24.6	1,438	1,556	8.2

The increase in the year of R$1,086 is compatible with the growth of our loan portfolio (36.5% or R$35,088 in the year/07) and with the relevant participation of individual which, due to its characteristic, requires higher provisioning volume, whose growth in the year was 35.0% or  R$13,863.

The variation in the quarter is compatible with the growth of our loan portfolio and mainly with the 8.5% growth in the operations with individual clients which, due to their characteristic, require higher provisioning volume.

Fee and Commission Income

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
8,898	10,806	21.4	2,742	2,896	5.6

The increase of income in the year is mainly due to a hike in the volume of operations, with focus on: (i) income from cards R$691, which includes the consolidation of Amex Brasil in the amount of R$275; (ii) loan operations R$391; (iii) checking account R$273; (iv) assets management R$194; (v) charging R$107; (vi) custody and brokerage services R$83; and (vii) consortium management R$34.
			The variation of income in the quarter is mostly due to the expansion of businesses, substantially reflecting on: (i) income from cards R$65 (ii) loan operations R$17; and (iii) assets management R$8.

Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
15,180	16,432	8.2	4,146	4,837	16.7

The growth in the year is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Retained Premiums from Insurance

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
8,083	8,490	5.0	2,307	2,143	(7.1)

The variation in the year is due to: (i) the increase in Health insurance production R$328 (substantially in the corporate, health and dental insurance, due to annual restatement by medical, hospital and dental costs variation, and also due to portfolio technical balance); of Life line R$165; of Basic lines R$79; and offset by: (ii) the drop in Auto segments R$23, due to the sale of interest in Indiana Seguros S.A. in 4Q07, and due to the recording, in the year/06 of premiums of effective and non-issued risks in the Auto segment R$97; Basic lines R$23; and in other segments R$22.

The variation in the quarter is due to the decrease in the production of: (i) the Auto segment R$155, partially due to the sale of interest in Indiana Seguros S.A. in 4Q07; the Basic lines R$23; other segments R$5; and also: (ii) the recording of premiums of effective and non-issued risks in the Auto segment R$26; and offset: (iii) by the growth in Health segment R$45.

b) Private Pension Plans Contributions

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
5,679	6,386	12.4	1,445	2,277	57.6

The increase in the period is due to: (i) the sales of “VGBL” product R$1,734 and “PGBL/Traditional” products R$176; mitigated by: (ii) the increase in the volume of redemption of “VGBL” R$1,203. N.B.: according to Susep, the recording of “VGBL” redemptions reduces the retained contributions.

The variation in the quarter is due to: (i) the sale of “VGBL” product R$790 and “PGBL/Traditional” products R$134; mitigated: (ii) by the increase in the volume of redemption of “VGBL” R$92. N.B.1: in 4Q07 seasonality occurs due to the investment in economy (Christmas bonus). N.B.2: according to Susep, the recording of “VGBL” redemptions reduces the retained contributions.

c) Income on Certificated Savings Plans

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
1,418	1,556	9.7	394	417	5.8

The variation in the year is mainly due to the higher sale of the certificated savings plans: (i) Pé Quente Bradesco – R$1,000; (ii) Pé Quente Bradesco Prime – R$100; and (iii) those plans connected to sustainability actions (SOS Mata Atlântica, Instituto Ayrton Senna and IBCC).

The variation in the quarter is mainly due to the higher sale of certificated savings plans: (i) Pé Quente Bradesco – R$1,000; and (ii) those plans connected to sustainability actions (SOS Mata Atlântica Empresarial and Instituto Ayrton Senna Empresarial).

Variation in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
(3,515)	(5,047)	43.6	(1,322)	(1,965)	48.6

The variation in the year is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Variation in Technical Provisions for Insurance

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
(622)	(1,254)	101.6	(499)	(250)	(49.9)

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The variations occurred in the year/07 were comprised of: the higher constitution of provision in the Health insurance R$938, Life segment R$252; Basic lines R$28, and Auto segment R$45; mitigated: by the reversion of provision for effective and non-issued risks (PPNG) in Auto segment R$9. The variations occurred in the year/06 were comprised of: (i) the higher constitution of technical provision in the Health portfolio R$357, Life segment R$132, Auto segment R$20 and Basic lines R$15; (ii) constitution of provision for effective and non-issued risks (PPNG) in the Auto R$76 and Basic lines R$22 segments.

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The variations occurred in 4Q07 were comprised of: (i) the higher constitution of provision in the Health insurance R$181, Auto segment R$27, Life segment R$49; mitigated: (ii) by the reversion of provision for effective and non-issued risks (PPNG) in the Auto segment R$7. The variations occurred in 3Q07 were comprised of: (i) higher constitution of provision in the Health insurance R$259; Auto segment R$114, Life segment R$96; Basic lines R$16; (ii) higher constitution of provision for effective and non-issued risks (PPNG) in Auto segment R$14.

b) Variation in Technical Provisions for Private Pension Plans

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
(2,880)	(3,804)	32.1	(818)	(1,709)	108.9

Variations in technical provisions are directly related to production, combined with benefits and redemptions. The variations in the year are due to the higher recording of provision for the “VGBL” R$571 and “PGBL/Traditional” R$353 products, due to the increase in production in the year/07.

Variations in technical provisions are directly related to production, combined with benefits and redemptions. The variations in the quarter are due to the higher recording of provision for the “VGBL” R$601 and “PGBL/Traditional” R$290 products, due to the increase in production in 4Q07.

c) Variation in Technical Provisions for Certificated Savings Plans

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
(13)	11	–	(5)	(6)	20.0

The variation is mainly due to the reversion of technical provision for contingencies.			The variation is mainly due to the increase in production of securities of sole payment.

Retained Claims

	Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
(6,127)	(6,014)	(1.8)	(1,488)	(1,595)	7.2

The decrease of claims in the year is mainly due to: (i) the decrease in reported claims in the Life R$197 and Auto R$69 segments mainly due to the sale of interest in Indiana Seguros S.A. in 4Q07; mitigated: (ii) by the increase of reported claims of Health segment R$160.

The increase of claims in the quarter is mainly due to: (i) the increase in reported claims in the Health segment R$109; in the life segment R$22; mitigated: (ii) by the decrease in reported claims in the Auto segment R$53, partially due to the sale of interest in Indiana Seguros S.A. in 4Q07.

Certificated Savings Plans Draws and Redemptions

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
(1,222)	(1,378)	12.8	(346)	(378)	9.2

The redemptions are directly related to revenue. The variation in the year is due to the increase in revenues from certificated savings plans.			The redemptions are directly related to revenue. The variation in the quarter is due to higher revenues from certificated savings plans.

Insurance, Private Pension Plans and Certificated Savings Plans Selling Expenses

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
(1,023)	(1,084)	6.0	(274)	(288)	5.1

The variation in the year is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Insurance Products Selling Expenses

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
(816)	(849)	4.0	(217)	(218)	0.5

The variation in the year is due to the increase of insurance production.			In nominal terms, selling expenses have remained stable, with a slight decrease when compared to the earned premiums.

b) Private Pension Plans Selling Expenses

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
(190)	(218)	14.7	(53)	(65)	22.6

The variation in the year is basically a result of the increase in sales of the “VGBL” product and, consequently, in selling expenses.			The variation in the quarter is basically a result of the increase in sales of the “VGBL” R$5 and “PGBL/Traditional” R$5 products.

c) Certificated Savings Plans Selling Expenses

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
(17)	(17)	–	(4)	(5)	25.0

In nominal terms, expenses remained steady in the year/07.			In nominal terms, expenses remained steady in 4Q07.

Private Pension Plans Benefits and Redemptions Expenses

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
(2,268)	(2,198)	(3.1)	(508)	(465)	(8.5)

The variation in the year was derived from: (i) the lower volume of redemptions in “Traditional” Plans R$270; mitigated by: (ii) the higher volume of redemptions in “PGBL” plans R$90; and (iii) the higher volume of benefits paid R$110.
			The variation in the quarter derives mainly from the lower volume of redemptions in “PGBL/Traditional” plans R$45.

Personnel Expenses

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
(5,932)	(6,570)	10.8	(1,640)	(1,821)	11.0

The growth in the year is basically due to: (i) the increase in salary levels resulting from the 2006 collective bargaining agreement (3.5%); (ii) the increase in salary levels resulting from the 2007 collective bargaining agreement (6.0%), with a variation of R$108 (of which R$26 was labor liabilities restatement, R$66 was payroll increase and R$16 was food allowance; (iii) the higher expenses with management and employee profit sharing (PLR) R$188, due to higher results in 2007; (iv) the consolidation of Amex Brasil, Credifar and BMC R$93; and (v) the higher expenses with provisions for labor proceedings R$17.

Personnel expenses, in 4Q07, have suffered an increment of R$181, highlighting: (i) the increase in provisions for labor proceedings R$47; and (ii) the increase with management and employee profit sharing (PLR)in the amount of R$133.

Other Administrative Expenses

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
(5,870)	(6,912)	17.8	(1,755)	(1,973)	12.4

The increase in the year is basically due to: (i) the increase in businesses; (ii) the contractual adjustments; (iii) the investments in the improvement and optimization of the technological platform (IT Improvements Project); and (iv) the consolidation of companies acquired.

The variation in the quarter is basically due to increased expenses with: (i) advertising expenses R$96; (ii) third-party services R$48; (iii) assets leasing R$14; (iv) communication R$12; and (v) transportation R$10.

Tax Expenses

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
(2,150)	(2,389)	11.1	(599)	(623)	4.0

The increase in the year mainly derives from: (i) the PIS/Cofins increased expenses in the amount of R$189 in view of the increase of taxable income; and (ii) the ISS increased expenses R$48.
The variation in the quarter is essentially due to: (i) the increased CPMF expenses R$16, in view of the financial investments with the result of the sale of financial investments of the guaranteeing assets of technical provisions; and (ii) the PIS/Cofins increased expenses R$9 in view of the increase of taxable income.

Equity in the Earnings of Affiliated Companies

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
72	42	(41.7)	16	10	(37.5)

The variation in the year is due to the lower results in affiliated companies in the year/07.			The variation in the quarter mainly derives from lower results obtained in the affiliated companies in 4Q07, basically IRB-Brasil Resseguros.

Other Operating Income

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
1,420	1,436	1.1	376	424	12.8

The increase in the year is mainly due to: (i) higher reversions of operating provisions R$278; mitigated by: (ii) lower financial revenues R$206; and (iii) lower recoveries of charges and expenses R$72.
			The variation in the quarter is mainly due to: (i) higher results with sale of goods R$27; (ii) higher financial revenues R$ 14.

Other Operating Expenses

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
(4,223)	(4,297)	1.8	(1,031)	(1,022)	(0.9)

The increase in the year is mostly due to: (i) the higher financial expenses R$307; mitigated: (ii) by the reduction of goodwill amortization expenses R$242.			The variation in the quarter basically derives from: (i) the lower financial expenses R$28; and offset by: (ii) the higher costs of services rendered R$14.

Operating Income

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
8,666	9,629	11.1	2,459	2,478	0.8

The increase in the year derives from: (i) the higher net interest income R$2,462; (ii) the increased fee and commission income R$1,908; mitigated by: (iii) the increased personnel and administrative expenses R$1,680; (iv) the higher allowance for doubtful accounts expenses R$1,086; (v) the decrease in the result of insurance, private pension plans and certificated savings plans operations R$314; (vi) the higher tax expenses R$239; (vii) the increased operating expenses (net of income)R$58; and (viii) the decrease in the equity in the earnings of affiliated companies R$30.
N.B.: For a more detailed analysis of the variation of each item, we recommend the reading of each specific item mentioned hereof.

The variation in the quarter derives from: (i) the increased net interest income R$417; (ii) the increased fee and commission income R$154; (iii) the higher operating expenses (net of income) R$57; mitigated by: (iv) the increase in personnel and administrative expenses R$399; (v) the higher expenses with allowance for doubtful accounts R$118; (vi) the decreased result in insurance, private pension plans and certificated savings plans R$62; (vii) the higher tax expenses R$24; and (viii) the decrease in the equity in the earnings of affiliated companies R$6.
N.B.: For a more detailed analysis of the variation of each item, we recommend the reading of each specific item mentioned hereof.

Non-Operating Income

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
(9)	24	–	1	21	–

The variation in the year is mainly due to higher results in the sale of assets and investments.			The variation in the quarter is mainly due to higher results in the sale of assets and investments.

Taxes on Income

Years			2007

2006	2007	Variation %	3rd Qtr.	4th Qtr.	Variation %
(2,285)	(2,432)	6.4	(607)	(642)	5.8

The variation on taxes on income expenses in the year reflects tax charge on earnings before taxes, adjusted of additions and exclusions, according to Note 34.			The variation on taxes on income expenses in the quarter reflects tax charge on earnings before taxes, adjusted of additions and exclusions, according to Note 34.

Comparative Balance Sheet

	R$ million

Assets	December		Variation	2007		Variation

	2006	2007	%	September	December	%

Current and Long-Term Assets	262,055	337,514	28.8	314,109	337,514	7.5
Funds Available	4,762	5,487	15.2	4,100	5,487	33.8
Interbank Investments	25,989	37,622	44.8	39,856	37,622	(5.6)
Securities and Derivative Financial
Instruments	97,250	114,452	17.7	108,098	114,452	5.9
Interbank and Interdepartmental
Accounts	19,311	24,466	26.7	20,968	24,466	16.7
Restricted Deposits:
Brazilian Central Bank	18,665	23,539	26.1	19,989	23,539	17.8
Other	646	927	43.5	979	927	(5.3)
Loan and Leasing Operations	83,467	116,258	39.3	102,294	116,258	13.7
Loan and Leasing Operations	90,012	123,974	37.7	109,626	123,974	13.1
Allowance for Doubtful Accounts	(6,545)	(7,716)	17.9	(7,332)	(7,716)	5.2
Other Receivables and Assets	31,276	39,229	25.4	38,793	39,229	1.1
Foreign Exchange Portfolio	7,946	9,837	23.8	11,621	9,837	(15.4)
Other Receivables and Assets	23,431	29,502	25.9	27,269	29,502	8.2
Allowance for Other Doubtful Accounts	(101)	(110)	8.9	(97)	(110)	13.4
Permanent Assets	3,492	3,670	5.1	3,539	3,670	3.7
Investments	697	604	(13.3)	604	604	–
Property, Plant and Equipment in
Use and Leased Assets	2,152	2,295	6.6	2,209	2,295	3.9
Deferred Charges	643	771	19.9	726	771	6.2
Deferred Charges	643	771	19.9	726	771	6.2
Total	265,547	341,184	28.5	317,648	341,184	7.4

Liabilities
Current and Long-Term Liabilities	240,673	310,483	29.0	288,084	310,483	7.8
Deposits	83,905	98,323	17.2	86,736	98,323	13.4
Demand Deposits	20,527	28,495	38.8	22,134	28,495	28.7
Savings Deposits	27,612	32,813	18.8	30,231	32,813	8.5
Interbank Deposits	290	373	28.6	197	373	89.3
Time Deposits	34,925	35,717	2.3	33,483	35,717	6.7
Other Deposits	551	925	67.9	691	925	33.9
Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	47,676	73,634	54.4	68,621	73,634	7.3
Funds from Issuance of Securities	5,636	6,497	15.3	6,597	6,497	(1.5)
Securities Issued Abroad	2,175	3,000	37.9	3,042	3,000	(1.4)
Other Funds	3,461	3,497	1.0	3,555	3,497	(1.6)
Interbank and Interdepartmental
Accounts	2,232	2,538	13.7	1,765	2,538	43.8
Borrowings and Onlendings	17,419	23,410	34.4	20,735	23,410	12.9
Borrowings	5,778	8,066	39.6	7,305	8,066	10.4
Onlendings	11,641	15,344	31.8	13,430	15,344	14.3
Derivative Financial Instruments	519	952	83.4	2,332	952	(59.2)
Technical Provisions for Insurance,
Private Pension Plans and Certificated
Savings Plans	49,129	58,526	19.1	55,319	58,526	5.8
Other Liabilities	34,157	46,603	36.4	45,979	46,603	1.4
Foreign Exchange Portfolio	2,387	3,467	45.2	6,091	3,467	(43.1)
Taxes and Social Security Contributions,
Social and Statutory Payables	8,206	12,035	46.7	12,030	12,035	–
Subordinated Debt	11,949	15,850	32.6	13,441	15,850	17.9
Sundry	11,615	15,251	31.3	14,417	15,251	5.8
Future Taxable Income	181	189	4.4	173	189	9.2
Minority Interest in Subsidiaries	57	155	171.9	177	155	(12.4)
Stockholders’ Equity	24,636	30,357	23.2	29,214	30,357	3.9
Total	265,547	341,184	28.5	317,648	341,184	7.4

Equity Analysis – R$ million

Funds Available

December			2007

2006	2007	Variation %	September	December	Variation %
4,762	5,487	15.2	4,100	5,487	33.8

The variation in the period is due to: (i) the increased volume in domestic currency R$407; and (ii) the increased volume of funds available in foreign currency R$318.			The variation in the quarter is basically due to: (i) the increased volume in domestic currency R$1,148; and (ii) the increased volume of funds available in foreign currency R$239.

Interbank Investments

December			2007

2006	2007	Variation %	September	December	Variation %
25,989	37,622	44.8	39,856	37,622	(5.6)

The variation in the period derives from: (i) the increase in the financed position in the amount of R$26,611; (ii) the increase sold position R$1,172; (iii) the increase in investments in interbank deposits R$235; and offset by: (iv) the decrease in own portfolio position in the amount of R$16,385.

The variation in the quarter is due to: (i) the increase in the financed position in the amount of R$2,942; (ii) the increase in the sold R$1,180; offset by: (iii) the reduction in the own portfolio position R$3,150; (iv) the decrease in unrestricted bonds R$2,801; and (v) the decrease in investments in interbank deposits R$405.

Securities (TVM) and Derivative Financial Instruments

December			2007

2006	2007	Variation %	September	December	Variation %
97,250	114,452	17.7	108,098	114,452	5.9

The increase in the period is substantially due to: (i) the additional funds derived from the increase in funding, particularly technical provisions for insurance, private pension plans and certificated savings plans, as well as the issuance of subordinated debts of R$3,236; (ii) the variation in average interest rates, observing the 11.8% CDI variation in 2007; partially mitigated by: (iii) the exchange loss variation of 17.2% in 2007, impacting on foreign currency indexed and/or denominated securities, which comprise 5.0% of the portfolio; and (iv) the redemption/maturity of securities. The portfolio profile (excluded from purchase and sale commitments), based on Management’s intent, is distributed as follows: “Trading Securities” 65.4%; “Securities Available for Sale” 22.0%; and “Securities Held to Maturity” 12.6%. In December/07, 55. 9% of the total portfolio (excluded from purchase and sale commitments) was represented by Government Bonds, 16.8% by Private Securities and 27.3% by “ PGBL” and “ VGBL” fund quotas.

The variation in the quarter partially reflects: (i) the additional funds arising from increased funding, especially the technical provisions for insurance, private pension plans and certificated savings plans, as well as the issuance of subordinated debts in the amount of R$2,240; (ii) the variation in average interest rates, observing the 2.6% CDI variation in 4Q07; partially mitigated by: (iii) the redemption/maturity of securities; and (iv) exchange loss variation of 3.7% in 4Q07, impacting on foreign currency indexed and/or denominated securities, which comprise 5.0% of the portfolio.

Interbank and Interdepartmental Accounts

December			2007

2006	2007	Variation %	September	December	Variation %
19,311	24,466	26.7	20,968	24,466	16.7

The variation in the period is mainly due to: (i) the increase in volume of compulsory demand deposits R$2,497, due to an expansion in average balance of these deposits, basis for payment in respective years, from R$21,304 in December/06 to R$28,887 in December/07; (ii) the increase in the volume of the compulsory of savings accounts deposits in the amount of R$1,114 due to the increase in the balance of the savings deposits by 18.8% in the year; and (iii) the increase in the additional compulsory on deposits R$1,262.

The variation in the quarter is basically due to: (i) the increase in the volume of compulsory demand deposits R$2,118; (ii) the increase in the volume of the compulsory of savings accounts deposits R$514; and (iii) the increase in the additional compulsory on deposits in the amount of R$917.
N.B.: The increase in compulsory deposits is a result of the volume increase of demand and savings deposits, which are the basis to calculate and collect compulsory deposits.

Loan and Leasing Operations

December			2007

2006	2007	Variation %	September	December	Variation %
96,219	131,307	36.5	116,357	131,307	12.8

The increase in the period is basically due to: (i) the individual client portfolio, with a 35.0% growth, in particular in the “Auto” products, up by 30.3% and “Personal Loan”, up by 29.2%. The growth of 37.5% recorded in the corporate portfolio is the result of the 45.2% increase in micro, small and medium-sized companies portfolio, coupled with a 29.5% increase in the portfolio of large companies (Corporate). In the corporate portfolio we point out “Operations Abroad”, up by 31.0%, “BNDES Onlending” up by 26.2% and “Working Capital” with an increase of 72.8%, as a result of the maintenance of the economic activity level; partially offset by: (ii) exchange loss variation of 17.2% in 2007, impacting on foreign currency indexed and/or denominated contracts, comprising 9.2% of the total portfolio. In December/07, the portfolio was distributed at 59.3% for corporate (24.5% of which was directed to industry, public and private sectors, 14.3% to commerce, 18.4% to services, 1.2% to agribusiness and 0.9% to financial intermediation) and 40.7% for individuals. In terms of concentration, the 100 largest borrowers accounted for 21.4% of the portfolio in December/06 and for 20.6% in December/07. The Loan Portfolio under Normal Course reached the amount of R$121,339 in December/07. Out of this total, 30.0% is falling due within up to 90 days.
N.B.1: this item includes advances on foreign exchange contracts and other receivables and does not include the allowance for doubtful accounts, as described in Note 10.
N.B.2: for a better understanding of these operations, see item “loan operations”, on page 77.

The variation in the quarter is mainly due to: (i) the 16.0% growth recorded in the corporate portfolio resulting from the 17.6% increase in the portfolio of micro, small and medium-sized companies and also the increase of 14.3% in the portfolio of large companies (Corporate). It is worth pointing out the increase of 38.7% in “Working Capital”, 50.3% in “ Resolution 63” and 19.2% in “Leasing”, as a result of the maintenance of the economic activity level. The 8.5% growth in the individual client portfolio, especially in the “Auto” products, with a 8.3% increase and “Personal Loan”, with a 4.3% increase, is a result of a stable economic scenario; offset: (ii) by the exchange loss variation of 3.7% in 4Q07, impacting foreign currency indexed and/or denominated contracts, which account for 9.2% of the total portfolio. In terms of concent ration, the 100 largest borrowers accounted for 20.0% of the portfolio in September/07 and 20.6% in December/07.
N.B.1: this item includes advances on exchange contracts and other receivables and does not take into account the allowance for doubtful accounts, as described in Note 10.
N.B.2: for a better understanding of these operations, see item “loan operations”, on page 77.

Allowance for Doubtful Accounts (PDD)

December			2007

2006	2007	Variation %	September	December	Variation %
(6,646)	(7,826)	17.8	(7,428)	(7,826)	5.4

The variation in the PDD balance for the period was mostly due to a 36.5% increase in the volume of loan operations and in the improvement of loan evaluation tools. PDD ratio in relation to the loan portfolio increased from 6.9% in December/06 to 6.0% in December/07. Provision coverage ratios in relation to the loan portfolio under abnormal course, respectively, rated between E and H, decreased from 151.4% in December/06 to 148.3% in December/07 and, between D and H, reduced from 127.2% in December/06 to 125.7% in December/07. However, the preventive maintenance of current provision levels made all performance indicators remain in adequate levels. In 2007, PDD in the amount of R$5,498 was recorded, R$71 was incorporated arising from acquired institutions and R$4,389 was written off. The exceeding PDD volume in relation to the minimum required increased from R$1,100 in Decembe r/06 to R$1,128 in December/07.

The increase in the PDD balance in the quarter basically reflects a 12.8% growth of the loan portfolio in the quarter, particularly, individual client with an 8.5% growth. The PDD ratio in relation to the loan portfolio decreased from 6.4%, in September/07, to 6.0% in December/07. The provision coverage ratios in relation to the loan portfolio under abnormal course, respectively, rated from E to H, decreased from 147.5%, in September/07, to 148.3%, in December/07, and those rated from D to H decreased from 125.9%, in September/07, to 125.7%, in December/07. In the quarter, PDD in the amount of R$1,556 was recorded and R$1,158 was written off. The exceeding PDD volume in relation to the minimum required increased from R$1,112 in September/07 to R$1,128 in December/07.

Other Receivables and Assets

December			2007

2006	2007	Variation %	September	December	Variation %
30,873	38,788	25.6	38,368	38,788	1.1

The variation in the period is mainly due to: (i) the increase of foreign exchange operations R$1,891; (ii) the increase in tax credit balances R$1,502, basically as a result of temporary provisions; (iii) the increase in the balance of trading and intermediation operations of R$669; (iv) the increase in the balance of debtors by guarantee deposits R$1,005; and (v) the increase in prepaid expenses – commission in the placement of financing R$688 and agreement in the provision of banking services R$714.
N.B.: balances are deducted (net of corresponding PDD) of R$403 in December/06 and of R$441 in December/07, allocated to the “Loan and Leasing Operations” and “Allowance for Doubtful Accounts” items.

The variation in the quarter is basically due to: (i) the increase in the balance of credit card operations R$538, not included in the loan operations portfolio; (ii) the increase of debtors by guarantee deposit R$315; (iii) the increase in prepaid expenses – commission in the placement of financing R$241 and agreement in the provision of banking services R$604; (iv) the increase of securities and credits receivable R$246; mitigated: (v) by the reduction of foreign exchange portfolio R$1,784.
 N.B.: balances are deducted (net of corresponding PDD) of R$425 in September/07 and R$441 in December/07, allocated to the “Loan and Leasing Operations” and “Allowance for Doubtful Accounts” items.

Permanent Assets

December			2007

2006	2007	Variation %	September	December	Variation %
3,492	3,670	5.1	3,539	3,670	3.7

The variation in the year is due to: (i) the increase of the investment in the associated company, resulting from the equity in the earnings of subsidiary and associated companies; (ii) the increase in property, plant and equipment in use and leased assets and deferred charges; and mitigated: (iii) by the sale of part of the investment in BM&F and Bovespa.

The variation in the quarter is due to: (i) the increase of the investment in the associated company, resulting from the equity in the earnings of subsidiary and associated companies; (ii) the increase in property, plant and equipment in use and leased assets R$ 87 and deferred charges R$ 45; and mitigated: (iii) by the sale of part of the investment in BM&F and Bovespa.

Deposits

December			2007

2006	2007	Variation %	September	December	Variation %
83,905	98,323	17.2	86,736	98,323	13.4

The increase in the year is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Demand Deposits

December			2007

2006	2007	Variation %	September	December	Variation %
20,527	28,495	38.8	22,134	28,495	28.7

The evolution of R$7,968 in the year is composed: of the increase in funds from individuals R$2,226 and from corporate clients R$5,742. The balance increase is mainly due to the last week of December 2007, influenced by the extinction of CPMF, which caused funds to be held in current account for future investment.

The variation of R$6,361 in the quarter is due to the increase in funds stemming from individuals R$1,238 and corporate clients R$5,123. The balance increase is mainly due to the last week of December 2007, influenced by the extinction of CPMF, which caused funds to be held in current account for future investment.

b) Savings Deposits

December			2007

2006	2007	Variation %	September	December	Variation %
27,612	32,813	18.8	30,231	32,813	8.5

The increase is mainly due to: (i) the deposits made in the year; and (ii) the deposit remuneration (TR + 0.5% p.m.) reaching 7.7% in 2007.			The variation is basically due to: (i) the deposits made in the quarter; and (ii) the deposit remuneration (TR + 0.5% p.m.), reaching 1.7% in 4Q07.

c) Time Deposits

December			2007

2006	2007	Variation %	September	December	Variation %
34,925	35,717	2.3	33,483	35,717	6.7

The variation in the period is mostly due to: (i) the remuneration of deposits; mitigated: (ii) by the migration of funds to other forms of investment (debentures) by institutional investors.			The increase in the quarter is substantially due to: (i) the income appropriated; and (ii) the increase in the volume raised in the quarter.

d) Interbank Deposits and Other Deposits

December			2007

2006	2007	Variation %	September	December	Variation %
841	1,298	54.3	888	1,298	46.2

The variation in the year mainly results from: (i) the increase in the “Other Deposits – Investment Account” account in the amount of R$374 and (ii) from the increase in the volume of the “Interbank Deposits” account in the amount of R$83.

The variation in the quarter is due to: (i) a hike in the “Other Deposits – Investment Account” account in the amount of R$234; and (ii) the increase in the volume of the “Interbank Deposits” accounts in the amount of R$176.

Federal Funds Purchased and Securities Sold under Agreements to Repurchase

December			2007

2006	2007	Variation %	September	December	Variation %
47,676	73,634	54.4	68,621	73,634	7.3

The variation in the year derives from: (i) the increase in funding volume, using as base government and private securities of the own portfolio in R$1,269; (ii) the increase of third-party portfolio R$26,107; offset: (iii) by the reduction of the free movement portfolio R$1,418.
N.B.: include investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, at the amount of R$8,771 in December/06 and R$10,198 in December /07.

The variation in the quarter derives from: (i) the increase in the third-party portfolio of R$3,710; (ii) the increase in funding volume, using as base the own portfolio R$2,816; offset: (iii) by the reduction of the free movement portfolio R$1,513.
 N.B.: include investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, in the amount of R$12,107 in September/07 and R$10,198 in December/07.

Funds from Issuance of Securities

December			2007

2006	2007	Variation %	September	December	Variation %
5,636	6,497	15.3	6,597	6,497	(1.5)

The variation in the year basically derives from: (i) the increased balance of securities issued abroad, mainly in view of funding of securitization securities of the future flow MTN100; offset by: (ii) the redemption of securities issued abroad (Eurobonds) R$215; and (iii) the exchange loss variation of 17.2% in 2007.

In the quarter, the reduction mainly derives from: (i) the exchange loss variation of 3.7% in 4Q07, affecting the balance of securities issued abroad and funding of MTN Program Issues; and offset: (ii) by the funding of securitization securities of the future flow MTN100.

Interbank and Interdepartmental Accounts

December			2007

2006	2007	Variation %	September	December	Variation %
2,232	2,538	13.7	1,765	2,538	43.8

The variation in the year is mostly due to higher volume of collection of third parties in transit.			The variation in the quarter is mainly due to higher volume of the payment order and collection of third parties in transit.

Borrowings and Onlendings

December			2007

2006	2007	Variation %	September	December	Variation %
17,419	23,410	34.4	20,735	23,410	12.9

The variation in the year is basically due to: (i) the increase in the volume of funds from foreign and domestic loans and onlendings at the amount of R$3,589 and R$2,402, respectively (mainly by means of BNDES and Finame); which was offset: (ii) by exchange loss variation of 17.2% in the year/07, which affected the foreign currency indexed and/or denominated borrowings and onlendings liabilities, the balances of which were R$6,096 in December/06 and R$9,621 in December/07.

The variation in the quarter mainly results from: (i) the increase in the volume of funds from foreign and domestic borrowings and onlendings at the amount of R$2,013 and R$662, respectively (mainly by means of Finame); which was offset: (ii) by the exchange loss variation of 3.7% in 4Q07, which affected the foreign currency indexed and/or denominated borrowings and onlendings liabilities, the balances of which were R$7,644 in September/07 and R$9,621 in December/07.

Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

December			2007

2006	2007	Variation %	September	December	Variation %
49,129	58,526	19.1	55,319	58,526	5.8

The increase in the year is basically due to: (i) the increase in sales of supplementary pension plans and insurance policies; and (ii) the price-level restatement and interest of technical provisions. The main variations occurred: (a) in the private pension plan segment, in the “VGBL” R$5,771 and “PGBL/Traditional” R$2,241 plans; and (b) in the insurance segments, in the Health line R$952, substantially due to the recording of additional provisions related to the amount necessary to readjust Health insurance premiums, and in the provisions of the Life segment R$459; mitigated: by the sale of interest in Indiana Seguros S.A., in 4Q07, partially in the Auto segment R$204.

The increase in the quarter is basically due to: (i) the price-level restatement and interest of technical provisions; and (ii) the increase in sales of supplementary pension plans and insurance policies. The main variations occurred: (a) in the private pension plan segment, in the “VGBL” R$2,172 and “PGBL/Traditional” R$921 plans; and (b) in the insurance segments, in the Health R$195 and Life R$33 lines; mitigated: by the sale of interest in Indiana Seguros S.A., in 4Q07 partially in the Auto segment R$192.

Other Liabilities, Derivative Financial Instruments and Future Taxable Income

December			2007

2006	2007	Variation %	September	December	Variation %
40,560	54,526	34.4	54,694	54,526	(0.3)

The variation in the year mostly derives from: (i) the issuance of Subordinated Debt R$3,236; (ii) the increase in the balance of items “Tax and Social Security” R$1,825; (iii) the increase in Credit Cards operations R$1,544; (iv) the increase in the “Derivative Financial Instruments” R$433; (v) the increase in the “Exchange Portfolio” R$2,159; and (vi) the increase in social and statutory liabilities R$2,005.
N.B.: excludes advances on foreign exchange contracts of R$5,703 and R$6,782, allocated to the specific item in loan operations in December/06 and December/07, respectively.

The variation in the quarter is mainly due to the increase in the items: (i) issuance of “Subordinated Debt” R$2,240; and (ii) “Credit Cards Operations” R$932; mitigated by the reduction in the items: (iii) “Exchange Portfolio” R$2,052; (iv) “Tax and Social Security” R$564; and (v) “Derivative Financial Instruments” R$1,380.
N.B.: excludes advances on foreign exchange contracts of R$6,210 and R$6,782, allocated to the specific item in loan operations in September/07 and December/07, respectively.

Minority Interest in Subsidiaries

December			2007

2006	2007	Variation %	September	December	Variation %
57	155	171.9	177	155	(12.4)

The variation in the year is mainly due to: (i) the minority stockholders of Andorra Holdings S.A. R$144; mitigated: (ii) by the sale of Indiana Seguros S.A., in December/07.			The variation in the quarter is mainly due to the sale of Indiana Seguros S.A., in December/07.

Stockholders’ Equity

December			2007

2006	2007	Variation %	September	December	Variation %
24,636	30,357	23.2	29,214	30,357	3.9

The variation in the period is due to: (i) the appropriation of reported net income in the amount of R$8,010; (ii) the increase in capital in the amount of R$790; which was offset by: (iii) the reduction of the mark-to-market adjustment reserve of TVM and Derivatives R$175; (iv) the interest on own capital/dividends paid and provisioned R$2,823; and (v) the acquisition of own stocks for treasury R$81.

The variation in the quarter is due to: (i) the appropriation of reported net income in the amount of R$2,193; offset by: (ii) interest on own capital/dividends paid and provisioned R$683; (iii) the reduction of the mark-to-market adjustment reserve of TVM and Derivatives R$336; and (iv) the acquisition of own stocks for treasury R$31.

2-Main Statement of Income Information

Consolidated Statement of Adjusted Income – R$ thousand

	Years

	2007	2006	2005	2004	2003

Revenues from Financial Intermediation	40,374,045	37,666,266	32,968,153	26,203,227	28,033,866
Loan Operations	21,056,446	20,055,120	16,704,318	12,731,435	12,294,528
Leasing Operations	916,745	653,260	444,389	300,850	307,775
Operations with Securities	6,333,978	6,090,822	5,552,008	4,921,179	7,832,965
Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans	7,501,995	6,887,472	6,171,213	5,142,434	5,359,939
Derivative Financial Instruments	2,675,294	1,923,358	1,983,152	1,238,890	55,192
Foreign Exchange Transactions	646,352	729,647	617,678	691,302	797,702
Compulsory Deposits	1,243,235	1,326,587	1,495,395	1,177,137	1,385,765
Expenses from Financial Intermediation (Excluding PDD)	18,074,641	17,827,105	16,419,196	12,972,347	14,752,199
Market Funding Operations	11,996,743	11,994,711	11,285,324	8,486,003	10,535,497
Price-level Restatement and Interest on Technical Provisions for Insurance,
Private Pension Plans and Certificated Savings Plans	4,616,356	4,004,823	3,764,530	3,215,677	3,120,342
Borrowings and Onlendings	1,453,221	1,819,413	1,360,647	1,253,175	1,083,379
Leasing Operations	8,321	8,158	8,695	17,492	12,981
Net Interest Income	22,299,404	19,839,161	16,548,957	13,230,880	13,281,667
Allowance for Doubtful Accounts Expenses	5,497,709	4,412,413	2,507,206	2,041,649	2,449,689
Gross Income from Financial Intermediation	16,801,695	15,426,748	14,041,751	11,189,231	10,831,978
Other Operating Income (Expenses)	(7,172,136)	(6,759,505)	(6,543,186)	(7,071,120)	(7,278,870)
Fee and Commission Income	10,805,490	8,897,882	7,348,879	5,824,368	4,556,861
Operating Income on Insurance, Private Pension Plans and Certificated Savings Plans	711,512	1,025,221	620,991	(60,645)	(148,829)
Insurance, Private Pension Plans and Certificated Savings Plans Retained Premiums	16,432,092	15,179,418	13,647,089	13,283,677	11,726,088
– Net Premiums Issued	21,478,969	19,021,852	16,824,862	15,389,170	13,111,896
– Reinsurance Premiums and Redeemed Premiums	(5,046,877)	(3,842,434)	(3,177,773)	(2,105,493)	(1,385,808)
Variation in Technical Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	(5,047,097)	(3,515,047)	(2,428,589)	(3,964,106)	(3,670,163)
Retained Claims	(6,014,455)	(6,126,664)	(5,825,292)	(5,159,188)	(3,980,419)
Certificated Savings Plans Draws and Redemptions	(1,377,758)	(1,221,626)	(1,228,849)	(1,223,287)	(1,099,554)
Insurance, Private Pension Plans and Certificated Savings Plans Selling Expenses	(1,083,800)	(1,022,737)	(961,017)	(867,094)	(762,010)
Private Pension Plans Benefits and Redemptions Expenses	(2,197,470)	(2,268,123)	(2,582,351)	(2,130,647)	(2,362,771)
Personnel Expenses	(6,569,547)	(5,932,406)	(5,311,560)	(4,969,007)	(4,779,491)
Other Administrative Expenses	(6,911,514)	(5,870,030)	(5,142,329)	(4,937,143)	(4,814,204)
Tax Expenses	(2,388,815)	(2,149,905)	(1,827,337)	(1,464,446)	(1,054,397)
Equity in the Earnings of Affiliated Companies	42,268	72,324	76,150	163,357	5,227
Other Operating Income	1,435,192	1,420,217	1,096,968	1,198,532	1,697,242
Other Operating Expenses	(4,296,722)	(4,222,808)	(3,404,948)	(2,826,136)	(2,741,279)
Operating Income	9,629,559	8,667,243	7,498,565	4,118,111	3,553,108
Non-Operating Income	24,550	(8,964)	(106,144)	(491,146)	(841,076)
Income before Taxes on Profit and Interest	9,654,109	8,658,279	7,392,421	3,626,965	2,712,032
Taxes on Income	(2,432,630)	(2,286,765)	(1,869,516)	(554,345)	(396,648)
Minority Interest in Subsidiaries	(11,213)	(9,007)	(8,831)	(12,469)	(9,045)
Net Income	7,210,266	6,362,507	5,514,074	3,060,151	2,306,339

Return on the (average) Stockholders' Equity without market value adjustment reserve – TVM and Derivatives	28.30%	31.12%	32.70%	22.48%	19.24%
Net Interest Income – Interest (*)	8.34%	9.01%	8.97%	8.20%	9.00%

(*) (Net Interest Income – Interest) / (Total Average Assets – Permanent Assets – Purchase and Sale Commitments).

	2007				2006

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Revenues from Financial Intermediation	10,901,042	10,283,148	9,876,267	9,313,588	9,566,436	9,624,065	9,678,900	8,796,865
Loan Operations	5,810,695	5,315,114	4,994,278	4,936,359	5,112,754	5,258,086	5,166,814	4,517,466
Leasing Operations	283,874	248,354	192,700	191,817	192,898	174,990	151,474	133,898
Operations with Securities	1,568,961	1,716,378	1,566,915	1,481,724	1,716,957	1,793,642	1,532,264	1,047,959
Financial Income on Insurance, Private Pension
Plans and Certificated Savings Plans	2,068,229	1,889,168	1,859,454	1,685,144	1,840,259	1,591,834	1,622,810	1,832,569
Derivative Financial Instruments	629,225	687,902	805,048	553,119	290,601	303,403	528,246	801,108
Foreign Exchange Operations	231,895	121,888	143,305	149,264	98,051	167,557	349,797	114,242
Compulsory Deposits	308,163	304,344	314,567	316,161	314,916	334,553	327,495	349,623
Expenses from Financial Intermediation (Excluding PDD)	4,903,742	4,703,578	4,172,818	4,294,503	4,520,722	4,756,794	4,729,262	3,820,327
Market Funding Operations	3,221,750	3,158,699	2,731,654	2,884,640	3,010,976	3,430,965	3,016,360	2,536,410
Price-level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans and Certificated Savings Plans	1,287,681	1,188,122	1,096,964	1,043,589	1,138,529	907,865	915,781	1,042,648
Borrowings and Onlendings	393,051	354,384	341,203	364,583	369,088	415,788	794,801	239,736
Leasing Operations	1,260	2,373	2,997	1,691	2,129	2,176	2,320	1,533
Net Interest Income	5,997,300	5,579,570	5,703,449	5,019,085	5,045,714	4,867,271	4,949,638	4,976,538
Allowance for Doubtful Accounts Expenses	1,555,779	1,438,305	1,343,964	1,159,661	1,189,941	1,168,044	1,115,986	938,442
Gross Income from Financial Intermediation	4,441,521	4,141,265	4,359,485	3,859,424	3,855,773	3,699,227	3,833,652	4,038,096
Other Operating Income (Expenses)	(1,960,671)	(1,683,978)	(1,949,496)	(1,577,991)	(1,675,438)	(1,542,072)	(1,752,656)	(1,789,339)
Fee and Commission Income	2,895,760	2,742,006	2,608,536	2,559,188	2,423,752	2,342,847	2,090,735	2,040,548
Operating Income of Insurance, Private
Pension Plans and Certificated Savings Plans	146,407	208,341	115,334	241,430	345,135	325,144	239,400	115,542
Insurance, Private Pension Plans and
Certificated Savings Plans Retained Premiums	4,837,265	4,146,188	3,842,668	3,605,971	4,626,761	3,807,017	3,287,286	3,458,354
– Net Premiums Issued	6,174,894	5,448,219	5,054,748	4,801,108	5,662,096	4,714,041	4,249,174	4,396,541
– Reinsurance Premiums and Redeemed
Premiums	(1,337,629)	(1,302,031)	(1,212,080)	(1,195,137)	(1,035,335)	(907,024)	(961,888)	(938,187)
Variation of Technical Provisions of Insurance,
Private Pension Plans and Certificated
Savings Plans	(1,964,826)	(1,321,789)	(1,097,267)	(663,215)	(1,568,675)	(901,468)	(465,746)	(579,158)
Retained Claims	(1,594,955)	(1,488,084)	(1,503,530)	(1,427,886)	(1,651,421)	(1,489,845)	(1,476,763)	(1,508,635)
Certificated Savings Plans Draws and
Redemptions	(378,480)	(345,729)	(352,506)	(301,043)	(343,384)	(305,545)	(288,144)	(284,553)
Insurance, Private Pension Plans and
Certificated Savings Plans Selling Expenses	(288,631)	(273,375)	(261,961)	(259,833)	(268,731)	(259,861)	(251,020)	(243,125)
Private Pension Plans Benefits and
Redemption Expenses	(463,966)	(508,870)	(512,070)	(712,564)	(449,415)	(525,154)	(566,213)	(727,341)
Personnel Expenses	(1,820,181)	(1,640,132)	(1,649,408)	(1,459,826)	(1,460,199)	(1,584,533)	(1,468,665)	(1,419,009)
Other Administrative Expenses	(1,972,778)	(1,755,090)	(1,644,146)	(1,539,500)	(1,671,274)	(1,506,957)	(1,374,340)	(1,317,459)
Tax Expenses	(622,899)	(599,256)	(581,290)	(585,370)	(577,132)	(532,175)	(532,474)	(508,124)
Equity in the Earnings of Affiliated Companies	9,771	16,403	4,505	11,589	30,257	7,587	29,786	4,694
Other Operating Income	424,016	374,964	298,938	337,274	430,410	418,941	316,150	254,716
Other Operating Expenses	(1,020,767)	(1,031,214)	(1,101,965)	(1,142,776)	(1,196,387)	(1,012,926)	(1,053,248)	(960,247)
Operating Income	2,480,850	2,457,287	2,409,989	2,281,433	2,180,335	2,157,155	2,080,996	2,248,757
Non-Operating Income	21,425	1,710	4,129	(2,714)	(29,038)	40,570	11,330	(31,826)
Income before Taxes on Profit and Interest	2,502,275	2,458,997	2,414,118	2,278,719	2,151,297	2,197,725	2,092,326	2,216,931
Taxes on income	(644,495)	(605,489)	(612,311)	(570,335)	(530,168)	(584,759)	(490,445)	(681,393)
Minority Interest in Subsidiaries	(3,678)	(3,018)	(1,450)	(3,067)	(1,580)	(2,393)	245	(5,279)
Net Income	1,854,102	1,850,490	1,800,357	1,705,317	1,619,549	1,610,573	1,602,126	1,530,259

Return on the (average) Stockholders’ Equity
without market value adjustment reserve –
TVM and derivatives	29.38%	31.42%	32.90%	32.55%	34.28%	32.50%	35.78%	35.81%
Net Interest Income – Interest (*)	8.69%	8.56%	8.67%	8.60%	8.91%	9.39%	9.37%	9.64%

(*) (Net Interest Income – Interest) / (Total Average Assets – Permanent Assets – Purchase and Sale Commitments).

Profitability

Bradesco’s Adjusted Net Income reached R$7,210 million in 2007, against R$6,363 million reached in 2006, which corresponds to a 13.3% increase. Stockholders’ Equity amounted to R$30,357 million on December 31, 2007, with a growth of 23.2% compared to the balance as of December 31, 2006. Accordingly, the Return on Average Stockholders’ Equity (ROAE) reached 28.3% (*). Total Assets added up to R$341,184 million at the end of December 31, 2007, growing 28.5% when compared to the balance of December 31, 2006. The annualized Return on Average Assets (ROAA) in 2007 was 2.4% . Earnings per stock reached R$3.57.

In 4Q07, the income was R$1,854 million, representing an increase of R$4 million or 0.2% when compared to the Net Income in 3Q07. The annualized Return on Average Stockholders’ Equity (ROAE) reached 29.4% (*) in the quarter and the Return on Average Assets (ROAA), in 4Q07, was 2.3% . Earnings per stock reached R$0.92.

4Q07 showed an increase in the income composing the Net Interest Income, in the amount of R$417 million, mainly composed of the result with interest, which reached R$5,229 million, a R$265 million increase (R$476 million related to business volume increase and R$211 million related to spread reduction). That increase is mainly due to the growth in business volume, particularly the 12.8% growth in the volume of loan operations for individual and corporate clients that was offset by the fall in the interest rates, which had a negative impact on the result of several Bradesco’s assets and liabilities which generate interest. “Non-interest” result amounted to R$768 million, an R$152 million increase when compared to 3Q07, mainly due to the higher gains with loan recovery and treasury.

In 4Q07, the allowance for doubtful accounts expenses was R$1,556 million, an increase of R$118 million when compared to the previous quarter. This variation is due to the growth of our loan portfolio and mainly to the growth in the operations with individual clients, which requires a higher provision volume due to its characteristic.

The Operating Efficiency Ratio in 2007 was 41.8%, which remained steady when compared to the ratio of the 12-month period ended on September 30, 2007, increased 0.3 percentage point when compared to 2006, principally as a result of the combination of strict expense control with permanent efforts for increase in revenue.

The Coverage Ratio in 2007 (fee and commission income)/(personnel expenses + administrative expenses) was 80.2% in December 2007, against 80.6% in the twelve-month period ended in September 30, 2007, and increased 4.8 percentage points when compared to the 75.4% of 2006.

(*) not considering the mark-to-market effects of Securities Available for Sale in the Stockholders’ equity.

Results by Business Segment

Income Breakdown – in percentage

N.B: The Balance Sheet and the Statement of Income by Business Segment can be found in Note 5.

Variation in the Main Statement of Income Items

2007 compared to 2006 – R$ million

(1)
Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net Interest Income.

(2)	Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

4th Quarter of 2007 compared to the 3rd Quarter of 2007 – R$ million

(1)
Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net Interest Income.

(2)	Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

Variation in Items Composing the Net Interest Income with Exchange Adjustment

2007 compared to 2006 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2)
Includes Market Funding Expenses, excluding Expenses from Purchase and Sale Commitments + Expenses from Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(3)
Includes Result of Operations with Securities, deducted from expenses with Purchase and Sale Commitments + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(4)
This refers to Financial Income from Insurance, Private Pension Plans and Savings Plan, deducted from the restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

4th Quarter of 2007 compared to the 3rd Quarter of 2007 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2)	Includes Market Funding Expenses, excluding Expenses from Purchase and Sale Commitments + Expenses from Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 11a).
(3)	Includes Result of Operations with Securities, less expenses with Purchase and Sale Commitments + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 11a).
(4)	This refers to price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

Analysis of the Adjusted Net Interest Income and Average Rates

Loan Operations x Income

R$ million	Years		2007

	2006	2007	3rd Qtr.	4th Qtr.

Loan Operations	79,267	98,588	100,038	109,536
Leasing Operations	3,185	5,480	5,584	7,264
Advances on Exchange	5,483	6,135	6,169	6,496
1 – Total – Average Balance (Quarterly)	87,935	110,203	111,791	123,296
2 – Income (Loan Operations, Leasing and Exchange) (**)	20,864	22,241	5,638	6,163
3 – Average Rate Annualized Exponentially (2/1)	23.7%	20.2%	21.8%	21.5%

(*) Does not include other loans.
(**) Includes Income from Loan Operations, Net Results from Leasing Operations and Results of the adjusted Exchange (Note 11a).

Securities (TVM) x Income on TVM

R$ million	Years		2007

	2006	2007	3rd Qtr.	4th Qtr.

Securities	74,727	104,182	105,838	111,275
Interbank Investments	27,328	32,493	33,625	38,739
Purchase and Sale Commitments	(32,374)	(58,917)	(61,188)	(71,127)
Derivative Financial Instruments	(558)	(1,356)	(2,228)	(1,642)
4 – Total – Average Balance (Quarterly)	69,123	76,402	76,047	77,245
5 – Income on Securities (Net of Purchase and Sales Commitments Expenses) (*)	10,408	10,357	2,574	2,639
6 – Average Rate Annualized Exponentially (5/4)	15.1%	13.6%	14.2%	14.4%

(*) Includes Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans, Derivative Financial Instruments and Foreign Exchange Adjustment (Note 11a).

Total Assets x Income from Financial Intermediation

R$ million	Years		2007

	2006	2007	3rd Qtr.	4th Qtr.

7 – Total Assets – Average Balance (Quarterly)	232,982	299,378	304,108	329,416
8 – Income from Financial Intermediation	37,666	40,374	10,283	10,901
9 – Average Rate Annualized Exponentially (8/7)	16.2%	13.5%	14.2%	13.9%

Funding x Expenses

R$ million	Years		2007

	2006	2007	3rd Qtr.	4th Qtr.

Deposits	78,168	87,145	84,668	92,530
Funds from Acceptance and Issuance of Securities	6,089	6,251	6,621	6,547
Interbank and Interdepartmental Accounts	1,915	2,082	1,846	2,151
Subordinated Debt	10,191	13,318	13,322	14,646
10 – Total Funding – Average Balance (Quarterly)	96,363	108,796	106,457	115,874
11 – Expenses (*)	6,357	4,612	1,167	1,264
12 – Average Rate Annualized Exponentially (11/10)	6.6%	4.2%	4.5%	4.4%

(*) Funding Expenses without Purchase and Sale Commitment, less Income on Compulsory Deposits and Foreign Exchange Adjustment (Note 11a).

Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans x Expenses

R$ million	Years		2007

	2006	2007	3rd Qtr.	4th Qtr.

13 – Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans – Average Balance (Quarterly)	44,442	53,305	54,109	56,923
14 – Expenses (*)	4,005	4,616	1,188	1,288
15 – Average Rate Annualized Exponentially (14/13)	9.0%	8.7%	9.1%	9.4%

(*) Price-Level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

Borrowings and Onlendings (Local and Foreign) x Expenses

R$ million	Years		2007

	2006	2007	3rd Qtr.	4th Qtr.

Borrowings	6,039	6,929	6,923	7,686
Onlendings	10,299	12,943	13,028	14,387
16 – Total Borrowings and Onlendings – Average Balance (Quarterly)	16,338	19,873	19,951	22,073
17 – Expenses for Borrowings and Onlendings (*)	1,071	1,070	277	254
18 – Average Rate Annualized Exponentially (17/16)	6.6%	5.4%	5.7%	4.7%

(*) Includes Foreign Exchange Adjustment (Note 11a).

Total Assets x Net Interest Income

R$ million	Years		2007

	2006	2007	3rd Qtr.	4th Qtr.

19 – Total Assets – Average Balance (Quarterly)	232,982	299,378	304,108	329,416
20 – Net Interest Income (*)	19,838	22,300	5,580	5,997
21 – Average Rate Annualized Exponentially (20/19)	8.5%	7.4%	7.5%	7.5%

(*) Gross Income from Financial Intermediation excluding PDD.

Financial Market Indicators

Analysis of Net Interest Income

a) Net Interest Income Adjustment

We show separately the hedge fiscal effect referring to investments abroad in the compared periods, which in terms of Net Income simply annuls the fiscal effect (IR/CS and PIS/Cofins) of this hedge strategy.

The fiscal effect is caused by the fact that the foreign exchange variation of investments abroad is not deductible when there is loss and not taxable when there is gain, while the derivatives result is taxable when it generates gain and deductible when it generates loss.

Thus, the gross hedge result is reflected in the Net Interest Income, in the “Results of Derivative Financial Instruments” item, and in the “Tax Expenses” and “Taxes on Income” items, the respective taxes, as shown below:

Hedge Fiscal Effect of Investments Abroad – R$ million

Effect in the Items	Effect in 2006				Effect in 2007

	Net Interest Income	Tax Expenses	IR/CS	Net Income	Net Interest Income	Tax Expenses	IR/CS	Net Income

Partial Result of the Hedge of Investments Abroad	907	(42)	(295)	570	2,363	(110)	(766)	1,487
Foreign Exchange Variation of Investments Abroad	(570)	–	–	(570)	(1,487)	–	–	(1,487)
Total	337	(42)	(295)	–	876	(110)	(766)	–

Effect in the Items	Effect in the 3rd Quarter of 2007				Effect in the 4th Quarter of 2007

	Net Interest Income	Tax Expenses	IR/CS	Net Income	Net Interest Income	Tax Expenses	IR/CS	Net Income

Partial Result of the Hedge of Investments Abroad	553	(26)	(179)	348	429	(20)	(139)	270
Foreign Exchange Variation of Investments Abroad	(348)	–	–	(348)	(270)	–	–	(270)
Total	205	(26)	(179)	–	159	(20)	(139)	–

For a better understanding of Net Interest Income evolution in the periods, the effects of this hedge and the foreign exchange variation of investments abroad in net interest income were excluded, as well as the sale of our stake in Usiminas, in 2006 and in Arcelor, in 2007, as follows:

Adjusted Net Interest Income

	R$ million

	Years		Variation	2007		Variation

	2006	2007		3rd Qtr.	4th Qtr.

Reported Net Interest Income	20,394	23,530	3,136	5,785	6,156	371
(-) Sale of Arcelor	–	(354)	(354)	–	–	–
(-) Sale of Usiminas	(219)	–	219	–	–	–
(-) Hedge/Exchange Variation	(337)	(876)	(539)	(205)	(159)	46
Adjusted Net Interest Income	19,838	22,300	2,462	5,580	5,997	417
Average Adjusted Net Interest Income Rate (%) (*)	10.1	9.4	–	9.7	9.8	–

(*) (Adjusted Net Interest Income) / (Total Average Assets – Permanent Assets – Purchase and Sale Commitments).

b) Comments on the Adjusted Net Interest Income Variation

In 2007, the net interest income reached R$22,300 million, a 12.4% increase on the R$19,838 million recorded in 2006. Quarter-over-quarter, the result in 4Q07 was R$5,997 million, representing a 7.5% increase over 3Q07. The analytical opening of the net interest income result among “interest” and “non-interest” results is shown below:

Adjusted Net Interest Income Breakdown

	R$ million

	Years		Variation	2007		Variation

	2006	2007		3rd Qtr.	4th Qtr.

Interests due to volume			4,147			476
Interests due to spreads			(2,182)			(211)
(=) Net Interest Income – Interest	17,668	19,633	1,965	4,964	5,229	265
(+) Net Interest Income – Non-Interest	2,170	2,667	497	616	768	152
(=) Adjusted Net Interest Income	19,838	22,300	2,462	5,580	5,997	417

The “interest” net interest income in 2007 amounted to R$19,633 million against R$17,668 million recorded in the previous year, accounting for an increase of 11.1% or R$1,965 million. This variation had a strong impact due to the increase in the volume of operations, which positively contributed to the net interest income in R$4,147 million. This result more than offset the effect in the margin due to the decrease of spreads in the amount of R$2,182 million.

Comparing 4Q07 and 3Q07, the increase in “interest” net interest income amounted to R$265 million. This variation was positively impacted in R$476 million as a result of the increase in volumes, while the decrease in spreads had an adverse effect on the net interest income in R$211 million.

Below we show the net interest entry among the main business lines of Bradesco:

	R$ million

	Years		Variation	2007		Variation

	2006	2007		3rd Qtr.	4th Qtr.

Credit	11,059	13,159	2,100	3,384	3,567	184
Funding	2,545	2,201	(344)	556	541	(15)
Insurance	2,431	2,147	(284)	486	497	11
TVM/Other	1,633	2,126	493	538	624	85
(=) Net Interest Income – Interest	17,668	19,633	1,965	4,964	5,229	265

Among the main products which contributed to the increase in net interest income, related to the comparison between the quarters and between the years, the loan portfolio was the one which recorded greater increase reaching R$2,100 million in 2007 and R$184 million in the last quarter alone.

The increase in loan operations for individual clients was an important factor for the net interest income increase in the analyzed periods. The main products of the individual segment which contributed to the increase of the net interest income were payroll deductible loan operations, strengthened this year with the acquisition of Banco BMC, as well as vehicle financing operations, Private Label card operations, mainly in the revolving credit line and the material leasing product increase.

In relation to the loan operations for corporate clients, a strong growth mainly in micro, small and medium-sized companies operations is observed, due to the excellent strategic positioning of Banco Bradesco, which has shown a consistent growth in this business segment by means of its commercial actions and selling efforts. The products which contributed the most to the net interest income in the corporate segment were the working capital operations, guaranteed checking account and foreign exchange operations, i.e., mainly the lines related to the business flow.

It must be highlighted that in spite of the reduction in the margin of Funding and Insurance products throughout 2007, the business volume increase was an important factor to mitigate the drop of the Selic interest rates, which had a negative impact on spreads in these operations, and the quarterly comparison shows a lower growth in the margin of these products, since the Selic interest rate also had a lower growth among the periods.

In relation to TVM and Treasury operations, the increase presented in the comparison between the quarters and in 2006 and 2007 YTD reflects the good positioning of Bradesco’s portfolio.

Below, we can observe the “interest” net interest income comparing the quarterly history since 2006:

(*) (Net Interest Income – Interest) / Total Assets – Permanent Assets – Purchase and Sale Commitments)

The annualized “interest” net interest income rate amounted to 8.5% in 4Q07, a slight decrease when compared to the 8.6% observed in the previous quarter. The increase in loan volumes and funding, as shown above, was essential to mitigate the effect of this decrease, as the accumulated CDI rate reached 11.8% in 2007, against the 15.0% rate in 2006.

It is worth pointing out, considering the growth in operations portfolios for individual clients, that the spreads in these operations are higher than those with corporate clients. They require, however, higher allowance for doubtful accounts, due to the higher delinquency level.

Quarter-over-quarter, the adjusted net interest income coming from “non-interest” results reached R$768 million in 4Q07 against R$616 million in the previous quarter when comparing 2007 and 2006, a growth of R$497 million is observed due to the higher loan recovery that increased R$245 million between 2006 and 2007 and higher treasury and TVM gains.

Allowance for Doubtful Accounts (PDD)

PDD Evolution

	R$ million

	2006			2007

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Opening Balance	5,833	6,215	4,959	7,033	7,428	6,646
Amount Recorded	1,168	1,190	4,412	1,438	1,556	5,498
Amount Written-off	(786)	(759)	(2,827)	(1,105)	(1,158)	(4,389)
Balance Derived from Acquired Institutions	–	–	102	62	–	71
Closing Balance	6,215	6,646	6,646	7,428	7,826	7,826
Specific Allowance	3,290	3,635	3,635	4,196	4,413	4,413
Generic Allowance	1,833	1,911	1,911	2,120	2,285	2,285
Exceeding Allowance	1,092	1,100	1,100	1,112	1,128	1,128
Credit Recoveries	166	197	638	197	288	882

PDD over Loan and Leasing Operations

	R$ million

	2006		2007

	September	December	September	December

PDD (A)	6,215	6,646	7,428	7,826
Loan Operations (B)	92,013	96,219	116,357	131,307
PDD over Loan Operations (A/B)	6.8%	6.9%	6.4%	6.0%

Coverage Ratio – PDD/Abnormal Course Loans (E to H) – R$ million

	R$ million

	2006		2007

	September	December	September	December

(1) Total Allowance	6,215	6,646	7,428	7,826
(2) Abnormal Course Loans (E-H)	3,984	4,390	5,034	5,277
Coverage Ratio (1/2)	156.0%	151.4%	147.5%	148.3%

Coverage Ratio – Non Performing Loans (NPL) (*)

	R$ million

	2006		2007

	September	December	September	December

(1) Total Allowance	6,215	6,646	7,428	7,826
(2) Non Performing Loans	3,889	4,284	4,939	5,277
NPL Ratio (1/2)	159.8%	155.1%	150.4%	148.3%

(*) Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

For further information on PDD, see pages 157, 158 and 159 of this Report.

Fee and Commission Income

	R$ million

	2006			2007

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Income from Cards	514	541	1,758	623	688	2,449
Checking Accounts	532	547	2,084	591	609	2,357
Loan Operations	393	411	1,543	504	521	1,934
Assets under Management	327	309	1,245	376	384	1,439
Charging	191	198	752	217	227	859
Interbank Fees	70	76	289	81	85	321
Collection	66	68	254	63	56	255
Consortium Management	52	58	202	61	65	236
Custody and Brokerage Services	39	42	158	64	71	241
Other	159	174	613	162	190	715
Total	2,343	2,424	8,898	2,742	2,896	10,806

In 2007, Fee and Commission Income increased by 21.4%, totaling R$10,806 million, representing an increase of R$1,908 million when compared to 2006, which totaled R$8,898 million.

The main items that influenced the expansion of Fee and Commission Income between the years were:

– the growth of 39.3%, represented by the increase of R$691 million in the item “Income from Cards”, related to the increase of 21.6% of the cards base, from 57,942 thousand, on December 31, 2006, to 70,469 thousand, on December 31, 2007, influenced by the consolidation of Amex Brasil;

– the strategy of client segmentation (Private, Prime, Corporate, Middle Market and Retail), jointly with the tariff realignment and client base growth, which boosted the item “Checking Accounts”, up by R$273 million;

– the increase in the volume of Loan Operations, especially to individuals, with highlights to the products “Personal Loan” and “Vehicles”, which was the major factor for the increase in the item “Revenues from Loan Operations”, with a R$391 million improvement; and

– the volume growth of 20.7% in assets under management, from R$147.1 billion on December 31, 2006 to R$177.5 billion on December 31, 2007, which was the main reason for the growth in the item “Assets under Management”, which increased by R$194 million.

When compared to the previous quarter, Fee and Commission Income showed an increase of 5.6% . The R$154 million growth was a result of the increased volume of businesses in 4Q07, pointing out increase in the items “Income from Cards” R$65 million, “Checking Accounts” R$18 million, “Loan Operations” R$17 million, “Collection” R$10 million and “Assets under Management” R$8 million.

Administrative and Personnel Expenses

	R$ million

	2006			2007

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Administrative Expenses
Third-Party Services	343	353	1,232	426	474	1,618
Communication	203	213	792	238	250	940
Advertising	114	223	534	133	229	598
Depreciation and Amortization	129	130	481	135	137	538
Financial System Services	113	121	459	138	142	532
Transportation	127	139	502	132	142	522
Data Processing	67	87	268	106	114	407
Rentals	92	94	350	102	104	402
Maintenance and Repairs	74	74	291	76	82	296
Assets Leasing	53	52	215	63	77	231
Materials	45	45	172	52	52	197
Security and Vigilance	46	45	173	50	50	193
Water, Electricity and Gas	37	41	160	39	45	174
Travel	17	19	71	19	20	70
Other	47	35	170	46	55	194
Total	1,507	1,671	5,870	1,755	1,973	6,912

Personnel Expenses
Structural	1,267	1,261	4,879	1,381	1,380	5,295
Remuneration/Social Charges	951	940	3,641	1,028	1,033	3,956
Benefits	316	321	1,238	353	347	1,339
Non Structural	317	199	1,053	259	441	1,275
Management and employee profit sharing (PLR)	202	95	583	141	272	771
Provision for Labor Proceedings	74	61	310	75	122	327
Training	16	19	58	22	24	75
Rescission Cost	25	24	102	21	23	102
Total	1,584	1,460	5,932	1,640	1,821	6,570

Total Administrative and Personnel Expenses	3,091	3,131	11,802	3,395	3,794	13,482

In 2007, Administrative and Personnel Expenses showed an R$1,680 million increase when compared to 2006, reaching R$13,482 million against R$11,802 million in 2006. The nominal variation of Administrative Expenses between the years showed a R$1,042 million increase, reaching R$6,912 million, mainly due to: (i) the increase in businesses; (ii) the contractual adjustments in the year; (iii) the investments in the improvement and optimization of the technological platform (IT Improvements Project); and (iv) the consolidation of companies acquired.

In 2007, Personnel Expenses increased R$638 million when compared to 2006, reaching R$6,570 million. The portion considered as “Structural” increased R$416 million, mainly: (i) the increase in the salary levels, resulting from the collective Bargaining Agreement of 2006 (3.5%); (ii) the increase in the salary levels, resulting from the Collective Bargaining Agreement of 2007 (6.0%), having a variation of R$108 million (of which R$26 million was labor liabilities restatements, R$66 million was payroll increase and R$16 was food allowance); and (iii) the consolidation of Amex Brasil, Credifar and BMC, R$93 million. In relation to the portion considered as “Non-structural”, the increase was R$222 million, mainly due to: (i) the higher expenses with employee and management profit sharing (PLR) in the amount of R$188 million due to the higher results recorded in 2007; and (ii) the higher expenses with provisions for labor proceedings of R$17 million.

When compared to the previous quarter, Administrative and Personnel Expenses increased R$399 million in 4Q07, a hike of 11.8%, going from R$3,395 to R$3,794 million.

Administrative Expenses increased by R$218 million when compared to the previous quarter, basically due to the increase in expenses with: (i) advertisement of R$96 million; (ii) third-party services, R$48 million; (iii) assets leasing, R$14 million; (iv) communication, R$12 million; and (v) transportation, R$10 million.

Personnel Expenses in 4Q07, in the portion considered as “Structural”, remained steady, whereas the “Non-structural” portion had an increase, mainly: (i) higher expenses with provisions of labor proceedings, amouting to R$47 million; and (ii) higher expenses with management and employee profit sharing (PLR) in the amount of R$ 131 million.

Operating Efficiency

	R$ million (*)

	Years				2007

	2003	2004	2005	2006	September	December

Personnel Expenses	4,779	4,969	5,312	5,932	6,209	6,570
Employee Profit Sharing	(170)	(182)	(287)	(415)	(442)	(521)
Other Administrative Expenses	4,814	4,937	5,142	5,870	6,610	6,912
Total (1)	9,423	9,724	10,167	11,387	12,377	12,961

Net Interest Income	13,282	13,231	16,550	19,838	21,348	22,300
Fee and Commission Income	4,557	5,824	7,349	8,898	10,334	10,806

Insurance, Private Pension Plans and
Certificated Savings Plans Subtotal	(149)	(60)	621	1,025	909	711
– Insurance, Private Pension Plans and
Certificated Savings Plans Retained Premiums	11,726	13,284	13,647	15,180	16,222	16,432
– Variation in Technical Provisions for Insurance,
Private Pension Plans and Certificated Savings Plans	(3,670)	(3,964)	(2,429)	(3,515)	(4,651)	(5,047)
– Retained Claims	(3,980)	(5,159)	(5,825)	(6,127)	(6,071)	(6,014)
– Certificated Savings Plans Draws and Redemptions	(1,100)	(1,223)	(1,229)	(1,222)	(1,344)	(1,378)
– Insurance, Private Pension Plans and
Certificated Savings Plans Selling Expenses	(762)	(867)	(961)	(1,023)	(1,065)	(1,084)
– Expenses with Private Pension Plan Benefits and Redemptions	(2,363)	(2,131)	(2,582)	(2,268)	(2,182)	(2,198)
Equity in the Earnings of Affiliated Companies	5	163	76	72	62	42
Other Operating Expenses	(2,741)	(2,826)	(3,405)	(4,223)	(4,472)	(4,297)
Other Operating Income	1,697	1,198	1,097	1,420	1,442	1,436
Total (2)	16,651	17,530	22,288	27,030	29,623	30,998

Operating Efficiency Ratio (%) = (1/2)	56.6	55.5	45.6	42.1	41.8	41.8

(*) Amounts accumulated over the last twelve months based on the statement of adjusted income.

Operating Efficiency Ratio – in percentage

The Operating Efficiency Ratio in 2007 was 41.8%, remaining steady over the 12-month period ended in September 2007. It is also worth mentioning the higher net interest income in R$952 million, basically stemming from the “interest” component, stimulated by an increment in business volume, with highlights to an increase in the volume of loan operations for individuals, mainly focused on consumer financing, the profitability of which is higher if compared to the corporate loans, and to an increased fee and commission income, in R$472 million, as a result of the increase in the average volume of operations.

The Coverage Ratio in 2007 (fee and commission income)/(personnel expenses + administrative expenses) went from 80.6% in the twelve-month period ended in September 2007 to 80.2% in December 2007, and increased 4.8 percentage points when compared to the 75.4% of 2006.

Administrative + Personnel Expenses and Fee and Commission Income

Other Indicators

3-Main Balance Sheet Information

Consolidated Balance Sheet – R$ thousand

Assets	December

	2007	2006	2005	2004	2003

Current and Long-term Assets	337,514,243	262,054,823	204,325,065	180,038,498	171,141,348
Funds Available	5,486,606	4,761,972	3,363,041	2,639,260	2,448,426
Interbank Investments	37,622,125	25,989,190	25,006,158	22,346,721	31,724,003
Open Market Investments	32,014,861	20,617,520	19,615,744	15,667,078	26,753,660
Interbank Deposits	5,617,413	5,372,658	5,390,726	6,682,608	4,970,343
Allowance for Losses	(10,149)	(988)	(312)	(2,965)	–
Securities and Derivative Financial Instruments	114,451,709	97,249,959	64,450,808	62,421,658	53,804,780
Own Portfolio	84,079,171	72,052,850	59,324,858	51,255,745	42,939,043
Subject to Repurchase Agreements	11,731,427	15,352,073	1,051,665	4,807,769	5,682,852
Derivative Financial Instruments	1,207,040	549,065	474,488	397,956	232,311
Restricted Deposits – Brazilian Central Bank	8,273,662	440,235	2,506,172	4,512,563	3,109,634
Privatization Currencies	79,535	70,716	98,142	82,487	88,058
Subject to Collateral Provided	4,070,210	765,129	995,483	1,365,138	1,752,882
Securities Purpose of Unrestricted Purchase and Sale Commitments	5,010,664	8,019,891	–	–	–
Interbank Accounts	24,036,514	19,124,806	16,922,165	16,087,102	14,012,837
Unsettled Receipts and Payments	36,332	50,945	39,093	22,075	20,237
Restricted Credits:
– Restricted Deposits – Brazilian Central Bank	23,538,587	18,664,706	16,444,866	15,696,154	13,580,425
– National Treasury – Rural Credit	578	578	578	578	578
– SFH	452,899	405,465	396,089	335,320	391,871
Correspondent Banks	8,118	3,112	41,539	32,975	19,726
Interdepartmental Accounts	429,362	186,338	172,831	147,537	514,779
Internal Transfer of Funds	429,362	186,338	172,831	147,537	514,779
Loan Operations	108,295,627	79,714,969	68,328,802	51,890,887	42,162,718
Loan Operations:
– Public Sector	763,973	784,870	821,730	536,975	186,264
– Private Sector	115,001,602	85,315,248	72,205,630	55,242,348	45,768,970
Allowance for Doubtful Accounts	(7,469,948)	(6,385,149)	(4,698,558)	(3,888,436)	(3,792,516)
Leasing Operations	7,962,395	3,751,558	2,411,299	1,556,321	1,306,433
Leasing Receivables:
– Public Sector	134,197	152,125	66,237	–	–
– Private Sector	13,802,117	7,231,519	4,896,717	3,237,226	2,859,533
Unearned Income from Leasing	(5,728,551)	(3,472,246)	(2,444,596)	(1,576,690)	(1,438,534)
Allowance for Leasing Losses	(245,368)	(159,840)	(107,059)	(104,215)	(114,566)
Other Receivables	35,829,910	29,302,217	22,106,013	21,664,592	24,098,765
Receivables on Sureties and Guarantees Honored	12,181	38	–	811	624
Foreign Exchange Portfolio	9,836,732	7,946,062	6,937,144	7,336,806	11,102,537
Receivables	371,427	175,570	183,015	197,120	331,064
Negotiation and Intermediation of Amounts	1,378,130	709,034	1,124,197	357,324	602,543
Insurance Premiums Receivable	1,276,612	1,257,298	1,073,002	988,029	889,358
Sundry	23,065,328	19,315,264	12,941,687	12,937,408	11,324,857
Allowance for Other Doubtful Accounts	(110,500)	(101,049)	(153,032)	(152,906)	(152,218)
Other Assets	3,399,995	1,973,814	1,563,948	1,284,420	1,068,607
Other Assets	389,856	369,099	367,688	477,274	586,994
Provisions for Devaluations	(179,097)	(189,591)	(180,941)	(230,334)	(257,185)
Prepaid Expenses	3,189,236	1,794,306	1,377,201	1,037,480	738,798
Permanent Assets	3,670,161	3,492,450	4,357,865	4,887,970	4,956,342
Investments	604,076	696,582	984,970	1,101,174	862,323
Interest in Affiliated Companies:
– Local	467,944	403,033	438,819	496,054	369,935
– Foreing	–	–	–	–	–
Other Investments	487,365	651,568	895,836	971,311	857,985
Allowance for Losses	(351,233)	(358,019)	(349,685)	(366,191)	(365,597)
Property, Plant and Equipment in Use	2,284,078	2,136,783	1,985,571	2,270,497	2,291,994
Buildings in Use	1,076,053	1,055,640	1,115,987	1,357,063	1,398,735
Other Property, Plant and Equipment in Use	4,347,693	4,101,918	3,644,874	3,604,741	3,480,636
Accumulated Depreciation	(3,139,668)	(3,020,775)	(2,775,290)	(2,691,307)	(2,587,377)
Leased Assets	11,421	16,136	9,323	18,951	34,362
Leased Assets	20,777	25,142	23,161	58,463	63,812
Accumulated Depreciation	(9,356)	(9,006)	(13,838)	(39,512)	(29,450)
Deferred Charges	770,586	642,949	1,378,001	1,497,348	1,767,663
Organization and Expansion Costs	1,850,219	1,593,771	1,315,881	1,170,866	1,124,058
Accumulated Amortization	(1,079,633)	(950,822)	(785,364)	(699,710)	(572,620)
Goodwill on Acquisition of Subsidiaries, Net of Amortization	–	–	847,484	1,026,192	1,216,225
Total	341,184,404	265,547,273	208,682,930	184,926,468	176,097,690

The Notes are an integral part of the Financial Statements.

Consolidated Balance Sheet – R$ thousand

Liabilities	December

	2007	2006	2005	2004	2003

Current and Long-term Liabilities	310,482,501	240,673,011	189,163,465	169,596,632	162,406,307
Deposits	98,323,446	83,905,213	75,405,642	68,643,327	58,023,885
Demand Deposits	28,495,555	20,526,800	15,955,512	15,297,825	12,909,168
Savings Deposits	32,812,974	27,612,587	26,201,463	24,782,646	22,140,171
Interbank Deposits	372,473	290,091	145,690	19,499	31,400
Time Deposits	35,717,178	34,924,541	32,836,656	28,459,122	22,943,146
Other Deposits	925,266	551,194	266,321	84,235	–
Federal Funds Purchased and Securities Sold under
Agreements to Repurchase	73,633,649	47,675,433	24,638,884	22,886,403	32,792,725
Own Portfolio	37,864,704	36,595,268	12,690,952	8,248,122	6,661,473
Third-party Portfolio	29,578,200	3,471,383	11,947,932	14,430,876	17,558,740
Unrestricted Portfolio	6,190,745	7,608,782	–	207,405	8,572,512
Issuance of Securities	6,496,782	5,636,279	6,203,886	5,057,492	6,846,896
Exchange Acceptances	406	–	–	–	–
Mortgage Notes	901,641	857,697	847,508	681,122	1,030,856
Debentures Funds	2,594,921	2,603,194	2,624,899	–	7,291
Securities Issued Abroad	2,999,814	2,175,388	2,731,479	4,376,370	5,808,749
Interbank Accounts	16,632	5,814	139,193	174,066	529,332
Interbank Onlendings	–	–	–	–	159,098
Correspondent Banks	16,632	5,814	139,193	174,066	370,234
Interdepartmental Accounts	2,521,233	2,225,711	1,900,913	1,745,721	1,782,068
Third-party Funds in Transit	2,521,233	2,225,711	1,900,913	1,745,721	1,782,068
Borrowings	8,065,830	5,777,906	7,135,327	7,561,395	7,223,356
Local Borrowings – Official Institutions	450	778	1,088	1,376	2,070
Local Borrowings – Other Institutions	373	44,447	18	11,756	4,010
Foreign Currency Borrowings	8,065,007	5,732,681	7,134,221	7,548,263	7,217,276
Local Onlending – Official Institutions	14,086,436	11,640,969	9,427,571	8,355,398	7,554,266
National Treasury	50,881	99,073	52,318	72,165	51,398
BNDES	6,147,703	5,532,018	4,237,973	3,672,007	3,403,462
CEF	101,280	69,909	59,588	395,820	459,553
FINAME	7,785,347	5,938,037	5,075,232	4,211,762	3,638,966
Other Institutions	1,225	1,932	2,460	3,644	887
Foreign Onlendings	1,257,281	170	183	42,579	17,161
Foreign Onlendings	1,257,281	170	183	42,579	17,161
Derivative Financial Instruments	951,733	519,004	238,473	173,647	52,369
Technical Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	58,526,265	49,129,214	40,862,555	33,668,654	26,408,952
Other Liabilities	46,603,214	34,157,298	23,210,838	21,287,950	21,175,297
Collection of Taxes and Other Contributions	228,722	175,838	156,039	204,403	130,893
Foreign Exchange Portfolio	3,467,189	2,386,817	2,206,952	3,011,421	5,118,801
Social and Statutory Payables	2,195,653	190,916	1,254,651	900,266	851,885
Fiscal and Pension Plans Activities	9,839,791	8,014,520	5,041,312	4,495,387	4,781,458
Negotiation and Intermediation of Amounts	657,700	422,232	893,957	312,267	595,958
Financial and Development Funds	1,851	876	–	–	–
Subordinated Debt	15,850,464	11,949,457	6,719,305	5,972,745	4,994,810
Sundry	14,361,844	11,016,642	6,938,622	6,391,461	4,701,492
Future Taxable Income	189,147	180,460	52,132	44,600	31,774
Future Taxable Income	189,147	180,460	52,132	44,600	31,774
Minority Interest in Subsidiary	155,412	57,440	58,059	70,590	112,729
Stockholders' Equity	30,357,344	24,636,362	19,409,274	15,214,646	13,546,880
Capital:
– Local Residents	17,693,485	13,162,481	11,914,375	6,959,015	6,343,955
– Foreign Residents	1,306,515	1,037,519	1,085,625	740,985	656,045
Realizable Capital	–	–	–	(700,000)	–
Capital Reserves	55,624	55,005	36,032	10,853	8,665
Profit Reserves	9,963,593	8,787,106	5,895,214	7,745,713	6,066,640
Mark-to-market Adjustment – TVM and Derivatives	1,469,976	1,644,661	507,959	458,080	478,917
Treasury Stock	(131,849)	(50,410)	(29,931)	–	(7,342)
Stockholders' Equity Managed by Parent Company	30,512,756	24,693,802	19,467,333	15,285,236	13,659,609
Total	341,184,404	265,547,273	208,682,930	184,926,468	176,097,690

The Notes are an integral part of the Financial Statements.

Total Assets by Currency and Maturity

Total Assets by Currency – R$ million

Total Assets by Maturity – R$ million

Securities

Summary of the Classification of Securities

	R$ million

	Financial	Insurance/ Certificated Savings Plans	Pension Plans	Other Activities	Total	%

Trading Securities	34,057	4,839	28,973	258	68,127	65.4
Securities Available for Sale	9,343	1,139	12,494	11	22,987	22.0
Securities Held to Maturity	880	5,386	6,874	–	13,140	12.6
Subtotal	44,280	11,364	48,341	269	104,254	100.0
Purchase and Sale Commitments	2,371	1,947	5,880	–	10,198
Total on December 31, 2007	46,651	13,311	54,221	269	114,452
Total on September 30, 2007	43,201	13,243	51,261	393	108,098
Total on December 31, 2006	40,464	11,401	44,893	492	97,250

Composition of Securities by Issuance

Securities	R$ million

	2006		2007

	September	December	September	December

Government	31,957	51,479	51,380	58,284
Private	13,117	14,831	17,935	17,535
PGBL/ VGBL	21,761	22,169	26,676	28,435
Subtotal	66,835	88,479	95,991	104,254
Purchase and Sale Commitments:	6,187	8,771	12,107	10,198
Funds	3,611	3,996	7,448	4,703
PGBL/VGBL	2,576	4,775	4,659	5,495
Total	73,022	97,250	108,098	114,452

Classification of Securities by Segment – in percentage

N.B.: The composition of Securities Portfolio consolidated by issuer, maturity, business segment and category can be found in Note 8.

Loan Operations

The consolidated balance of loan operations (according to the concept defined by Bacen which does not include debentures, guarantees, loans to be granted, credit letters, interbank deposit certificates etc.) reached at the end of 4Q07 a total of R$131.3 billion, representing a 12.8% increase in the quarter and a 36.5% growth in the year of 2007.

We highlight the increase of the loan portfolio of Bradesco Conglomerate in the quarter and in the last twelve months, which was influenced by the favorable macroeconomic and credit environment, characterized by salary raise, interest drop and extended terms for loans and financings. These factors promote the increase in consumption and in company’s investments.

Loan Operations – Total Portfolio

In December 2007, the balance of loans and onlendings indexed and/or denominated in foreign currency (excluding ACCs) reached the total of U$6.8 billion, showing a growth of 10.8% in dollars and of 6.8% in reais in the quarter, due to the appreciation of this currency in the period, which caused a decrease in their interest in the total loan portfolio. In the year of 2007, the growth was 59.3% and 31.9%, respectively.

Real Estate Loan

The balance of real estate financings at the end of 4Q07 was R$3.3 billion, a 68.1% increase when compared to December 2006, whereas in the year of 2007 the number of operations contracted showed a 107.9% growth when compared to the same period of 2006. Some actions carried out have been responsible for the portfolio performance in 2007, such as term extension of operations, and the creation of the website www.bradescoimoveis.com.br, aimed at rendering services to help those interested in the acquisition of their own house by means of partnerships with construction companies, developers and real estate agencies, which are clients of the Bank.

BNDES

It is worth pointing out Bradesco’s leadership in BNDES onlending operations for the fifth consecutive year. Out of the total operations sold up to November 2007, 41.0% of the amount, representing 90.5% of contracts, were directed to SMEs, including operations carried out for individuals.

Rural

It is worth pointing out the creation of the website www.bradescorural.com.br, aiming at subsiding this sector with information related to agribusinesses, products and credit services.

Loan Operations – By Purpose

The performance of the loan portfolio for individuals showed an upturn in the quarter and in the last twelve months of 8.5% and 35.0%, respectively. The main products responsible for the portfolio growth in these periods were the vehicles financing, personal loan and leasing.

Loan Operations – Individual

In the graph below, the types related to the “consumer financing” for individuals were considered (vehicles, personal loan, leasing, assets financing and credit card; in the latter, the amounts related to cash and credit purchases store owners and which are not in the total loan operations are included). The balance reached the amount of R$48.1 billion in December 2007, representing a 9.8% growth in the quarter and 36.4% in the last twelve months. We point out the vehicle financing and the payroll-deductible loans that are linked to payroll charges types, for its guarantees and characteristics, provided the portfolio with an adequate loan risk level. Thus, these two portfolios represented, at the end of 4Q07, 56.0% of the total consumer financing balance.

Loan Operations – Consumer Financing

The pace of the growth in loans granted to companies was significant in the quarter and in the last twelve months, increasing 16.0% and 37.5%, respectively.
In these periods, we point out the types of working capital operations and operations carried out in branches and subsidiaries abroad.

Loan Operations – Corporate

The following graph shows the growth of the main five types of products destined to corporate entities services, which represented 63.1% of the total loan portfolio in December 2007. We highlight the increase in working capital of 38.7% in the quarter and 72.8% in the last twelve months.

Loan Operations – Main Types – Corporate

We point out below the increase in the relative share in the micro, small and medium-sized companies’ loan portfolio in the quarter and in the last twelve months, which has exceeded the total portfolio.

Loan Operations – Client Characteristics

Client Characteristics	R$ billion

	2006		2007				Variation (%)

	December	%	September	%	December	%	Quarter	Year

Large Companies	27.7	28.8	31.4	27.0	35.9	27.3	14.3	29.5
Micro, Small and Medium-Sized
Companies	28.9	30.0	35.7	30.7	41.9	32.0	17.6	45.2
Individuals	39.6	41.2	49.3	42.3	53.5	40.7	8.5	35.0
Total	96.2	100.0	116.4	100.0	131.3	100.0	12.8	36.5

In the table below, the evolution in the representativeness of the Conglomerate’s business segments is observed, in which it is worth highlighting the Companies segment, which showed an evolution higher than the total portfolio in the quarter and in the last twelve months. It is important to notice that the increase in “Others” over the past twelve months was motivated by the BMC merger in September 2007.

Loan Operations – By Business Segment

Business Segment	R$ billion

	2006		2007				Variation (%)

	December	%	September	%	December	%	Quarter	Year

Corporate	31.1	32.3	35.2	30.3	39.7	30.2	12.7	27.8
Retail / Postal/Prime	33.6	34.9	38.9	33.4	43.1	32.8	10.6	28.3
Finasa	18.4	19.2	22.8	19.6	25.0	19.1	9.6	35.7
Companies	12.3	12.8	15.9	13.7	18.7	14.3	18.0	52.5
Other	0.8	0.8	3.6	3.0	4.8	3.6	33.5	466.8
Total	96.2	100.0	116.4	100.0	131.3	100.0	12.8	36.5

Loan Operations – By Type

We highlight in the quarter and in the last twelve months, the growth in interest in discounted trade receivables and other loans operations and in leasing operations due to its performance, which is higher than the growth of the portfolio.
We present below the total loan operations, including Sureties and Guarantees and Credit Cards (cash and credit purchases store owners), which presented a growth of 15.2% in 4Q07 and 38.9% in 2007.

Types	R$ million

	2006		2007

	September	December	September	December

Loans and Discounted Securities (1)	40,773	43,155	52,776	60,792
Financings	34,472	35,347	41,523	45,777
Rural and Agribusiness Loans	7,221	7,599	9,008	9,197
Leasing Operations	3,575	3,911	6,319	8,208
Advances on Foreign Exchange Contracts	5,487	5,703	6,210	6,782
Subtotal of Loans Operations	91,528	95,715	115,836	130,756
Other Loans	485	504	521	551
Total Loan Operations (2)	92,013	96,219	116,357	131,307
Sureties and Guarantees Recorded in Memorandum Accounts	13,820	14,791	18,471	24,296
Credit Cards (3)	4,464	5,215	5,266	5,804
Total	110,297	116,225	140,094	161,407

(1) It includes revolving credit of credit cards.
(2) According to concept defined by the Brazilian Central Bank.
(3) Cash and credit purchases store owners.

Loan Operations – Net Interest Income

In 2007, Net Interest Income of Loan Operations had an increase of 14.3% when compared to the previous year, as shown in the graph below:

Loan Operations – Delinquency

In December 2007, the delinquency ratio in the consolidated portfolio, despite the slight increase in delinquency in the segment of large companies, presented a drop when compared to the previous quarter.

Loan Operations – Delinquency over 90 days (in percentage)

Loan Operations – Portfolio Movement

The movement of the consolidated loan portfolio in the last twelve months showed the adequacy and consistency of the loan evaluation instruments used in the concession process, maintaining its quality, as shown in the tables below:

Loan Operations – Portfolio Movement between December 2006 e 2007

Loan Operations – Portfolio Movement by Rating between December 2006 and 2007

Rating	Borrowers Remaining from December 2006		New Borrowers between January and December 2007		Total Loans in December 2007

	R$ million	%	R$ million	%	R$ million	%

AA – C	96,918	92.9	25,636	94.8	122,554	93.3
D	1,736	1.7	324	1.2	2,060	1.6
E – H	5,623	5.4	1,070	4.0	6,693	5.1
Total	104,277	100.0	27,030	100.0	131,307	100.0

Loan Operations – Portfolio Indicators

In order to facilitate the follow-up of the quantitative and qualitative performance of the Conglomerate’s loan portfolio, we present below a comparative summary of the main figures and indicators:

Items	R$ million (except percentages)

	2006		2007

	September	December	September	December

Total Loan Operations	92,013	96,219	116,357	131,307
– Individual	38,834	39,611	49,285	53,474
– Corporate	53,179	56,608	67,072	77,833
Existing Provision	6,215	6,646	7,428	7,826
– Specific	3,290	3,635	4,196	4,413
– Generic	1,833	1,911	2,120	2,285
– Additional	1,092	1,100	1,112	1,128
Specific Provision/Existing Provision (%)	52.9	54.7	56.5	56.4
Existing Provision/ Loan Operations (%)	6.8	6.9	6.4	6.0
AA – C Rated Loan Operations / Loan Operations (%)	92.3	92.1	92.8	93.3
D Rated Operations under Risk Management / Loan Operations (%)	1.9	1.9	1.7	1.6
E – H Rated Loan Operations / Loan Operations (%)	5.8	6.0	5.5	5.1

D Rated Loan Operations	1,733	1,831	1,981	2,060
Existing Provision for D Rated Loan Operations	455	483	526	544
D Rated Provision/Loan Operations (%)	26.2	26.4	26.5	26.4
D – H Rated Loan Operations Overdue	4,742	5,225	5,900	6,227
Existing Provision/D – H Rated Loan Operations Overdue (%)	131.1	127.2	125.9	125.7

E – H Rated Loan Operations	5,329	5,757	6,434	6,693
Existing Provision for E – H Rated Loan Operations	4,647	5,041	5,619	5,848
E – H Rated Provision/Loan Operations (%)	87.2	87.6	87.3	87.4
E – H Rated Loan Operations Overdue	3,984	4,389	5,034	5,277
Existing Provision/E – H Rated Loan Operations Overdue (%)	156.0	151.4	147.5	148.3

Non Performing Loans (*) / Loan Operations (%)	4.2	4.5	4.2	4.0

Existing Provision/ Non Performing Loans (*) (%)	159.8	155.1	150.4	148.3

(*) Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

For the year of 2008, Bradesco remains prepared to take full advantage of all business opportunities focused on increasing the loan portfolio, while respecting the established loan granting parameters, based on the security, consistency, selectivity, diversification and adequate assessment of the risk/return ratio.

Funding

Composition of Deposits by Maturity

Deposits	R$ million

	2007

	September	December

	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	22,134	28,495	–	–	–	28,495
Savings	30,231	32,813	–	–	–	32,813
Interbank	197	219	83	63	8	373
Time	33,483	2,302	6,423	4,473	22,519	35,717
Other Deposits	691	925	–	–	–	925
Total	86,736	64,754	6,506	4,536	22,527	98,323

Funding

Demand Deposits – R$ billion

Checking Accounts

The balance of the Checking Accounts of Bradesco Organization at the end of the year was R$28.5 billion, representing an increase of 39% compared to the balance of December 2006, which was R$20.5 billion.

In order to standardize information disclosed to investors, pursuant to the one disclosed by the market, as from this report, we present the number of “Checking Account Holders”. With this new approach, information is now more assertive, due to the effectively statement of the number of clients that relate to Bradesco and hold a checking account.

Pursuant to the Organization’s Social-Environmental Responsibility Policy, in November 2007 Braille Bank Statements and in Enlarged Print were launched. They are the first bank statements specifically for visually impaired people in the Brazilian market.

Number of Checking Accounts – Individuals and Corporate

Savings Accounts

The balance of Bradesco Organization Savings Accounts, at the end of 2007, totaled R$32.8 billion, with a 18.8% growth, in the same period, corresponding to a 17.4% market share in the Brazilian Savings and Loan System (SBPE) and ensured the leadership of Bradesco among all private banks in the Brazilian Financial System.

Savings Account Deposits – R$ billion

The fall in the interest rates observed in the market made savings accounts more appealing, which added to the increase of the workers’ income, resulted in the historical funding record of this product.

Share of SBPE – in percentage

Savings Accounts

Number of Savings Accounts – in thousands

Assets under Management

2007 Highlights

For the second consecutive year, Bradesco was elected the Best Stock Funds Manager according to Guia Exame-FGV.

Bram – Bradesco Asset Management, company which manages Bradesco Investment Funds, was elected the best Stock Funds manager by Guia Exame de Investimentos Pessoais 2007 (September/2007), based on detailed analysis of the Finance Study Center of Fundação Getulio Vargas.

Bradesco is Top Fund Management by ValorInveste

Bradesco is a complete bank always seeking best results. Bearing witness to that, BRAM – Bradesco Asset Management, company managing Bradesco Investment Funds, conquered in May 2007 the award Top Gestão de Fundos 2007 in the Mixed Income category, granted by ValorInveste in partnership with Standard & Poor’s.

Bradesco is pointed out in the GazetaInveste managers ranking

BRAM – Bradesco Asset Management, company managing Bradesco Investment Funds, received the Best Manager award in three of six categories analyzed – Fixed Income, Variable Income and Exchange – in the ranking published by GazetaInveste magazine in partnership with the consulting company Austin Rating (March/2007). In this same ranking, Bradesco was also the institution presenting the highest number of 5-diamond funds.

Bradesco is the second Best Bank to Invest in 2007

Bradesco was elected the second Best Bank for you to invest, according to an annual survey carried out by Você S/A magazine (December/2007) and by the Finance Study Center of Fundação Getulio Vargas. BRAM – Bradesco Asset Management had a fierce competition for the 1st place, and had only 0.27 percentage point less than the winner.

Assets under Management

Best Variable Income Fund Manager 2007

For the second time, the Executive Superintendent of Variable Income of BRAM – Bradesco Asset Management, Herculano Anibal Alves, was elected the Best Variable Income Fund Manager by Investidor Institucional magazine (December/2007).

Stockholders’ Equity

	R$ million

	2006		2007

	September	December	September	December

Investment Funds	127,572	135,837	153,439	157,383
Managed Portfolios	7,337	6,938	7,646	12,597
Third-party Fund Quotas	5,313	4,333	6,502	7,506
Total	140,222	147,108	167,587	177,486

Asset Distribution

	R$ million

	2006		2007

	September	December	September	December

Investment Funds – Fixed Income	123,645	130,609	141,871	143,214
Investment Funds – Variable Income	3,927	5,228	11,568	14,169
Investment Funds – Third-Party Funds	5,269	4,068	5,670	6,580
Total	132,841	139,905	159,109	163,963
Managed Portfolio – Fixed Income	5,246	4,265	4,387	4,952
Managed Portfolio – Variable Income	2,091	2,673	3,259	7,645
Managed Portfolios – Third-Party Funds	44	265	832	926
Total	7,381	7,203	8,478	13,523
Total Fixed Income	128,891	134,874	146,258	148,166
Total Variable Income	6,018	7,901	14,827	21,814
Total Third-Party Funds	5,313	4,333	6,502	7,506
Overall Total	140,222	147,108	167,587	177,486

Total Assets under Management according to Anbid’s Global Ranking – R$ million (*)

(*) Considering third-party fund quotas.

Number of Funds, Portfolios and Quotaholders

	December 2006		September 2007		December 2007

	Number	Quotaholders	Number	Quotaholders	Number	Quotaholders

Investment Funds	563	3,333,002	625	3,317,969	666	3,312,565
Managed Portfolios	104	449	108	516	121	540
Total	667	3,333,451	733	3,318,485	787	3,313,105

4- Operating Companies

Grupo Bradesco de Seguros e Previdência

Insurance Companies (Consolidated)

Consolidated Balance Sheet (*)

	R$ million

	2006		2007

	September	December	September	December

Assets
Current and Long-Term Assets	56,044	59,267	68,889	72,215
Securities	52,445	55,297	64,618	67,718
Insurance Premiums Receivable	1,144	1,232	1,289	1,225
Other Receivables	2,455	2,738	2,982	3,272
Permanent Assets	1,154	1,291	1,107	1,103
Total	57,198	60,558	69,996	73,318

Liabilities
Current and Long-Term Liabilities	50,386	53,249	61,038	64,647
Tax, Civil and Labor Contingencies	1,555	1,629	1,724	1,710
Payables on Operations of Insurance, Private Pension Plans and
Certificated Savings Plans	436	440	496	468
Other Liabilities	2,676	2,438	3,499	3,943
Technical Provisions for Insurance	4,272	4,397	5,496	5,492
Technical Provisions for Life and Private Pension Plans	39,166	42,038	47,405	50,543
Technical Provisions for Certificated Savings Plans	2,281	2,307	2,418	2,491
Minority Interest	60	59	73	24
Stockholders’ Equity	6,752	7,250	8,885	8,647
Total	57,198	60,558	69,996	73,318

Consolidated Statement of Income (*)

	R$ million

	2006			2007

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Premiums Written of Insurance, Private
Pension Plan Contribution and Certificated
Savings Plan Revenues	4,714	5,662	19,022	5,448	6,175	21,479

Premiums Earned of Insurance, Private
Pension Plan Contribution and
Certificated Savings Plan Revenues	2,906	3,058	11,909	3,064	3,038	12,240
Financial Result of the Operations	553	851	2,894	681	758	2,981
Sundry Operating Revenues	157	245	641	200	248	861
Retained Claims	(1,490)	(1,653)	(6,128)	(1,488)	(1,595)	(6,014)
Draws/Benefits and Redemptions	(831)	(792)	(3,490)	(854)	(843)	(3,576)
Selling Expenses	(261)	(269)	(1,032)	(274)	(287)	(1,085)
General and Administrative Expenses	(255)	(277)	(1,025)	(301)	(305)	(1,120)
Other Operating Expenses	(2)	(27)	(167)	42	(57)	(86)
Tax Expenses	(36)	(58)	(193)	(51)	(25)	(180)
Additional Provision Health	–	(386)	(630)	(239)	(166)	(855)
Operating Income	741	692	2,779	780	766	3,166
Equity Result	82	50	176	51	29	221
Non-operating Income	(9)	(42)	59	(2)	67	72
IR/CS and Minority Interest	(264)	(132)	(855)	(281)	(280)	(1,104)
Net Income	550	568	2,159	548	582	2,355
(*) Information prepared in accordance with the accounting policies established by CNSP, Susep and ANS.

Performance Ratios – in percentage

	2006			2007

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Claims Ratio (1)	77.8	81.5	79.1	73.8	75.7	75.4
Selling Ratio (2)	11.3	11.0	11.2	11.4	11.2	11.4
Administrative Expense Ratio (3)	5.4	4.9	5.4	5.5	5.1	5.3
Combined Ratio (4)	88.9	86.7	92.1	92.6	93.1	95.3

N.B.:	For calculation purposes, the expanded ratio would be 86.0%, if we exclude the exceeding provision in Health Insurance in 2007.
(1) Retained Claims/Earned Premiums.
(2) Selling Expenses/Net Premium Written.
(3) Administrative Expenses/Net Premiums Written.
(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/ Net Premiums Written.

Insurance Premiums – Market Share (%)

According to information published by Susep and ANS, up to November 2007, in the insurance segment, Bradesco collected R$15.8 billion in premiums and maintained its leadership in the ranking with a 25.5% market share. The insurance sector obtained a total of R$61.8 billion in premiums in the same period.

Increase in Technical Provisions for Insurance – R$ million

The exhibits presenting the technical provisions of Bradesco Vida e Previdência and Bradesco Capitalização are presented in the section specifically related to these companies.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line – R$ million

	2006			2007

Insurance Line	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Health	955	999	3,807	1,045	1,096	4,162
Auto/RCF	517	523	2,078	536	464	2,017
Life/AP/VGBL	346	364	1,334	329	469	1,339
Basic Lines	88	114	371	111	108	440
Other Lines	57	57	251	51	45	230
Total	1,963	2,057	7,841	2,072	2,182	8,188
N.B.: As of 4Q07, we do not consider premiums related to Indiana Seguros S.A., whose interest sale was approved by Susep – Superintendence of Private Insurance on December 12, 2007.

In 2007, there was an increase of 4.4% in premiums earned in the insurance segment, if compared to 2006.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line (%)

Retained Claims by Insurance Line – R$ million

	2006			2007

Insurance Line	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Health	800	939	3,315	872	981	3,475
Auto/RCF	383	375	1,528	375	322	1,459
Life/AP/VGBL	246	249	944	188	228	802
Basic Lines	47	67	212	52	77	245
Other Lines	51	47	204	42	43	195
Total	1,527	1,677	6,203	1,529	1,651	6,176

Claims Ratio by Insurance Line (%)

Selling Expenses by Insurance Line – R$ million

	2006			2007

Insurance Line	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Health	28	29	110	36	39	137
Auto/RCF	94	98	380	101	90	386
Life /AP/VGBL	80	77	312	81	95	327
Basic Lines	19	23	74	19	21	85
Other Lines	1	–	2	–	–	–
Total	222	227	878	237	245	935

Selling Ratios by Insurance Line (%)

Number of Insured – in thousands

N.B.: As of 4Q07, we do not consider insured related to Indiana Seguros S.A., whose interest sale was approved by Susep – Superintendence of Private Insurance on December 12, 2007.

In 2007, there was an increase of 39.8% in the client base compared to the same period of 2006.

Operational Risk

Grupo Bradesco de Seguros e Previdência, integrating Bradesco Organization, in permanent commitment to comply with the laws and regulations, has adapted its processes and activities, by means of the utilization of methodologies and resources aligned with the best market practices, mainly those related to risk management.

Within this aspect, in order to comply with the guidelines established by the New Capital Basel Accord (Basel II), provisions of the monetary authority, and alignment to future definitions related to Solvability II, we carried out the survey and analysis of the events related to operating risk, enabling the improvement in the management and knowledge of losses and their causes. The disseminations of the operating risk management culture on several levels, the disclosure of corporate policies and establishment of ongoing monitoring procedure of exposure levels are inserted in this context.

Awards/Recognition

1 – Bradesco Seguros e Previdência was elected the most remembered company and the preferred one in the “Insurance Company” category by the research Marcas de Quem Decide (Brands of People Who Decide), conducted by QualiData Institute in partnership with Jornal do Comércio do Rio Grande do Sul. In its ninth edition, the survey was carried out with businessmen and self-employed professionals of Rio Grande do Sul, and encompassed 100 categories of products, services and companies.

2 – Bradesco Seguros e Previdência received the Segurador Brasil 2007 award, in the “Best Global Performance” category. The award was promoted by Segurador Brasil magazine and its purpose is to acknowledge leadership, performance and achievements of companies of the sector in the previous year, in addition to showing a scenario involving the importance of companies and entities in the implementation and in the development of concepts, products and services for the Brazilian insurance market.

3 – Bradesco Seguros e Previdência received the As Melhores Seguradoras do Brasil award, for being appointed as the “Largest Insurance Group in Brazil by Awards Earned, Net Income, Stockholders’ Equity and Total Assets”. Fundação Getulio Vargas (FGV) award, by means of Conjuntura Econômica magazine, issued by the Brazilian Institute of Economy (IBRE), of FGV, considered the companies’ economic and financial performance in 2006.

4 – For the sixth consecutive year, Bradesco Seguros e Previdência conquered in 2007 the Folha Top of Mind award, promoted by Datafolha Institute, as the most remembered company by consumers in the “Insurance” category. The award is granted once a year to the most remembered brands among consumers based on survey with thousands of people throughout the country and is considered the most important of its kind in Brazil.

Sponsorships

1 – Bradesco Seguros e Previdência was one of the sponsors of the III Seminário de Petróleo e Gás(Third Oil and Gas Seminar), promoted by the Brazilian Institute of Economy – IBRE and Conjuntura Econômica magazine, of Fundação Getulio Vargas, on March 20, 2007, at the Stock Exchange Auditorium, in Rio de Janeiro. The event gathered approximately 250 professionals, among officers and executives of the Oil and Gas sector.

2 – Bradesco Seguros e Previdência was one of the major supporting companies of the campaign “Vote Cristo. Ele é uma Maravilha” (Vote Christ.He’s a Wonder), which had the purpose of electing the Christ Redeemer as one of the seven new wonders in an international election, promoted by the Swiss institution New 7 Wonders Foundation, which aims at protecting and disclosing the humanity’s heritage.

3 – Bradesco Seguros e Previdência promoted, on May 20 and December 16, two phases of the circuit “Race and Walk for Longevity”, in Rio de Janeiro and Florianópolis, respectively. The initiative intends to arouse interest for the theme and stimulate people to increase their quality of life by practicing physical exercises.

4 – Since August 2007, Bradesco Seguros e Previdência participates in the “Second Life”. The brand is displayed through the placement of two advertising panels on the streets of “Brazil Island I” and “Brazil Island II” communities with the purpose of increasing the brand’s visibility in this virtual environment which is increasingly attracting supporters in Brazil. “Second Life” is a real life simulator in a totally three-dimensional(3D) virtual world, having as purpose to encourage every participant to find a way of survival and to learn to develop profitable activities, which will interfere directly in their purchasing power within this virtual environment.

5 – Bradesco Seguros e Previdência is the leading company in the ranking of Valor 1000 Yearbook, of Valor Econômico newspaper, in the “General Insurance Lines” category. The newspaper, which publishes the one thousand largest companies of the country in different sectors of the economy, assesses companies according to sustainable growth, net income and social involvement, among other criteria.

6 – In September, Bradesco Seguros e Previdência Ombudsman Area completed 4 years of operations. To celebrate, it launched the second edition of Ombudsman Excellent Service Award.Employees can describe the service rendered to insured or brokers with quality and efficiency, without the participation of Ombudsman, through a form.

7 – Bradesco de Seguros e Previdência was one of the sponsors of the XV Brazilian Congress of Insurance Brokers, which occurred between October 11 and 13, in the Convention Center, in Vitória (state of Espírito Santo). The event, promoted by Fenacor (Brazilian Federation of Brokers), comprised approximately two thousand insurance brokers in order to discuss on the current situation of the market and its trends.Grupo Bradesco was in the event to disclose its products and interact with brokers.

8 – Bradesco Seguros e Previdência sponsored the “IX Best Companies to Work for Meeting”, in the American Chamber of Commerce (Amcham), in São Paulo, on October 25. The event had the participation of executives of the Insurance Company and companies classified by Guia Exame – Você S/A as “The Best Companies to Work for 2007”.

9 – Bradesco Seguros e Previdência sponsored the Race and Walk against the Breast Cancer of IBCC,which took place on November 4, in São Paulo. The initiative of the “Breast Cancer in the Fashion Target” campaign tried to stimulate people to take part in the event and thus promote the awareness on care with the women’s health and the importance in the early detection of the disease diagnosis. IBCC brought doctors to lecture about breast, gynecologic and skin cancer.

Bradesco Saúde

Health Insurance Premiums – Market Share (%)

Source: ANS

Net Premiums Written – R$ million

	2006			2007

Insurance Lines	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Corporate Plan	739	782	2,937	805	851	3,224
Individual Plan	246	251	981	260	260	1,022
Total	985	1,033	3,918	1,065	1,111	4,246

Growth in Technical Provisions for Health – R$ million

Number of Insured of the Health Insurance Lines – in thousands

When comparing December 2007 to the same period of 2006, Bradesco Saúde maintained its noteworthy market position (source: ANS). Brazilian companies are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At the end of 2007, Bradesco Saúde has more than 2.8 million customers, of which almost 2.6 million pertain to the corporate segment.

More than 18 thousand companies in Brazil have acquired Bradesco Saúde insurance products. Out of Brazil’s 100 largest companies in terms of revenues, 38 are Bradesco’s insurance clients (source: Exame magazine’s Melhores e Maiores de Agosto de 2007 –Best and Biggest List, August 2007).

The large market share of corporate insurance in Bradesco Saúde’s total portfolio (90.6% in December 2007) confirms the insurance company’s high level of expertise and personalization in the corporate insurance services, a distinct advantage in the Supplementary Health Insurance market.

Awards/Recognition

1 – Bradesco Saúde was elected the best company in the “Health Insurance” category and featured among the ten best companies in the survey The Top 100 Best HR Suppliers in Brazil, promoted by Gestão & RH Editora. The survey was conducted among Human Resources managers of the “one thousand largest and best companies to work for”, according to Exame magazine.

2 – Bradesco Saúde received the Gaivota de Ouro trophy for “Excellence in Health Portfolio”.Promoted by Seguro Total magazine, the award aims at recognizing the companies, products, services, innovative actions and people who contributed to the growth and strengthening of the insurance market.

3 – Bradesco Saúde won the award The Companies that Most Respect Consumer in Brazil 2007, promoted by Consumidor Moderno magazine, with research and methodology of TNS/Interscience, in the “Health” line.The survey carried out in the main cities of Brazil assessed criteria such as service, quality of products and social responsibility, among others.

4 – Bradesco Saúde won the 10th Top of Mind – HR Suppliers, in the “Health Insurance” category. The award is promoted by Profissional e Negócios magazine.

Highlights

1 – Bradesco Saúde was one of the sponsors of the Supplementary Health Forum, promoted by Sincor–SP, on June 14, at Hotel Maksoud Plaza, in São Paulo. Debates and lectures on important issues, such as available products, individual plans, plans for small and medium-sized companies and opportunities for brokers were carried out.

2 – Bradesco Saúde is once again the leading company in the ranking of Valor 1000 yearbook of Valor Econômico newspaper, in the “Health Insurance Line” category. The newspaper, which publishes the one thousand largest companies of the country in different sectors of the economy, assesses companies as for sustainable growth, net income and social involvement, among other criteria.

3 – Bradesco Saúde was pointed out for the second consecutive year as “First Quality Benefit” in the “Health Insurance” category, in the special edition of Guia Você S/A Exame – The 150 Best Companies to Work For. In this year’s edition, the research, based on studies of Fundação Instituto de Administração da Universidade de São Paulo (FIA), was conducted with the employees of the companies.

4 – Bradesco Saúde was one of the sponsors of the event celebrating the 70 years of INCA (Brazilian Institute of Cancer), which was carried out on December 18, in Rio de Janeiro. Since the institution is part of the Ministry of Health, it is responsible for creating and ensuring the implementation of actions to control cancer in Brazil.

Bradesco Auto/RE

Insurance Premiums of Auto/RE – Market Share (%)

Source: Susep

Growth in Technical Provisions of Auto/RE – R$ million

N.B.1: In 2004, the Auto/RE portfolio of Bradesco Seguros was merged.
N.B.2: as of 4Q07, we do not consider the technical provisions related to Indiana Seguros S.A., whose interest sale was approved by Susep – Superintendence of Private Insurance on December 12, 2007.

Net Premiums Written – R$ million

	2006			2007

Insurance Lines	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Auto/RE	765	774	2,916	912	653	2,862
N.B.: as of 4Q07, we do not consider the premiums related to Indiana Seguros S.A., whose interest sale was approved by Susep – Superintendence of Private Insurance on December 12, 2007.

Number of Auto/RE Insured – in thousands

N.B.: as of 4Q07, we do not consider the premiums related to Indiana Seguros S.A., whose interest sale was approved by Susep – Superintendence of Private Insurance on December 12, 2007.

Grupo Bradesco maintained an outstanding position among the main insurance companies in the Brazilian Basic Line (RE) Insurance Market, with an 8.1% share of total market sales in November 2007 in this area.

The improvement of investors’ trust in the solidity of the Brazilian economy and the consistent increase in the internal consumption reaffirm the scenario of increasing internal and external investments. In addition, the intention of the Government to improve the infrastructure (by means of Public and Private Partnerships – PPPs) and investments for the enlargement of the settled industrial park are an excellent source of new businesses in the Great Risks area.

In Lines related to Equity Insurances, Bradesco Auto/RE has updated the insurance programs of its main clients, by means of partnerships with brokers specialized in the segment and closeness to Bradesco Corporate and Bradesco Empresas. The fact that the oil industry had an outstanding performance and the civil construction had picked up stream has also contributed to the growth of Bradesco Auto/RE in this segment.

In the insurance of Aeronautic products and Sea Hull, the exchange with managers of Bradesco Corporate and Empresas has been largely used, taking advantage of the market increase in the sales of new aircraft, as well as in the sea segment, of naval constructions.

The Transportation segment is still the main focus, with material investments to improve new businesses, specially, among others, the qualification of Managers of Transportation Products, which will be established in the main Brazilian economic centers, and the creation of Bradesco Cargo System, a complete Transports Insurance Management System in the Internet.

In the mass market insurance segment of Basic Lines, whose products are designed to individuals, self-employed professionals and SMEs, the launch of new products and continuous improvement of processes and systems has contributed to the growth of the client base, mainly in the residential and equity insurances, such as Bradesco Seguro Residencial and Bradesco Seguro Empresarial. We also highlight the new insurance line destined to support machinery and equipment that operate in expansion activities, such as agriculture, civil construction and industries: Bradesco Seguro Equipamentos, Bradesco Seguro Benfeitorias, Bradesco Seguro Penhor Rural Público and Bradesco Seguro Penhor Rural Privado. These products gained more competitiveness and a new issue process, enabling a faster quoting process and a better use of business opportunities.

In the Auto/RCF Lines, despite the strong competition, the Insurance Company has increased its client base, mainly due to the current products improvement and to the creation of products for specific publics, such as Bradesco Seguro Exclusivo Cliente Bradesco, for Banco Bradesco’s account holders, Auto Mulher, for the female public, and Auto Corretor, for insurance brokers. One of the positive factors is the maintenance perspective of the growth in sales of new vehicles, which contributes to increase the insurance production of this line.

Bradesco Group’s market share of the Auto/RCF portfolio, up to November 2007, was 15.2% .

Awards/Recognition

1 – Bradesco Auto/RE Companhia de Seguros received the Segurador Brasil 2007 award, in the “Best Performance in Residential Risks” category.The award is promoted by Segurador Brasil magazine and its purpose is to acknowledge the leadership, performance and achievements of the companies of the sector in 2006, in addition to showing a scenario involving the importance of companies and entities in the implementation and development of concepts, products and services for the Brazilian insurance market.

2 – Bradesco Auto/RE Companhia de Seguros received the Top de Marketing ADVB 2007 award.The Brazilian Association of Sales and Marketing Managers (ADVB) granted this award due to“Bradesco Seguro Auto Mulher – Um Produto Exclusivo e Diferenciado Para o Público Feminino”(an exclusive and special product for the female public) case. The award aims at recognizing organizations which stimulate the creation and permanence of its products, services or brands by means of innovative and consistent marketing strategies.

3 – Bradesco Auto/RE Companhia de Seguros received the Gaivota de Ouro trophy for “Excellence in Auto Portfolio”. Promoted by Seguro Total magazine, the award aims at recognizing the companies, products, services, innovative actions and people who contributed to the growth and strengthening of the insurance market.

Highlights

1 – Bradesco Auto/RE Companhia de Seguros entered into an agreement of operational risk insurance with four companies of AES Group.The policy covers AES Eletropaulo, AES Tietê, AES Minas PCH and AES Uruguaiana equipment for property damage. AES Eletropaulo, Latin America’s largest supplying company and responsible for the supply of electric power to more than 5 million customers in the city of São Paulo and metropolitan region, also provides services to transformers and mobile substations. The policy also covers the machinery of the hydroelectric power plant of AES Tietê in the state of São Paulo and the thermoelectric power plant of AES Uruguaiana, in the state of Rio Grande do Sul, in addition to small hydroelectric centers (PCH) of AES Minas.

2 – In September, Bradesco Auto/RE Companhia de Seguros inaugurated its second Bradesco Auto Center (BAC). After the center inaugurated in Porto Alegre last February, São Paulo can benefit from a modern auto center, totally wireless.In case of car accident, BAC provides a reserve car, car inspection, installation of antitheft equipment and glass repair or change. The insured of Bradesco Seguro Auto and all the other types of Bradesco insurance, except trucks, are provided with these services.

3 – Bradesco Auto/RE Companhia de Seguros promoted on November 13, in São Paulo, the “Risk Forum – Bradesco Auto/RE”. The pioneering initiative aimed at stimulating the discussion about mankind’s actions in the environment, evidenced by the global warming, the violence and degradation of the main urban centers and the lingering lack of habitation in many Brazilian regions, among other issues. The meeting targeted professionals from several economy sectors.

4 – Bradesco Auto/RE Companhia de Seguros entered into an agreement for the construction and installation of the Floating Unit of Production, Storage and Transhipment (FPSO) of Campo de Frade, controlled by Chevron Brasil Ltda.The agreement enabled the Company to rank first in the special risks insurance ranking, which comprises oil, satellites and nuclear risks.The floating structure of Chevron, Petrobras and Frade Japão is planned to start its operations at the beginning of 2009 in Bacia de Campos, north of Rio de Janeiro.

5 – Bradesco Auto/RE Companhia de Seguros entered into an insurance agreement with Linave, a navigation company operating in the Amazon basin. The agreement sets forth the coverage of civil responsibility of ship-owner for load transportation.

6 – Bradesco Auto/RE Companhia de Seguros entered into a agreement with Concer. The concessionaire manages a 180 km extension of BR-040 Highway, which connects Rio de Janeiro to Juiz de Fora (state of Minas Gerais). The agreement sets forth the coverage for material damages, engineering risks and revenue loss which may occur.

Bradesco Vida e Previdência

Income from Private Pension Plans and VGBL – Market Share (%)

Source: Susep

Up to December 2007, total income from private pension plans totaled R$10.643 billion.

People Insurance Premiums (Life and Personal Accidents) – Market Share (%)

Source: Susep

Up to December 2007, total income from net premiums issued amounted to R$1.660 billion.

Growth in Technical Provisions – R$ million

Total technical provisions of Bradesco Vida e Previdência in December 2007 was R$50.5 billion. That amount was comprised of R$24.5 billion for VGBL, R$23.9 billion for supplementary private pension plans, R$2.1 billion for life and personal accident and other lines.

Private Pension Plans and VGBL Investment Portfolios – Market Share (%)

Source: Fenaprevi

In December 2007, the Private Pension Plans and VGBL Investment Portfolio reached R$51.9 billion, and the Life and Personal Accidents Investment Portfolio reached R$2.4 billion, totaling R$54.3 billion.

Increase in Number of Participants – in thousands

Increase in Life Insurance and Personal Accidents Insured – in thousands

Thanks to its solid structure, innovative product policy and trusted market standing, Bradesco Vida e Previdência maintained its leadership of both markets in which it operates, with a 37.6% share of income from private pension plans and VGBL and a 15.8% share of personal insurance premiums. Bradesco is also sole leader in VGBL plans, with a 41.3% share, and a 26.3% share in PGBL (sources: Fenaprevi – Data accumulated up to November 2007).

The number of Bradesco Vida e Previdência clients reached a growth of 51.0% in December 2007 compared to December 2006, surpassing the record of 1.9 million private pension plans and VGBL participants and 14.8 million life insurance and personal accident insured. This significant increase was prompted by the strength of the Bradesco Brand name and by the use of appropriate management and sales policies.

Technical provisions totaled R$50.5 billion in December 2007, an increase of 20.2% when compared to December 2006. In November 2007, the Portfolio of Investments in Private Pensions Plans and VGBL totaled R$50.4 billion, comprising 41.0% of all market resources.

Awards/Recognition

The quality of services rendered by Bradesco Vida e Previdência was recognized with the achievement of the following awards:

1 – Bradesco Vida e Previdência conquered the “Fixed Income Fund and Fixed Income with Credit Award”, from Gazeta Mercantil with the fund “Bradesco Master II Previdência FI Renda Fixa”. The fund received the maximum grade of “five diamonds” in a ranking prepared by Austin Rating for the newspaper.

2 – Bradesco Vida e Previdência is pointed out as the Best company in the Life and Private Pension Plan segment in 4 items: largest company in net income; largest company in insurance and/or private pension plans income; largest in net premiums; highest profitability on equity. It was published in Valor Financeiro magazine, which analyzed publicly-held entities of private pension plans, insurance companies operating in the private pension plans segment and insurance companies mainly operating in People line.

3 – Bradesco Vida e Previdência conquered the “Best Private Pension Plan” award. Balanço Financeiro 2007 magazine, edited by Gazeta Mercantil, granted the awards to financial institutions which best performed in 13 segments, according to a ranking prepared by the consulting company Austin Rating.

4 – Bradesco Vida e Previdência, for the 5th consecutive year, was considered the largest insurance company by premiums in Brazil. The award was granted by Exame Melhores e Maiores magazine.All companies awarded were chosen by Exame based on information obtained from their accounting statements published in the Official Gazette of the States.

5 – Bradesco Vida e Previdência was pointed out as the largest company of Life and Private Pension Plans, according to Valor 1000 magazine, from Valor Econômico newspaper. The analysis was carried out among 1000 companies with the highest income in 2006.

6 – Bradesco Vida e Previdência was elected for the second consecutive year as Benefício de Primeira by the 150 Best Companies to Work for of Guia Você S/A – Exame. When analyzing benefits offered by the best companies to work for, Bradesco Vida e Previdência was the outstanding company, since it provides Private Pension Plans for most of them.

Bradesco Capitalização

Bradesco Capitalização’s outstanding position in the certificated savings plans market is the result of its transparent operating policy, which is focused on adjusting its products to meet the potential consumer demand.

Regionally, Bradesco Capitalização is a leading company in two Brazilian states, according to the latest figures for October 2007 published by Susep. The company’s market share was 29.4% in Amazonas and 27.2% in São Paulo.

Aiming at offering the bond that best suits its clients’ different profiles and budgets, a number of products were developed, which vary in accordance with the type of payment (single or monthly), contribution term, regularity of draws and related prize amounts. That phase was characterized mainly by the closeness to the public, by means of the consolidation of Pé Quente Bradesco family products.

Continuing with the consolidation process of traditional products, in November 2007, the Product Premium Cash was launched through Partnership between Bradesco Capitalização and American Express.

The new product of monthly payment brings as attraction the flexibility of the monthly payments from R$30.00 to R$300.00, in multiples of R$10.00, and offers several chances of weekly, monthly, quarterly and annual draws. The Commercialization Channel will be exclusively opened by means of Active and Receptive Telemarketing of American Express.

We also point out the important performance of social-environmental products, such as Pé Quente Bradesco SOS Mata Atlântica, which, in addition to enabling the formation of a financial reserve, contributes to reforestation projects of Fundação SOS Mata Atlântica, as well as Pé Quente Bradesco GP Ayrton Senna, whose great competitive advantage is the destination of a percentage of the amount collected with bonds to social projects of Instituto Ayrton Senna and Fashion Targets Breast Cancer. Upon acquiring this last product, the client contributes to the development of projects for prevention, early diagnosis and treatment of cancer in Brazil, since part of the amount collected is given to IBCC – Brazilian Institute of Cancer Control.

Rating

Standard & Poor’s increased from “brAA+/Positive” to “brAAA/Stable” the rating of Bradesco Capitalização, which is the only company of the certificated savings plans segment with this rating. The solid financial and equity protection standard that Bradesco Capitalização ensures to its clients contributed to the result.

Quality Management System

Bradesco Capitalização S.A. was the first private certificated savings plans company in Brazil to receive ISO 9002 Certification. In 2007, it maintained its quality management system, in the ISO 9001:2000 version within the scope of “Bradesco Certificated Savings Plans Management”. This certificate granted by Fundação Vanzolini shows the quality of its internal processes and confirms the principle which is the origin of Bradesco Certificated Savings Plans: good products, good services and permanent evolution.

Income from Certificated Savings Plans – Market Share (%)

Source: Susep

Technical Provisions for Certificated Savings Plans – Market Share (%)

Source: Susep

Growth in Technical Provisions for Certificated Savings Plans – R$ million

Due to the growing strengthening of the Technical Provisions volume, Bradesco Capitalização reached the amount of R$2.5 billion in December 2007, and, according to October 2007 data released by Susep, it holds 21.1% of the total volume of Technical Provisions in the market.

All these results convey safety and reaffirm the financial solidity and the ability to honor the commitments assumed with clients.

Number of Clients of Certificated Savings Plans – in thousands

As a result of a policy of building customer loyalty, focused on the quality of the customer service and on the offer of innovative products, Bradesco Capitalização ended 4Q07 amounting to 2.3 million clients.

Outstanding Traditional Certificated Savings Plans – in thousands

Outstanding Certificated Savings Plans With Transfer of Draw Participation Rights – in thousands

Outstanding Certificated Savings Plans – in thousands

The outstanding certificated savings plans portfolio increased from 14.2 million in December 2006 to 14.3 million in December 2007. Out of this total, 68.6% comprise bonds with “Transfer of Draw Participation Rights” modality, including: Bradesco Cartões, Bradesco Vida e Previdência, Bradesco Auto/RE etc. Considering that the purpose of this type of certificated savings plans is to add value to partners’ products or even to provide incentives for customer due payments, these bonds are sold with reduced terms and grace periods and at a lower unit purchase price.

Awards/Acknowledgment

1 – Bradesco Capitalização received the “Top of Quality – 2007” award from the Ordem dos Parlamentares do Brasil (OPB), an institute with a 30-year tradition. The award was created by OPB to acknowledge, distinguish and reward the work of companies that contribute to the country’s social-economic development.

2 – Bradesco Capitalização received the “Troféu Desbravadores” (Pathfinders Trophy), for the Company’s pioneering nature, and the “Troféu Segurador Ambiental” (Environmental Insurer Trophy), for its actions in the preservation of the environment with the certificated savings plan Pé Quente Bradesco SOS Mata Atlântica, at the ceremony of the Prêmio Segurador Brasil 2007. The award, promoted by Segurador Brasil magazine, aims at acknowledging the leadership, performance and achievements of the companies of the sector in the previous year, in addition to showing a scenario involving the importance of companies and entities in the implementation and development of concepts, products and services for the Brazilian insurance market.

3 – Bradesco Capitalização received the Balanço Financeiro award, as the best company in the “Certificated Savings Plans” category. The award, promoted by Gazeta Mercantil newspaper based on study of Consultoria Austin Rating, considers the growth, performance and results obtained in 2006.

4 – Bradesco Capitalização received the Top Social 2007 award of the Brazilian Association of Sales and Marketing Managers (ADVB – SP). The case awarded was Pé Quente Bradesco o Câncer de Mama no Alvo da Moda (Breast Cancer in the Fashion Target). This award is one of the most important in the sector and intends to evaluate and point out socially responsible actions.

5 – Bradesco Capitalização was awarded with the Anabel Environmental Responsibility award, granted by the Personal Hygiene and Cosmetics Products National Trade Association (Anabel) due to the partnerships maintained with Fundação SOS Mata Atlântica, Instituto Ayrton Senna and Brazilian Institute of Cancer Control. The award has as purpose to stimulate commercial businesses and companies to worry about social and environmental causes.

6 – Bradesco Capitalização was the winner of the 2007 edition of Brazil of Environment award, in the category “Best Social Communication in Environment Action”, with “Pé Quente Bradesco SOS Mata Atlântica’. Promoted by Editora JB, the award promotes the great initiatives towards the Environment of the country and aims to strengthen the discussions about environmental issues, sustainable development and social responsibility.

7 – Bradesco Capitalização won the 2007 Marketing Best award, granted by Editora Referência, for the case “Innovative certificated savings plans with a social-environmental profile push the businesses of Bradesco Capitalização”. The award pays homage to the cases/companies that were outstanding in the planning and execution of marketing strategies.

Banco Finasa

Consolidated Balance Sheet

	R$ million

	2006		2007

	September	December	September	December

Assets
Current and Long-Term Assets	18,479	19,492	24,376	29,867
Funds Available	13	1	3	1
Interbank Investments	277	466	537	3,580
Securities and Derivative Financial Instruments	63	78	173	189
Interbank Accounts	34	–	34	4
Loan and Leasing Operations	17,533	18,455	22,832	25,022
Allowance for Doubtful Accounts	(863)	(986)	(1,190)	(1,260)
Other Receivables and Other Assets	1,422	1,478	1,987	2,331
Permanent Assets	1,739	1,770	1,976	2,057
Total	20,218	21,262	26,352	31,924

Liabilities
Current and Long-Term Liabilities	19,191	20,177	24,926	30,420
Demand, Time and Interbank Deposits	18,788	19,753	24,207	29,472
Borrowings and Onlendings	3	2	1	1
Derivative Financial Instruments	4	2	1	–
Other Liabilities	396	420	717	947
Future Taxable Income	26	22	18	18
Stockholders’ Equity	1,001	1,063	1,408	1,486
Total	20,218	21,262	26,352	31,924

Consolidated Statement of Income

	R$ million

	2006			2007

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Income from Financial Intermediation	1,378	1,424	5,328	1,720	1,928	6,698
Financial Intermediation Expenses	(809)	(844)	(3,135)	(1,020)	(1,195)	(3,978)
Net Interest Income	569	580	2,193	700	733	2,720
Allowance for Doubtful Accounts Expenses	(256)	(289)	(1,014)	(322)	(324)	(1,230)
Gross Income from Financial
Intermediation	313	291	1,179	378	409	1,490
Other Operating Income/Expenses	(232)	(233)	(906)	(173)	(225)	(833)
Operating Income	81	58	273	205	184	657
Non-Operating Income	–	(4)	(5)	(4)	(19)	(28)
Income before Taxes and Contributions	81	54	268	201	165	629
Taxes and Contributions on Income	(13)	(3)	(30)	(45)	(12)	(94)
Net Income	68	51	238	156	153	535

Profile

Banco Finasa offers financing lines of direct loan to consumer for acquisition of passenger vehicles, transportation and other goods and services, in addition to leasing and personal loan operations.

Operating in a special way, by means of partnerships with stores and resale, Banco Finasa complements the distribution network of Bradesco Organization’s financing products.

Combined with Bradesco’s innate vocation for the granting of financing, the policy to enter into operational agreements with large car makers, auto and truck resale and implements, in addition to important retail chains, is consolidated.

For the new business prospect, Banco Finasa contracts the services of Finasa Promotora de Vendas, its wholly-owned subsidiary which, through its 375 branches established nationwide and a structure of business partners.

Operating Performance

At the end of 2007, the Bank amounted to R$25.022 billion in financing portfolio, leasing and personal loan, a growth of 35.7% over the same period in 2006, pointing out the leasing portfolio which grew by 210.1%, from R$1.344 billion to R$4.168 billion, as a result of the increase in granting of financing in this type. The production of new businesses increased, on average, from R$1.310 billion/month in 2006 to R$1.696 billion/ month in 2007, a growth of 29.5% .

The corporate result in 2007 was R$535 million, against R$238 million recorded in 2006, growth of 124.8%, ending 2007 with a Stockholders’ Equity of R$1.486 billion.

Banco Bradesco BBI

Balance Sheet (1)

	R$ thousand

	2006		2007

	September	December	September	December

Assets
Current and Long-Term Assets	1,612,964	1,680,664	2,244,179	1,607,369
Funds Available	2	2	4	20
Interbank Investments	898,664	966,528	537,529	537,631
Securities and Derivative Financial Instruments	564,904	563,409	1,541,129	896,930
Interdepartmental Accounts	175	475	137	292
Other Receivables and Other Assets	149,219	150,250	165,380	172,496
Permanent Assets	244,590	230,685	268,957	378,392
Total	1,857,554	1,911,349	2,513,136	1,985,761

Liabilities
Current and Long-Term Liabilities	670,215	705,994	1,183,069	559,322
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	581,609	599,863	1,015,592	242,819
Derivative Financial Instruments	–	–	57,752	123,458
Other Liabilities	88,606	106,131	109,725	193,045
Stockholders’ Equity	1,187,339	1,205,355	1,330,067	1,426,439
Total	1,857,554	1,911,349	2,513,136	1,985,761

(1)
The corporate name of Banco Bradesco BBI S.A. was approved at the Special Stockholders’ Meeting held on May 31, 2006, after the incorporation by Banco BEM S.A. of stocks issued by Bram – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários and Bradesco S.A. Corretora de Títulos e Valores Mobiliários.

Statement of Income (1)

	R$ thousand

	2006			2007

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Income from Financial Intermediation	50,293	46,424	203,927	53,543	47,291	167,445
Financial Intermediation Expenses	(19,818)	(18,265)	(78,791)	(19,145)	(19,672)	(50,572)
Gross Income from Financial
Intermediation	30,475	28,159	125,136	34,398	27,619	116,873
Other Operating Income/Expenses	4,536	10,937	41,812	22,830	46,098	88,627
Operating Income	35,011	39,096	166,948	57,228	73,717	205,500
Non-Operating Income	104	118	500	118	378	737
Income before Taxes and Contributions	35,115	39,214	167,448	57,346	74,095	206,237
Taxes and Contributions on Income	(9,809)	(8,666)	(38,525)	(14,831)	(19,760)	(44,327)
Adjusted Net Income (2)	25,306	30,548	128,923	42,515	54,335	161,910

(1)
The corporate name of Banco Bradesco BBI S.A. was approved at the Special Stockholders’ Meeting held on May 31, 2006, after the incorporation by Banco Bem S.A. of stocks issued by BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários and Bradesco S.A. Corretora de Títulos e Valores Mobiliários.

(2)	In 4Q07 and 2007, income was adjusted by the partial sale of our interest in BM&F, in the amount of R$91,840 thousand.

Bradesco BBI S.A. is the company responsible for the development of operations in the Variable Income, Fixed Income, Structured Operations, Mergers and Acquisitions, Project Financing and Treasury segments.

In 2007, BBI coordinated important variable and fixed income transactions, which amounted to R$25.4 billion. That volume represents 17.92% of the total amount of stocks issues, stocks deposit certificates, debentures and promissory notes recorded by the Brazilian Securities and Exchange Commission (CVM) in the same period.

Variable Income

We point out our participation as Lead Managers and joint bookrunner in the public offerings of stocks of Bolsa de Mercadorias & Futuros – BM&F S.A., in the amount of R$6.0 billion, and Helbor Empreendimentos S.A., in the amount of R$251.8 million. As joint bookrunner, we coordinate public offerings of Marfrig Frigoríficos e Comércio de Alimentos S.A., in the amount of R$1.0 billion, Multiplan Empreendimentos Imobiliários S.A., in the amount of R$924.5 million, Banco Panamericano S.A., in the amount of R$700.4 million, and Drogasil S.A., in the amount of R$392.7 million. As contracted coordinators, we highlight the operation of Bovespa Holding S.A., in the amount of R$6.6 billion, JBS S.A., in the amount of R$1.6 billion and LOG-IN Logística Intermodal S.A., in the amount of R$848.2 million.

Fixed Income

In the operations that involved issuance of fixed-income securities, BBI had an important market share in 2007, operating as “Lead Manager” in several operations, such as the public offering of debentures of Eletropaulo Metropolitana Eletricidade de S.Paulo S.A., in the amount of R$200.0 million, the offering of Ultrapar Participações S.A., first and second tranches, in the amount of R$675.0 million and R$214.0 million, respectively, in the issuances of debentures of Rossi Residencial S.A., in the amount of R$300.0 million and in the issuance of PDG Realty S.A. Empreendimentos e Participações, in the amount of R$250.0 million. In the condition of “Coordinator”, we highlight the issuance of debentures of BNDESPAR – BNDES Participações S.A., in the amount of R$1.3 billion, mostly distributed in retail investors, Via Oeste S.A., in the amount of R$650.0 million, Companhia Brasileira de Distribuição, in the amount of R$779.6 million and in the issuance of debentures of Cyrela Brazil Realty S.A., in the amount of R$500.0 million.

In addition to the local market, BBI also operates in the international capital markets, originating and structuring debt transactions (commercial papers, notes and bonds) for placement with foreign investors. We highlight CVRD’s bond in the total amount of US$3.8 billion, and the Minerva Overseas Ltd. bond, in the amount of US$150.0 million, with the subsequent reopening in a further US$50.0 million.

Structured Operations

BBI develops structures used to segregate credit risks, through securitization, using Special Purpose Entities (SPEs), Loan Grants with shared risk, Credit Right Investment Funds (FIDCs), Certificates of Real Estate Receivables (CRIs) and Medium – and Long-term Financing Structuring, structured based on receivables and/or other collaterals. Additionally, BBI structures pre-IPO financing and has an outstanding position in acquisition finance.

In structured operations we highlight the financings for the acquisition of Companhia Açucareira Vale do Rosário by Grupo Santa Elisa, in the amount of R$1.3 billion; Plaza Shopping Trust SPCO Ltda. by Brascan Shopping Centers Ltda.; Dipemar Revistas e Eventos by Fispal Feiras e Produtos Comerciais and for Glopalpak by ISP. We also participated as leading institution of FIDC CESP IV, Cesp – Companhia Energética de São Paulo, in the amount of R$1.3 billion, of FIDC Hiper, Supermercados G. Barbosa, in the amount of R$155.0 million and of the 3rd tranche of the 1st issuance of CRI of Aetatis Securitizadora S.A. (Prosperitas), in the amount of R$34.9 million.

Mergers and Acquisitions

BBI is also responsible for financial advisory services in mergers, acquisitions, spin-offs, joint ventures, corporate restructuring and privatization.

In 2007, we took part in the acquisition of Banco BMC S.A. by Bradesco S.A. and the sale of part of the stake held by Bradesco Organization at Serasa S.A.; we also advised B5 S.A. in the acquisition of Companhia Açucareira Vale do Rosário, Brascan Shopping Centers in the acquisition of Plaza Shopping Trust SPCO Ltda., Louis Dreyfus Commodities Bioenergia S.A. in the acquisition of the sugar and alcohol businesses of Grupo Tavares de Mello, CPM S.A. in the merger with Braxis Tecnologia da Informação S.A. and Odebrecht Investimentos em Infra-Estrutura Ltda., in the acquisition of Ecosama Empresa Concessionária de Saneamento de Mauá S.A.

Project Financing

BBI has a solid track record playing the role of financial advisor and structurer for several projects in the Project and Corporate Finance categories, always seeking the best financing solution for projects. It operates in the most important sectors of the economy and has an excellent relationship with several different promotion agencies, such as BNDES, BID and IFC.

This year, BBI operated as Financial Structurer and Advisor for important projects of different sectors of the economy, being successful in the obtainment of adequate financing solutions, such as: i) Foz do Chapecó Hydroelectric Power Plant, with capacity of 855 MW, with total financing of R$1.6 billion, in which BBI operated as Financial Structurer and Advisor; ii) PCH Terra Santa (27.4 MW) and PCH Pampeana (28 MW), where financings were made feasible in the amount of R$98.8 million and R$88.5 million, respectively; and iii) M&G Polímeros, implementation and operation project of PET plant, with financing of R$460 million, in which BBI was responsible for the long-term financing structuring, sindicalization and leadership in the negotiation process of the terms and conditions of the financing with the other banks.

BBI also participated in the joint advisement provided to Consórcio Madeira Energia, lead by Odebrecht and Furnas, in the bidding of Santo Antônio Hydroelectric Power Plant, with installed capacity of 3,150 MW, in which it was the winner; operation of BBI as financial advisor of Odebrecht in the Concession auction of the Public-Private Partnership (PPP) for the expansion of the sanitary sewage system of Rio das Ostras (RJ), in which the company was the winner in January 2007, and the obtainment, in November 2007, of the mandate of Financial Structurer and Advisor for LLX Logística, a holding company focused on port logistics projects, whose main scope is the obtainment of financings for the implementation of three port complexes in the Southeast region of the country.

Treasury

BBI’s Treasury operates in the following areas:

– Clients: present in local and foreign markets, the Treasury is able to distribute fixed income products in the primary market and, more strongly, in the secondary markets. The interest rates, currencies, commodities and loan derivatives are also part of a range of products offered to clients;

– Markets: performance in different markets, focusing on product pricing for customers; and

– Structuring: capacity of originating and developing tailor-made products for the different types of clients.

In 2007, BBI took part in the distribution of several new issuances, among which it is worth pointing out the BNDES operation, in which BBI executed a Market Maker agreement. BBI is negotiating with some other companies to act as a price maker of issuances in the secondary market. One of the purposes of these negotiations is to stimulate the domestic fixed income secondary market.

BBI’s treasury stands out due to price indexes derivative operations and in the domestic and foreign fixed income secondary market.

It is possible to notice in treasury operations for BBI’s Private Bank the increasing volume of structured notes operations.

Leasing Companies

On December 31, Bradesco Organization controlled the following leasing companies: Bradesco Leasing S.A. Arrendamento Mercantil, Zogbi Leasing S.A. Arrendamento Mercantil and Bankpar Arrendamento Mercantil S.A., besides the leasing portfolios of Banco Finasa S.A. and Banco BMC S.A., which are directly shown in its financial statements.

Aggregated Balance Sheet

	R$ million

	2006		2007

	September	December	September	December

Assets
Current and Long-Term Assets	24,572	32,610	35,474	36,257
Interbank Investments	20,626	28,428	30,182	30,387
Securities and Derivative Financial Instruments	886	911	1,093	1,091
Leasing Operations	2,437	2,568	3,451	4,040
Allowance for Doubtful Accounts	(104)	(106)	(121)	(133)
Other Receivables and Other Assets	727	809	869	872
Permanent Assets	59	60	55	57
Total	24,631	32,670	35,529	36,314

Liabilities
Current and Long-Term Liabilities	22,092	30,033	32,704	33,450
Federal Funds Purchased and Securities Sold under Agreements to
Repurchase and Funds Received from Issuance of Securities	20,503	28,376	30,730	31,360
Borrowings and Onlendings	210	252	424	484
Subordinated Debt	622	620	618	616
Other Liabilities	757	785	932	990
Stockholders' Equity	2,539	2,637	2,825	2,864
Total	24,631	32,670	35,529	36,314

Aggregated Statement of Income

	R$ million

	2006			2007

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Income from Financial Intermediation	1,087	1,111	4,151	1,354	1,375	5,354
Financial Intermediation Expenses	(960)	(982)	(3,644)	(1,226)	(1,246)	(4,855)
Net Interest Income	127	129	507	128	129	499
Allowance for Doubtful Accounts Expenses	(6)	(2)	(13)	(10)	(13)	(32)
Gross Income from Financial
Intermediation	121	127	494	118	116	467
Other Operating Income/Expenses	(37)	(36)	(132)	(15)	(6)	(44)
Operating Income	84	91	362	103	110	423
Non-Operating Income	–	(2)	(7)	(2)	(3)	9
Income before Taxes and Contributions	84	89	355	101	107	432
Taxes and Contributions on Income	(28)	(21)	(113)	(28)	(34)	(136)
Net Income	56	68	242	73	73	296

Leasing Performance – Aggregated Bradesco

Leasing operations are carried out by Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

On December 31, aggregated leasing operations brought to present value totaled R$8.2 billion (*).

Bradesco Organization’s leasing companies are positioned amongst sector leaders, according to ABEL (Brazilian Association of Leasing Companies), with a 12.52% share of this market (reference date: November 2007). This good performance is rooted in its branch network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the transportation vehicles and machinery/equipment industries.

The following graph presents the breakdown of Bradesco's aggregated leasing portfolio by type of asset:

Portfolio by Type of Asset

(*) It includes Leasing operations of Banco Finasa.

Bradesco Consórcios

Management Company

Balance Sheet

	R$ thousand

	2006		2007

	September	December	September	December

Assets
Current and Long-Term Assets	235,932	256,159	359,900	384,597
Funds Available	350	–	–	1
Securities	230,876	248,735	353,154	374,172
Other Receivables	4,706	7,424	6,746	10,424
Permanent Assets	4,892	5,483	7,808	9,790
Total	240,824	261,642	367,708	394,387

Liabilities
Current and Long-Term Liabilities	65,241	70,305	123,747	111,600
Dividends Payable	29,039	25,409	75,409	50,000
Amounts Refundable to Former Groups Now Closed	6,749	6,888	7,309	7,454
Other Liabilities	29,453	38,008	41,029	54,146
Stockholders’ Equity	175,583	191,337	243,961	282,787
Total	240,824	261,642	367,708	394,387

Statement of Income

	R$ thousand

	2006			2007

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Fee and Commission Income	52,308	57,956	202,331	66,510	70,769	256,165
Taxes Payable	(5,592)	(6,220)	(21,483)	(6,884)	(7,299)	(26,895)
Financial Revenues	7,187	7,418	27,513	8,939	9,682	34,577
Administrative Expenses (Including
Personnel Expenses)	(6,094)	(7,439)	(24,505)	(7,949)	(8,605)	(30,574)
Selling Expenses	(5,839)	(9,283)	(28,597)	(7,119)	(8,299)	(24,969)
Other Operating Income/Expenses	1,685	1,339	5,175	1,892	1,437	6,092
Income before Taxes and Contributions	43,655	43,771	160,434	55,389	57,685	214,396
Taxes and Contributions on Income	(15,213)	(14,252)	(53,449)	(19,126)	(18,859)	(72,945)
Net Income	28,442	29,519	106,985	36,263	38,826	141,451

Consortium Groups

Balance Sheet

	R$ thousand

	2006		2007

	September	December	September	December

Assets
Current and Long-Term Assets	2,043,187	2,283,343	2,907,619	3,125,723
Amount Offset	12,232,279	13,195,593	13,932,077	14,390,248
Total	14,275,466	15,478,936	16,839,696	17,515,971

Liabilities
Current and Long-Term Liabilities	2,043,187	2,283,343	2,907,619	3,125,723
Amount Offset	12,232,279	13,195,593	13,932,077	14,390,248
Total	14,275,466	15,478,936	16,839,696	17,515,971

Operating Overview

Bradesco Consórcios sells automobile, trucks, tractors, agricultural implements and real properties plans, according to the rules of the Brazilian Central Bank.

Referring to the sale of plans offered, the company relies on Banco Bradesco Branches Network, liable for higher Bradesco Consórcios share in the consortium purchase plan market. The extensive nature and security associated with the Bradesco Brand name are added advantages for expanding consortium purchase plan sales.

Segmentation

Banco Bradesco’s entry into this market is part of its strategy to offer the most complete range of products and services options to its clients, with a view to providing all social classes with the opportunity to purchase items at accessible prices through the consortium quota system, and filling a market gap, especially taking into account that, in relation to real estate product, there is currently high housing deficit in the country.

Operating Performance

The different way of trading products (Real Estate, Automobiles, Trucks, Tractors and Agricultural Implements), with a specialized and focused team, provided Bradesco Consórcios with a growth of 32.2% in 2007 when compared to 2006.

Representation

Market Share – Real Estate Consortium – in percentage

Source: Brazilian Central Bank.
N.B.: Herval’s market share was not disclosed in November 2006.

Market Share – Automobile Consortium – in percentage

Source: Brazilian Central Bank.
N.B.: HSBC’s and ABN’s market shares were not disclosed in November 2006.

Market Share – Trucks, Tractors and Agricultural Implements Consortium – in percentage

Source: Brazilian Central Bank.

Bradesco has been playing an important role in the consortium purchase plan industry, providing the population with access to loan for the acquisition of personal and real property. The freedom to select an asset is one of the main characteristics of the plans sold by Bradesco Consórcios, since the consortium member is free to choose, according to value of the Letter of Credit, the automobile, real property, truck, tractor or agricultural implement of his/her preference when he/she wins the draw.

In 4Q07, 83 groups were inaugurated and 33.6 thousand consortium quotas were sold. Until December 2007, we recorded total accumulated sales exceeding 334.1 thousand consortium quotas, achieving sales results in excess of R$10.8 billion and recording 151.3 thousand draws, with 114.6 thousand properties delivered and 1,778 active groups.

Active Consortium Quotas

Leadership

According to a strategy defined by the Organization, Bradesco Consórcios leads the Automobile and Real Estate segments, and searches for a highlighting position in the segment of Trucks, Tractors and Agricultural Implements.

In the Real Estate segment, Bradesco ended December with 126,829 active quotas. In the Automobile segment, Bradesco ended with 162,325 active quotas, maintaining a leading position in relation to consortium management companies associated with car makers, consolidated in the market, such as Volkswagen, Fiat and General Motors.

In the Trucks, Tractors and Agricultural Implements segment, Bradesco ended this quarter with 9,504 active quotas, moving up from the 7th place in November 2006 to the 6th place in November 2007 in Bacen’s ranking. This data proves that the public is getting to know the advantages to acquire an asset, such as Trucks, Tractors and Agricultural Implements, by means of a consortium.

Leadership (Real Estate and Automobile) is conquered and consolidated as a result of ongoing and determined efforts, motivated by the enthusiasm and strength of the Bradesco Branch Network.

Total Active Consortium Quotas

Consortium Quotas Sold

Total Consortium Quotas Sold

Number of active participants comprising the 10 largest real estate consortium management companies

Source: Brazilian Central Bank.
N.B.: Herval was not in the ranking of November 2006 of the ten largest management companies.

Number of active participants comprising the 10 largest auto segment consortium management companies

Source: Brazilian Central Bank.
N.B.: HSBC and ABN were not in the ranking of November 2006 of the ten largest management companies.

Number of active participants of the 10 largest consortium management companies in the truck, tractor and agricultural implement segment

Source: Brazilian Central Bank.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Balance Sheet

	R$ thousand

	2006		2007

	September	December	September	December

Assets
Current and Long-Term Assets	259,214	406,501	547,651	417,575
Funds Available	33	206	63	32
Interbank Investments	67,632	81,748	79,680	54,327
Securities	80,764	66,821	110,675	142,244
Other Receivables	110,623	257,666	357,157	220,903
Other Assets	162	60	76	69
Permanent Assets	35,352	36,886	45,071	113,363
Total	294,566	443,387	592,722	530,938

Liabilities
Current and Long-Term Liabilities	185,563	351,702	485,497	345,086
Other Liabilities	185,563	351,702	485,497	345,086
Stockholders' Equity	109,003	91,685	107,225	185,852
Total	294,566	443,387	592,722	530,938

Statement of Income

	R$ thousand

	2006			2007

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Income from Financial Intermediation	4,220	5,015	23,946	4,818	4,728	19,372
Gross Income from Financial
Intermediation	4,220	5,015	23,946	4,818	4,728	19,372
Other Operating Income/Expenses	3,520	6,579	19,648	10,494	10,813	39,907
Operating Income	7,740	11,594	43,594	15,312	15,541	59,279
Non-Operating Income	–	–	(3)	–	–	(2)
Income before Taxes and Contributions	7,740	11,594	43,591	15,312	15,541	59,277
Taxes and Contributions on Income	(2,657)	(3,893)	(15,140)	(5,249)	(4,656)	(19,554)
Net Income (1)	5,083	7,701	28,451	10,063	10,885	39,723

(1) In 4Q07 and 2007, income was adjusted by the partial sale of our interest in BM&F, in the amount of R$68,756 thousand.

Bradesco Corretora ended 2007 in the 13th position of the São Paulo Stock Exchange – Bovespa ranking among the 92 participant brokers. 83,278 investors were served in such period, and 2,045 million stock calls and put orders were executed, summing up a volume corresponding to R$55,250 million. Bradesco Corretora has been participating with Bovespa in the event Bovespa vai até você (Bovespa reaches you), with a view to popularizing the stock market.

In 2007, Bradesco Corretora traded 3,825 thousand contracts at the Brazilian Mercantile & Futures Exchange – BM&F, with a financial volume of R$269,385 million, reaching the 27th position in the ranking among the 70 participant brokers. It has been driving its efforts to proceed with the expansion of businesses, as well as to disseminate future markets. Concerning the agricultural sector, Bradesco Corretora has been directly acting in the main producing regions of the country, through visits, lectures, and participation in agribusiness fairs and exhibitions. Jointly with BM&F, it has been sponsoring the clients’ visit from various regions of the country to São Paulo, for visits to BM&F and Bradesco Corretora. It has also been receiving producers, teachers, opinion makers and dealers of goods physical market. It also takes part in the trading of future mini-contracts of Bovespa, U.S. dollar, Boi Gordo (live cattle) and coffee Indices through the Web Trading system, with a view to offering alternatives to carry out derivative operations of price protection, directly at the trading floor. The intermediation of future market operations is certified by NBR ISO 9001:2000.

Home Broker Bradesco ended 4Q07 in the 2nd position in the ranking of Bovespa’s home broker dealers. In December, Bradesco Corretora obtained the amount of R$1.564 billion of traded volume by means of the electronic channel. As a result, we obtained a volume of R$5,178 billion in 4Q07, with a considerable growth of 298.9% as compared to the same period of 2006.

The client base in the period evolved 420.8% compared to 4Q06, recording an increase of 30,175 new registrations and 36,312 e-mails received in 4Q07.

The executed orders in 4Q07 were 559,776, showing a 201.6% increase as compared to the same quarter of 2006.

In the annual comparison, Home Broker Bradesco ranked 2nd among the Home Broker brokerage firms. In 2007, the electronic channel had a record amount of R$14.174 billion of volume, showing a growth of 229.9% compared to 2006.

The client base increased 95.2% compared to 2006, with an increase of 59,382 registrations and reception of 93,959 e-mails in 2007.

Out of the 3,677,775 orders received through the electronic channel, 1,676,151 were executed, with a growth of 165.2% and 177.7%, respectively, compared to 2006.

In 2007, we ratified the individual investors’ interest in the variable income market, even with the influence of the real estate downturn in the United States, and the Internet has been the most accessible and low-cost channel.

Continuing the expansion process of its Retail Area, Bradesco Corretora keeps a policy of enlarging its Stock Rooms network so as to get closer to investors around the country.

Bradesco Corretora inaugurated rooms in the Centro/Belo Horizonte, Aldeota/Fortaleza, USP/São Paulo, Monsenhor Celso/Curitiba and Iguatemi/Salvador branches.

Therefore, Bradesco Corretora had a successful participation in the events carried out in several cities during 2007.

The ISO 9001:2000 certificates of the Home Broker and Sana Systems were renewed. Home Broker –intermediation of stocks through the Internet (ShopInvest) is also certified by GoodPriv@cy Data Protection Label (2002 edition).

With a total volume traded of R$395,811 million in 2007, Bradesco Corretora maintained a highlighting position in the market, operating in Public Offerings for Share Purchase, Primary and Secondary Public Distributions and Special Operations and Privatization Auctions, assisting a total of 83,573 clients among individuals and legal entities, in the Public Distributions.

Bradesco Corretora offers to its clients a complete investment analysis service with coverage of the main sectors and companies of the Brazilian market. Our team of analysts is comprised of sector specialists who disclose their opinions to clients in an equitable way by means of follow-up reports and guides of stocks. Moreover, clients may count on analyses of the team of economists of Banco Bradesco, one of the most important ones of the Brazilian market.

In addition, it offers non-resident investors’ representation service in operations conducted in the financial and capital markets, under the terms of the CMN (Brazilian Monetary Council) Resolution no. 2,689, of January 26, 2000.

It also offers the Tesouro Direto (Direct Treasury) Program, which allows the individual client to invest in federal government bonds via the Internet; he/she just has to register at Bradesco Corretora via the Website www.bradesco.com.br.

The Adjusted Net Income recorded in 2007 amounted to R$39.7 million.

The Stockholders’ Equity, on December 31, 2007, reached R$185.9 million, equivalent to 35.0% of total assets, which added up to R$530.9 million.

Information – Trading on BM&F and Bovespa

	2006			2007

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

BM&F
Ranking	27th	27th	27th	25th	24th	27th
Contracts Traded (thousand)	615	737	2,550	1,015	924	3,825
Financial Volume (R$ million)	45,682	57,594	207,890	71,537	68,112	269,385

Stock Exchange
Ranking	13th	12th	14th	10th	13th	13th
Number of Investors	21,801	24,309	57,091	34,685	51,270	83,278
Number of Orders Executed	213,444	258,304	853,414	556,071	669,194	2,045,347
Financial Volume (R$ million)	5,908	8,657	25,852	14,976	17,806	55,250

Home Broker
Ranking	6th	6th	6th	3rd	2nd	2nd
Number of Registered Clients	56,575	62,369	62,369	91,576	121,751	121,751
Number of Orders Executed	152,352	185,608	603,559	447,293	559,776	1,676,151
Financial Volume (R$ million)	1,029	1,298	4,296	3,779	5,178	14,174

Bradesco Securities, Inc.

Balance Sheet

	R$ thousand

	2006		2007

	September	December	September	December

Assets
Current and Long-Term Assets	48,759	48,238	40,850	39,699
Funds Available	7,327	7,227	17,249	16,723
Interbank Investments	248	247	210	205
Securities and Derivative Financial Instruments	41,059	40,426	21,373	20,304
Other Receivables and Other Assets	125	338	2,018	2,467
Permanent Assets	542	545	425	381
Total	49,301	48,783	41,275	40,080

Liabilities
Current and Long-Term Liabilities	611	413	2,770	2,546
Other Liabilities	611	413	2,770	2,546
Stockholders' Equity	48,690	48,370	38,505	37,534
Total	49,301	48,783	41,275	40,080

Statement of Income

	R$ thousand

	2006			2007

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Gross Income from Financial
Intermediation	1,387	908	3,037	785	535	2,058
Other Operating Income/Expenses	(907)	(413)	(2,847)	(831)	23	(4,597)
Operating Income	480	495	190	(46)	558	(2,539)
Net Loss / Income	480	495	190	(46)	558	(2,539)

Bradesco Securities, Inc., a wholly-owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of stock purchase and sale, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Deposit Certificates, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by the more than 90 ADR programs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets, which is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

The Board of Governors of the Federal Reserve System considers Banco Bradesco to be a Financial Holding Company that enables the expansion of Bradesco Securities’ activities.

This status is given following a rigorous analysis of various aspects determined in US banking legislation, including Banco Bradesco’s high level of capitalization and the quality of its Management, which will allow the Bank, either directly or through its subsidiaries, to operate in the US market, whenever considered convenient, carrying out financial activities under the same conditions as local banks, in particular the following:

– Securities market (underwriting, private placement and market-making);

– Acquisitions, mergers, portfolio management and financial services (merchant banking);

– Mutual funds portfolio management; and

– Sale of insurance.

Thus, Banco Bradesco has strengthened its role in the Investment Banking segment, expanding its opportunity to explore various financial activities in the US market, and contributing to the increase in the volume of transactions carried out with Brazilian companies.

5 - Operating Structure

Corporate Organization Chart

Major Stockholders

(1) Bradesco’s management (Board of Executive Officers and Board of Directors) comprises the Presiding Board of Fundação Bradesco, maximum Deliberative Body of this Entity. Reference Date: 12.31.2007

Main Subsidiaries and Affiliated Companies

Administrative Body

Reference Date: 12.31.2007

Main Ratings – Bank

Fitch Ratings								Moody's Investors Service								Standard & Poor’s						Austin Rating
International Scale						Domestic Scale		International Scale					Domestic Scale		Financial Soundness (1)	International Scale — Counterparty Rating				Domestic Scale		Domestic Scale - LP	Corporate Governance (3)
Individual	Support	Foreign Currency (1)		Local Currency (1)		Domestic (1)		Foreign Currency Deposit		Foreign Currency Debt	Domestic Currency Deposit		Deposits			Foreign Currency		Local Currency		Counterparty Rating		Financial Soundness (1)
		IDR — Delinquency Probability of Issuer Long-term	IDR — Delinquency Probability of Issuer Short-term	IDR — Delinquency Probability of Issuer Long-term	IDR — Delinquency Probability of Issuer Short-term	Long- term	Short- term	Long- term (2)	Short- term	Long-term (2)	Long-term (2)	Short- term	Long-term (2)	Short- term		Long- term (1)	Short- term	Long- term (1)	Short- term	Long- term (1)	Short- term
A	1	AAA	F1	AAA	F1	AAA (bra)	F1+ (bra)	Aaa	P-1	Aaa	Aaa	P-1	Aaa.br	BR-1	A	AAA	A-1	AAA	A-1	brAAA	brA-1	AAA	AAA
A/B	2	AA	F2	AA	F2	AA (bra)	F2 (bra)	Aa	P-2	Aa	Aa	P-2	Aa.br	BR-2	A–	AA	A-2	AA	A-2	brAA	brA-2	AA	AA
B	3	A	F3	A	F3	A (bra)	F3 (bra)	A	P-3	A	A1	P-3	A.br	BR-3	B+	A	A-3	A	A-3	brA	brA-3	A	A
B/C	4	BBB–	B	BBB	B	BBB (bra)	B (bra)	Baa	NP	Baa3	Baa	NP	Baa.br	BR-4	B	BBB–	B	BBB–	B	brBBB	brB	BBB	BBB
C	5	BB	C	BB	C	BB (bra)	C (bra)	Ba2		Ba	Ba		Ba.br		B–	BB	B-1	BB	B-1	brBB	brC	BB	BB
C/D		B	D	B	D	B (bra)	D (bra)	B		B	B		B.br		C+	B	B-2	B	B-2	brB	brSD	B	B
D		CCC		CCC		CCC (bra)		Caa		Caa	Caa		Caa.br		C	CCC	B-3	CCC	B-3	brCCC	brD	CCC	CCC
D/E		CC		CC		CC (bra)		Ca		Ca	Ca		Ca.br		C–	CC	C	CC	C	brCC		CC	CC
E		C		C		C (bra)		C		C	C		C.br		D+					brSD		C	C
		RD		RD		DDD (bra)									D					brD
		D		D		DD (bra)									D–
						D (bra)									E+
E

N.B.: Bradesco s risk ratings are among the highest attributed to Brazilian banks. ’

(1) Signs of plus (+) and minus (-) are used to identity a better or worse position within a same rating scale.
(2) Numeric modifiers 1, 2 and 3 are added to each generic rating from Aa to Caa, meaning lower or higher risk in the same category.
(3) This is the first governance rating granted in Latin America. The assessment acknowledges that Bradesco adopts excellent corporate governance practices and a relationship policy characterized by high level of quality, transparency and ethics.

Main Ratings – Insurance Company and Certificated Savings Plans

Insurance			Certificated Savings Plans

Fitch Ratings		Standard & Poor’s	Standard & Poor’s

Domestic Scale	International Scale	Domestic Scale	Domestic Scale

Domestic Rating of Financial	International Rating of Financial
Strength of Insurance	Strength of Insurance	Counterparty Rating	Counterparty Rating
Company	Company

AAA (bra)	AAA	brAAA	brAAA
AA (bra)	AA	brAA	brAA
A (bra)	A	brA	brA
BBB (bra)	BBB	brBBB	brBBB
BB (bra)	BB	brBB	brBB
B (bra)	B	brB	brB
CCC (bra)	CCC	brCCC	brCCC
CC (bra)	CC	brCC	brCC
C (bra)	C	brSD	brSD
DDD (bra)	DDD	brD	brD
DD (bra)	DD
D (bra)	D

Main Ratings

Source	Criterion	Position	Disclosure Date

“Forbes The World’s Leading Companies” Research	Banks/Forbes 2000*	1st (Brazil)	March 2007
“Forbes The World’s Leading Companies” Research	Banks/Forbes 2000*	37th (Worldwide)	March 2007
“Forbes The World’s Leading Companies” Research	Overall/Forbes 2000*	3rd (Brazil)	March 2007
“Forbes The World’s Leading Companies” Research	Overall/Forbes 2000*	147th (Worldwide)	March 2007

(*) Forbes 2000: companies comprising “World’s Leading Companies” list are rated based on a combination of criteria which take into consideration income, profit, assets and market value.

Market Segmentation

Focusing its actions on relationship, the segmentation process in Bradesco is aligned to the market trend which consists of grouping together customers with similar profiles, thus allowing a personalized customer service and increasing gains of productivity and quickness. That process provides the Bank with larger flexibility and competitiveness in the execution of its business strategy, providing dimension to operations for both individual and corporate customers, concerning quality and specialization, in specific demands of sundry customer profiles.

Bradesco Corporate Banking

Mission and Values

Bradesco Corporate's mission is to meet the clients’ needs, developing a long-term ethical and innovative relationship that ensures sustainable growth, in harmony with the interests of stockholders and the community.

The area’s main values that permeate its day-to-day activities comprise the following:

– teamwork;
– ongoing pursuit of innovation and excellence in customer service;
– transparency in all its actions;
– commitment to self-development;
– adherence to strategic guidelines;
– creativity, flexibility and initiative; and
– agile delivery to clients.

Background and Achievements

The Corporate Banking segment was introduced in 1999, designed to serve companies from its target market. Based on a “customer” rather than a “product” standpoint, it maintains a centralized relations management, offering as well as traditional products, structured, Tailor-made and Capital Market solutions, through Managers who have a clear vision of risk, market, economic industries and relationship.

Bradesco Corporate’s absolute commitment with quality, the essence of a long-term effort, started to take shape in 2000 when the company was granted the ISO 9001:2000, which is a reference for excellence in efficiency in the service providing, evaluated by clients. Its Management System is being improved with the adoption of practices acknowledged by the market, resulting in the achievement of the Banas Quality Management Award in 2006, and the Paulista Quality Management Award – Golden Medal in 2007, which indicates companies with the best management practices, for its efficiency and quality.

Bradesco Corporate

The concern about seeking solutions with significant added value for the Institution is reflected in the partnerships entered into with major retail networks for consumer sales financing, made feasible as a result of the relationship and familiarity with this industry's production chain and the synergy which exists among the Bank's segments.

The resources comprising assets (credits, bonds and guarantees) and liabilities (deposits, funds and portfolios) amounted to R$104.8 billion.

Target Market

The 1,331 economic groups comprising Bradesco Corporate’s target market, which is mostly comprised of large corporations which record sales results in excess of R$350 million/year are located in the states of São Paulo, both the capital and inner state, Rio de Janeiro, Minas Gerais, Paraná, Rio Grande do Sul, Santa Catarina, Goiás, Pernambuco and Bahia.

Bradesco Empresas (Middle Market)

Bradesco Empresas (Middle Market) segment was implemented with a view to offering services to companies with sales results from R$30 million to R$350 million/year, through 68 exclusive branches in the main Brazilian capitals.

Bradesco Empresas aims at offering the best business management, such as: Loans, Financings, Investments, Foreign Trade, Derivatives, Cash Management and Structured Operations, targeting customers’ satisfaction and results to the Organization.

The 68 branches are strategically distributed throughout Brazil as follows: Southeast (41), South (16), Mid-West (4), Northeast (5) and North (2).

Bradesco Empresas is formed by a team of 39 Lead Managers and 343 Relationship Managers, who are included in the Anbid Certification Program, as well as 211 Assistant Managers serving on average 34 economic groups per Relationship Manager, on a tailor-made concept, encompassing 24,771 companies from all sectors of the economy.

Bradesco Empresas manages funds, among loan operations, guarantees, deposits, funds and collections, of approximately R$47.2 billion.

In the pursuit of ongoing quality, Bradesco Empresas Department was granted the NBR ISO 9001:2000 certification by Fundação Carlos Alberto Vanzolini in the scope “Bradesco Empresas Segment Management”, attesting to the Bank’s commitment to process improvement and client satisfaction.

Bradesco Private Banking

Bradesco Private Banking, through its highly qualified and specialized professionals, offers the Bank's high-income individual customers with minimum funds available for investment of R$1 million, an exclusive line of products and services aimed at increasing their equity by maximizing returns. Therefore, according to a Tailor-Made concept, the most appropriate financial solution is sought, considering each client’s profile, providing advisory services for asset allocation, as well as tax and successive guidance.

Bradesco Private Banking has two offices in the cities of São Paulo and Rio de Janeiro, as well as 8 service units in Porto Alegre, Blumenau, Curitiba, Belo Horizonte, Brasília, Salvador, Recife and Fortaleza, always focused on proximity to its client base.

Bradesco Private Banking is also certified by ISO 9001:2000 with scope on the “Relationship Management of High Net Wealth Individual Clients”, as well as with the certification GoodPriv@cy (Data Protection Label - 2002 Edition) granted by IQNet (The International Quality Network), in the “Management of Privacy of Data Used in the Relationship with High Net Wealth Clients”.

Bradesco Prime

Bradesco Prime operates in the segment of high-income clients having as target-public individuals with income of R$4 thousand or higher or with investments of R$50 thousand or higher. Bradesco Prime’s mission is to be the client’s first Bank, focusing on relationship quality and in offering appropriate solutions to their needs, with prepared staff, adding value to stockholders and employees, within ethical and professional standards. The segment value proposal is based on the following premises:

Personalized assistance, provided by Relationship Managers who manage a small client portfolio and are continually enhancing their professional qualification, in order to provide a high-level financial consulting service.

Personalized products and services, such as the Bradesco Prime Loyalty Program, which aims to encourage the relationship between the clients and the Bank, by means of the offer of increasing benefits.

Exclusive branches specifically designed to provide comfort and privacy.

Relationship channels such as: exclusive Internet Banking (www.bradescoprime.com.br), with the competitive advantage of the online chat, in which a financial consultant interacts with the clients in real time, the call center with an exclusive assistance center, in addition to an extensive Customer Service Network, comprised of its branches, ATM equipment and Banco24Horas throughout Brazil.

Along its years of existence, investing in technology, in the improvement in the relationship with its clients and the qualification of its professionals, Prime has achieved an outstanding position in the Brazilian high-income market and has consolidated its position as the largest segment in Customer Service Network, with 228 branches, strategically located.

Since 2005, the Bradesco Prime Department has been certified by Fundação Carlos Alberto Vanzolini, NBR ISO 9001:2000 rule under the scope “Bradesco Prime Segment Management”, enhancing Bradesco’s commitment to continuously improving processes and pursuing clients’ satisfaction.

Bradesco Retail

Bradesco maintains its Retail specialty, serving with high quality service all segments of the Brazilian population. Such open-door philosophy is supported by an extensive customer service network which reaches the possible largest number of companies and people, in all regions of the country, including those with lower development level, reflecting the effort in the democratization of banking products and services, social inclusion and income distribution. The Bank has more than 18 million checking account clients and corporate customers account holders, who carry out millions of transactions daily at our branches, service branches, Banco Postal branches and Bradesco Expresso, comprising Brazil's largest Customer Service Network, besides thousands of teller machines, providing ease and convenient services over extended hours.

In addition to the extensive service network, clients are offered the comfort of alternative service channels such as Fone Fácil (Easy Phone) service, Internet Banking and Bradesco Celular, which are already used for a significant portion of daily transactions.

The Retail segment has been focusing on the growth in the client base and the loan portfolio. Another important aspect is the development of financial products, tailor-made to meet the customers' profile in an ongoing effort to offer quality, agile and reliable services to all customers, in particular, bearing in mind the value of customer relations.

Bradesco Retail

Significant investments have been made in staff training, aiming at qualifying employees for customized and efficient customer service, seeking to preserve relations and increase the customers' loyalty to the Bank.

Bradesco Retail not only has more than 2,800 branches and 2,600 service branches (PAB/PAE), but also makes available a Digital Branch, operating in a virtual environment and offering courier service, in which a team of managers serves its clients, regardless of location, from 8:00 am to 10:00 pm, seven days a week.

Banco Postal

Banco Postal is a brand through which Bradesco offers its products and services in a partnership with the Brazilian Post Office Company (ECT). It is an example of success of Correspondent Banks, due to its large scope, products and services portfolio, and the social role it plays in society.

Present in more than 5 thousand cities of Brazil, with 5,821 branches installed, Banco Postal has been giving a new face for the banking retail, as it reaches all cities, opening space for million Brazilians to enter the banking system.

Around 1.7 thousand of the branches were set up in cities which, until then, were devoid of banks, benefiting many people who had the opportunity to, for the first time in their lives, obtain a check book, make a deposit in a savings account, or obtain a loan in a regulated institution.

Thanks to Banco Postal, thousands of beneficiaries of the Brazilian Social Security Institute (INSS) can now receive their benefits in the comfort of a branch close to their homes, without having to go long distances on boats or along unsafe roads, and without spending a good part of their earnings on the trip.

Banco Postal’s expansion has also disseminated in the municipalities where the use of credit and debit cards and the affiliation of the commercial establishments to the Visa Network were introduced, improving services in the postal branches. It provided more options for the local population to make their payments and became and important support to Bradesco’s clients who make transactions in Brazil.

Banco Postal also promotes the social-economic development of cities where it is present, as it makes easier the circulation of money, attracting new merchants and greater offer of goods and merchandise.

Available services:

– Reception and submission of account opening proposals;

– Reception and submission of proposals of loans, financings and credit cards;

– Withdrawals in checking account, savings account and INSS;

– Deposits in checking account and savings account;

– Balance consultation of checking account, savings account and INSS;

– Receipt of banking collection documents;

– Receipt of consumption bills;

– Receipt of municipal, state and federal taxes (DARF), FGTS and GPS; and

– Vehicle licensing of the States of Bahia and Rio Grande do Sul.

Number of Banco Postal Branches

Bradesco Expresso

Bradesco has been increasing its share in the correspondent bank segment with the expansion of Bradesco Expresso Network, by means of partnerships entered into with supermarkets, drugstores, department stores and other retail chains.

On 12.31.2007, Bradesco Expresso Network totaled 11,539 units implemented.

Attractiveness for Store Owners, Clients and Bank

In addition to direct gains for the remuneration received, there are also indirect gains for the store owner, mainly due to the increase of sales, providing a greater flow of people, which are potential consumers of the products sold in the establishment, opening possibilities for client’s loyalty.

For clients and the community in general, Bradesco Expresso offers a convenient banking service, closer to the residence or workplace, in establishments which they identify to and already have a relationship.

For Bradesco, this is the best way to reach low-income clients, especially the population deprived of bank services, and promoting the banking inclusion.

Bradesco Expresso has operated in the receipt of consumption bills, taxes and collection slips, pre-paid cell phone recharge and withdrawals in checking account, savings account and INSS, also contributing to the improvement of the quality of the service.

Number of Bradesco Expresso Units

Number of Transactions Carried out in Correspondent Banks (Banco Postal + Bradesco Expresso) – in thousands

Customer Service Network

	2006		2007

Customer Service Network	September	December	September	December

Service Branches – Own
Branches	3,002	3,008	3,067	3,160
– Bradesco	3,001	3,007	3,050	3,143
– Banco Finasa	1	1	1	1
– Banco BBI	–	–	1	1
– Banco BMC	–	–	15	15
PABs	1,040	1,056	1,103	1,151
PAEs	1,415	1,415	1,426	1,495
PAAs	–	71	130	130
Finasa Promotora de Vendas (Finasa Branches)	330	381	388	375
ATM Network Outplaced Terminals	2,413	2,540	2,652	2,776
Total Service Branches – Own	8,200	8,471	8,766	9,087

Service Branches – Third Parties
Banco24Horas Network Assisted Terminals	2,796	2,990	3,387	2,523
Banco Postal	5,548	5,585	5,753	5,821
Bradesco Expresso (Correspondent Banks)	7,039	8,113	10,657	11,539
Total Service Branches – Third Parties	15,383	16,668	19,797	19,883

Total Service Branches in the Country (Own + Third Parties)	23,583	25,159	28,563	28,970

Branches Abroad	3	3	5	5
Subsidiaries Abroad	5	5	5	7
Overall Total Service Branches (Country + Abroad)	23,591	25,167	28,573	28,982

Finasa – Associated Stores and Auto Dealers (**)	41,224	39,893	40,299	36,970

Total Branches containing ATMs in the Country –
Own Network + Banco24Horas (included in the total) (*)	10,476	10,919	11,741	12,312

ATMs
Own	23,716	24,099	24,911	25,974
Banco24Horas	2,986	3,201	3,827	3,939
Total ATMs	26,702	27,300	28,738	29,913

PAB (Posto de Atendimento Bancário) – branch located in a company, with an employee from the Bank.
PAE (Posto de Atendimento Eletrônico em Empresas) – branch located in a company, with an ATM.
PAA (Posto Avançado de Atendimento) – branch located in a city where there isn’t a Bank branch.
(*) In December 2007, there were 953 overlapping branches between the Own Network and the Banco24Horas Network.
(**) The decrease in December 2007 occurred due to the company’s strategic repositioning in personal loans and installment sales in stores.

Customer Service Network – Branches

Bradesco and Market Share

	December 2006			December 2007

Region/State	Bradesco	Total Banks	Market	Bradesco	Total Banks	Market
		in the Market(1)	Share (%)		in the Market(1)	Share (%)

North
Acre	5	35	14.3	5	35	14.3
Amazonas	59	148	39.9	60	155	38.7
Amapá	4	27	14.8	4	28	14.3
Pará	49	299	16.4	49	301	16.3
Rondônia	18	89	20.2	18	91	19.8
Roraima	2	19	10.5	2	19	10.5
Tocantins	13	87	14.9	15	89	16.9

Total	150	704	21.3	153	718	21.3

Northeast
Alagoas	11	126	8.7	12(4)	127	9.4
Bahia	207	762	27.2	210(4)	769	27.3
Ceará	92	369	24.9	93(4)	375	24.8
Maranhão	67	226	29.6	68	233	29.2
Paraíba	18	173	10.4	20	177	11.3
Pernambuco	62	482	12.9	65(4)	488	13.3
Piauí	8	117	6.8	8	116	6.9
Rio Grande do Norte	14	149	9.4	15	153	9.8
Sergipe	12	162	7.4	13	165	7.9

Total	491	2,566	19.1	504	2,603	19.4

Mid-West
Distrito Federal	31	314	9.9	32	319	10.0
Goiás	106	566	18.7	111(4)	572	19.4
Mato Grosso	62	246	25.2	63	252	25.0
Mato Grosso do Sul	57	227	25.1	57	231	24.7

Total	256	1,353	18.9	263	1,374	19.1

Southeast
Espírito Santo	40	369	10.8	40	373	10.7
Minas Gerais	281	1,860	15.1	295(5)	1,885	15.6
Rio de Janeiro	257(2)	1,709	15.0	278(2)(4)	1,732	16.1
São Paulo	1,086	5,915	18.4	1,163(3)(6)	6,028	19.3

Total	1,664	9,853	16.9	1,776	10,018	17.7

South
Paraná	175	1,289	13.6	182(4)	1,243	14.6
Rio Grande do Sul	159	1,467	10.8	164(4)	1,480	11.1
Santa Catarina	113	855	13.2	118(4)	872	13.5

Total	447	3,611	12.4	464	3,595	12.9

Overall Total	3,008	18,087	16.6	3,160	18,308	17.3

(1) Source: Unicad – Information on Entities of Interest to the Brazilian Central Bank. In 2007, it refers to September.
(2) It includes 1 Banco Finasa’s branch.
(3) It includes 1 Banco Bradesco BBI’s branch.
(4) It includes 1 Banco BMC’s branch.
(5) It includes 2 Banco BMC’s branches.
(6) It includes 4 Banco BMC’s branches.

Customer Service Network – Branches – Market Share

Bradesco Dia&Noite (Day&Night) Customer Service Channels

Bradesco’s clients are able to consult their banking transactions, carry out financial transactions and purchase products and services available via state-of-the-art technology through the following alternative channels: Auto-Atendimento (ATM Network), Fone Fácil (Easy Phone) and Internet Banking.

Reassuring the commitment with social responsibility, the Bradesco Dia&Noite (Day&Night) Customer Service Channels provide access to people with special needs, as follows:

– Internet Banking for visually impaired people;

– Personalized assistance for hearing impaired people, by means of the digital language in Fone Fácil (Easy Phone); and

– Access to visually impaired people and wheelchair users in Auto-Atendimento (ATM Network), which is being extended.

Bradesco Dia&Noite (Day&Night) – ATM Network

The ATM network is distributed in strategic points throughout Brazil, with 25,974 machines on 12.31.2007, providing fast and practical access to diverse range of products and services. In addition, Bradesco’s clients who have debit cards in checking or savings accounts can use 3,939 Banco24Horas machines for withdrawal, balance and bank statement transactions.

Banking Service Outlets

	2006		2007

Items	September	December	September	December

Total Bradesco	7,680	7,929	8,354	8,789
– Branches, PABs, PAEs and PAAs	5,267	5,332	5,702	6,013
– Outplaced Terminals	2,413	2,597	2,652	2,776
Total Banco24Horas (*)	2,796	2,990	3,387	3,523
Overall Total	10,476	10,919	11,741	12,312

(*) It includes outlets overlapping with own network, 953 in December 2007.

Distribution of Own ATM Network – Productivity in 2007

ATM Network – Number of Transactions – in thousand

N.B.: It includes the transactions performed in Banco24horas network.

ATM Network Highlights – millions

Items	2006			2007

	3rd Quarter	4th Quarter	Year	3rd Quarter	4th Quarter	Year

Number of Cash Withdrawal Transactions	113.0	123.5	454.4	116.5	126.6	470.8
Number of Deposit Transactions	46.6	47.5	185.0	44.4	45.0	177.5

Bradesco has innovated and made available to its clients the highest possible number of services.

2007 Highlights

Implementation of technology of biometric identification through the palm vein standard.
8% growth in total transactions carried out in relation to the same period of 2006;
Concession of 1.9 million transactions of Personal Loan, which totaled R$674.6 million, representing a growth compared to the previous year of 11.8% and 22.2% respectively; and
Availability of 433 services in the ATMs.
Awards:
• IDEC Research: the Self-Service was the best one evaluated in the following criteria: accessible, lateral protection, requires more than one password, does not highlight other services, helps out of business hours;
• Banking Report in the Category Best ATM Network; and
• E-finance in the categories Best Set of Accessibility Solutions and Best Set of Solutions for Identity Management.

Bradesco Dia&Noite (Day&Night) – Fone Fácil (Easy Phone Service)

With a 24/7 telephone access, the client can obtain information, make transactions and acquire products and services related to his/her Checking Account, Savings Account, Credit Cards and other products available in this channel through electronic and personalized assistance.

By means of specific numbers, the client has access to several other centers. The main ones are: Internet Banking, Net Empresa, Consortium, Private Pension Plan, Finasa, Collection and also Alô Bradesco and Ombudsman to make compliments, suggestions or complaints.

Fone Fácil – Calls Evolution – million

Fone Fácil – Number of Transactions – thousands

2007 Highlights

Awards:
• Inmetro Research: Bradesco reached the maximum score (100 points) in the Research which evaluates the quality of the service offered to the Consumer by Banks and Credit Card Managers;
• Quality Standard in Contact Center in the category Banks;
• VIII Modern Consumer Award of Excellence in Services to the Client in the categories Retail Bank and Premium Bank (Prime);
• Best Banks 2007 in the category Best Contact Center Service;
• Award granted by the Iberian-American Association of Client Company Relations (Aiarec) in the category Client Relationship Center; and
• E-finance in the categories Best Set of Accessibility Solutions and Best Set of Solutions for Identity Management.

Bradesco Dia&Noite (Day&Night) – Internet Banking

Bradesco Dia&Noite (Day&Night) – Internet Banking manages a Portal, which contains links to 49 related websites, 36 of which are institutional and 13 are transactional. Since it was first launched, Bradesco Internet Banking has innovated and made available the largest number of online services as possible to its clients.

Internet Banking – thousands of registered users

Internet Banking – Number of Transactions – in thousands (*)

(*) Number of transactions made via Internet Banking, ShopInvest, Cartões (Cards), ShopCredit, Capitalização (Certificated Savings Plan), Net Empresa and Net Empresa – WebTA (Web File Transmission) and Cidadetran.

Services	2007

Bradesco Internet Banking	8.6 million registered users.
(www.bradesco.com.br)	318.6 million transactions carried out.

ShopInvest Bradesco	1.2 million registered users.
(www.shopinvest.com,br)	5.0 million transactions carried out.

ShopCredit	21.7 million transactions/operations carried out.
(www.shopcredit.com,br)

Bradesco Net Empresa	460,709 registered companies.
(www.bradesco.com.br)	54.9 million transactions/operations carried out.

Bradesco Cartões	36.8 million transactions carried out.
(www.bradescocartoes.com.br)

Net Empresa – WebTA	850.6 million transactions/operations carried out.
(Web File Transmission)

Bradesco – Cidadetran	8.0 million transactions/operations carried out.
(www.cidadetran.com.br)

2007 Highlights

Maplink is now available in the Customer Service Network Hot Site making branches location easier;
Reformulation of the Talk to Us system;
The access to Bradesco Cell Phone is available by means of the GSM technology;
Reformulation of websites:
• Bradesco Institucional;
• Finasa Institucional.
Launch of the websites:
• Bradesco Media Center;
• Bradesco Imóveis (Real Estate);
• Hot Site Bradesco Guide of Convenience;
• BBI;
• Finasa Transacional.
Awards:
• Brazil Intangibles in the Category Information Technology and Internet;
• Banking Report in the Category Best IR website;
• Global Finance in the categories Best Internet Banking for Individual Clients of Brazil; and Best online Credit website of Latin America; and
• E-finance in the categories Best Set of Accessibility Solutions, Best Set of Solutions for Identity Management, Best Internet Banking for Individuals, Best Set of Solutions for Loan website, Best Home Broker website and Best Solution of Electronic Data Transfer.

Bradesco Dia&Noite (Day&Night) Channels Award

Quality Standard Award in B2B in the Retail Bank Category.

Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding the capacity of infrastructure, IT and telecommunications at Bradesco Organization are designed to maintain a modern, practical and secure Customer Service Network. The Network characterizes Bradesco as one of the world's most contemporary companies and creating a unique advantage for its clients and users at home and abroad.

Investments Evolution

	R$ million

	Years

	2003	2004	2005	2006	2007

Infrastructure	469	230	245	354	478
IT/Telecommunications	1,225	1,302	1,215	1,472	1,621
Total	1,694	1,532	1,460	1,826	2,099

Risk Management and Compliance

Credit Risks, Market Risks, Liquidity, Operational Risks, Internal Controls and Compliance

Bradesco deems the risk management essential in all its activities, using it with the purpose of adding value to its business, to the extent this enables support to the business areas in the planning of their activities, maximizing the utilization of own funds and of third parties, in benefit of stockholders and the company.

We also understand that the risk management activity is greatly relevant, due to the growing complexity of services and products offered by the Organization, and also in view of the globalization of its business. Therefore, Bradesco is constantly improving its risk management-related activities, in pursuit of the best internationally used practices, however duly adjusted to Brazil’s reality.

The Organization carries out considerable investments in activities related to risk management process, especially in the qualification of employees. The purpose of these activities is enhancing the quality of risk management of the Conglomerate, and to ensure the necessary focus on these activities, which produce a strong added value.

Corporate Governance

In the wide sense, the Corporate Governance process represents the set of practices that aims to optimize the performance of a company and protect stakeholders, such as stockholders, investors, clients, employees, suppliers etc, as well as to facilitate access to capital, add value to the company and contribute to its sustainability, involving, mainly, aspects focused on transparency, equity of treatment of stockholders and accountability.

In this context, Bradesco Organization’s Risk Management Process counts on the participation of all segments comprised by the scope of Corporate Governance, which comprises the Senior Management until the several business and product areas in the identification of risks in addition to stakeholders.

Governance Scope

This structure is aligned with the best market practices, counting on independent Board members, policies, Committees with specific functions and dedicated directive structure, establishing guidelines and rules, providing human resources and technology focused on these activities.

Risk Management Process

Bradesco approaches the management of all the risks inherent to its activities in an integrated manner, within a process, based on the support from its Internal Controls and Compliance structure (concerning regulations, rules and internal policies). This view allows the ongoing improvement of its risk management models, minimizing gaps that could jeopardize the correct identification and assessment.

Risk Management

The structure of the Organization’s Risk Management Process allows Credit, Market, Liquidity and Operational risks to be effectively identified, evaluated, controlled and mitigated in a unified manner. In order to ensure unicity to the risk management process, there is a high-level permanent forum about the theme with the intention to obtain synergy among these activities at the Organization. This instance called Committee of Integrated Risk Management and Capital Allocation, Statutory Committee, has as attribution to advise the Board of Directors in the approval of institutional policies, operational guidelines and establishment of exposure limits to risks within the scope of the economic-financial consolidated. Additionally, there are three Executive Committees for issues related to Credit, Market, Liquidity and Operational Risk which, among their attributions, suggest the tolerance limits to their respective risks and preparation of mitigation plans to be submitted to the Committee of Integrated Risk Management and Capital Allocation.

Below we show Bradesco Organization’s Risk Management Structure

We also point out the existence of its Risk Management and Compliance Department – DGRC, which is a dedicated and independent department exclusively focused on activities related to global risk and internal controls management, reflecting the Organization’s commitment to the theme, besides showing the concepts enacted by the New Capital Accord (Basel II) to the best Corporate Governance practices. The department has as attribution to coordinate the work to comply with Resolutions 2,554 (Internal Controls), 3,380 (Operational Risk), 3,464 (Market Risk) of the National Monetary Council and with the provisions of the U.S. Sarbanes-Oxley act, Section 404.

The risk management process in Bradesco Organization comprises a virtuous circle, which involves:

Identification of risks: present in the daily basis of the units of businesses and products this activity considers the definition, identification and diagnostic of the risk, task made by means of the structure of Internal Controls and Compliance;

Measurement of risks: it involves the use of a series of methodologies, such as calculation of the expected and unexpected losses, calculation of VaR (Value at Risk), stress tests and use of market benchmarks;

Mitigation of risks: it represents the reduction of the gross exposure level to risks, leading to an acceptable residual by means of the adoption of instruments aiming at its transfer or implementation of effective controls, periodically revaluated and regularly tested as to its adequate execution;

Monitoring and control of risks: it uses the results of measurement models for the establishment of policies and limits. These limits are divided and monitored daily, weekly, monthly or according to each situation. In addition, we have an integrated management system which incorporates several elements, such as specific models for measurement of each one of the risks, historical data base, strict procedures of internal controls and a highly qualified team in the risk management function; and

Report of risks: for each business unit, information aiming at the integrated risk management is reported in analytical and consolidated bases.

New Capital Accord – Basel II

Structure and Fundamentals

One of the main functions of the central banks of several countries is the supervision of the financial system under their jurisdiction, in the sense of avoiding and mitigating possible banking crises which may deeply affect local economies.

With the financial globalization, a banking crisis in a certain Country may affect the banking and economic activities of other countries, with the need of alignment of the supervision activities of the several central banks, so as to level the measurement criteria of the banking risk among countries and ensure the solvability of the international financial market. This need was met by the Basel Capital Accord of 1988. The main guideline of this Accord was the requirement of minimum capital in relation to the credit risk. The supervisors of each country require from the banks under their jurisdiction a minimum capital amount in relation to their portfolio assets, weighted by the risk level determined by supervisors. Later, in 1996, the Basel Committee on Banking Supervision added market risk as one more risk factor to be considered for capital allocation.

With the evolution of the world banking scenario and the acceleration of the integration pace of several national financial systems through complex and sophisticated instruments, there was the need to improve the Capital requirement rules established 1988 and 1996. The New Capital Accord (Basel II), disclosed in June 2004, after more than six years of studies, deepens the conquests of the previous Accord, based on the “three pillars”:

The First Pillar has two main innovations concerning the previous Accord: a) the risk weighing rules which currently are established by the regulator, may be based on internal classifications of the banks themselves; and b) the addition to the capital requirement of the amounts related to the operational risk.

The Second Pillar comes from the fact that the supervising authority excludes from the function of determining the risk level of banking assets in the internal evaluation models. The exclusion fundamental is that the banks themselves have the best capacity to determine them. On the other hand, the supervising tasks of the banking authority are added to the internal risk measurement processes of the banks under its jurisdiction.

The Third Pillar recommends to the banks a set of minimum information for the disclosure to the market, so that it can make a better evaluation based on the risks incurred by each one of the institutions in their activities.

Implementation in Brazil

As of 1994, the Central Bank of Brazil started disclosing normative rulings based on the orientations given by the Basel Accord (Basel I) for follow-up of the financial instructions risk, continuously updated.

In September 2007, the Central Bank of Brazil issued the Notice no. 16,137, which updated the initial schedule defined by the Notice no. 12,746 of December 2004 for implementation of the New Basel Accord (Basel II), as the following table:

2007	– Establishment of the capital allocation installment for Operational Risk. (*)

– Establishment of eligibility criteria for adoption of internal models for market risk;
2008	– Implementation of a credit risk management structure; and
– Disclosure of criteria to prepare data base for internal systems for credit risk capital requirement.

– Beginning of the validation process of the advanced version for market risk;
2009	– Establishment of criteria to implement the approach based on internal ratings for capital requirement for credit risks; and
– Disclosure of criteria for the recognition of internal models for capital requirement for operational risk.

2010	– Beginning of authorization process to use the basic approach on internal ratings to calculate the capital requirement for credit risk.

– Beginning of authorization process to use the advanced approach based on internal ratings to calculate the capital requirement for credit risk;
2011	– Establishment of criteria for the adoption of internal models of capital requirement for operational risk; and
– Disclosure of an authorization process to use internal models for capital requirement for operational risk.

2012	– Beginning of the authorization process to use the advanced approach based on internal ratings to calculate the capital requirement for operational risk.

(*) Yet not established.

In accordance with the New Accord, the Central Bank published Resolutions 3,380 and 3,464 which deal with the structures for operational and market risk management, respectively. Resolution 3,444 was also published, changing the ascertainment rules of the Reference Equity.

Implementation of Basel II in the Bradesco Conglomerate

Based on the consulting documents disclosed by the Basel Committees and on the exercises of quantitative impacts (QIS) for implementation of Basel II, Bradesco, since 2003, prepares in an integrated manner to its adequacy to the requirements proposed by these documents.

In 2004, with the publication of the definite document about the New Capital Accord (International Convergence of Capital Measurement and Capital Standards), an internal implementation plan was established, under the coordination of the Risk Management and Compliance Department, involving areas of Bradesco Organization, and follow-up by a structure of PMO (Project Management Office), under the responsibility of the Department of Organization and Methods.

The main activities established for adequacy are focused on:

– historical data storage on default, recoveries and operational losses;

– review and update of the loan granting and recovery models;

– review of limit and guarantee management processes;

– definition, formalization and structuring of data, processes and management of banking and trading portfolios;

– evaluation of the market and liquidity risks data and models;

– definition and formalization of the mark-to-market processes;

– refining in the capture of data and models of operational risks;

– backtesting structure of risk models;

– development and effective application of economic capital models; and

– certification by the internal audit of all processes and models related to Basel II.

All these works are directed by an Executive Committee designated by the Board of Directors, under the coordination of the Organization’s CEO, showing the total commitment of our management to the implementation of Basel II.

We believe that the implementation of the approaches of Basel II, connected to the best market practices, will bring to our Organization improvements to the risk management processes.

Credit Risk Management

Credit Risk is the possibility of a counterparty of a loan or financial operation might not intend nor suffer any change in its ability to comply with its contractual liabilities, thus may generate any loss for the Organization.

Loan Granting

Under the responsibility of the Loan Department, the loan process of the Organization meets the determinations of the Loan Executive Committee and the Brazilian Central Bank, in addition to being based on the pursuit of security, quality, liquidity and diversification in the application of the loan assets.

In a constant search for agility and profitability in businesses, we use methodologies directed and adequate to each segment the Bank operates, guiding the granting of loan operations and the determination of operational limits when adequate.

Loan Policies

Within rules and Loan Policy, the branches maintain their limit values variable, according to the size and guarantees of operations, whose automatic classification is verified against global risk of client/economic group.

The loan proposals pass through an automated system and under parameters in a continuous improvement process, with a view to supplying indispensable subsidies for analysis, granting and follow-up of loans granted, thus minimizing the risks inherent to loan operations.

For the granting of mass loans, the specialized Credit and Behavior Scoring systems enable greater agility and reliability, besides the standardization of procedures in the credit analysis and granting processes.

The Executive Loan Committee located at Bradesco's Headquarters aims at joint decision-making processes within its skills referring to consultations about limits or operations proposed by the Bradesco Conglomerate, previously analyzed and with opinion of the Loan Department.

Operations are diversified, non-selective and focused on individuals and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the loan granted.

Loan Granting

Methodology Used for Loan Portfolio and Client Classification

The credit risk assessment methodology, besides delivering data to establish minimum parameters in the loan granting and risk management, also enables to define special loan policies in view of characteristics and size of client, providing grounds not only for the correct pricing of operations, but also the definition of adequate guarantees according to each situation.

The risk ratings for corporate clients are given on a corporate basis and periodically followed up, with a view to preserving the quality of loan portfolio.

In the case of individuals, the risk ratings are mainly defined based on their registered reference variables out of which we point out: income, equity, restrictions and indebtedness, besides standard and past relationship with the Bank.

Credit Risk Control

Aiming at mitigating the Credit Risk, Bradesco is continuously following up the processes of loan activities, in the improvement, examination and preparation of inventories of credit risk models, on the monitoring of credit concentration and on the identification of new components that offer credit risks.

In addition, the efforts, which are focused on the utilization of advanced models of measuring risks and on the continuous improvement of processes, have reflected on performance of the credit portfolio, both in terms of results and solidity, in various scenarios.

The credit risk control is made in a corporative manner and monthly followed by the Executive Board and Officers of the main management areas at “Credit and Recovery Portfolio Follow-up” meetings and followed by the Executive Credit Risk Management Committee, which has the following attributions:

a) to evaluate and recommend risk measurement strategies, policies, rules and methodologies to the Committee of Integrated Risk Management and Capital Allocation;

b) to follow and evaluate credit risk and measures taken to mitigate risks;

c) to follow and evaluate alternatives for credit concentration risk mitigation, aware of those people who may cause unexpected and unacceptable losses for Bradesco Organization;

d) to follow the implementation of methodologies, models and corporate credit risk management tools;

e) to evaluate the sufficiency of allowance for doubtful accounts for coverage of expected losses on credit operations;

f) to follow the movements and development of the credit market, evaluating implications, risks and opportunities for Bradesco Organization; and

g) to regularly position the CEO and the Integrated Risk Management and Capital Allocation Committee about its activities and make the recommendations deemed appropriate.

We point out the following credit risk management activities:

– backtesting and gauging of the models used for measuring loan portfolio’s risks;

– active participation in the process of improving risk rating models of clients, respecting the particular characteristics of the business and product segments in which Bradesco operates;

– concentration analysis, by economic groups, activities, regions etc.;

– follow-up of critical risks: periodical monitoring of the main events of default, by means of individual analysis based on the growth of clients’ balances and recovery estimates;

– follow-up of the provisioning on expected and unexpected losses;

– continuous review and restructuring of the internal processes, including roles and responsibilities, qualification, organizational structures review and IT demands; and

– participation in the evaluation of credit risks upon creation or review of products.

In addition, the whole process of control comprises periodical review of projects related to the compliance with best market practices and requirements of New Capital Basel Accord, by monitoring actions in progress and identifying new gaps and needs emerged for the improvement of management process, preparing action plans.

We point out that we are focused on the adequacy of processes for alignment to the requirements of the approach IRB – Advanced of Basel II.

Credit Risk Analysis

For the credit risk control and management, we point out mainly the quality topics (classification and evaluation of clients), portfolio composition and concentration (by client/economic group, activity sector and maturity).

Portfolio Quality

In relation to the previous quarter and in the last twelve months, there was an increase in the quality of the total portfolio due to the growth in the participation of credits classified between “AA” and “C” in the operations focused on Individuals, as well as Micro, Small and Medium-sized Companies.

Loan Operations – By Rating (in percentage)

	2006			2007

Clients’ Characteristics	December			September			December

	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H

Large Corporates	98.2	0.9	0.9	98.5	0.8	0.7	98.6	0.7	0.7
Micro, Small and Medium-sized
Companies	91.2	2.7	6.1	92.6	2.2	5.2	93.7	2.0	4.3
Individuals	88.5	2.0	9.5	89.2	1.9	8.9	89.6	1.8	8.6

Total	92.1	1.9	6.0	92.8	1.7	5.5	93.3	1.6	5.1

Provisioning

The processes to constitute the allowance for doubtful accounts (PDD) meet the requirements of the Central Bank of Brazil, based on Resolutions 2,682 and 2,697 and complementary circulars, with the purpose of ensuring the adequate classification and quality of loan operations. The classification process for purposes of provision is composed by stages:

– evaluation and classification of the client/ economic group: quantitative (economic and financial indicators) and qualitative aspects (registration and behavioral data), connected to the clients’ capacity to honor their commitments, are considered;

– classification of the operation: evaluation of the classification of the client connected to the liquidity and sufficiency level of the guarantee; and

– reclassification by delay and term of the operation and by renegotiation.

After all classification steps for purposes of provision are carried out, the loss expected in 1 year is evaluated, trying to maintain a minimum coverage margin above this loss in order to ensure possible impacts by quick acceleration of default, not captured by means of classification models applied to the portfolio. For the composition of this margin, exceeding provisions are constituted, which are allocated in the operations.

For the determination of this margin the highest amplitude of default above 90 days occurred in the last two years and applied on the expected loss in a year of the portfolio is calculated. For the portfolio of December 2007, the minimum margin verified was 43%.

The total amount of the provision is constituted by the generic (classification of the client and/or operation), specific (delay higher than 14 days) and exceeding (internal criteria and policies) provisions.

PDD x Delinquency x Losses (Percentage over Loan Operation Balance)

The total volume of allowance for doubtful accounts reached R$7,826 million, representing 6.0% of the total loan portfolio (6.4%, in September 2007), ensuring a coverage level of 48% above the expected loss of 1 year.

In this sense, it is important to highlight the adherence of the provisioning criteria adopted, which may be proved by means of analysis of historical data of allowances for doubtful accounts and losses effectively occurred in the subsequent period of twelve months during the analyzed period. For instance, in December 2006, for an existing provision of 6.9% of the portfolio, the loss in the twelve subsequent months was 4.6% of the portfolio, that is, the existing provision covered with the margin the loss which really occurred.

Portfolio Concentration

By Activity Sector

The distribution of the portfolio by economic activity sector did not have a concentration. Operations for individuals, despite their significant participation, are covered. In the last twelve months we point out the participation and balance growth of the Services sector (especially in Transportation, Storage and Civil Construction).

	R$ million

Activity Sector	2006				2007

	September	%	December	%	September	%	December	%

Public Sector	963	1.0	940	1.0	926	0.8	901	0.7
Private Sector	91,050	99.0	95,279	99.0	115,431	99.2	130,406	99.3
Corporate	52,216	56.8	55,668	57.8	66,146	56.9	76,932	58.6
Industry	22,789	24.8	24,393	25.3	28,765	24.7	31,401	23.9
Commerce	13,144	14.3	13,452	13.9	15,807	13.6	18,724	14.3
Financial Intermediates	757	0.8	462	0.5	342	0.3	1,049	0.8
Services	14,319	15.6	16,054	16.7	19,655	16.9	24,135	18.4
Agriculture, Cattle Raising, Fishing,
Forestry and Forest Exploration	1,207	1.3	1,307	1.4	1,577	1.4	1,623	1.2
Individual	38,834	42.2	39,611	41.2	49,285	42.3	53,474	40.7
Total	92,013	100.0	96,219	100.0	116,357	100.0	131,307	100.0

By Flow of Maturities

The term of operations falling due has been extended, mainly due to the consumer financing operations, which are, by their nature, of larger term.

The operations with term larger than 180 days represented 56.2% of the total portfolio in December 2007, against 51.6% twelve months ago.

Loan Operations – Flow of Loan Portfolio Falling Due By Terms (in percentage)

By Debtor

In the last twelve months the concentration levels of credit operations of the total portfolio had a reduction in all intervals of debtors, whereas in the quality of the portfolio there was an improvement in the range of the one hundred largest debtors due to the growth in the participation of the rating “AA and A” (excellent and great concept and economic-financial condition).

Loan Operations – Portfolio Concentration (in percentage)

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating prices and rates caused by mismatched maturities, currencies and indexes of the Institution's asset and liability portfolios. This risk has been accompanied by growing strictness by the market, with significant technical growth over the past years, with a view to avoiding, or at least, minimizing, occasional losses to institutions, due to higher complexity in operations carried out in the markets.

Market Risk Control

Market risks are managed through methodologies and models, which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The market risk control is weekly followed by the meetings of the Executive Treasury Committee, whose main attributions are:

a) to define operation strategies for optimization of results and present positions held by the Organization;

b) to analyze the national and international political-economic scenario;

c) to evaluate and define investment limits in public federal, private, national and international securities;

d) to evaluate and define limits of VaR (Value at Risk) and Stop Loss of the portfolios;

e) to define the liquidity policy;

f) to establish operational limits of separation of assets, liabilities and currencies; and

g) to hold special meetings to analyze positions and situations in which the position limits, Stop Loss or VaR, are exceeded.

Among the main activities of the market risk management activities, we point out:

– to follow, calculate and analyze the market risk of the positions of the Conglomerate, by means of the VaR methodology;

– to follow the limits of Stop Loss established for the positions by the Senior Management;

– to make backtesting of the models adopted for measurement of market risks;

– to prepare sensibility analysis and simulate results in stress scenarios for the positions of the Conglomerate;

– to meet the demands of regulatory bodies concerning the calculation and sending of information related to prefixed positions, as well as the requirement of resulting capital (Circulars 2,972 and 3,046); and

– to analyze and follow the evolution of the markets, involving operations, quotations and liquidity of assets, including pricing methods and evaluation of structured operations and derivatives, in addition to calculation systems of volatilities and correlations.

Concerning the Resolution no. 3,464 of the National Monetary Council, which provides for the implementation of the market risk management structure, Banco Bradesco is aligned with the main demands carried out by the Central Bank, mainly related to policies, strategies and systems for risk management, in addition to stress tests.

Market Risk Analysis

The Organization adopts a conservative policy regarding market risk exposure. VaR (Value at Risk) limits are defined by the Executive Treasury Committee and validated by the Board of Executive Officers, compliance therewith is daily monitored by an independent area to the manager of positions. The methodology used to determine VaR has a reliability level of 97.5% and time horizon of 1 day. The volatilities and correlations used by the models are calculated on a statistical basis and are adjusted, when necessary, at facts not captured yet by the data used in the models and the sensibility of the participants of the work.

The last quarter was characterized by the high volatility level in international financial markets, a fact which has been observed since 3Q07. The maintenance of this volatility level was a result of the ongoing problems in the American mortgage market, which infected other types of assets, due to the importance of this sector to the American financial system and to the exposure of institutions from other countries to this market. The central banks of the main economies maintained a joint action to provide higher liquidity to the financial systems affected and, thus, contain the deterioration of the growth prospects of the world economy, mainly for the high funds investments and two reductions, in October and December, of 25 basis points in the basic interest rate in the U.S., from 4.75% p.a. to 4.25% p.a. Additionally, the institutions affected have obtained success in keeping adequate capitalization levels. These actions contributed to soften problems faced by the markets, but they were not enough to remove them definitively, since the risk of a stronger downturn of the North American economy remains.

Despite the high volatility level observed in 4Q07, there was a decrease in relation to the level recorded in 3Q07, and the Global VaR decreased in the period.

	R$ thousand

Risk Factors	2006				2007

	March	June	September	December	March	June	September	December

Pre-fixed	4,527	15,114	13,402	6,729	13,343	26,083	100,199	47,509
IGP-M	12,038	10,343	7,401	5,865	4,177	14,451	15,176	13,042
IPCA	40,900	40,855	45,753	17,108	37,787	59,679	171,366	93,481
TR	7,223	6,164	4,036	2,292	6,110	4,550	10,094	14,973
Domestic Exchange Coupon	3,410	8,609	745	2,714	467	930	686	2,972
Foreign Currency	8,331	851	5,734	3,154	420	5,107	6,182	969
Variable Income	2,053	2,935	1,198	1,552	2,743	967	1,450	5,527
Sovereign/Eurobonds and Treasuries	32,251	41,098	16,998	9,420	20,861	17,493	38,229	39,444
Other	3,413	1,002	250	73	70	5,328	9,134	9,329
Correlation/Diversification Effect	(50,799)	(41,206)	(18,765)	(15,976)	(18,005)	(68,877)	(209,561)	(118,306)
VaR	63,347	85,765	76,752	32,931	67,973	65,711	142,955	108,940
Average VaR in the Quarter	60,495	71,419	75,632	62,887	55,083	75,392	113,938	116,904
Minimum VaR in the Quarter	44,856	37,556	52,850	32,931	33,700	52,317	42,385	81,539
Maximum VaR in the Quarter	74,138	100,305	107,750	82,635	78,357	109,539	175,989	139,561

N.B.: Investments abroad protected by hedge operations are not considered in the VaR calculation, since these are strategically managed differently, with amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign securities positions, which are funding-matched.

The methodology applied and current statistical models are validated on a daily basis using backtesting techniques. The backtesting compares the daily VaR calculated with the result obtained with these positions (excluding result with intraday positions, brokerage rates and commissions). The main purpose of the backtesting is to monitor, validate and evaluate the adherence to the VaR model, and the number of disruptions must be in accordance with the reliability interval previously established in the modeling. The following chart shows the daily VaR and the corresponding result of the last 12 months, in which the adverse results exceed VaR only four times, that is, the number of disruptions is within the limit defined by the reliability level of the model adopted, showing its efficiency.

Backtesting – Global VaR

With the purpose of estimating the possible loss not included in VaR, Banco Bradesco daily evaluates the possible effects on the positions of stress scenarios. Stress Analysis is a tool that tries to quantify the negative impact of shocks and economic events financially unfavorable to the positions of the institution. Thus, crisis scenarios are determined for risk factors in which the Trading portfolio has a position. Thus, considering the diversification effect among risk factors, the possibility of average estimated loss in a stress situation would be R$474 million in the 4th quarter of 2007, and the maximum estimated loss would be R$578 million. In the quarter analyzed, the positions which would contribute the most, in terms of risk in a stress situation, were related to the short/medium term Brazilian sovereign risk securities and IPCA coupon.

	R$ thousand

	2007

Trading Portfolio Stress Analysis	Without Diversification Effect				With Diversification

	March	June	September	December	December

Stress Analysis - Trading Portfolio	463,991	623,524	889,505	626,632	403,230
Average in the Quarter	434,631	580,716	667,328	817,837	473,525
Minimum in the Quarter	284,863	340,138	473,897	626,632	371,634
Maximum in the Quarter	616,011	864,533	934,854	983,025	578,315

Besides the follow-up and control via VaR and stress analysis, a Sensitivity Analysis is made daily, which measures the effect on the portfolio of the movement of the market curves and prices.

Liquidity Risk Management

The liquidity risk management is made by the Department of Operational Control and is designed to control the different mismatched settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions. Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure manner.

Liquidity Risk Control

The Bradesco Conglomerate has a Liquidity Policy approved within the scope of the Executive Treasury Committee. On a daily basis, different information is consolidated and distributed - some are updated in real time - to the Treasury Department and to the Board of Executive Officers. In this Policy the minimum liquidity levels are defined to be maintained by the Banks of the Organization, as well as the liquidity management instruments in a normal scenario and a crisis scenario. The policies and controls established fully comply with Resolution 2,804 of the National Monetary Council.

The several reports comprise historical information which allows the evaluation of the behavior and level of liquidity maintained, as well as simulations for the time horizon of, at least, one year. The simulations are made with information of scenarios produced by the Department of Research and Economic Studies, and the balances of products budgeted by the Department of Budget and Control.

Management of Internal Controls and Compliance

We are continually developing policies, systems and internal controls to mitigate possible potential losses generated by our risk exposure and strengthen the processes and procedures focused on Corporate Governance. We have also adopted additional methodologies and criteria for identifying, measurement, monitoring risks and respective controls. The network of dedicated staff and the investments in technology and in personnel training and recycling, together, allow us to assert that Bradesco Organization’s internal control and compliance management is effective and is in line with international standards, so as to comply with the requirements set forth by national and international regulatory agencies. The Internal Control Area is one of the units of the Risk Management and Compliance Department, and is responsible for preparing and disclosing instructions of technical nature, criteria and procedures related to internal controls and compliance providing periodical status reports to the Internal Controls and Compliance and Audit Committees and to the Board of Directors.

The Internal Controls and Compliance Committee, each half year, issues opinion on the effectiveness of the Internal Controls System maintained in the Organization and submits it to the approval of the Board of Directors, at a specific meeting about the subject, with the following attributions:

a) to evaluate if the recommendations of improvements in the internal controls were duly implemented by the managers;

b) to certify the conformity of procedures with rules, regulations and applicable laws;

c) to follow the implantation and implementation of methodologies, models and corporate management tools of the operational risk, in conformity with the applicable rules; and

d) to appreciate the reports issued by the Regulatory Bodies and Internal and External Audits concerning the deficiencies of internal controls and respective measures of the areas involved.

Among the main items focused on internal control and compliance management, we highlight:

– the internal control structure has as basis the control component and objectives included in the methodology of Committee of Sponsoring Organizations – COSO for business areas and on the framework of Control Objectives for Information and related Technology – Cobit, for the Information Technology environments, and adheres to the 13 Basel Internal Control Principles and to the requirements of the Brazilian Central Bank. That structure strengthens the ongoing improvement of the process used to identify and assess controls and mitigate risks.

– the Compliance Agents responsible for executing the activities for identification, classification, assessment and monitoring of risks and controls, as well as for performing adherence tests and preparing and implementing action plans, according to models defined by the Internal Control Area.

– the Brazilian Payment System (SPB) Management, whose main activity is to monitor the delivery of all messages of SPB sent to and/or received by the Banks of the Organization and other participating entities. This activity is supported by an infrastructure of monitoring tools of the Organization’s information systems combined with continuous training and professional qualification with a view to ensuring full operationality and availability of funds. The said infrastructure has a Business Continuity Plan (BCP) to SPB, which is documented in a specific tool and with corporate access covering all possible risk scenarios, alternative operating website, human and technological resources and predefined actions enabling the reduction of the impact that an operating unavailability, for any reason, may cause in business processes. In order to ensure the effectiveness of PCN-SPB, tests and simulations defined in an annual calendar are carried out. After each test evidences are generated, with improvement actions whenever the case may be, and results are published in our corporate intranet. Aiming at the clients’ protection against fraud and errors, the messages about financial transferences generated through SPB of the Organization’s Banks, are monitored online by means of an intelligent system called TED (Available Electronic Transference) Legitimation, with a view to hinder improper money outflow and, accordingly, to ensure more security and reliability to the transactions.

– the Organization maintains specific policies, processes and systems to prevent the utilization of its structure, products and services for money “laundering”, illegal businesses, connected to corruption or, also, to the financing of terrorism. Strong investments are made in the training of its employees, with programs in several formats such as videos, e-learning and presence courses, including specific courses for the areas in which the activities require it. A multidepartmental commission evaluates the pertinence of the submission of the suspicious or atypical cases identified to the proper authorities, whether the operation has been carried out or not. The Executive Committee of Prevention and Fight against Money “Laundering” and Financing to Terrorism meets on a quarterly basis to evaluate the progress of the work and the need to adopt new measures with the intention to align the Organization’s Program of Prevention and Fight against Money “Laundering” and Financing to Terrorism to the rules from the regulatory bodies and to the best international practices.

– Information Security basically comprises a set of controls, including policies, processes, organizational structures and security rules and procedures. It aims at protecting clients’ and the Organization’s information, in the confidentiality, integrity and availability aspects.

– Bradesco Organization created the Corporate Policy on Information Security, whose guidelines are made available on our website, and maintains a formal infrastructure, whose purpose is to promote the corporate management of Information Security, and thus providing effective protection to Information Assets. The Corporate Policy on Information Security includes Privacy Guidelines, voluntarily set forth by Bradesco Organization, aiming at protecting the privacy of its clients’ data. This reflects the values of the Organization and reassures its commitment to the continuous improvement of Data Protection process efficiency.

– A Business Continuity Plan – BCP was also set forth, in which actions to be taken are standardized, in order to, in crisis periods, make effective the recovery and continuity of business crucial process, avoiding or minimizing financial losses for the Organization and its clients.

– In order to maintain total compliance to these procedures, constant training and awareness programs, as well as reviews of the policies, are carried out.

In this context, Bradesco Organization obtained in June 2007, according to Form 20-F filed with the SEC – U.S. Securities and Exchange Commission, the certification of its internal controls, audited by PricewaterhouseCoopers, focused on the preparation of the accounting and financial statements related to the fiscal year ended on December 31, 2006, in accordance with the requirement in Section 404 of U.S. Sarbanes-Oxley Act of 2002.

Continuous Improvement

Operational Risk Management

Under the corporate scope, Bradesco Organization defines operational risk as the risk of loss resulting from inadequate or faulty internal processes, people and systems and from external events which may or may not cause the interruption of businesses.

Operating Risk Control

The operational risk management is based on the preparation and implementation of methodologies and tools that standardize the format of collection and treatment of the loss historical data and is in accordance with the best practices of operational risk management. The works related to operational risk are in line with the best market practices, as well as the new corporate platform, which is under validation process. This new corporate system, called Operational Risk and Internal Control System – ROCI, has the advantage of integrating in a single data base Operational Risk and Internal Controls information and will also meet the requirements established in Section 404 of Sarbanes-Oxley Act.

This new systemic outline via the web will increment the Organization’s Operational Risk Management, as it improves the activities of capture, identification, measurement, monitoring and report, by means of a unified platform, providing the necessary qualitative support given by the Internal Controls Areas to analyses made by the Operational Risk Area. It also allows to meet the guidance in the New Capital Basel Accord, the schedule established by the Brazilian Central Bank, by means of the Notice no. 12,746, issued in December 2004 (and substituted by Notice 16,137/07) and the requirements in Resolution no. 3,380 of Bacen which provides for the implementation of the operational risk management structure in financial institutions.

The historical data base of Operational Risk completed 4 years of storage at the end of 2007, and is in compliance with the minimum provided for according to paragraph 672 of Basel II for application of the advanced methodology. The data for preparation of the model calculation are obtained by means of accounting accounts opened exclusively for registration of losses resulting from Operational Risk events. From this information internally obtained we made the calculations related to the advanced method of capital allocation separated by company which comprises the financial consolidated.

The centralized operational risk management meets all activities of the Organization, including the ones of the Insurance Group. As a result of this strategy, it was possible to obtain synergy and rationalization of resources, for the convergence of implementation of concepts of Basel II and Solvability II, unifying the criteria within Bradesco Organization, in conformity with Resolution no. 3,380 in what concerns the financial economic consolidated statement.

Approaches and Implementation of Basel II

For purposes of operational risk management and respective capital allocation, the recommendations in the New Capital Accord - Basel II and concepts required by the Brazilian Central Bank by means of Impact Studies carried out in 2005 and 2006, comprise the following approaches:

– Basic (BIA – Basic Indicator Approach): application of a single percentage on the gross result for the last 36 months.

– Standardized (STA - Standardized Approach): application of distinct percentages on gross result for the last 36 months segregated by business lines.

– Alternative (ASA – Alternative Standardized Approach): application of a fixed percentage (factor M) on the average of credit assets (Business Lines: Retail and Commercial Bank) and distinct percentages on the gross result segregated by other business lines.

– Aggregated Alternative (ASA 2): guided by the Brazilian Central Bank, it is different from ASA –Alternative Standardized Approach as to the segregation of the business lines.

– Advanced (AMA – Advanced Measurement Approach): the focus on losses resulting from operational events by means of the construction of proprietary models for purposes of management and capital allocation.

For the advanced approach (AMA), which is the purpose of the Organization, we used the Loss Distribution Approach methodology (LDA), which comprises the estimate of distribution of severity (loss amount) and frequency (number of events) for each Business Line and Loss Event. To model the severity, we used statistic distributions, from which we point out the exponential, gamma, weibull and lognormal. For the modeling of the frequency distribution, we used distributions of poisson, geometric and negative binomial.

We made the simulation of distributions of severity and frequency using the simulation methodology of Monte Carlo and thus we determined the distribution of aggregated loss that reflects the estimate of expected loss (EL) and exposure to risk in the horizon of certain period of time (monthly, quarterly, annually etc.), considering the businesses and controls environment existing at the time of the calculations. In the simulation methodology of aggregated losses we included the possibility of using the correlation between events of loss or business lines, allowing a more accurate determination of the capital related to the exposure of Operational Risk. Key indicators of risk, controls and analysis of scenarios are used to estimate loss models considering changes in businesses and controls environments.

We consider the exposure to the Operational Risk, that is, the capital to be allocated, as the unexpected loss (UL), which is represented by the difference obtained between the expected loss (EL) and the VaR (Value at Risk) measure with 99.9% of reliability, which will be reflected on future capital allocations by the advanced method. Additionally, we calculated the TVaR ( Tail Value at Risk) measure which is the expected loss value in case this is higher than the VaR with 99.9% of reliability. Below there are the classifications of losses arising from the operational risk:

Aggregated Loss Value

We are analyzing the possibility of participating in the world consortium of data base of losses for financial intuitions, called ORX (Operational Riskdata eXchange Association) to use information made available with the intention of assisting in the calculations of analyses of scenarios and comparisons of the positioning of Bradesco concerning large global players in relation to loss events.

Operational Risk Analysis

The Brazilian Central Bank required in September/2007 to 12 financial institutions the participation in an impact study of all operational losses recorded, called LDCE – Loss Data Collection Exercise. The reference data required was June 2007 and applied to the financial consolidated. The recovery concept to be adopted in the calculation of the exposure to the risk would be only that coming from insurance.

We participated in this study and sent the data establishing a cut line of one thousand reais for events registered in Banco Bradesco and cut line exemption for those belonging to connected financial companies. However, there are events registered in the Bank that were fully reported inclusively below the cut line as we have managerial information that supports registrations, such as: losses in credit and debit cards, civil and labor indemnifications, maintenance etc. Below we show a comparative table between the methods determined of capital allocation and the analyses of frequency and severity by events of loss and business lines updated until the reference date of September/2007.

Representativeness in Relation of the Basic Method (BIA) – Reference date: September 2007

	Approach (1)

Business Line	BIA	ASA	ASA2	AMA (VAR)

– Corporate Finance	100.0%	0.5%	–	0.0%
– Negotiation and Sales	100.0%	16.2%	–	0.5%
– Retail Bank	100.0%	6.6%	–	21.9%
– Commercial Bank	100.0%	7.7%	–	0.4%
– Payment and Settlement	100.0%	7.1%	–	2.1%
– Centralized Services	100.0%	0.9%	–	0.9%
– Asset Management	100.0%	2.4%	–	0.2%
– Retail Brokerage	100.0%	0.0%	–	<0.1%
– Aggregate LOB (2)	–	–	28.5%	–
– Retail and Commercial Bank (3)	–	–	15.9%	–
– Corporate (4)	–	–	–	5.9%
Total	100.0%	41.4%	44.4%	32.1%

(1) Calculated by the criterion Central Bank of Brazil, Financial Conglomerate (Cadoc 4040);
(2) and (3) Business line used for the Aggregate Alternative Standard Method (ASA2); and
(4) Business line used for the Advanced Method (AMA).

For a better understanding of the following tables, initially we present the definitions of the 8 categories of loss events and 9 business lines composing the matrix 8 x 9 which we use for the behavior analyses of operational losses we adopt in our internal model: They are as follows:

Loss Events

1. External Fraud – fraudulent actions practiced by clients or third parties.

2. Internal Fraud – fraudulent actions practiced by an employee of the Organization or with his/her indirect participation.

3. Human Resources – practices related to the management of human resources, labor demands, security and occupational medicine.

4. Commercial Relations – improper commercial practices used in the trading of products and services to clients or in the relationship with third parties, suppliers and service providers.

5. External Events – damages to physical assets and to persons which result or not in the total or partial interruption of the Organization’s activities.

6. Information Technology – failures in equipment, systems and/or technological infrastructure which result or not in the total or partial interruption of the activities.

7. Processes – deficiencies in the drawing of products and services or in the execution of the operational and control activities.

8. Regulatory – legal modifications established by governmental authorities that interfere in the private relations and change rights and obligations legally contracted.

Business Lines:

1. Corporate Finance – complex operations carried out by banks involving intermediation of mergers, spin-offs, acquisitions and incorporations of companies, as well as structuring of financial and investment operations to make them viable with national or foreign funds.

2. Negotiation and Sales – treasury operations.

3. Retail Bank – banking operations for the large public, offering different products and services.

4. Commercial Bank – operations that provide funds for short and medium-term financing, commerce, industry and companies that provide services.

5. Payments and Settlements – services provided to clients and state-owned organizations related to payments and collections, transfers of funds, compensation and settlement.

6. Centralized Services – services provided within the scope of branches, however the processing occurs in back office through premises that carry out these activities in a centralized manner.

7. Fund Management – it is related to the management of funds from third parties (clients) under our responsibility whose resources are allocated in funds for separation of the management of the resource.

8. Retail Brokerage – it is about values charged from clients for the provision of services related to the intermediation of securities (operations on the stock exchange).

9. Corporate – it is about values not liable of registration in any business line suggested by Basel II. They represent events that are not necessarily connected to products and/or services provided by the Organization.

Percentage of Quantity of Loss by Business Line and Loss Event

	Internal	External	Human	Commercial	External	Information	Processes	Regulatory	Overall
	Fraud	Fraud	Resources	Relations	Events	Technology			Total

Corporate Finance	0.0%	0.0%	0.0%	<0.1%	0.0%	0.0%	0.0%	0.0%	<0.1%
Negotiation and Sales	0.0%	0.0%	<0.1%	0.0%	0.0%	<0.1%	0.4%	0.0%	0.4%

Retail Bank	0.3%	66.6%	2.3%	1.8%	5.2%	0.3%	10.7%	3.5%	90.8%

Commercial Bank	<0.1%	0.1%	<0.1%	<0.1%	<0.1%	<0.1%	0.1%	0.0%	0.3%

Payment and Settlement	<0.1%	3.6%	<0.1%	<0.1%	<0.1%	<0.1%	1.2%	<0.1%	4.9%

Centralized Services	<0.1%	0.6%	<0.1%	<0.1%	<0.1%	<0.1%	0.1%	0.0%	0.7%
Asset Management	<0.1%	<0.1%	<0.1%	<0.1%	<0.1%	<0.1%	<0.1%	<0.1%	0.1%
Retail Brokerage	0.0%	<0.1%	0.0%	0.0%	0.0%	<0.1%	<0.1%	0.0%	<0.1%

Corporate	<0.1%	0.1%	1.3%	<0.1%	<0.1%	0.4%	0.9%	<0.1%	2.7%

Overall Total	0.4%	71.0%	3.6%	1.9%	5.3%	0.8%	13.5%	3.5%	100.0%

Period: January/2005 to September/2007

0% – 1%	1% – 5%	5% – 10%	> 10%

Percentage of Effective Loss by Business Line and Loss Event

	Internal	External	Human	Commercial	External	Information	Processes	Regulatory	Overall
	Fraud	Fraud	Resources	Relations	Events	Technology			Total

Corporate Finance	0.0%	0.0%	0.0%	<0.1%	0.0%	0.0%	0.0%	0.0%	<0.1%
Negotiation and Sales	0.0%	0.0%	<0.1%	0.0%	0.0%	<0.1%	0.2%	0.0%	0.2%

Retail Bank	0.8%	24.4%	31.4%	1.8%	1.3%	0.2%	9.0%	4.5%	73.2%

Commercial Bank	<0.1%	0.1%	0.3%	<0.1%	<0.1%	0.1%	0.2%	0.0%	0.7%

Payment and Settlement	0.1%	3.3%	0.0%	<0.1%	<0.1%	<0.1%	1.5%	<0.1%	4.9%

Centralized Services	0.2%	2.4%	<0.1%	<0.1%	<0.1%	<0.1%	0.1%	0.0%	2.7%

Asset management	<0.1%	<0.1%	<0.1%	<0.1%	<0.1%	<0.1%	<0.1%	<0.1%	0.1%
Retail Brokerage	0.0%	<0.1%	0.0%	0.0%	0.0%	<0.1%	<0.1%	0.0%	<0.1%

Corporate	<0.1%	0.2%	16.2%	0.1%	0.1%	0.4%	1.1%	0.1%	18.1%

Overall Total	1.1%	30.3%	47.8%	1.9%	1.3%	0.7%	12.2%	4.5%	100.0%

Period: January/2005 to September/2007

0% – 1%	1% – 5%	5% – 10%	> 10%

Distribution of the Percentage of Effective Loss of Loss Events

Period: January/2005 to september/2007

For the standardized methods of Operational Risk, we made calculations by company which comprises the financial consolidated. Below we show the results obtained by the Basic Indicator Approach (BIA), the Alternative Standardized Approach (ASA), and the one called Aggregated Alternative Approach, provided for in the New Capital Accord. We emphasize that the Alternative Standardized method requires a lower capital allocation when compared to the other ones.

Participation among Approaches in the Calculation of Capital Allocation for Operational Risk (*)

	December – in percentage

Approach	2007	2006

Basic Indicator (BIA)	100.0	100.0

Alternative Standardized (ASA)	40.0	43.9
Corporate Finance	0.6	0.3
Negotiation and Sales	14.6	17.8
Retail Bank	6.9	6.3
Commercial Bank	7.7	8.3
Payment and Settlement	6.9	7.7
Centralized Services	1.0	0.9
Asset Management	2.3	2.6
Retail Brokerage	0.0	0.0

Alternative Standardized 2 (ASA 2)	43.2	46.9
Aggregated LNs	26.8	30.8
Retail and Commercial Bank	16.4	16.1

(*) Calculated according to the Brazilian Central Bank criteria, according to the Financial Consolidated.

Capital Management

The Organization's capital management seeks to optimize the risk to return ratio, in such a way to minimize losses through the well-defined business strategies and maximizing efficiency in the combination of factors impacting on the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) in December 2007 – R$ million

Calculation Statement

	Financial	Total
Calculation Basis	Consolidated(1)	Consolidated (2)

Stockholders' Equity	30,357	30,357
Decrease in Tax Credits pursuant to Bacen Resolution 3,059	(81)	(81)
Decrease in deferred assets pursuant to Bacen Resolution 3,444	(214)	(273)
Decrease in gains/losses of mark-to-market adjustments in DPV and derivatives
pursuant to Bacen Resolution 3,444	216	216
Minority Interest/Other	252	156
Reference Stockholders’ Equity Level I	30,530	30,375
Gains/losses sum of mark-to-market adjustments in DPV and derivatives
pursuant to Bacen Resolution 3,444	(216)	(216)
Subordinated Debts/Other	11,838	11,750
Reference Stockholders’ Equity Level II	11,622	11,534
Total Reference Stockholders’ Equity (Level I + Level II)	42,152	41,909
Deduction of Instruments for Funding pursuant to Bacen Resolution 3,444	(41)	(461)
Reference Stockholders’ Equity	42,111	41,448
Risk-Weighted Assets	269,136	296,736
Capital Adequacy Ratio (%)	15.65	13.97
• Tier I	11.34	10.24
• Tier II	4.32	3.89
• Deduction – Instruments for Funding	(0.01)	(0.16)

Ratio Variation (in percentage)
Ratio in December 2006	18.76	16.48
Movement in the Reference Stockholders’ Equity:	3.74	3.00
• Net Income for the Year	4.28	3.76
• Interest on Own Capital/Dividends	(1.50)	(1.32)
• Mark-to-Market Adjustment – TVM and Derivatives	(0.10)	(0.08)
• Capital Increase through Subscription, Stock Merger and Goodwill	0.42	0.37
• Subordinated Debt	0.72	0.63
• Instruments for Funding	(0.02)	(0.22)
• Other	(0.06)	(0.14)
Movement in Weighted Assets:	(6.85)	(5.51)
• Securities	(0.68)	(1.01)
• Loan Operations	(2.61)	(1.93)
• Tax Credit	(0.26)	(0.24)
• Risk (Swap, Market, Interest Rate and Foreign Exchange)	(1.23)	(0.99)
• Memorandum Accounts	(0.72)	(0.56)
• Other Assets	(1.35)	(0.78)
Ratio in December 2007 (3)	15.65	13.97

(1) Financial companies only.
(2) Financial and non-financial companies.
(3) Article 9 of Circular 3,367 of Bacen provides for the option for the exclusion prerogative, for purposes of determination of the Capital Adequacy Ratio, of the sold position in foreign currency, including computing the tax effects, carried out with the purpose of providing hedge for the interest in investments abroad. If we choose this prerogative, the Capital Adequacy Ratio on December 31, 2007 would be 18.90% in the Financial Consolidated and 16.55% in the Total Consolidated.

Cards

	2006			2007

	3rd Quarter	4th Quarter	Year	3rd Quarter	4th Quarter	Year

Cards Base – in thousands	53,331	57,942	57,942	67,228	70,469	70,469
Credit	10,932	12,980	12,980	16,282	17,543	17,543
Debit	38,786	40,076	40,076	42,079	43,200	43,200
Private Label	3,613	4,886	4,886	8,867	9,726	9,726
Revenue – R$ million	10,613	12,328	38,720	13,641	15,591	53,683
Credit	6,881	7,492	23,233	8,456	9,321	32,774
Debit	3,442	4,241	14,243	4,075	5,044	16,787
Private Label	290	595	1,244	1,110	1,226	4,122
Number of Transactions – in thousands	159,492	181,707	619,178	205,106	228,601	798,474
Credit	78,907	86,643	293,775	103,538	111,582	393,638
Debit	76,331	88,102	309,532	86,892	100,875	351,614
Private Label	4,254	6,962	15,871	14,676	16,144	53,222

Credit Cards

Bradesco has been increasing its share in the segment, making the most complete line of Cards available in the country. It provides Visa, American Express, Mastercard and Private Label credit cards, which stand out for the range of benefits and convenience offered to its associates.

It launched in 2007 the service of Payment in Installments of the Bill, which finances the balance of the bill from 2 to 12 fixed installments with specific financial charges by type of card, increasing the options of the client for the payment of the bill.

Bradesco this year intensified its sale actions with American Express Cards making available special promotions for its clients and also for Prime clients in the pre-sale of tickets, from June 4 to July 1, 2007, for the spectacle of the new tour Alegria of Cirque du Soleil which will perform in six Brazilian capitals from September 14, 2007 to June 8, 2008, with exclusive sponsorship of Bradesco and American Express Cards.

Innovatively, Bradesco launched in Brazil the Credit Card FixCard which, in addition to having reduced interest rates, allows the client to plan his/her expenditures previously knowing the value he/she will monthly pay.

Bradesco also launched the CredMais INSS credit card, for retirees and pensioners of INSS (Brazilian Social Security Institute) with a view to meeting the standards required by this entity and offering reduced interest rates for financings.

Always attentive to the new opportunities, Bradesco launched the Blue Card of American Express to acknowledge the lifestyle of a special public. This transparent card, whose design is innovative and modern, is full of special benefits.

Bradesco entered into an agreement with the government of Amazonas which provides for the donation of R$70 million to Fundação Amazonas Sustentável. A part of the annual investments will come from revenues obtained with credit cards connected to the theme which will be created by the Bank.

In December 2007, Bradesco increased by 35.2% its Credit Card base in relation to December 2006 and the number of transactions climbed 34.0% in relation to the previous year.

The revenue of the 4th quarter of 2007 reached R$ 9 billion with a 10.2% increase compared to the previous quarter.

Credit Cards Base – thousand

Credit Cards Revenue – R$ million

Debit Cards

Bradesco closed December 2007 with 43 million Debit Cards, 7.8% higher than the base of December 2006. The average number of transactions per Card in 4Q07 grew 13.1% compared to the previous quarter, and the total number of transactions made by Debit Card in 4Q07 was 101 million, a 16.1% growth compared to the previous quarter.

In terms of revenue, there was an increase of 17.9% over 2006. The financial volume reached R$ 17 billion in 2007.

Debit Cards Base – thousand

Debit Cards Revenue – R$ million

Private Label Cards

In this market, Bradesco operates in the issuance of cards through operating agreements with retail stores which operate in the segments of electrical appliances, supermarkets, department stores, clothing, drugstore and cosmetics highlighting agreements with the stores Casas Bahia, Comper, Carone, Dois Irmãos, G. Barbosa, Coop, LeaderCard, Esplanada (Grupo Deib Otoch), Luigi Bertolli, Panvel, Drogasil and O Boticário, as one way to appreciate and make its clients loyal, making available the access to bank products and services.

In 2007, revenue added up to R$4,122 million, with 53.2 million transactions, closing the period with 9.7 million cards in the base, figures substantially higher than the ones recorded in 2006: revenue added up to R$1,244 million, with 15.9 million transaction and 4.9 million cards in the base.

Meal and Food Cards

In partnership with other issuers and Visa International, Bradesco constituted Visa Vale and actively participates in the distribution of its cards.

The value proposal for this business, besides reducing the operational cost, increases the efficiency of means of payment with 100% of the electronic transactions, and offers higher security and convenience for companies and workers.

Bradesco contributes with a base of 1.5 million Visa Vale Cards in 2007, representing a growth of 23.5% compared to 2006. Sales result in 2007 amounted R$ 2,098 million, a growth of 25.5% compared to 2006.

Revenue from Cards

Card services revenue reached, in 2007, R$ 2,449 million, with a growth of 39.3% compared to 2006, due to the outstanding performance mainly in revenues on purchases and services.

The revenues coming from financing had a 77.1% increase compared to 2006, reaching R$2,314 million.

Credit Card Assets

In 4Q07, Credit Card assets, which include financings to the bearer, advances to establishments and credits for cash purchases or by installments, increased by 55.8% compared to the same period in 2006, ending the quarter with R$12,567 million.

Credit Card Assets – R$ million

Social-environmental Responsibility

Since 1993, Bradesco Cartões promotes social-environmental and humanitarian actions, transferring to philanthropic entities part of the annual fees of cards. It is worth to point out the issuance of SOS Mata Atlântica, AACD, APAE and Casas André Luiz cards. In 2007, R$ 5.8 million were transferred.

International Area

The International Area operates under the following framework:

10 Units Abroad (Branches and Subsidiaries)

Branches:

New York	–	Bradesco
Grand Cayman	–	Bradesco (2) and BMC
Nassau	–	Bradesco
Subsidiaries:
Buenos Aires	–	Banco Bradesco Argentina S.A.
Luxembourg	–	Banco Bradesco Luxembourg S.A.
Tokyo	–	Bradesco Services Co., Ltd.
Grand Cayman	–	Cidade Capital Markets Ltd.
Hong Kong	–	Bradesco Trade Service Ltd.

12 Operating Units in Brazil and 13 Exchange Platforms

Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo and Vitória. There are also 13 exchange platforms located in ABC, Belém, Caxias do Sul, Franca, Goiânia, Guarulhos, Joinville, Jundiaí, Londrina, Novo Hamburgo, Ribeirão Preto, Santos and Sorocaba.

After the end of 2007, the numbers presented reaffirm the commitment of the Bradesco Organization International Area to the expansion, strengthening and consolidation of the exchange market and Brazilian foreign trade.

Export Market

Specifically in this product, total contracts entered into amounted to US$39.2 billion during 2007, resulting in an increase of approximately 18.4% when compared to the amount of US$33.1 billion recorded in 2006.

The market share obtained in the product in 2007 is 20.5% .

Financings to Brazilian Exports

Bradesco’s International Area financed the amount of US$14.7 billion during 2007, surpassing by 13.9% the total financing destined for this modality in 2006 of US$12.9 billion. It is important to point out that these amounts comprise the US$767.4 million in 2007 andUS$1.2 billion in 2006 of BNDES – Exim financings.

Import Market

In this modality, the total of agreements entered into during 2007 reached the amount of US$17.3 billion, a growth of around 29.1% compared to the performance obtained in 2006, when they added up to US$13.4 billion. It is worth pointing out that the growth presented by the market in 2007 was 24.6% . As a result of this performance, the market share increased from 15.4% in 2006 to 16.1% in 2007.

Financings to Brazilian Imports

The total financings granted to Brazilian import companies had an even better performance. The amount released reached US$1.8 billion, a growth of 122.2% against a total of US$810 million released during 2006.

Volume of Exchange Closing – US$ billion

Export Market

Import Market

At the end of 2007, the International Area showed, in its Asset Portfolio, the significant balance of US$12.4 billion, comprising in this amount the financings to export and import, international guarantees granted, including confirmed export letters of credit, loans to Brazilian companies headquartered abroad and committed lines.

When compared to the balance at the end of 2006 of US$8.5 billion, the Asset Portfolio had an increase in dollars of about 46.1% .

The following table analytically demonstrates the balances of the several products comprising the International Area Portfolio on the reference dates of 12.31.2006 and 12.31.2007:

	December 2006		December 2007

Foreign Trade Portfolio	US$ million	R$ million	US$ million	R$ million

Export Financing
Advance on Foreign Exchange Contracts – Undelivered Bills	2,035	4,349	3,011	5,332
Advance on Foreign Exchange Contracts – Delivered Bills	718	1,534	851	1,507
Export Prepayments	1,828	3,907	3,027	5,362
Onlending of Funds Borrowed from BNDES – Exim	1,183	2,528	1,359	2,407
Exports Credit Note/Certificate – NCE/CCE	167	358	516	913
Documentary Drafts and Bills of Exchange in Foreign Currency	4	8	4	7
Indirect Exports	8	18	–	–
Total Export Financing	5,943	12,702	8,768	15,528

Import Financing
Foreign Currency	321	686	621	1,100
Imports Draft Discounted	394	841	592	1,049
Open Import Credit	113	242	204	361
Total Import Financing	828	1,769	1,417	2,510

Collateral
Foreign Collateral Provided	420	898	477	845
Total Foreign Collateral Provided	420	898	477	845

Total Foreign Trade Portfolio	7,191	15,369	10,662	18,883

Loans via Branches Abroad	823	1,758	1,113	1,971
Committed Lines	476	1,018	625	1,107

Overall Total	8,490	18,145	12,400	21,961

With the purpose of intensively supporting companies operating in exchange and foreign trade, and, mainly, those intending to enter this market, Bradesco Organization, through its International Area, is investing in the expansion of its structure of services. During 4Q07, Bradesco opened six new exchange platforms assisting service units in ABC, Caxias do Sul, Joinville, Jundiaí, Londrina and Novo Hamburgo. These platforms, like the other 7 ones in the structure, were installed with Bradesco Empresas segment, aiming at the areas’ synergy in the prospect of new potential clients, and in the increment of the market share with existing clients.

We also highlight in the area structure, the creation, in the second half of 2007, of the Regional Exchange Management composed by: North, South and São Paulo Regional.

It was also made available for its client’s new options for consultation of exchange operations in Net Empresas as of September 2007.

These options aim to provide Bradesco clients with comfort and security in the consultations of Export and Import operations, executed exchange contracts, and access operations launching notices. These notices can be received through Infoemail.

The funding necessary for the foreign trade financing is obtained from the international financial community, by means of credit lines granted by correspondent banks abroad. At the end of 2007, approximately 98 banks, especially U.S., Asian and European banks, had extended credit lines to Bradesco.

During 2007, we recorded that, in addition to the traditional funding source of correspondent banks aimed totally at financing the Brazilian foreign trade, Bradesco Organization raised US$1.3 billion in the international capital markets. In this amount, we point out two securitization operations, both with a 7-year term, called MT 100 in the amounts of US$500.0 and US$400.0 million, closed, respectively, on 6.11.2007 and 12.20.2007.

The amount raised is due to long and medium-term public and private placements. These funds were also allocated to the financing of the foreign trade and to working capital loan.

The following table lists the outstanding operations on the reference date December 2007:

Foreign Public Issuances – Outstanding – Reference Date: December 2007 (Amounts exceeding US$50 million)

Issuances	Currency	Million	Date issued	Maturity

Subordinated Debt	US$	150	12.17.2001	12.15.2011
Subordinated Debt (US$133.2 million)	Yen	17,500	4.25.2002	4.17.2012
Subordinated Debt	US$	500	10.24.2003	10.24.2013
Subordinated Debt (US$275.9 million)	Euro	225	4.15.2004	4.15.2014
FIRN	US$	125	12.11.2004	12.11.2014
FIRN	US$	100	8.8.2005	8.4.2015
FxRN – BRL (US$100.0 million)	R$	227	10.3.2005	1.4.2010
FxRN	US$	150	2.10.2005	1.2.2008
FxRN	US$	200	3.23.2007	4.1.2008
Securitization MT 100 – Series 2007-1 – Floating	US$	250	6.11.2007	5.20.2014
Securitization MT 100 – Series 2007-2 – Floating	US$	250	6.11.2007	5.20.2014
Securitization MT 100 – Series 2003-1 – Fixed (1)	US$	118	8.20.2003	8.20.2010
Securitization MT 100 – Series 2004-1 – Fixed (1)	US$	80	7.28.2004	8.20.2012
Securitization MT 100 – Series 2007- 3 – Floating	US$	200	12.20.2007	12.20.2014
Securitization MT 100 – Series 2007- 4 – Floating	US$	200	12.20.2007	12.20.2014
Perpetual Securities (2)	US$	300	6.3.2005	Perpetual
Public Issuance	US$	3,167
Private Issuance	US$	325
Overall Total (equivalent in US$)	US$	3,492

(1) International Diversified Payment Rights Company.
(2) Perpetual Non-cumulative Junior Subordinated Securities.

The main activity of the agencies and subsidiaries abroad is the support to financing of the Brazilian foreign trade, as well as funding from the international financial community and Brazilian companies with units abroad.

The main goal of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking clients, as well as to increase foreign trade operations.

The following table shows the book balances of assets and stockholders’ equity of the units abroad on the reference dates of 12.31.2006 and 12.31.2007:

	US$ million

Foreign Branches and Subsidiaries	December 2006		December 2007

	Total Assets	Stockholders’	Total Assets	Stockholders’
		Equity		Equity

Bradesco Nova York	1.070	159	1.900	169
Bradesco Grand Cayman	8.387	3.783	10.367	3.962
BMC Grand Cayman	–	–	47	44
Boavista Nassau (1)	9	9	–	–
Bradesco Nassau (2)	–	–	24	24
Cidade Capital Markets Ltd. – Grand Cayman	34	34	36	36
Bradesco Services Co., Ltd. – Tokyo	1	1	1	1
Banco Bradesco Argentina S.A. (3)	21	17	36	31
Banco Bradesco Luxembourg S.A.	526	143	532	152
Total	10.048	4.146	12.943	4.419

(1) End of activities on 12.31.2007 – the amount of US$9.2 million was transferred to Bradesco Nassau.
(2) Start-up of activities on 8.16.2007.
(3) Capital increase on 5.29.2007 in the amount of US$14.0 million.

Cash Management Solutions

Cash management solutions are structured by an area composed of experts who conduct analysis and implementation of customized, parameterized and converging solutions, taking into account the company, its suppliers, its clients, employees, and other stakeholders, conditioned to the needs of cash management of the companies, maximizing results in the mutual view of businesses offered and operated with clients, with a technological synergy of the products and channels involved.

Among the key product and service solutions made available by Bradesco, we point out the following:

Receivables Solutions

Bradesco Online Collection

The high efficiency standards of Bradesco's online Collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their Accounts Receivable management needs. As a result of these features, Bradesco Collection is the market leader, generating other business opportunities for the Organization.

Tax Payment and Collections

Developed based on high standards of efficiency and quality, Bradesco's tax payment and collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions; on the other hand, they effectively interact with the different Government Departments in the federal, state and local scope and with Public Utility concessionaires. These are emphasized for the speed and security in processed information and amounts collected.

Payment Solutions

Pag-For Bradesco (Suppliers Payment), Bradesco Net Empresa and PTRB (Electronic Payment of Taxes)

Based on the same efficiency commitment, Bradesco's payment solutions available via Pag-For Bradesco, Bradesco Net Empresa and Electronic Payment of Taxes products, meet all clients’ needs, enabling supplier payments, tax settlements and wire transfers, via online or through the transmission of files with speed and security.

In 2007, payment solutions corresponded to 170.4 million payment transactions, enabling the management of Accounts Payable of more than 500 thousand companies.

Corporate Solutions

Bradesco Digital Certificate

Attentive to the market trends, Bradesco is accredited as Register Authority to issue the Digital Certificate, an electronic identification document ensuring integrity, authenticity and the irreversibility of any transaction or message, assisting to maintain the confidential data protected, in addition to allowing documents storage.

Bradesco Digital Certificate is legally valid and is digitally signed by a Certifying Authority, and may be used for documents digital signature.

Government Authority Solutions

The activities of the Government Authority area comprise a specialized service to entities and bodies of the Executive, Legislative and Judiciary Branches, within the federal, state and municipal scopes, in addition to Independent Governmental Agencies, Public Foundations, Government and Mixed Companies, Armed Forces (Army, Navy and Air Force) and Auxiliary Forces (Federal, Military and Civil Police), identifying business opportunities and structuring customized solutions, also counting on a portal on the Internet (www.bradescopoderpublico.com.br), aiming at conquering new clients, strengthening relationships, and establishing a consolidated presence before the Public Authorities.

The website presents Corporate Solutions for Payments, Receipts, HR and Treasury to Governments, and has an exclusive place for Public Servants and Military Policemen, with all the products and services Bradesco makes available for these clients.

Statistical Data

	Number of Transactions - million

	2006			2007

	3rd Quarter	4th Quarter	Year	3rd Quarter	4th Quarter	Year

Receipt Solutions (1)	245.4	273.5	979.2	291.4	301.0	1,132.3
Payment Solutions	37.6	39.2	144.0	44.1	47.4	170.4
Total	283.0	312.7	1,123.2	335.5	348.4	1,302.7
Taxes	20.8	19.5	81.2	23.0	21.4	91.9
Water, Electricity, Telephone and Gas	45.3	48.2	173.4	51.9	54.5	205.8
Social Security Payments (2)	14.0	14.3	55.0	14.9	16.1	60.6
Total Public Sector (*)	80.1	82.0	309.6	89.8	92.0	358.3

(1) Total movement (funding, write-offs, credits etc.).
(2) Total of beneficiaries: more than 4.928 million retirees and pensioners (corresponds to 19.6% of the population subject to INSS). R$32.915 billion were paid.
(*) Includes public and privatized utility service concessionaires:
    Payments by means of automatic debit
    50.418 million –2006.
    51.122 million –2007.
Amounts received - R$27.284 billion in light, gas and telephone bills.

Growth – Receipt and Payment Solutions

Growth - Public Sector

Qualified Services to the Capital Markets

Bradesco, by means of the Stock and Custody Department, is one of the main suppliers of Qualified Services for the Capital Markets, being the national leader in Qualified Custody, according to Anbid ranking. With a modern infrastructure and specialized team, Bradesco proposes innovative solutions, expanding service options and generating operating flexibility to its clients.

In addition to structuring the best products and services, it submits its processes to the Quality Management System ISO 9001:2000 and Good Priv@cy. There are 13 Certifications related to Data Privacy and Quality that ensure absolute tranquility to clients.

The Stock and Custody Department provides Qualified Services to the Capital Markets related to the Bookkeeping of Assets: Stocks, BDRs – Brazilian Depositary Receipts; Investment Fund Quotas, Certificates of Real Estate Receivables – CRIs and Debentures; Qualified Custody of Securities; Custody of Stocks for Coverage of DRs - Depositary Receipts; Controllership of Investment Funds and Managed Portfolios; Mandatory Bank; Investment Fund in Credit Rights – FIDC; Investment Fund in Interest –FIP, Qualified Depository and Compensation Agent.

Our services:

Assets Bookkeeping

In this segment, Bradesco offers Bookkeeping Services for Stocks, Brazilian Depositary Receipt – BDR, Investment Fund Quotas, Certificates of Real Estate Receivables – CRIs and Debentures.

Stocks

A pioneer of this segment in the country, Bradesco has services that gather all procedures related to the bookkeeping of stocks, serving more than 2.7 million stockholders.

The Bradesco System of Book-entry Stocks was developed to serve publicly-held or closely-held companies, in all their needs related to the registration and updating of the stocks issued, either Book-entry or Registered stocks. By means of the website Bradesco Custody (www.bradescocustodia.com.br), the company may access online and in real time the positions of its stockholders, verify registration, banking data etc, stock movements and also consult dividends resolved (Dividends/Interest on Own Capital) paid and/or to be paid of its investors. The system makes available daily the total base of stockholders of the companies, showing the position of stocks registered in the records of the Depository Financial Institution and/or Brazilian Clearing and Depository Corporation - CBLC. Bradesco also offers to investors of the companies to which it provides Stock Bookkeeping services a customized assistance by means of the Network of Branches in the whole country.

We point out the participation of Bradesco as the Depository Financial Institution of the Companies’ Stocks, in the going public operations - Initial Public Offering (IPO), whose market share was 25% share among the structured operations in 2007.

BDRs – Brazilian Depositary Receipts

A pioneer and developer of the depository service of BDRs traded on the stock exchange, Bradesco offers in its bookkeeping service of BDRs, the registration of the Program with the CVM and Bacen, the control of issuances and cancellations of BDRs and the management of all events, in addition to customized assistance to investors by means of the Network of Branches.

Investment Fund Quotas

The Bradesco System of Book-entry Quotas was developed to meet the needs of the clients in the activities related to their funds managed and in the bookkeeping of quotas of these funds, in order to enable access to their positions, registration data of quotaholders and issuance of reports.

Bradesco Book-entry System eliminates the complexity of the conventional system, making easier the work of brokerage firms in the negotiations and makes possible the conquest of new quotaholders in any part of Brazil, once the system has a national scope. In addition, we make the control and the registration of the movements and process the payments of proceeds.

Debentures

The system records the issuance of debentures and controls the movements, processing the payments of rights granted to debenture holders and maintaining the control of the balances of debentures registered in SND - National System of Debentures. Managerial reports for the follow-up of the debentures and debenture holders are sent to the issuing company.

In the operations of issuance of debentures we reached a 51% market share, considering the number of issuances carried out.

Mandatory Bank (Debentures/Promissory Notes)

The Stock and Custody Department operates as the liquidator of the issuing company with the Custody and Settlement Chamber – Cetip, by means of the National System of Debentures – SND and/or of the Brazilian Clearing and Depository Corporation –CBLC - Bovespa FIX, complying with all legal procedures described in the Regulations of Operations of the Systems.

The total financial volume of issuances in 2007 reached R$56.3 billion, and Bradesco had a 45% market share.

Main Indicators in 2007:

Book-Entry Stocks	208 companies, with market value of R$637.6 billion, combining more than 2.7 million stockholders.
Book-Entry Debentures	72 companies with 116 issues, totalizing a restated amount of R$82.6 billion.
Book-Entry Quotas	80 closed funds, with restated amount of R$5.8 billion.
Brazilian Depositary Receipt – BDR	3 programs, with market value of R$661.3 million.

Custody, Controllership and Investment Fund Management and Managed Portfolios

Targeted at companies, assets, foundations, insurance companies and private pension plan entities, the provision of service for this segment has continuously grown. Part of this growth may be verified in the evolution graphic of Assets under Custody, whose increase was 54% in 2007.

Qualified Custody of Securities

With innovative solutions and great operational flexibility, Bradesco assumed, since April 2007, the leadership in the national segment of Qualified Custody of Securities, according to Anbid ranking.

The Qualified Custody service comprises the physical and financial settlement of assets, their custody, as well as the management and information of events associated to these assets, in addition to the financial settlement of derivatives, exchange agreements of financial flows, swap and forward operations, as well as the payment of rates related to the service provided, such as, but not limited to, rate of movement and registration of depositories and chambers and systems of settlement. In this segment there are activities related to the control and exercises of the rights related to fixed income and variable income events and the flow of payments and receipts of deposited assets; physical settlement of the fixed income, variable income and futures market operations; maintenance of registrations of investors with depository agents and/or custody of physical assets; conciliation of assets such as Clearings and banking of checking accounts; operations in the over-the-counter market on behalf of investors, daily updating of the Assets and control of assets deposited in CBLC, Selic, Cetip and BM&F.

Custody of Stocks for Coverage of DRs - Depositary Receipts

Bradesco launched the first Brazilian DR program. The provision of this service comprises the registration of the Program in CVM and in Bacen, the control of issuances and cancellations, the receipt of rights on stocks and the remittance of funds abroad.

In addition, it carries out with the Depository Bank the transmission of information related to resolutions taken at the meetings of the issuing companies of DRs.

Controllership and Management of Investment Funds and Managed Portfolios

Bradesco, in addition to providing the Custody service, counts on the best structure in the provision of services of Controllership for Investment Funds and Managed Portfolios.

In this segment there are activities related to the control of movements of cash, risk and legal framing and investment policy; banking conciliation and fixed income assets traded with Selic or Cetip and variable income assets traded with the Stock Exchanges and Mercantile Exchanges; registration of purchase and sale operations of assets integrating the portfolio of Funds/Portfolios; accounting of assets, provisions, movement of quotaholders, aiming at trial balances and periodical reports for the statement of results sent to proper bodies and to quotaholders. All these activities are monitored by a control team, which verifies the compliances with the legal and contractual aspects, with the investment policy and with the specific rules of the client, aiming at the elimination of risks involved and ensuring the total quality of services provided.

Main Indicators in 2007:

Custody	R$428.0 billion in assets under custody (funds, portfolios, DRs and receivable funds).
Controllership	R$365.7 billion distributed in 1,096 investment funds and portfolios under management.
Depositary Receipt – DR	R$106.0 billion in 12 programs.

Investment Fund and Credit Rights – FIDC

The service comprises the reception and analysis of the documentation that proves the existence of Credit Rights; verification if the Credit Rights are framed in the eligibility criteria of the Fund; physical and financial settlement of the acquisitions and sales of Credit Rights and other assets of the Fund portfolio; operational follow-up of the Fund portfolio, such as maturity of the Credit Rights, verification of concentration indexes and other obligations described in the regulation of the Fund; to collect the Credit Rights duly complying with contractual obligations or those not complying with contractual obligations; prepare all the documentation required for the compliance with the legal requirements; to meet the clients’ needs and help them in the follow-up aspects of the collection of Credit Rights.

FIDC	R$ 8.4 billion in 50 FIDCs.

Qualified Depository

It is a type of service provision in which the Bank, as an independent entity, agrees to receive, keep in custody, meet and settle operations in favor of the contracting parties, as agreed in the contract, for greater comfort of financial obligations guaranteed or assumed, maintaining the control and the supervision by means of an Escrow Account.

Qualified Depository	1,011 contracts with financial volume of R$ 951.5 million.

Compensation Agent

It is a type of service provision for Financial Institutions (Brokerage Firms and Distributors of Securities) and Qualified Institutional Investors (Managed Portfolios, Investment Funds and Clubs), in which Bradesco is responsible before the CBLC –Brazilian Clearing and Depositary Corporation, for the physical and financial settlement of the operations registered on the São Paulo Stock Exchange – Bovespa, within daily operational limits which are established due to guarantees presented by the respective clients in view of the volume and type of operations carried on the stock exchange.

Compensation Agent	Volume of R$ 99,7 billion

Assets under Custody Growth – R$ billion

Business Processes

Ombudsman Area

Bradesco Organization always had the philosophy of giving voice to its clients and users of banking products and services, innovatively creating in April 1985 the service “Alô Bradesco” (Hello Bradesco), the first financial market communication channel for suggestions and complaints, five years prior to the launching of the Consumer Defense Code. This channel contributed to enhance these relations and has been an important strategic tool for relations transparency.

As a result, we implemented the Ombudsman area in July 2005, in which we centralized all manifestations recorded in different channels, including those stemming from the Central Bank and Procon.

In compliance with the rule of the National Monetary Council, published by means of Bacen Resolution 3,477 as of July 26, 2007, we appointed the Departmental Director in charge of the Ombudsman area and the Ombudsman itself, and we created a 2nd level service so that clients may check the solution found to their complaint previously recorded by the Customer Service Network – through Alô Bradesco, by phone, or through the Internet channel, by e-mail, in the “Talk to Us” section.

It is incumbent upon the Ombudsman area to manage all these manifestations, follow-up the term and quality of answers offered, provide the managers of products, services and processes with updated information so that they can learn from these warnings received and anticipate compatible solutions with needs and demands of our clients. The Ombudsman area must also continuously follow the notes until the concretion of correction actions.

Quality Management – NBR ISO 9001:2000 Certifications

Bradesco Organization adopts a Management System as tools that help in the execution and operation of its processes in a transparent and systematic manner.

A Management system comprises an organizational structure, planning activities, responsibilities, practices, procedures, processes and funds for the development, implementation, revision and maintenance of the Organization’s policies.

The SGQB - Bradesco Quality Management System is an important tool of Bradesco Organization, which has as purpose to continuously improve the performance of processes, taking into consideration the needs of all interested parties. By means of SGQB, the Premises show their capacity to provide products/services that meet the client’s requirements and the applicable regulatory requirements, aiming to increase the client’s satisfaction.

Bradesco Organization counts on a group of highly qualified professionals, responsible for the methodology definition of Bradesco Quality Management System (SGQB) and implementation process management.

In the permanent search to provide its clients and users with the easiness and commodity that only a Complete Bank can offer, Bradesco Organization reached the acknowledgement in 196 processes certified in NBR ISO 9001:2000,all related to its products and services.

The ISO 9001:2000 certifications are formal evidences that all the activities related to the quality of the product or service certified were planned, implemented and controlled according to an international acknowledgment rule.

Accordingly, the certifications are important competitiveness instruments ensured only to companies that show their commitment to quality.

The ISO 9001:2000 certifications motivate the Organization to advance in the quality management practices, thus adopting the Excellence Criteria –Worldwide Class in its processes, which represent a great advantage in business management, as well as they highly contribute to issues of sustainability and corporate governance.

Data Protection and Privacy Seal – GoodPriv@cy

GoodPriv@cy – Data Protection and Privacy Seal – is a standard internationally established, comprising requirements for the management of data protection and privacy at the organizations.

Bradesco Data Protection Management System has as purpose to standardize data protection management at Bradesco Organization and minimize risks related to violation in data protection and failures in information security, by means of the compliance with the legal and internal requirements and the continuous improvement of data protection and privacy processes.

As Bradesco Organization is a pioneer in technological innovation, it constantly invests in IT, concerning about information security in all levels, establishing procedures in the ethical treatment of personal data collected for any purpose, including the establishment of the Information Security Corporate Rules and Policy.

The certifications show this practice and reassure the Organization’s permanent concern about data protection of its clients and users. Out of the 18 GoodPriv@cy certifications granted in Brazil, 15 belong to Bradesco Organization (Source: IQNet –December 2007).

GoodPriv@cy Certifications of Bradesco Organization:

– Fax Fácil
– Fone Fácil
– Home Broker
– Internet Banking
– Private
– Custody – Liabilities Dockets
– Custody – Assets Dockets
– Custody – Report Data Privacy
– WebTA – File Transference
– NetEmpresa
– ShopCredit
– Electronic Commerce – Individuals
– Electronic Commerce – Corporate
– Cards
– Password Privacy Management

Methodology for Mapping and Documentation of Processes

This is a corporate methodology whose goal is to enable the Bank’s Departments to map and document the product and service processes it manages, in a systematized and standardized manner.

The result of the documentation is stored in a specific Corporate Database, from which the documentation requested is provided concomitantly, in order to comply with:

– Activity-Based Costing System - ABC;

– Bradesco Quality Management System – NBR ISO 9001:2000;

– Internal Controls and Compliance;

– the Section 404 of the Sarbanes-Oxley Act; and

– Ongoing Improvement of Processes.

The methodology establishes a standardized document structure, which is adopted by the Departments and allows an overview of processes from products/services, as follows:

– Organization Chart;
– Product and Service Tree;
– Context Diagram;
– Process Macro Vision;
– Process Flow; and
– Activity Detailing.

The structure defined for the methodology, combined with the information on products and services, effectively allows the analysis and diagnosis for the development of operations aimed at improving processes and complying with the requirements of the management systems.

Activity-Based Costing

Designed to support the Bank in its actions to improve processes and optimize productive resources, such as practices recommended for decreasing costs, Bradesco adopts the Activity-Based Costing System – ABC, which measures the cost and performance of its activities, resources and cost centers.

Thus, the knowledge of the Bank's activities, as well as the correct measurement of the resources consumed by these activities, allows a more accurate analysis of the cost/benefit ratio of each of the Organization's productive processes and results centers.

We stress that as a result of the application of Activity-Based Costing, the Bank is now meeting the following targets: improved allocation of costs to products, channels and customers; support to qualification studies and negotiation of bank fees; subsidy to product, unit and client profitability systems; support to studies concerning outsourcing, incorporation and equipment sharing; as well as support to cost rationalization studies.

Activity-Based Management Program

Seeking to explore the potential applications of the information base of the “Activity-Based Cost”, we are to adopt a Cost Management model by means of the “Activity-Based Management” – ABM, which will rapidly lead to the prevention of costs and a proactive approach regarding the identification of opportunities.

Concurrently, as processes are improved, operating performances can be seamlessly integrated with Bradesco's strategic goals, to create and/or sustain Bradesco's competitive advantages and add value both for clients and stockholders.

Thus, the future mission of Activity-Based Management is to provide permanent support to the planning and control of the Bank's business processes, ensuring that tactical and operational issues are continually improved, as well as support their strategic gearing.

Integrated Management System – ERP

For purposes of providing permanent and appropriate support for its operations and in the pursuit of improving results, as well as extending its capacity to manage the Organization's resources, Bradesco adopted one of the most modern concepts for integrating organizational processes, using SAP's Integrated Management System - ERP, mySAP Business Suite solution.

The implementation of this system represents an innovation in the treatment of the value chain supporting Bradesco's financial industry, comprising analyses dimensions focused on processes, people, organizational structure and technology.

Initially, the system will integrate processes in the Human Resources, Training, Material and Service Purchases, Accounts Payable, Physical and Fiscal Receiving, Fixed Assets and Accounting, in addition to the Availability Control process, for the effective follow-up of the Bank’s administrative expenses.

Currently, the processes of Works Management, Maintenance Management, Cash Management, Real Estate Management, Supplies Management (Auction and Electronic Quotation), Audit Management, Banking Accounting and Consolidation of Financial Statements are being implemented.

The adoption of the Integrated Management System by the areas integrated through this technology allowed them to renew processes and review organizational structures and nearly 83 thousand system users were qualified via presence and e-learning training.

As a result of the implementation of the Integrated Management System, Bradesco will benefit most from the organization and standardization of the processes carried out in different areas, agile decision-making, secure data processing, as well as decreased operating costs and increased productivity. These factors are crucial for the Organization's growth, especially in view of current fierce competition in the financial area, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco's business potential is properly leveraged.

Corporate Governance

The adoption of best Corporate Governance practices has enabled a greater emphasis on the improvement of internal controls and a rigid establishment of professional conduct standards, whose effort to maintain the image of a safe, reliable and dynamic Institution has been evident throughout all the segments of performance, improving the relationship and the transparency with Investors. This is, at same time, an incentive to the Managers so that their decisions aim the best interest of the Company and its stockholders, consolidating Bradesco’s positive perception in the market.

The results have been evidenced by the figures recorded up to date, ensuring that such purpose has been achieved, both in terms of operating efficiency and in the increase of the deposit capacity in Brazil and abroad.

Bradesco always sought to be present in the acts aiming at reinforcing the capital markets. Bradesco’s stocks were listed on the Stock Exchange in Brazil in 1946, three years after its foundation, when Bradesco’s operations were restricted to the São Paulo state.

As from June 1997, Bradesco started to trade preferred stocks in the North-American market through ADRs Level I and, in November 2001, on the New York Stock Exchange (NYSE) through ADRs Level II.

In Spain, Bradesco started to trade preferred stocks at Madrid Stock Exchange (Latibex) as from February 2001.

Since June 2001, Bradesco started to integrate Level 1 of São Paulo Stock Exchange Corporate Governance, reiterating its commitment to achieve the appreciation of its stockholders’ equity, always using instruments generating conditions of higher stock liquidity.

With stocks traded at foreign stock exchanges, Bradesco started to prepare its Financial Statements also in US GAAP, the U.S. accounting practices.

Bradesco Organization in 2007 did neither contract nor had services rendered by PricewaterhouseCoopers Auditores Independentes not related to the external audit in levels higher than 5% of total external audit costs. The policy adopted meets the principles preserving the auditor’s independence, pursuant to the accepted international criteria.

The Annual Stockholders’ Meeting held on March 12, resolved to maintain the Fiscal Council, composed of 3 sitting members and 3 deputy members, with term of office until 2008, 1 sitting member and respective deputy selected among preferred stockholders.

Among the initiatives adopted until now, which reassert Bradesco Organization’s commitment to the best Corporate Governance Practices, we point out:

– the Tag Along is incorporated into the Company’s Bylaws, which, in an eventual sale of the Company’s control, this shall ensure the minority common stockholders to receive 100% of the price paid per stock composing the control block, and 80% of such reference value to the preferred stocks;

– the attendance of 2 independent board members at the Board of Directors;

– the advance in the transparency of information to the market, released in 3 languages (Portuguese, English and Spanish);

– under the influence of Sarbanes-Oxley Act, the internal controls and the procedures to disclose information to the market were improved and the Corporate and Sector Codes of Ethics were set up, specific for the Accounting and Finance Administration Departments, applicable to all employees involved in the activities of respective areas, through which all of them declare to be personally responsible for the effectiveness of controls and disclosure procedures;

– Committee of Ethical Conduct, which aims at proposing actions as to the dissemination of and compliance with Corporate and Sector Codes of  Ethics of Bradesco Organization, so as to ensure their efficiency and effectiveness;

– Audit Committee, which has the attribute to advising the Board of Directors concerning the performance of their duties related to the follow-up of accounting practices adopted in the preparation of the financial statements of the Company and its subsidiaries, in the appointment and the assessment of independent auditors’ efficiency;

– Internal Control and Compliance Committee to advise the Board of Directors in the performance of their duties related to the adoption of strategies, policies and measures concerning the dissemination of a culture of internal controls, mitigation of risks and compliance with the rules applicable to the Bradesco Organization;

– Compensation Committee to propose to the Board of Directors the policies and guidelines for Statutory Management compensation, based on the performance targets set forth by the Board;

– Disclosure Executive Committee, which established the Disclosure Policy for Material Act or Fact, with a view to ensuring the control, consistency, quality and transparency in the disclosure of information;

– Expenses Assessment Executive Committee to advise the Board of Executive Officers in the follow-up and control of costs and the adoption of strategies, polices and measures concerning the expenses cutback of Bradesco Organization’s companies;

– Social-environmental Responsibility Executive Committee, with a view to analyzing the issues related to the social and environmental responsibility and fomenting corporate sustainability strategies, by harmonizing economic development issues and social-environmental responsibility, according to the guidelines of the “Bradesco Organization’s Corporate Policy of Social-environmental Responsibility”;

– Corporate Governance Executive Committee, aiming at advising the Executive Committee on how to perform their duties related to the compliance with the guidelines established by the Board of Directors in the “Bradesco Organization’s Corporate Governance Policy”;

– Calendar of Corporate Events, available at Bradesco’s Website, containing dates of the main corporate events;

– Instrument of Disclosure Policies for Material Act or Fact and Trading of Securities to be observed by all the managers;

– Compliance with the Abrasca Manual of Control and Disclosure of Material Information, by means of which it ratifies the prevention measures already adopted by Bradesco against leakage and utilization of inside information. This formalization allows the Bank to use the Quality Seal of Abrasca in its communications; and

– During the year, it carried out several events for the strengthening and dissemination of Ethics in businesses. All employees and suppliers received a copy of the Corporate Ethics Code and undertook, upon a declaration of compliance, to adopt the precepts that guide the relationship between the management, employees and other stakeholders.

As a consequence of the adoption of good practices, the Bank received from Austin Rating the AA rating (Optimum Corporate Governance Practices), becoming the first Brazilian company to release the complete report mainly based on the ethical values of the Organization, i.e., transparency, solid corporate culture and control mechanisms, contributing to increase the stockholders’ confidence as to the protection of investment and sustainability of operations.

We can still point out other results originating from Bradesco Organization’s adoption of good practices:

– it has been once again selected to take part in the Dow Jones Sustainability World Index, composed of a select group of companies worldwide which prove to have corporate sustainability rooted in its initiatives, practices and corporate management;

– the Bank’s stocks were, for the third consecutive year, selected to integrate Bovespa’s Corporate Sustainability Index (ISE);

– it received two awards from IR Global Rankings: best Investor Relations website of the financial sector in the whole world, as well as the Bank which has the Best Financial Disclosure Practices of Brazil; and

– it was the first Latin American bank to obtain the highest Corporate Governance rating (AAA+) from Management & Excellence.

Practices for the Payment of Dividends and Interest on Own Capital

Banco Bradesco S.A. has distributed monthly dividends since 1970, which makes it the pioneering financial institution in the adoption of this practice.

Since January 1, 1996, when Law no. 9,249/95 entered into force, the companies have been allowed to pay interest on own capital to their stockholders, to be credited, net of Withholding Income Tax, in the amount of the minimum mandatory dividend.

Minimum Mandatory Dividend

According to section III of Article 29 of the Bylaws, it is ensured to the stockholders, each year, as a minimum mandatory dividend, thirty percent (30%) of the net income, adjusted according to the decrease or increase of the values specified in sections I, II and III of Article 202 of Law no. 6,404/76 (Brazilian Corporate Law).

Therefore, the minimum percentage of thirty percent (30%) stated in the Bylaws is above the minimum percentage of twenty-five percent (25%), set forth by Law no. 6,404/76.

Over the past years, R$ 849 million was distributed in 2001 (41.17% of the adjusted net income), R$ 947 million in 2002 (49.28% of the adjusted net income), R$ 1.347 billion in 2003 (61.48% of the adjusted net income), R$ 1.325 billion in 2004 (45.58% of the adjusted net income), R$1.881 billion in 2005 (35.91% of the adjusted net income), R$2.160 billion in 2006 (35.27% of the adjusted net income) and R$2.823 in 2007 (37.10% of the adjusted net income).

Interim Dividends

The Board of Executive Officers, upon approval by the Board of Directors, is authorized to state and pay interim dividends, half-yearly or monthly, to the Retained Earnings or to the Existing Profit Reserves account (paragraph 1 of Article 29 of the Bylaws).

Stockholders Owning Preferred Stocks

Preferred stocks shall yield their owners dividends ten percent (10%) higher than those assigned to common shares (letter “b” of paragraph 2 of Article 6 of the Bylaws).

System of Monthly Payment of Interest on Own Capital

For the purposes provided for in Article 205 of Law no. 6,404/76, the dividend shall be paid to the stockholders who are registered in the Company’s books on the date the dividend is declared, which takes place on the first business day of each month.

The payments are made on the first business day of the subsequent month, through monthly advancement of the compulsory dividend, by means of credit on the account given by the stockholder or made available to them at the Company.

Reinvestment of Dividends or Interest on Own Capital

The Reinvestment of Dividends and/or Interest on Own Capital is a product that allows the stockholder who also holds a checking account at Bradesco and is registered at Bradesco Corretora, be them individuals or corporations, to reinvest the amount credited in their checking account in new stocks, increasing, thus, their stockholding.

The stockholder has the option to reinvest the monthly and/or special dividends (supplementary and interim). There is no maximum limit for this reinvestment, and the minimum limit shall be enough for the acquisition of at least one (1) stock.

Acknowledgments

In 2007, several awards and recognitions reaffirmed the leadership position of Bradesco Organization in the financial market, which was on the top of the most important performance, quality and efficiency rankings.

The Bradesco Brand was considered the most valuable one of Brazil, according to a survey of BrandAnalytics published in IstoÉ Dinheiro magazine; and with the highest value in the financial sector of Latin America, according to the consulting firm Brand Finance in a study for América Economia magazine; and the private company with the most valuable brand of the country, also evaluated by Brand Finance for Época Negócios magazine.

According to Top of Mind, from Folha de S.Paulo newspaper, Bradesco Organization is the private financial group most present in the mind of Brazilians, and the most remembered private Bank, the champion of the ranking of Insurance companies and the most mentioned brand among the private financial institutions in Savings.

Bradesco was also the winner of Partners of Development Award, in the financial sector, promoted by Correio Braziliense newspaper. It was also the highlight of the Financial Balance Award, promoted by Gazeta Mercantil newspaper, based on a study of the consulting firm Austin Rating, and received the award of Best Financial Conglomerate of the Country in the Retail segment from Conjuntura Econômica magazine, edited by Fundação Getulio Vargas.

Bradesco was the Brazilian financial company best ranked by Fortune magazine, which shows a list of the 500 largest companies of the world. Bradesco was also pointed out as the largest Brazilian private corporate group for the 10th consecutive year by Exame magazine’s Best and Largest Companies yearbook. It was also the leading bank in stockholders’ equity and market value. In the insurance segment, Life and Pension Plan and Health stood out as the leading companies in the awards ranking.

Bradesco was the winner of Banking Report Award and received the title of Best Bank of 2007, winning in the following categories: Best Assistance in Branch; Best Assistance through Contact Center (Telebank); Best Self-Service (Bradesco Dia&Noite Network); Best in Environmental Policies; Best in Social Programs and Accessibility; and Best Investor Relations website.

Due to a perfect integration between economic, environmental and social factors, Bradesco integrated, for the second consecutive year, the Dow Jones Sustainability Index (DJSI), the New York Stock Exchange indicator listing the best companies regarding the adoption of good corporate governance practices, transparency, ethics, and social-environmental responsibility.

It won the 2007 Eco Award, promoted by the American Chamber of Trade (Amcham), in the category Corporate Social Responsibility Practices in the modalities Consumers and Clients, with the case Virtual Vision (a software which enables the access of the visually impaired to the Internet), and Environment, with Bradesco Capitalização.

Bradesco was also recognized in the main people management research of the country. It was considered the Best Brazilian Company in People Management according to the research of Valor Carreira publication, yearbook edited by Valor Econômico newspaper, with the support of the consulting firm Hay Group. It was present, for the eighth time, in the selected list of Guia Você S/A Exame – The 150 Best Companies to Work for 2007, based on studies of FIA. Bradesco Saúde and Bradesco private pension plan were considered a “Prime Benefit” in the same publication. It consolidated its position as one of the 100 Best Companies to Work for in Brazil, according to a study of Época magazine based on the assessment of Great Place to Work Institute.

In management of investment funds, it was highlighted in the evaluations promoted by GazetaInveste magazine, a publication of Gazeta Mercantil newspaper, and ValorInveste, from Valor Econômico newspaper.

Global Finance, a famous international magazine specialized in finances, granted Bradesco two awards. The Bank was the winner in the Best Internet Banking for Individual Clients of Brazil and Best website of Online Credit of Latin America categories.

A study carried out by the consulting firm Booz Allen Hamilton, one of the world’s largest companies of the sector, considered Bradesco as the Best Brazilian Bank in customer services in the branches, Internet and call center.

Bradesco was also the leading Bank of the fourth edition of the award The Companies which Most Respect Consumer, carried out by Consumidor Moderno magazine in partnership with TNS/Interscience. It also received the Quality in Banks Award, promoted by Banco Hoje magazine, as the financial institution which provides the best services to the client in Brazil.

It ranked first in the 100 Most Connected Companies of Brazil, for the fifth consecutive year, in a research promoted by Info Exame magazine that pointed out the companies in the innovation of Information Technology (IT ). It was also the winner of the e-finance award, from Executivos Financeiros magazine, as the Best Information Technology (IT) Bank of the Year, achieving the largest number of categories in this edition, seven in total.

Grupo Bradesco de Seguros e Previdência received the award The Best Insurance Companies of Brazil, from Conjuntura Econômica magazine, a publication of Fundação Getulio Vargas, for the highlight as the largest insurance group of the country by premiums earned, net income, stockholders’ equity and total assets. Bradesco Vida e Previdência was considered the best company in the private pension plan segment.

It was also the winner in the category Best Global Performance in the 2007 Segurador Brasil Award, promoted by Segurador Brasil magazine. Bradesco Vida e Previdência was recognized in the category Best Performance in Private Pension Plan. Bradesco Auto/RE as the Best Performance in Residential Risks and Bradesco Capitalização received the Pathfinders Trophy and the Environmental Insurance Company Trophy, with the certificated savings plan Pé Quente Bradesco SOS Mata Atlântica.

Grupo Bradesco de Seguros e Previdência also stood out in the Gaivota de Ouro award promoted by Seguro Total magazine.

6- Social–environmental Responsibility

Bradesco Organization and the Social-environmental Responsibility

Bank of the Planet

Aligned with the strong tendency that is also present in the financial sector, Bradesco has decided to intensify its social-environmental commitments –being aware of the new world reality of climate changes and prevention of the global warming. Besides spreading the concept of sustainability among its employees, suppliers and commercial partners, Bradesco aims at incorporating, day-by-day, innovative management practices. Thus, it has been trying to align the responsible conduct of the Organization with the commitment to the environment preservation, with a view to ensuring its commitment to a sustainable development and, at the same time, ensuring the financial return.

In order to ratify this posture, at the end of 2007, the Organization took a historical step, – expanding the role of a bank and the focus on sustainability –, when it launched the Bank of the Planet. The initiative represents a milestone in its path and aims at unifying social-environmental actions, creating new products and services and investing in a more seamless interaction of people with the environment. More than guaranteeing the continuity of its business, Bradesco decided to expand its market operations in order to contribute with the continuity of the planet.

Such initiative is in sync with the main international agreements and commitments that Bradesco adopts in its management: Equator Principles (since September 2004), Global Compact (November 2005) and the Millennium Development Goals.

Further information on Bradesco’s social-environmental initiatives at www.bradesco.com.br/rsa.

The material events for the period are as follows:

Fundação Amazonas Sustentável (FAS)

By means of an innovative partnership with the government of the State of Amazonas, which was announced in November, Bradesco became one of the co-founders of Fundação Amazonas Sustentável (FAS). The initiative estimates and investment of R$70 million to support FAS’s actions, which will be obtained by selling new products to be launched in the market, exclusively directed to this initiative.

FAS’s main challenge will be to preserve 31 units of environmental preservation in Amazonas, which cover 17 million hectares –, where 8.5 thousand families live, with funds obtained through the profit of these initial investments.

ISE – Corporate Sustainability Index

In December, Bradesco started integrating for the third consecutive year the Corporate Sustainability Index (ISE) new stock portfolio of the São Paulo Stock Exchange (Bovespa).

Elected among the 137 issuers of 150 stocks with the highest liquidity of Bovespa, the third ISE portfolio comprises 40 stocks from 32 companies and accounts for a market value of R$927 billion.

Being in ISE, Bradesco shows its commitment to solidity, transparency and liquidity of its securities, as well as reaffirms its position before the market and its values related to corporate sustainability and social-environmental responsibility.

Bank statement in Braille

In an innovative initiative in the Brazilian market, Bradesco launched the first bank statement printed in Braille, so as to enable its reading by the visually impaired checking account holders. In order to make the reading easy even to those who are partially visually impaired, the bank statement may also be printed in an enlarged format.

This initiative aims at better meeting the needs of totally or partially visually impaired clients with no additional costs, enabling accessibility, privacy and security when consulting their financial transactions.

4th Bradesco Suppliers Meeting

In order to include service providers and product suppliers in its social-environmental responsibility culture, Bradesco carried out the 4th Suppliers Meeting in November.

In the event, which comprised around 200 representatives from companies providing products and services to the Organization, Bradesco’s members defined a complete view of the social-environmental responsibility importance, inviting suppliers to be committed to the effort for a sustainable development.

The recording of the 4th Bradesco Suppliers Meeting may be accessed through the address www.bradesco.com.br/rsa.

1st Bradesco Volunteers Social Marathon

Carried out within the Bradesco Volunteers Program, the 1st Social Marathon moved and involved more than 300 employees in social actions for the environment and the community.

Focused on global warming and its consequences in our daily lives, the Marathon was a truly solidary competition among teams of volunteers, proposing to carry out a series of social and environmental tasks, in favor of social entities, non-governmental organizations, schools, district associations and other entities with social purposes.

During the three months of activities, 19 teams benefited approximately 8,330 people, including children, youngsters and adults.

For further information, access the Bradesco’s Volunteers Program Portal: www.voluntariosbradesco.com.br.

Bradesco’s Contribution to Preserve the Environment

Aware of the need to maintain its adequate facilities, without disregarding the environmental aspects, Bradesco has adopted practical measures that contribute to environmental preservation.

The Organization permanently seeks to apply new technologies minimizing the impact on ecosystems. It also seeks the contracted companies’ commitment to the Bank’s goals, as well as the ongoing awareness of our staff in pursuit of eco-efficiency.

1) Program for the Neutralization of Carbon Emissions

With a view to neutralizing its greenhouse gases (GHG) emission, Bradesco was the first bank to launch a measurement program of its direct and indirect participation in the emission of these gases in the atmosphere. The proposal is that all Bradesco’s business chain - including clients, suppliers and other stakeholders - takes part in this cause in the medium term.

In the first stage of the program, a survey of all the greenhouse gas (GHG) emissions referring to operations at Cidade de Deus – Bradesco’s headquarters, in Osasco (SP) – was carried out, calculated in accordance with GHG Protocol methodology and ISO 14064. In 2007, the Organization will increase the inventory scope of GHG emissions.

Initially, the environmental impact caused by the Organization will be offset by the planting of 38 thousand trees (in partnership with Fundação SOS Mata Atlântica).

2) Resources Consumption Rationalization

With a view to rationing electricity and water consumption, Bradesco maintains an area to manage the consumption of these strategic resources. Its attributions consist of managing agreements of demand for electricity with the concessionaires and the permanent research of more efficient and intelligent new technologies for the equipment, observing the environment preservation policy.

Bradesco invests in the Branches Network awareness about the issue, by indicating consumption targets for each unit - based on size, quantity of equipment installed and headcount, as well as release of information about the rational use of electricity and water, by means of circulars, internal periodicals, Intranet, among others.

a. Electricity

Timing machines were installed in the branches for the automatic turning-off of lights, allowing an easy utilization in scheduled hours. Turning-off lights in non-used areas and using natural light are also encouraged.

Similar care is adopted in the acquisition and installation of air-conditioning systems, such as thermo-accumulation devices, which reduce the energy consumption in peak hours. The employees are guided towards optimizing the use of lifts, air conditioning and other energy consuming equipment. In addition, more than 250 mercury light bulbs installed in the lampposts of Cidade de Deus were replaced by sodium steam light bulbs. Approximately 30 thousand 40-Watt light bulbs have been replaced by 32-Watt light bulbs, substantially reducing energy consumption, without losing lighting efficiency.

b. Water

Same concern is expressed as to the rational use of water. Thus, our premises are periodically guided concerning the monthly follow-up of consumption and maintenance aiming at correcting possible leakage in valves, flushing and faucets. Technical measures contributing to the water consumption reduction have been adopted, such as the replacement of mechanical faucets with automatic ones for use on the headquarters` premises and common valves for coupled boxes, in the building of Avenida Paulista, with an estimated reduction of 50% of consumption.

The adequate garden watering, observing the best hour and periodicity, has also been deserving attention. There is a feasibility study related to the reuse of water that comes from the partial sewage treatment generated at the headquarters, with the purpose of watering and usage in the air conditioning towers. At Avenida Paulista, a former fuel tank of the generating group was adapted as a container to receive and store rainwater destined to garden watering.

This measure will enable an economy of up to 30 m3 in the monthly water consumption.

3) Solid Residues Destination

a. Paper and Cardboard

Currently, approximately 120 tonnes of paper and cardboard are collected monthly in our main administrative centers, which are submitted to a selective process. Bradesco is contemplating the possibility of its implementation in other regions. In addition, methods to assess the quantity of paper consumed by the Organization are under study, both office paper and forms. The purpose is to identify possible measures that may be adopted to reduce that consumption.

Bradesco also standardized the dispensers and respective consumption products used in bathrooms of Cidade de Deus and administrative buildings. Besides the economic aspects and quality improvement, this measure will contribute to the aware consumption, since the new liberation system of toilet paper and paper towel inhibits the waste and reduces the consumption.

b. Metal, Glass and Plastics

At Cidade de Deus and in administrative centers, Bradesco maintains the selective collection of metal, glass and plastics. In 2007, approximately 30 tonnes of these materials were recycled, arising from the maintenance process. This practice has been encouraged and improved by means of in-house campaigns and actions, in the expectation of increasing to other centers, as well as to increase the quantity of recycled products.

The use of biodegradable plastic bags has also been implemented in all of Bradesco’s premises. This material degrades completely within a short period of time, minimizing the impacts to the environment. At Cidade de Deus and administrative centers, plastic bags with colors corresponding to waste collected are also used, with a view to facilitating the recycling process of these materials.

c. Lamps

In Cidade de Deus buildings there are more than 36 thousand installed lamps. Monthly, more than 600 lamps are replaced. Concerned with the appropriate destination of this material, the Organization included in maintenance agreements a specific clause about the service company’s obligation to conduct the ecologically correct discard. In 2007, approximately 30 thousand lamps of the headquarters and administrative buildings were sent to recycling.

In August 2007, the correct collection and destination of this type of material were implemented in more than 200 branches in the city of São Paulo, and a future expansion to other Network branches is expected.

d. Other Residues

In Cidade de Deus, approximately 115,000 m2 of green area is maintained, with more than 4 thousand trees cataloged under the replacement and planting program. In the maintenance of these areas, dried leaf crushers are used. The crushed material (nearly 1.5 tonne/month) is used in gardening. The parings of grass are also used as input.

4) Use of Sustainable Products

a. Recycled Paper Usage Program

This Program, based on the belief that Bradesco is able to contribute to the dissemination of environmental responsibility, has been gradually implemented in our Organization. The option to use recycled paper was made after long negotiations with suppliers, and even if it does not mean costs optimization, the beneficial result for the environment was the most important factor for the change. Recycled paper is used in the production of internal and external communication material, such as posters, magazines, circulars, business cards, statements distributed to clients and check books. Currently, nearly 90% of the paper consumed per month is recycled.

b. Remanufactured Cartridges

For five years Bradesco has used remanufactured cartridges in printers, aiming – besides cost savings – at the reduction of environmental pollution. Out of 37 types of toner cartridges composing the consumption list, 27 are remanufactured products.

c. Certified Wood

Recently pencils manufactured with certified wood were made available in the premises. The raw material used contributes to the fight against exploration of illegal wood with a predatory origin, besides minimizing the environment degradation.

d. Biodegradable Products for Cleaning

In Cidade de Deus, biodegradable products are used in cleaning and maintenance services. Contracted companies are encouraged to use products of such type, which will later become one of the requirements to be considered in a further agreement renewal.

Such measure integrates an improvement program seeking to standardize the biodegradable products, appropriate dilution, in conformity with the manufacturer’s guidance and the obligation to present information about chemical products used on the Organization’s premises.

Human Resources

Since the inception of Bradesco’s activities, the Company acknowledges the value of its team’s performance and achievement potential as the foundation to sustain Bradesco Organization’s businesses.

The Company offers to its employees ongoing professional development opportunities, in a healthy, safe and ethical environment, with transparent commitments and these goals.

Bradesco believes in its ability to promote a sustained growth for people and through these people.

The Company seeks to maintain an excellence model in Human Resources Management, guided by respect and transparency in its relations, through the continuous investment in development, sharing of knowledge and valuing of the human being, without discrimination.

Bradesco adopted a closed-career policy, whereby the admission occurs at apprentice levels and all the growth opportunities are destined to employees, allowing access to all hierarchical levels.

This assurance of professional development and growth opportunities allows employees to see the possibility of holding all the positions: leadership, supervision, management and also the senior management. That is a motivational factor for all the staff, stimulating creativity, innovation and the ceaseless search for knowledge and updating.

When an employee joins the Bradesco Organization, whose closed-career system privileges, incentivizes and strongly invests in the growth and development of its staff, the employees start a career full of opportunities, connected with their effort and dedication.

Encouraging the professionals to exceed their limits and stimulating their creativity in search for solutions, aiming at the self-satisfaction, clients’ satisfaction and business expansion, have been a priority for Bradesco and is one of the assumptions of its Human Resources Management Policy.

Only creative and innovative teams, highly skilled, with ensured career opportunities can surpass the goals and show the excellent results that have highlighted the Organization.

The stimulus to creativity and investment in the professional and personal qualification of the employees are essential for Bradesco’s success, strongly contributing to its brand solidity and the accomplishment of its market strategies.

Bradesco’s performance is disseminated and is continuously expanded throughout the country, enabling job opportunities in all the operation segments.

Bradesco is a bank which takes into account, by means of its clients and partners, the diversity which is the own expression of the Brazilian social structure, with a fundamental commitment to respecting cultural and ethnical diversity. The respect to the Brazilian diversity is part of the Company’s strategic vision towards good performance, since Bradesco is inserted throughout the Brazilian territory.

Certification in International Rules

In 2006, we achieved the certification of OHSAS 18001:1999 Rule of Occupational Safety and Health that allows establishing and developing conditions that contribute to a safe and healthy work environment. The certification was granted to the building located at Avenida Paulista, no 1.450, city and state of São Paulo and, in June 2007, we obtained the certification again. In December 2007, we updated the certification in the 2007 version.

Aligned with the sustainability concept added to our business strategy, in 2006 we implemented the Bradesco Social Responsibility Management System, based on the SA 8000®:2001 International Rule.

This Rule establishes requirements in conformity with the Human Resources Management Policy of Bradesco Organization and has the purpose of promoting an ongoing improvement of relationships and the work environment, including the commitment to respecting Human Rights, Children’s Rights and Labor Fundamental Rights to its suppliers.

In 1H07, Banco Bradesco received the SA 8000®:2001 Rule certification, and is considered the first among the financial institutions in the Americas to receive an international certification in Social Responsibility. In September 2007, Bradesco received the certification again.

Banco Bradesco has been certified in the SA 8000®:2001 International Rule of Social Responsibility in the management of the human resources that operates in the business and related companies located in the building on Avenida Paulista, no. 1.450, city and state of São Paulo, and in the Human Resource Department, located in Bradesco’s headquarters, at Cidade de Deus, city of Osasco, state of São Paulo.

Aiming at expanding the scopes, Bradesco is working for the certification of the main administrative centers in the country.

A Great Place to Work

Over the last years, the Organization has shared with all its employees the satisfaction and importance of being included in indexes based on the quality of relations and the work environment.

Every year, around 4 thousand employees in all structure levels, from all lines of businesses and activities, voluntarily answer to surveys about the organizational environment through questionnaires and interviews. They assess items such as the work environment, benefits, compensation, professional development, ethics, citizenship values and social responsibility of companies.

The Company seeks to promote transparency, respect and confidence, so as to ensure a motivating and challenging organizational environment. Evidence is that Bradesco is currently recognized in several rankings.

The Company was listed for the eighth time in Guia Você S/A – Exame – As Melhores Empresas para Você Trabalhar (The Best Companies to Work for), and in addition to being part of this selected group, Bradesco has also been acknowledged among the 50 Best Companies for Women to Work for, for four years. In 2006, Bradesco was also highlighted as one of the Best Companies for Businessmen in the Country.

Guia Você S/A-Exame is considered the best and most comprehensive study on the work environment in Brazil, and since 2006 it has presented the index of happiness at work, in which we are highlighted for providing our employees with a positive corporate environment, promoting everyone’s well-being.

In 2007, Bradesco once more was elected one of the 100 Best Companies to Work in Brazil in a research developed by the Great Place To Work Institute, published in a special edition of Época magazine.

We were also pointed out among the 100 Best Companies in Organizational Human Development Index, the 20 Best Companies in Human Resources Practices and the Best Companies for Executives. This list presents the companies in which the executive group, which comprises officers, managers and supervisors, reports feeling more satisfaction at work.

For the fourth consecutive year, Bradesco stood out in the survey As Melhores na Gestão de Pessoas (The Best Companies in People Management) of Valor Carreira magazine, edited by Valor Econômico newspaper. It was the first bank to be in the ranking. In 2007, Bradesco ranked first among all the companies in the survey.

These results show the acknowledgment of our commitment not only to clients, but also to our employees. Improving talents with professional training, stimulating education and maintaining a fair and dynamic organizational structure, we try to offer conditions so that each employee can grow and build a solid career, from a relationship policy based on respect and valuation.

Human Resources Management Policy of Bradesco Organization

We reaffirm the commitment to our employees by formalizing guidelines for the management and development of our human resources, by means of the Human Resources Management Policy of Bradesco Organization. Basic assumptions:

1. To comply with all the requirements, regulating rules and legal conventions concerning work relationships and environment, applicable to our activities;

2. To assume the public commitment of defense and protection of Human Rights, Children’s Rights and Labor Fundamental Rights, in line with national and international Principles, Standards and Treaties;

3. To respect the diversity and dignity of the human being, preserving the individuality and privacy, not admitting the practice of discriminatory acts of any nature in the work environment and in all our relationships, with the internal and external public;

4. To ensure a good relationship among all professionals of the Organization, maintain a safe and healthy work environment and provide conditions for great performance and productivity levels;

5. To contribute to the improvement in the quality of life of employees, offering conditions for the balance among work, health and family;

6. To encourage our professionals to surpass their limits and stimulate creativity in search for solutions, aiming at the self-achievement, clients’ satisfaction and business expansion;

7. To promote the constant development and improvement of technical and behavioral potentialities of our employees and make available favorable mechanisms which allow them to manage their personal and professional growth plan, in order to ensure the continuous improvement of management processes; and

8. To ensure opportunity priority for the professional growth of people, by the permanent investment and development of internal competences, by the valuation and respect to knowledge and professional qualification acquired during the career.

Besides the principles set forth in our Human Resources Management Policy, we have implemented the Bradesco Social Responsibility Management System, based on SA 8000®:2001 Rule, whose requirements aim at promoting a continuous improvement of the work relationships and environment, including the commitment to respecting Human Rights, Children’s Rights and Labor Fundamental Rights to our suppliers.

Social Responsibility Requirements –
SA 8000®:2001 Rule

1. Child Labor
2. Forced Labor
3. Occupational Health and Safety
4. Freedom of Association and Collective Bargaining Rights
5. Discrimination
6. Disciplinary Practices
7. Working Hours
8. Compensation
9. Management System

In-house Communication

We strongly invest in our in-house communication so that our employees are effective participants of the Organization’s strategy for expansion of results.

Simultaneously and from any location in the country, Bradesco’s employees receive key information via Intranet and e-mail.

On a daily basis, the Organization makes available the newsletter “Sempre em Dia” (Always Updated), with articles on the Bank’s strategic direction, launch of products, quality practices and business focus.

Brochures and magazines are periodically published and addressed to each employee.

Produced in accordance with the best quality standards, the editions in video of Bradesco TV approach institutional messages and technical guidance on a monthly basis Created in 1990, Bradesco TV is one of the country’s oldest corporate television projects.

The annual goals and strategies are disclosed at meetings with the Presidency, where Directors, Regional Managers, Managers of Branches and Departments of the Organization take part. All the issues are referred to the respective teams.

With the purpose of making the communication between the Human Resources Department and the staff closer, more energetic and transparent, we have created ALÔ RH, an effective and fast communication channel that guides about benefits, legislation, policies and practices of human resources, in addition to responding to suggestions and complaints, with the option of anonymity, ensuring complete secrecy.

ALÔ RH’s service standard implies the full understanding of doubts and the correct referral of the manifestation immediately, or within 72 hours at the latest, via telephone, e-mail, or fax, constituting an effective dialog and interaction process between the company and its employees.

In 2007, ALÔ RH recorded 61.3 thousand calls that included clearing doubts, suggestions and complaints.

The Human Resources Department keeps, in its functional structure, the Union Relations area, whose mission is maintaining a permanent dialog and interaction channel with union representatives nationwide, receiving manifestations, clearing doubts, and allowing a relationship based on ease of access, agility and proactivity between the parties involved.

People Management

Bradesco maps the human capital through individual interviews with employees and their leaders, aiming at identifying corporate and essential competencies by supporting professional growth and searching for goals and results by developing the competencies of the Organization’s human resources.

The Company already recorded 35.3 thousand employees’ profiles in this process.

Based on this knowledge, leaders and employees are gained conditions to share actions focused on improving their individual and team performance, making effective the practice of feedback by generating professional improvement and short, medium and long-term results.

The maintenance of such work is the management of competencies with the involvement of employees and their leaders by means of constant follow-up, guidance and technical and behavioral development.

Respect to Diversity – Social Inclusion

Bradesco respects the diversity and self-respect of the human being, by preserving the individuality and privacy, not accepting the practice of discriminatory acts of any nature: at the work environment and in all the Company’s relationships with the internal and external public.

The appreciation of diversity is incorporated in the Human Resources Management Policy of Bradesco Organization. The guidelines of relationship with employees are based on appreciation of professionals and are in accordance with the Global Compact principles, among other international regulations concerning human rights.

Bradesco’s success is based on group effort, meaning that each employee adds something so that the Organization may constantly innovate and modernize, embracing more and more the possibilities of diversity, which is a constant value in its daily operations, through client magnitude, geographical comprehensiveness and staff.

Being present in several places in Brazil shows our commitment to serve equally for all our publics.

Bradesco has gone far beyond the commercialization of products and services, seeking to know better people from all the different groups in society, in order to ensure a service that meets their needs and, thus, work together towards the country’s sustainable development.

With a view to effectively contributing to an improved relationship of the Company with its different publics, as well as to maintaining a balanced internal demography, both in the admission and retention of talents, Bradesco created the Diversity Appreciation Work Group, composed of representatives of different areas.

Believing in people, understanding and welcoming differences are pioneering values present throughout Bradesco’s history, making it a Bank that works towards being more and more a development agent, for which the people are in the core of everything.

This issue is broadly supported in the Code of Ethics and Social-environmental Responsibility Corporate Policy of the Organization.

Ethnical Groups

We ended 2007 with 12,631 afro-descendent employees, and 5,806 of them hold managerial positions.

Bradesco entered into a partnership with Faculdade Cidadania Zumbi dos Palmares – Unipalmares, by means of a professional qualification program which aims at hiring interns to work in important business areas of the Bank. Unipalmares’ mission, by means of NGO Afrobrás, is to promote the inclusion of black people into higher education of the country.

The program is divided into various modules, with 2-year duration and also relies on a partnership with renowned institutions, such as FGV, USP, FIPE, Fipecafi and FIA.

Students work in technical and business areas of the Bank and are trained to improve themselves as citizens and qualified professionals for the job market.

The program, which started with 30 interns, has been increased and currently counts on 72 students.

Inclusion Policy for Disabled People

Bradesco was one of the banks sponsoring the Professional Qualification Program of the Brazilian Banks Federation (Febraban), which qualified handicapped professionals to hold positions in the job market.

We have in our Call Center a specific part comprised of visually impaired employees.

Currently, Bradesco has a staff of 1,075 disabled people.

Aiming at hiring and retaining disabled people, Bradesco has set forth partnerships with specialized entities focused on the inclusion of these professionals, qualifying them and creating job opportunities in the Organization.

Through Bradesco’s website, in the link Career Opportunities, the Company offers an exclusive channel for the collection of disabled people’s curriculums.

Due to the importance of the issue, Bradesco created a permanent Work Group focused on issues involving accessibility. One of the actions developed by the group was the preparation of a video training about accessibility to all staff.

Opportunities for Women

Bradesco ended 2007 with a quota of 39,454 women employees, corresponding to approximately 48% of the staff. In leading positions, Bradesco has 17,603 women, including in the Board of Executive Officers and the Board of Directors.

In the Prime segment, 73% of staff is women.

Internship Program

Aiming at providing real professional development opportunities, Bradesco Organization offers an internship program in all operation and business areas, allowing the student to relate the academic learning with the practical activity. Currently, the program benefits 615 students.

Traineeship Programs

Information Technology students of Fundação Bradesco have the opportunity to start their professional career as employees in the Systems Development Department of the Organization by means of a structured program addressed to technical and behavioral approaches with theoretical experience in the classroom and practice in the Department. All students approved in the selection process are hired.

Youth Apprentice Program

The Youth Apprentice Program was implemented by Bradesco Organization in 2004 and executed in partnership with Fundação Bradesco and other qualified entities, encompassing the administrative centers and branches throughout the country.

The program estimates the contracting of youngsters from 16 to 24 years old, with the purpose to provide personal and professional development to adolescents.

We ended 2007 with 905 apprentices and we have already provided the program for 1,476 youngsters.

Young Citizen Program

With a view to reinforcing Bradesco’s actions in the Social Responsibility area, the Company entered into a partnership with the São Paulo State Government by means of the Young Citizen Program – My First Job.

The purpose is to provide students with their first professional experience opportunities, preparing them to exercise the citizenship, by means of paid internship. These students come from families with higher social vulnerability, between 18 and 21 years old, regularly enrolled and effectively attending high school classes of the state public school system.

570 youngsters have already participated in the Program.

Occupational Health and Safety Policies

Bradesco is a company that develops actions in health, disease prevention, safety and work conditions.

The occupational safety and health aspect is approached in two premises of the Organization’s Human Resource Management Policy:

• Ensuring the good relationship among all the professionals of the Organization’s , maintaining a safe and healthy work environment and providing conditions for excellent levels of performance and productivity; and

• Contributing to the improvement of employees’ quality of life, offering them conditions to balance work, health and family.

Bradesco offers to its employees an adequate work environment with conditions for a complete physical, mental and emotional well-being.

Bradesco invests in programs and methodologies allowing mapping and identifying the causes of symptoms and diseases occurred in the work environment and relationships, viewing to promoting health and disease prevention, on a broad basis.

The issues addressed include Repetitive Stress Injury, Stress, Chemical Addiction (Alcoholism/ Drugs/Tobacco), Obesity, Cardiovascular Diseases, Sexually Transmitted Diseases, AIDS, among others. Those campaigns are carried out monthly through Interação magazine and in the Sipat (Internal Week of Occupational Accident Prevention).

Since hiring, Bradesco’s employees receive information and guidance on behavior and conduct adequate to the maintenance of health and improvement of life quality.

Bradesco has been an active member of the National Business Council for HIV/AIDS Prevention – CEN, which aims at promoting and strengthening the combat against such epidemic in the work environment, diffusing information to a considerable portion of workers, family members and the community as a whole about the safe ways for prevention from the infection by HIV virus.

Another outstanding issue related to life quality is the balance between the employee’s personal and professional life. We are permanently concerned with the working hours, so that the contract time is not surpassed, guaranteeing that employees have time for their personal commitments and leisure.

In order to offer an appropriate environment and extra emotional support to employees, the Bank created in its Call Center at the Santa Cecília building, in the city of São Paulo, a room for winding down. It is a reserved room with a different infrastructure from all other Organization environments, offering comfort and material that help to relax and soften the impact caused by day-to-day activities inside and outside of call center. The room is available to all the employees of that section in case they go through situations related to psychological and emotional aspects.

Thus, we consider that the Bradesco Occupational Safety and Health System Management reassures the commitment to the safety and health of our employees, with the adoption of programs for ergonomic management and awareness about the importance of safety and health in the work environment.

Benefits

Our management model is grounded on the belief in people.

We acknowledge the value of performance and people’s potential for accomplishments as being the foundation of Bradesco Organization’s business.

We know that in order to have a better performance, people need to have prospects and confidence in the future, their basic needs met, and their families’ well-being guaranteed. For that reason, we have put together a benefit package which, going well beyond legal requirements, has the purpose of providing our employees and their families safety and comfort in the supply of their basic needs, professional development and special loan conditions for acquiring goods and properties.

This management strategy contributes to a healthier, more productive and participative work environment, providing conditions for great performance levels and better results.

The special benefits we provide to our employees constitute a factor of talent attraction and retention for the Organization, in addition to contributing to Banco Bradesco’s acknowledgment as one of the best companies to work for in Brazil.

Health and Dental Care Insurance

Our employees and their dependents have access to Health and Dental Care plans with premiums fully paid for by the Bank. The Healthcare Insurance includes non-traditional treatments, such as dialysis, organ transplants, acupuncture, homeopathy, myopia correction, GPR (Global Postural Re-education), heart valve, physiotherapy and treatment AIDS (with reimbursement of expenses for medicine prescriptions).

The Dental Care Insurance includes preventive and surgical treatment, oral rehabilitation, child dentistry, endodontics, periodontology and prosthodontics. Implants are offered at costs lower than the market by means of agreements.

In 2007, there were 3,456,372 medical and hospital consultations and 577,507 dental consultations.

Supplementary Private Pension Plan

Bradesco makes available for all its employees a Supplementary Private Pension Plan, in which the Organization contributes with 50% of the monthly installments, including in the 13th salary.

The plan guarantees coverage to the retiree, the retiree’s widow or widower and their children under the age of 21, or up to the age of 24, if they are undergraduates.

Group Life Insurance

All Bradesco’s employees have access to Group Life and Personal Accidents Insurance, with subsidized costs. The employees retired by INSS, who left the company without cause, are offered the option to maintain the policy, with subsidized costs.

Social Service and Psychological Assistance

Bradesco’s employees and their dependents are provided with follow-up of Social Service and Psychological Assistance under situations of need and emergency.

Services are offered in most varied situations: medical treatment, accidents, decease in the family and release of special loans.

In 2007, 10.4 thousand social and psychological assistances were provided.

Such initiative shows Bradesco’s concern with its employees’ well-being when facing personal problems.

Snack Supply

Bradesco’s employees receive snacks on a free basis all working days.

In 2007, we invested R$37.4 million, distributing approximately 26.4 million snacks.

Medicine

For the states of São Paulo and Rio de Janeiro, Bradesco offers agreements with the drugstores Drogasil and Drogasmil, for the acquisition of medicine at a cost lower than that practiced in the market.

Influenza Vaccination

Bradesco carries out an annual vaccination campaign against influenza, offering the vaccination free of charge to all its employees and at subsidized prices to their dependents. In the 2007 campaign, 54,750 doses of the vaccine were applied, with a cost higher than R$1.7 million.

Leisure Activities

Bradesco maintains in Cidade de Deus, in the city of Osasco, an area with swimming pools, racetrack, soccer field, basketball, volleyball, soccer, tennis and squash courts, destined to leisure and recreation activities to employees and their dependents.

In 2007, 55.4 thousand people attended the facilities.

Social Loan

By means of Caixa Beneficente (Benefit Fund), the Organization offers financial assistance to its employees, granting loans with subsidized fees, destined to emergency conditions, education expenditures, acquisition of orthopedic instruments, glasses, funerals, psychologists, psychiatrists and speech therapists, among others.

Credit Facilities for Acquisition of Computers, Vehicles, Real Properties and Personal Expenses

Bradesco offers loans to its employees with subsidized fees for acquisition of computers, vehicles and personal expenses. Employees and their first relatives may also finance the acquisition of residential real properties at lower interest rates.

Fee Exemption

The Bank exempts its employees to pay various fees, such as: check account maintenance, fee to open credit, issuance and annuity of credit and debit cards, financial transactions on teller machines, access to Fone Fácil, issuance of bank statements in electronic terminals and utilization of single check sheets.

Online Shopping Channel

The ShopFácil Funcionário is a special online shopping channel, through which Bradesco negotiates special discounts directly with various products suppliers. Partnerships are also executed with some stores, by means of which the employees have access to special prices and payment conditions.

Other Benefits provided for in the Collective Convention of Bank Employees:

• Transportation Voucher
• Meal Voucher
• Food Voucher
• Maternity/Paternity Leave
• Funeral Assistance
• Day Care/Baby Sitter Assistance
• Professional Requalification Allowance

Human Resources – December 2007

On December 31, 2007, Bradesco, including its subsidiaries, had 82,773 employees.

The following table presents the variation in the last periods:

	December				2007

	2003	2004	2005	2006	September	December

Banco Bradesco	59,430	62,013	61,347	63,163	64,007	65,050
Subsidiaries	9,407	11,631	12,534	13,577	17,232	17,054
Bradesco Subtotal	68,837	73,644	73,881	76,740	81,239	82,104
Banco BCN	5,203	–	–	–	–	–
Subsidiaries	1,741	–	–	–	–	–
BCN Subtotal	6,944	–	–	–	–	–
Amex Brasil	–	–	–	442	–	–
Subsidiaries	–	–	–	2,124	–	–
Amex Subtotal	–	–	–	2,566	–	–
Banco BMC	–	–	–	–	595	669
Subsidiaries	–	–	–	–	109	–
BMC Subtotal	–	–	–	–	704	669
Total	75,781	73,644	73,881	79,306	81,943	82,773

We point out below some indicators of the human capital of Bradesco, in December 2007:

Gender		Age		Years of Service with Bradesco		Educational Background		Managerial Position

		Younger than 30	50%	Less than 5 years	42%
						High School	17%
Men	52%	From 31 to 40	28%	From 6 to 10 years	19%			Non-commissioned	51%
						University	82%
Women	48%	From 41 to 50	19%	From 11 to 20 years	22%			Commissioned	49%
						Other	1%
		Older than 50	3%	More than 20 years	17%

Personnel Expenses

In 2007, Bradesco’s personnel expenses reached R$6,570 million, including those related to remuneration, social charges, benefits, training, employees’ profit sharing, among others.

The following pie graphs show the percentage share of each item in relation to total Bradesco’s personnel expenses in the last two years.

Breakdown of Personnel Expenses

Personnel Expenses by Business Segment

Training

Believing in people’s value and in the capacity of development of each individual is one of the values declared by the Organization, made feasible by means of a strong educational process comprising all staff, in all positions and activities developed, aiming at supporting people in their self development by means of a full strategic alignment, and motivating them to constantly seek their improvement.

The Staff Training Department is responsible for the training actions of Bradesco Organization and, by means of the “Bradesco Organization Training Management” process, was granted the NBR ISO 9001:2000 quality certification in December 2002 and was certified again in December 2005. Thus it ensures an ongoing improvement of processes and the quality of training actions, reinforcing its commitment to contributing to the development and appreciation of the staff and the employees.

Investments in educational actions focused on employees of Bradesco Organization increase each year and show the importance given to the team qualification as a competitive advantage to the success of its results. Among others, these aspects make Bradesco a Complete Bank, which respects the client and shows its various actions with transparency and credibility, reflecting the value added of being a Bank which invests the most in its staff qualification – and this justifies and makes the “120 reasons to be a Bradesco client” become a real belief practiced by the Organization.

In 2007, R$75 million was invested, 37% higher than the average of investments made over the last 5 years, with the purpose of continuing the main training programs targeted at several areas of the Organization and implementing new programs aimed at meeting corporate business strategies.

In this different context of knowledge management, Bradesco Organization has strongly invested in training programs that contribute to the strengthening of internal competences and to the development of talents, as a support to the mission described in the internal policy of people management, “Recognizing that people are the sustaining basis of our business, we have as mission to attract, develop, recognize, manage, esteem and stimulate Bradesco Organization’s talents, by means of the permanent construction of an integrated value relation among corporate activities.”

In 2007, 1,967 different courses were made available and trainings had 1,021,153 participations in the several available media: TreiNet, Video Training, Brochures and Presence Courses.

Presence Courses

In 2007, there were more than 156 thousand participations in presence courses, mainly actions for Retail segment comprising nearly 44 thousand participants in several programs. We highlight the Client Management course, which comprises themes such as analysis of the profile, potential and needs of the portfolio for the adequate relationship management, planning of strategic actions and presentation of financial alternatives that may meet the clients’ expectations and that generate loyalty and increase of assets and results of branches.

We also point out the Loan in Retail program, in partnership with Sebrae, focused on loan analysis and granting for micro and small-sized companies, with a view to contributing with the financial growth and strengthening of such public in the competitive market. We also count on the Loan Business course, whose program was implemented for the Managers of Corporate Accounts, in the Retail segment, aiming at improving service, identifying the companies’ needs through a commercial approach, negotiating appropriate credit facilities, improving client loyalty and results in general, by providing the necessary knowledge and techniques for the ongoing expansion of business.

In the continuous search for excellence in the provision of our services, we offer the courses: “Assistance –A New Business View” and “Pre-Assistance Techniques”, which are specifically focused on the quality of assistance and on the preparation and awareness of the teams directly connected to the assistance of new clients. It is worth mentioning the “Assistance for Opening of Accounts and Businesses” course, which aims at training employees to conduct the business process with quality and professionalism, aiming at clients’ loyalty and the increase in branches’ results.

With the purpose of implementing enterprising actions and behaviors aligned to strategic goals and target programs of several segments, by identifying business opportunities and improvements in results, we continued to carry out the Enterprising Leadership program, in partnership with Ibmec, involving the participation of Regional Officers and Managers.

In 2Q07, a training course on Rural Loan was developed, provided by Agronomist Engineers, to the employees of branches which deal with this activity. The program comprised the credit facilities regulations and its operationalization, providing the appropriate compliance of these operations to the needs of clients of the agribusiness sector.

This year, we also carried out the Real Estate Loan program, which provided the qualification of branches’ employees to meet commercialization and operationalization demand of Real Estate Loan Product. The program comprised financing lines and their compliance regulations.

Other highlights are the courses destined to the branches’ managers of Prime and Retail segments, such as: Leadership and Technical Supplementary Qualification for Branches’ Managers – First Management, which improve the technical and behavioral competences required for this position; and the Coaching, Enterprising and Results Leadership Program, which prepares the professionals to perform as managers of teams in the current scenario, by absorbing the competences and instruments necessary to transform work groups into enterprising and winner teams, focused on leverage of businesses and higher corporate results.

As a supplement to the qualification process, we are currently developing the PAA (Advanced Service Branch) Managers Education Program, which increases the professionals’ view about the segment and market niche in which they are focused, so that they are able to identify and understand the specific needs and expectations of their clients, establishing service and business strategies and increasing results, by means of business planning. In its turn, the Programs of Basic Education for Corporate and Business Skills Development for Individuals and Corporate Clients have as purpose the technical and commercial education of professionals who perform in the business area of the branches, highlighting the development and improvement of knowledge and behaviors, which favor the proper relationship and the meeting of the clients’ needs, focusing on results.

Another action in progress is the Education Program for Individual and Corporate Assistant Managers, which qualify the professionals of Retail branches, responsible for the education and operationalization of loan product processes, providing quality and efficiency of operations.

The process of qualifying Managers of the Prime segment included the Managerial Development Program which comprises, among other aspects, the improvement of the business and relationship management process, the optimization of funds and the leverage of results for the clients and segments. The first class of PDHN Prime – Business Skills Development Program – started in March and was concluded in May, reaching its initial goals of intensifying participants’ understanding of the Organization’s and Bradesco Prime’s culture, policies and core businesses, besides qualifying them for the development of future activities, through the honing of technical and behavioral skills / competences and the absorption of the appropriate methodologies for carrying out the financial consulting process. We also point out the courses of Stocks and Capital Markets, Investments, in addition to Loan Products that rescue technical and commercial aspects essential to trading, so that clients see Bradesco as a Complete Bank.

As supplement to the qualification for the segment Prime, we made available the Coaching, Enterprising and Results Leadership Program and Business and Financial Consulting, for branch managers, and the Leadership and People Management Program, for administrative managers, which enable the professional improvement and the consolidation of their role as people managers and coach, so as to meet their goals by means of their teams.

We intensified the Business and Financial Consulting Program, developed by FIA, which qualified and trained the teams of Prime Relationship Managers with techniques and methodologies favoring the performance as financial and business consultant, identifying and stimulating the clients’ needs, aiming to present viable solutions or profitable investments, taking into account the ethical and social elements, as well as the focus on results for the client and the Organization. We launched the Agribusiness Program: Risk and Opportunity Identification, which increases the group knowledge on agribusiness market, its potential, current situation and future trends, developing the managers’ commercial view so that they perform the proper planning and follow-up of agribusiness business / results, focused on identification of opportunity and risk signals, as well as on the meeting the clients’ needs and expectations, in order to ensure the achievement of established goals for the segment.

For the Bradesco Empresas and Corporate segments, we recently launched the Business Strategic Vision and Strategic Finance Programs, which encourage the professionals to innovate their managerial practices before their challenges in the market, based on self-knowledge for an analysis of the institutional and organizational environments, and allow the conciliation between corporate theory and practice, focused on analysis, assessment and innovation in their activities. The Program for Qualification of Bradesco Empresas’ Assistant Managers was also developed with the purpose of expanding the team’s technical and managerial view necessary to the professional development, taking into consideration their duties and responsibilities.

The training actions to the Bank’s Departments and its Affiliated Companies were also shown by means of 106,741 attendances in several external and internal events, made available, respectively, by specialized companies, which offer vacancies to the general public and by specialized consultants, as well as teams of instructors and employees of the Organization.

We point out the training for Bradesco Seguros e Previdência, which involved 64,685 attendances and was continued in 2007 through the name brand UniverSeg – Universo do Conhecimento de Seguro (Insurance Knowledge Universe), consolidating new actions that reflect the strength of the project, such as: the first class of the MBA in Business Management with a concentration on Insurance, in partnership with Ibmec – RJ, benefiting 30 professionals on management and superintendence levels; the I DGTO / Auto/RE Seminar, which represented a competitive edge for the accomplishment of the company’s strategic objectives, as it approached the integration between the Technical/ Operational Management (DGTO) and the new purposes of Bradesco Auto/RE; the I DGTI Seminar – “Integrate to Conquer”, which allowed the managers to integrate to the new procedures of Information Technology Management (DGTI), the II Auto/RE Seminar – “Turning Knowledge into Sales”, which consists in assessing the technical knowledge of the commercial team, arguments diversification and improvement of the insurance company products; and the Program for Managerial Improvement in Insurance and Pension Plans, with 214 class-hours, prepared in partnership with FIA/USP, with the aim of aligning knowledge and improving the Financial Administrative team for better performance and results.

The Program for Qualification of Production Assistants (task force) was continued, preparing 47 new Production Assistants, in addition to the Quality and Market Profile, Qualification of Production Assistants, Production Supervisors and Interpersonal Relationship Development programs for the basic staff of the Insurance Company.

We also concluded the first class of Qualification of Transportation Product Managers, strategic project of Bradesco Auto/RE, which aims at making the portfolio more profitable by means of the expansion and maintenance of great risk clients. This process required the individual qualification of 14 new professionals, during a 372 class-hours program, as well as the Qualification and Improvement course –Health Production, destined to the preparation and improvement of professionals of Bradesco Saúde’s commercialization area.

The “From Broker to Broker – One Thousand Reasons to Sell Bradesco Seguro Auto” project reached the number of 600 brokers trained during this year. Later, this project should be elaborated again to focus the basic lines products. It is estimated to start next year.

We continued the basic product courses, such as Vehicle, Equipment, Residential, Corporate, Health, Applicable Sales and Communication & Professional Development, which aim at providing the brokers who commercialize Bradesco Seguros’ products, in the insurance market and in the Bank’s branches, with information that set our products apart from the competitors’ ones, as sales argument.

The training for Bradesco Vida e Previdência (BVP) was focused on development of specific actions by segment/function. Previously it was destined only to executive superintendents and sale professionals, but now it comprises other publics, thus developing all BVP staff. We practiced actions, such as Qualification of New Secads, training for Business/ Private branch products managers. We also invested in Anbid and Loma certifications. We concluded the project Movere, which aimed at developing competences of Learning Guidance, Strategic Vision and Planning, People Management and Leadership, for managers of the Central Management.

We also carried out the Relationship Management module professionals, responsible for the support to clients after the product is sold, so as to provide them practical tools, thus ensuring the excellence in the relationship management.

The assistance to the needs of Finasa was shown in managerial and operational programs, such as the Information Security Speech, which made participants aware of their roles in ensuring Information Security, and supported them with measures that allow the accomplishment of actions and do not jeopardize the image and reputation of the Organization, its employees and its clients.

For Finasa Private Label, we carried out the Success in Sales event, with the main purpose of allowing commercial supervisors, leaders and clerks to develop a proactive attitude towards clients, identifying opportunities to reach results, developing an attitude of initiative before adversities and an opportunity vision. That was a training course aimed at employees of Finasa’s partner, Comper.

In addition to these actions, we also carried out the Improving the CP Commercial Agent program, destined to employees from the Cooperative Coop. The program aims to align and standardize the assistance to personal loan client, taking advantage of the clients flow in branches, from the approach to the conclusion of the operation. It sets Finasa apart from the competitors and adds value to the product.

We continued the training actions included in the scheme of courses such as: CP Supervisor Qualification, Formalization and Control, Loan, Sales Management and Improving.

Regarding Sports segment of Finasa, we point out the course of Teachers Qualification, which comprised 42 participations and aimed at preparing the technical staff of Finasa Esportes, which comprises from trainers of sport practices to teachers, to also assume the role of transformation and inspiration agents and of reference to the athletes. We also point out the Professional Image Treatment, which made athletes of Finasa Esportes in the children and junior categories aware of the importance of caring for their personal image, both in the physical aspects and in the virtual ones (relationship websites), getting to know the positive and negative consequences for the Project and for the Bradesco Organization. The Teachers Qualification course was carried out in modules, for we consider this method a way to accomplish more consistent results regarding change in attitudes.

We also point out the training for Scopus Tecnologia employees, mainly two courses: the Supplementary Qualification for Stockers course, whose main objective is to promote the development of technical storage competences in all regions in Brazil, and the Consulting Service for Dell Computers Technicians course, which enabled the development of competences and abilities necessary for the rendering of a personal quality service to individuals who have Dell equipment.

We developed the OBB Plus Supplementary Qualification training, which aims to provide updated information to Scopus technicians on changes in the applicative and standardize information. In this process, 90 professionals representing all regions of the country were trained; they must pass the course content to the other technicians.

With the incorporation of American Express operations in Brazil, we promoted various training programs aiming at preparing employees recently incorporated for the transition process, stimulating the reflection and sensitiveness on acquired experiences, as well as qualifying leaders with knowledge and tools which make the change easy, thus improving the business results. Among events developed, we point out the Integration Program, the Managing Changes and Transitions course, as well as Sales and Negotiation Techniques for the Call Center in Uberlândia.

For Prof. Edmundo Vasconcelos Hospital (HPEV), we continued the Mais Project with coordinated actions to different employee levels. We are investing efforts to improve the quality of service rendered by employees to the hospital’s users/clients according to the Hospital Hospitality concept, present since the beginning of Mais Project, in 2004. We planned trainings for nurses about Professional Attitude, which aims at generating good perception of service rendered to our clients, as well as the Use of Technology course, so as to prepare/sensitize the nursing staff to technological innovations which will be implemented in the hospital.

We are also investing in the Perceptive Communication program so that the employees’ first approach is efficient. The managers are involved with the Strategic Planning conducted by DTN and supported by the Training Department. The Strategic Planning suggestion was a result of the work carried out with this public since 2004, in which we develop the HPEV comprehension as a business unit. As a result of this work, the development of new projects, as well as the intensification of the current ones, is expected, thus strengthening the HPEV performance and results.

Since the establishment of Banco Bradesco de Investimento – BBI, the Training Department has tried to contribute to the process of developing competences necessary to the business. We developed trainings focused on improvement of the ability of presenting the Organization, so as to improve the BBI image in the market; we also developed the Sponsorship Abroad Program, which aims at increasing employees’ qualification and retention in several business areas of the Organization. We carried out the Oral Communication course, adapted to the Banco de Investimento reality, involving 20 participants.

Training for Information Technology areas continued in 2007, with the attendance of 8,565 professionals in technical training courses, aiming at improving storage performance and information availability to internal and external clients.

In addition, with a view to the ongoing improvement of IT methods and processes, we are qualifying 20 professionals at the Methodology and Development course, which presents quality models and solutions for the development of software to be applied in internal processes.

The Project Management Program was continued, and there are currently 26 professionals undergoing training and 239 concluded the training so as to provide solutions ensuring quality to technology systems and obtain the PMP – Project Management Professional certification; 28 employees are already certified. As a competitive edge, the Software Quality Certification processes, presenting several software engineering techniques and concepts about product quality, have been continued, as it is a novel certification in the country, whose third class, in progress, is attended by 23 professionals who should join the 40 ones already certified. We also point out the Certification for Experts in Positions Points, which qualify employees to measure systems in accordance with standard technique in the international market; 65 employees are already certified.

Aligned to the IT Improvement Project, we have promoted leveling speeches on the new system architecture for approximately 400 professionals, in addition to carrying out technical/operational courses approaching themes on requirement collection, functional specification and ITIL (Information Technology Infrastructure Library), which aim at a faster and more effective service in identifying IT needs.

With the purpose of bringing forward the preparation and qualification of new professionals, generating a technical renovation and qualification atmosphere for operation in IT areas, we are promoting the IT Qualification Programs for trainees and interns. We currently have 70 trainees, coming from Fundação Bradesco, and 28 interns from renowned universities such as Poli-USP, Mackenzie, FEI and Mauá; 10 of them were effectively contracted.

With the purpose of seeking the improvement in IT and technological update, 107 professionals took part in the CIAB – Information Technology Congress and Exhibit of Financial Institutions.

Lectures on Information Security, in partnership with Risk and Compliance Management Department, were carried out for professionals of the Business Technology Department, taking into account that this culture must be constantly strengthened, because they not only provide improvement in internal processes and controls related to the information assets concern, but also provide the dissemination of this culture in the premises where these professionals operate.

In order to qualify professionals in the best international market practices for the Business Analyst position, we are training 26 professionals of the Business Technology Department, based on the BABok (Business Analysis Body of Knowledge) manual, which is an innovative course in Brazil.

We also qualify professionals of the Business Technology Department by means of two behavioral training programs: Coaching Leadership and Developing Competences, both with the purpose of improving or developing skills and competences necessary to consolidate the business analyst’s performance before his/her activities in the Organization.

Also in IT areas, we started two classes of MBA in Corporate Management, with a concentration on Business Technology, in partnership with FIA/USP, benefiting 66 professionals, which aims at qualifying them to managerial and business skills to operate in an integrated manner in the company scope, with domestic and foreign markets and the society.

Evolution of Presence Participation in the Last Quarters

Partnerships with Universities and Colleges

Since 1996, in partnership with educational institutions, such as FIA, FIPE, Fipecafi, FGV and Ibmec, 2,036 Bradesco’s employees obtained MBAs, Post-Graduate, Specialization and Masters Degree certificates, important for the maintenance of quality of information provided and for the qualification of the staff to be aligned with the most modern management practices.

In 2007, a class of the MBA in Controller (Fipecafi), two classes of the MBA in Banking Business (FGV – SP), two classes of the MBA in Online Banking Business (FGV – RJ) and two classes of the MBA in Corporate Management with focus on Business Technology (FIA) are in progress. In addition, one class of the MBA in Controller (Fipecafi), three classes of the MBA in Banking Business (FGV ) (two in São Paulo and one in Rio de Janeiro), one class of the MBA in Bradesco Organization’s Processes Management (FIA), one class of the MBA in Foreign Trade and International Operations (FIPE), one class of the MBA in Business Management with a concentration in Insurance (Ibmec – RJ) were concluded, totaling 495 professionals from different areas of the Organization.

Certification in Investment Products

Programs that prepare for the exam of Certification in Investment Products are in progress and are specially prepared for employees who need to obtain a certification, after study of the material previously made available. In 2007, 4,611 professionals were certified. We also innovate by using a new media (Telepresencial), which allows the qualification of a higher number of professionals, maintaining the satisfactory results of the process.

The average approval index reached by Bradesco this year was 61.7%, while the market index stood at 53.0% . This fact consolidates the concern the Organization has to adequately prepare professionals and also the involvement shown by employees during the certification process.

These figures enabled the certification of 15,811 professionals directly involved in the assistance to clients of the Branches Network and to investors qualified in compliance with the Resolution no. 3,158/03, of the Brazilian Monetary Council.

Reason Challenge

In order to encourage the Bank’s employees to read, understand and absorb the 120 Reasons to be a complete client, the “Reason Challenge” (Desafio da Razão) program was created. It is a qualification program divided into three phases and involved, in the first one, all Bank’s employees, with the purpose of helping them to acquire 2.5 million new clients, by means of ethical, transparent and quality performance in services, which reflects our Organization’s posture in the ongoing search for the improvement of our products and services.

This large program was developed by means of TreiNet, comprising questions related to the 120 Reasons, as well as others related to corporate scope. It involved 44,000 professionals in the 1st phase and 3,059 employees in the 2nd phase, classified according to the number of questions correctly answered within the shortest time.

The challenge ended with the 3rd and final phase, involving 50 professionals who stood out in the previous phases and, thus, had the opportunity to show all their knowledge and ability in an exciting contest in Cidade de Deus, in the city of Osasco, state of São Paulo.

Ethics

With a view at implementing the theme Ethics inside the Organization, several actions have been developed. Among them, we carried out an action by means of lectures on the theme “Ethics – Business and Life”, which involved more than 2 thousand employees of managerial level of all the Organization areas. With the participation of team managers, we continued to disseminate the ethical culture, which must be incorporated in the peoples’ actions and lives, in all roles performed on a daily basis, in both professional and personal scope.

TreiNet – Training through the Intranet/Internet

TreiNet, a special qualification tool, allows the dissemination of new knowledge indiscriminately and quickly to all the Organization’s staff. It constitutes an important instrument of personal and professional development.

Bearing witness to that are the over 2.3 million participations in the 101 available courses since its implementation in 2000. In 2007, 24 new titles have been launched:

– Exchange and Foreign Trade – Export Concepts, the latter being the second course in the Exchange and Foreign Trade series, whose aim is providing information that may be useful to meet our clients’ requirements and prospecting new business in the Export operations;

– APF – Análise de Ponto de Função (Function Point Analysis) course, with the purpose of providing the trainees with a technique able to determine the size of a system project before developing it, besides assisting in the estimate of costs and resources, allowing a greater assertiveness in managing budgets for Information Technology projects;

– Integration to Finasa course, which promotes the employees integration to Finasa, as well as to Bradesco Organization, exploring from Bank’s origin and history and Finasa’s origin to its employees’ rights and obligations;

– Leasing course, which teaches employees what Leasing is, its characteristics, rules and procedures of Bradesco products, thus allowing the identification of business opportunities; it enables the branches to increase their product placement with the leverage of results;

– Accountability and Reimbursement Approval course, developed for the employees to understand the new accountability and small expenses process, travel for training, operational risk (excluding when traveling) and its main concepts;

– Capital Markets course: organized in 7 sequential courses. In 2007, three of them were launched: Main Concepts, which show employees the capital markets structure, by comprising the Brazilian Financial System (SFN), the regulatory environment and its main regulation and inspection agencies, as well as market agents which is comprised of Financial Institutions, under CVM supervision; Distribution of Securities, developed to present to employees the most common funding operations involving fixed and variable income securities, the characteristics of securities issued and information on documents necessary to place securities in the market; and Operating with Stocks, developed to present to employees the capital markets structure, mainly the stock market;

– A series of 4 titles on IT Improvements project: Overview on Systems Development Cycle course –Transaction and Systems Development Cycle course – Transaction, in which the main focus is give to trainees detailed information on all phases composing the systems development cycle; Overview on Projects Management Methodology: which qualifies trainees with comprehensive knowledge on projects and programs management processes in Bradesco; and Projects Management Methodology: developed to employees leading DDS projects. This training is focused on the workflow tool of projects processes and systems development;

– Bradesco Expresso, organized in two sequential courses. The first course of the series, Bradesco Expresso – Commercial and Management, has as purpose to provide commercial and management information to help the prospection of new points for the implementation of Bradesco Expresso and also to the follow-up and management of correspondent places. The second course, Bradesco Expresso – Operational Procedures of the Relationship Branch, has as purpose to provide guidance on the operating procedures of the relationship Branch and the business establishment. These courses will enable the improvement of the operations management, such as the follow-up of the cash account, the account rendering and procedures related to available products and services;

– Creation of the Maintenance and Service Grade was the first course of the second set of courses of SAP.
This course was prepared for the employee to know the creation process of calls for the maintenance of objects and equipment and request for corporate products through our portal;

– Request for Services, Layout and Funds Approval was prepared for employees to know the processes of service request, layout and funds approval through the SAP Portal, following all its phases, in addition to learning about the assessment and service acceptance form;

– The Consumer Defense Code course has as purpose to teach employees about the rules of the Consumer Defense Code;

– A series of 4 courses about the Bank's single registration, a system currently being developed: CADU – Sensitization, which was prepared to teach employees about the importance of new procedures of the new Registration, which will become the main source of information of the entire Bradesco Organization; CADU

– Documentation, which was developed to teach employees about how to fill in each field of the individual and corporate clients' forms correctly and about important concepts for the correct registration of these clients; CADU Web, developed to teach employees about how to include, change and renew registration data through the web and to get to know the functions of some buttons and links found in the web pages of CADU; and CADU Ims, developed to teach employees about how to implement registration data through a management terminal. It also shows hints and ways to make browsing faster and easier;

– Exchange and Foreign Trade III – Import Concepts is the third course in the Exchange and Foreign Trade series, and has as purpose to provide information on the Brazilian import, which is useful to meet our clients’ demands and to prospect new businesses.
It shows the necessary procedures to carry out Import operations in the Brazilian market, the major types of payment and financing and the correspondent risks and advantages;

– Introduction to the Multirisk Insurance. The Mass Basic Lines course was updated and restructured. This is the first course of the new series and has as purpose to provide basic information on the Multirisk Insurance, such as coverage, calculation of premiums and operating work. This information may provide a major know-how and security to trade insurance. The other following courses will show the products of the Multirisk Insurance sold to Individual and Corporate Clients; and

– Bradesco Collection Scheduling, a course that provides information on operations available at CBCA (used by branch employees that enables the management of scheduling or payment of securities) and on users' most frequent doubts, which will enable a safer use and a more efficient service to Bradesco's clients.

In August, the SA 8000 Challenge was carried out, by means of TreiNet. It is a quiz destined to employees who work in SA 8000 certified premises. Its main purpose was to motivate employees to take this theme to their everyday life in a casual and interesting manner, since a cheerful environment with challenges makes the experience motivating and efficient for all participants, in a corporate climate.

In English learning, on-line training has also been a competitive advantage, enabling the participation of around 1,000 employees in courses from basic to advanced level.

By means of Fundação Bradesco Portal, some TreiNet courses are available for clients who hold a Bradesco University Account. Moreover, by means of the website 100% broker of Bradesco Seguros e Previdência, TreiNet is also available for brokers and dealerships who sell the Organization’s insurance products.

Evolution of courses in TreiNet

Brochures and Video Training

Based on the demands of Bradesco areas of standard and operational issues, with a view to employees’ awareness, this year we have made five brochures available about the following themes:

– New Bradesco Statement, which disclosed and clarified the changes made in the statements, so that professionals who work directly with clients may promptly answer the possible doubts concerning the new model;

– Loan Operation with guarantee of Visa/Amex receivables, which guided branch employees in relation to the Receivables theme;

– Leasing, which guided branch managers about Leasing, its characteristics, advantages and arguments necessary to conquer and make clients loyal by means of the product;

– Rural Loan, which provided the branches’ employees with basic information on Rural Loan operations, mainly its modalities; and

– American Express Cards, which presented the main benefits, of each credit and purchase card characteristics and advantages, as well as useful arguments when selling, thus creating conditions for the employees to offer the proper product to each client profile.

Seven new video training courses were also launched:

– Social-environmental Responsibility – Sustainability, which raised employees’ awareness and drew their attention to the importance of social-environmental responsibility among us, so as to create a preservation culture;

– New Bradesco Statement, also available in brochure format;

– Market Conquest Platform, which aims at making managers aware of how to use a new research system to improve their client portfolio and increase the business volume;

– American Express Cards, by means of which we disclose and guide employees about American Express cards, specially the Organization’s commercial strategies and competitive advantages, as well as target-public, benefits and advantages for the clients and the Bank;

– Accessibility, which was aimed at raising employees’ awareness and drawing their attention to understand how to assist people with special needs;

– Real Estate Loan, which aims to guide and stimulate the branches’ employees concerning the real estate financing commercialization; and

– Opening of Accounts in Banco Postal, destined to Post Office employees so as to guide them on the opening of account, specially the process security.

Social and Corporate Responsibility

We continued with the projects that focus on human valuation, such as: Youth Apprentice Program, Young Citizen Program and Internship Programs with students from different universities, among them, the Bradesco Program – Unipalmares (Universidade Zumbi dos Palmares). These programs benefit youngsters in the beginning of their careers, with qualification, social inclusion, as well as personal and professional development. Also under this context, Bradesco developed preparatory training in Libras –Brazilian Language of Signs (the sign language for deaf-mute people), for employees providing direct services to disabled clients, including hearing impaired clients, in order to guarantee this public accessibility to our branches.

Evolution in Employee Participation in Training – thousands

Total Amount Invested in Training – R$ million

Fundação Bradesco – The Bradesco Organization’s Social Action

Background

Fundação Bradesco, a non-profit entity, headquartered at Cidade de Deus, Osasco – SP, was founded in 1956 and declared to be of Federal Public Utility by Decree no. 86,238, on July 30, 1981.

Aware that education lies on the roots of equal opportunities and personal and collective fulfillment, Fundação Bradesco currently holds 40 schools installed as priority in the country's most underprivileged regions, in all Brazilian states and the Federal District.

Objectives and Goals

Through the innovative action of private social investment, the main mission of Fundação Bradesco is to provide formal quality education to children, young people and adults, so that they achieve personal fulfillment through their work and the effective exercise of citizenship.

In the last ten years, Fundação Bradesco has provided presence and distance education courses on a free of charge basis and with quality to 1,474,000 students comprising children, youngsters and adults.

In 2007, Fundação Bradesco surpassed the 384 thousand services in its several performance segments, of which 109 thousand students in its own schools, in the basic education, from Kindergarten to High School and High School Technical Education, youngsters and adults education and in the preliminary and continuing qualification of workers. Also, through virtual school, its e-learning portal, and CIDs – Digital Inclusion Centers, there are more than 275 thousand services. Uniform, school supply, food and medical and dental assistance are ensured to the 50 thousand students of Fundação in the basic education on a free of charges basis.

Areas and Methods of Action

Basic Education

Basic Education comprises the Kindergarten, Elementary School (first to ninth grades) and High School, comprising more than 45% of all students on courses provided on a free basis by Fundação Bradesco each year. In addition, the students receive free school materials, uniforms, meals and health and dental care assistance. Fundação Bradesco is always evaluating the contemporary learning trends and, therefore, is always bringing new challenges for learning practices so that the conclusions are spread throughout all school units and that propose ongoing interaction among them.

The schools are understood as a privileged environment for citizenship values and for regarding students as original, creative human beings and culture producers. Students learn through experiences in both school and society. Hence, their potential and needs to interact and reflect on the diversity of knowledge are approached in the classrooms.

Fundação Bradesco’s multi-disciplinary learning seeks to provide students with access to practical and theoretical cognitive content, based on the principle that the development process is both dialectic and constructive.
On this intent, Fundação Bradesco offers various continuing education opportunities to educators, including presence and distance education courses.

Concomitantly to teacher education, there is the production of teaching materials and resources. Books used by students from the 1st to the 5th year of Elementary School, Philosophy material for High School, CD-ROMs and DVDs for teachers with guidelines for their work.

Technical Professional Education

Based on the commitment of offering technical professional education capable of guaranteeing to the student the continuous right to develop their skills for a fruitful and social life, Fundação Bradesco is in consonance to a new model of technical education in force in Brazil. Bradesco structured the course syllabuses, prioritizing the demands from the market and the society from a brand new perspective, offering work preparation.

High School Technical Education

Based on the professional areas of Agribusiness, Management, Industry (Electronics) and Information Technology, a number of courses were developed and offered according to the specific needs of the communities in which the school units are located.

The syllabus of these courses aims to ensure a close relationship among work, knowledge and citizenship. The final target is to bring out creative, productive and business-minded citizens, as well as showing students the importance of permanent education.

Through offering students, who arise from underprivileged backgrounds, courses whose syllabus will facilitate their entry and re-entry into the labor market, Fundação Bradesco provides access to the emerging and fast-changing business world.

Preliminary and Continuing Qualification of Workers

Fundação Bradesco offers on a free of charge basis this mode of education, designed for the needs of update, qualification and re-qualification of workers with different school levels. There are more than 100 options for free courses, presenting flexible programs, in the same track of the labor market conditions, in the following professional areas: Management, Personal Image, (Fashion and Personal Beauty Care), Industry (Electrical, Electronics and Printing Technology), IT, Leisure and Social Development, Tourism and Hospitality (Tourism, Hospitality and Catering Services). In the Agribusiness Area, Fundação Bradesco offers courses which include Artificial Insemination techniques.

Youth and Adult Education

These students come from different regions but often have similar life histories and comprise in their majority, workers and housewives who were unable to attend or remain at school when they were supposed to. At Fundação Bradesco, they are given adult literacy courses and graduate at both Elementary and High School levels, apply for university entry, in order to improve their employment prospects and most importantly to increase their skills.

Youth and Adult Education courses are given in two segments: Youth and Adult Literacy and Tele-education for Elementary and High School Equivalency.

The Tele-education courses are offered in the own schools of the Fundação or on the premises of the companies that have entered into operating agreements with it, with flexible timetables to suit the different work shifts, once the classrooms are taken up to the companies, respecting the different working hours and avoiding the need for students to commute to school units. Another reason for the good performance is related to the investments made by Fundação Bradesco in learning technology resources.

Developed for the parents of students who attend the schools of Fundação Bradesco, the Adult Literacy Course is structured around a socio-constructivist concept, whereby the student becomes an active subject in the learning process.
The topics addressed during classes arouse interest and motivate learners, guaranteeing the success of the course. The main purpose of the Fundação Bradesco is to prepare students to improve their life conditions, based on the acquisition of organized knowledge, since according to Bradesco’s philosophy education alone is capable of forming citizens who are participative and aware of their role in society.

Distance Learning – Virtual School

The e-learning “Virtual School” portal, maintained by Fundação Bradesco since 2001, in partnership with worldwide well-known content providers, enables the spread of service of its 40 Schools to locations out of where they are placed.
Based on pedagogical mediation concept, in which the student is the main agent of his/her learning, the Virtual School currently offers 184 distance and hybrid education courses in the IT area, benefiting around 165 thousand students and teachers. The portal allows experience, knowledge and information exchange, through online tools, such as chats, conferences and virtual campus which may comprise more than 150 thousand users.

Digital Inclusion

Fundação Bradesco promotes fast and easy access to new information technologies to people who live near its schools by means of Digital Inclusion Centers (CIDs).
In addition to be a learning and professional qualification center, by offering short and long-term courses similar to those provided in Fundação Bradesco schools, CIDs also work as a discussion forum of local problems, associated with companies in partnership with Bradesco Organization, Public Schools, Universities and Brazilian and Foreign Research Centers, such as Universidade de São Paulo – USP and Media Lab – MIT.
Currently, Fundação counts on 69 Digital Inclusion Centers which provided services to 109 thousand users of different profiles, such as Indians, Afro-descendents, young people, adults, elderly and people living in urban and rural communities from all regions of Brazil.

Material Facts

On March 18, all School Units of Fundação Bradesco promoted for the 5th consecutive year the “Brazilian Day of Voluntary Action”. More than 1.6 million services were carried out in its 40 Schools and in other 149 places near the Institution’s units. When compared to the previous year, the number of attendances increased 65%.
The number of volunteers has also increased, from 21 thousand in 2006 to 27.5 thousand in 2007. In all places, more than 140 types of activities were carried out on a free basis, benefiting deprived people who do not have access to a series of basic services in their day-to-day lives.
More than two thousand employees of Bradesco Organization throughout Brazil also contributed as volunteers in the activities. Before the event, employees of the headquarters, Alphaville Center and administrative building of Avenida Paulista stimulated its departments to collect donations, which resulted in tonnes of food and cleaning products, as well as electric appliances, disposable diapers, mattresses, school supply, wheelchairs, among others. The donations were sent to 88 registered institutions, such as day care centers, orphanages, nursing homes and entities which take care of deprived people. In all regions of the country, the Organization’s employees from cities where the schools of Fundação are based had an active participation in the Voluntary Day.

With the educational support of Fundação Bradesco, Bradesco sponsored the Exhibition “Leonardo da Vinci – The exhibition of a Genius” at Oca do Ibirapuera, in São Paulo. The exhibition comprises the creative essence of Leonardo da Vinci (1452-1519) in all facets of his legacy. Due to the restrict number of existing original works and the strict legislation limiting their circulation, all of them were done in Italy by a group of European handicraftsmen and experts coordinated by Modesto Veccia, president of Anthropos Foundation and a world reference as researcher of da Vinci legacy.

Also with educational support of Fundação, the Exhibition “Human Body: Real and Fascinating” was carried out in Oca do Ibirapuera, in São Paulo. In a special and innovative concept, the exhibition showed 16 real corpses and 225 organs reveling – in all its aspects – the operation of the human body and its systems. Developed mainly for educational purposes, “Human Body: Real and Fascinating” also stimulated interactivity, once it had sectors where the public was able to touch real internal organs – an experience never imagined by most people until now.

In order to celebrate the environment month, Fundação Bradesco took part in the Viva a Mata event, promoted by Fundação SOS Mata Atlântica in the Ibirapuera Park – São Paulo, by presenting work developed in the mini-nurseries of SOS Mata Atlântica, established in ten of its school units. Workshops were developed by the schools from Campinas/SP, Jardim Conceição/SP, Marília/SP and Osasco Unit I, with the participation of 1,935 people with the following themes: “Aromatic herbs sachets”, “Ink produced based on natural colorings”, “Antidengue vase”, “Efficient germination techniques in arborous species”, “Exploitation of banana tree fiber”, “Pencil-case assembly by reusing PET bottles” and “Brushwood and sisal accessories”. Fundação Bradesco supported and sponsored the International Exhibition of Robotics and Artificial Intelligence, carried out in São Paulo, which comprised in two pavilions the main companies and research institutions related to robotics in Brazil:

Robots Exhibit, for general public, with robotics attractions and competitions, space for humanoids and educational space and Robotics Conference & Expo, with technology innovations and trends for professionals of robotics and artificial intelligence areas, as well as the handling of products involving technology to solve problems.
Fundação Bradesco took part in both pavilions, presenting projects of Campinas/SP, Gravataí/RS and Osasco/SP schools.

Teresina School Unit celebrated 25 years of activities, with the presence of authorities who pointed out the importance of Fundação Bradesco’s work for the region of the district Grande Dirceu, which has currently more than 20 thousand inhabitants. 25 years ago Fundação Bradesco was established in the community and since has graduated more than 15 thousand students.

During the Annual General Meeting of GIFE – Group of Institutes, Foundations and Companies, the 52 attending members approved the people appointed to constitute the new Fiscal and Governance Councils for the 2007-2009 management. Teacher Denise Aguiar Alvarez Valente, Fundação Bradesco’s officer and member of Bradesco’s Board of Directors, was appointed as the president of GIFE Network of Social Investment.

On September 21, 2007, the Tree Day, five more mini-nurseries were inaugurated for the production of seedlings remaining from the Atlantic Forest, in the Schools of Jaboatão (state of Pernambuco), São João Del Rei (state of Minas Gerais), Feira de Santana and Salvador (state of Bahia) and Caucaia (state of Ceará), totaling 15 community environmental education and awareness units, making the partnership with Fundação SOS Mata Atlântica more effective. Fundação Bradesco’s teachers and students are provided with professional qualification by Fundação SOS Mata Atlântica so as to handle species and promote environmental and reforestation education actions in partnership with local social agents.

Fundação Bradesco supported the 3rd Foundations Meeting of São Paulo, carried out in this city, whose purpose is to discuss ways to strengthen the foundations’ representativeness before the government, society and means of communication.

Paragominas and Irecê School Units celebrated 30 years of activities, with the presence of local and state authorities who pointed out the importance of Fundação Bradesco’s work for the region development. Thirty years ago, Fundação Bradesco was established in these communities and since then has graduated more than 31 thousand students.

Fundação Bradesco entered into a partnership with Fundação Lemann, with the purpose of sharing the “Management for School Success” and “Qualification for Educational Advisors” courses, which aims at contributing to the qualification of teachers and managers of the public and private schools, so as to achieve quality improvements in education and efficiency in the Brazilian school management.

Fundação Bradesco was also in the Exhibit Fiesp System of Social-environmental Responsibility, carried out by the Social Responsibility Committee (Cores) of the Industries Federation of the State of São Paulo (Fiesp). The event occurred at the Biennial Pavilion, at Ibirapuera Park, in São Paulo, and comprised three important themes: Sustainability, Environment and New Economy. Banco Bradesco was also in the event, reassuring the Organization’s commitment to sustainability and pointing out its initiatives in the social-environmental responsibility scope.

With the educational support of Fundação, Bradesco sponsored the expedition “From the Atlantic Ocean to Fog – A journey through Amazônia”, project which involved many professionals for a series of six reports, produced by TV Record to be broadcast through Domingo Espetacular television show.
Three School Units of Fundação Bradesco located in the North Region took part in the shooting: Manaus-AM, Paragominas–PA and Macapá-AP. The expedition showed from the landscape of Ilha de Marajó beaches to the details of a climbing to Pico da Neblina. During three months of production, the team traveled more than 2,400 kilometers, from the Atlantic Ocean to Amazonas, Tapajós and Negro rivers.

Fundação Bradesco and companies of the technology area, Cisco, Microsoft, Telecentre and AMD, carried out the International Forum of Sustainable Digital Inclusion. The event occurred at Bradesco Technology Institute (BIT), in Campinas, state of São Paulo, and gathered social entrepreneurs, NGO’s presidents and officers and private and governmental entities, as well as IT and communication companies involved in digital inclusion projects so as to share experiences and discuss on the impact of their actions for the digital inclusion sustainability in Brazil.

Fundação Bradesco, in partnership with Canal Futura, launched the 5th season of Feito à Mão program. The purpose of this new season is to stimulate the entrepreneurship and material reuse. During the episodes, craftsmen show step-by-step how to use materials which would be discarded as raw material to create products valuing the Brazilian culture and contributing to income generation.

Fundação Bradesco took part in the 2007 International E-Learning Congress Brazil, in São Paulo. With the theme “The School with no Limits and Digital Native Generation”, the event promoted the experiences told by students and teachers related to the use of technologies in Campinas and Osasco schools, by means of tools such as ClassMate PC and Pocket PC in classrooms as an experience. The purpose of the meeting was to reflect on the leadership and technology influence in the teaching and learning processes.

With the support of Fundação Bradesco and Universidade Presbiteriana Mackenzie, the “First MoodleMoot Brazil” was carried out in São Paulo. The purpose of the event was to gather users, future users, managers and developers of Moodle, and teacher Paula de Waal, from Universidade de Pádua, an acknowledged expert in this issue, was the main lecturer.

The Federal Revenue Secretariat in partnership with Fundação Bradesco carried out the Seminar “Acting –your action makes the difference”. The purpose of the event was to focus on themes related to the Fiscal Education National Program. It also comprised the musical presentation of guitars and the Coral Juvenil, both performed by students of Osasco I/SP School Unit, and the staging of a play group formed by deaf students of Jardim Conceição/SP School Unit.

Fundação Bradesco supported the 6th State Seminar of Brazil’s Parents School – “Youth today. Which family tomorrow?”, carried out in Faculdades Rio Branco, in São Paulo. This event was part of the closing of celebrations of the 50 years of Fundação Bradesco.

It supported the VII State Conference of Child and Adolescent Rights, in Santos, São Paulo. The event, carried out by Condeca – State Council of Child and Adolescent Rights, had as purpose to discuss about state public policies and take proposals which may be inserted in the national policy, by means of the National Conference which took place in Brasília in December.

It took part in the Corrente do Bem campaign –Teleton of AACD – Assistance Association to the Disabled Child. The purpose of the action was to collect funds to build new headquarters, expand their facilities or acquire new machinery for the treatment of disabled children. In 2007, Bradesco contributed with one million reais, in addition to the amount of one hundred and eight thousand reais collected by students of Fundação Bradesco’s School Units throughout the country.

Fundação Bradesco became case study theme in John F. Kennedy School of Government of Harvard University, in the United States, with the title “The challenges of Fundação Bradesco: making the difference in the Brazilian educational system”. The launch of the case occurred in Ibmec – SP. The case describes the Institution’s 50 years of activities dedicated to education, shows its advantages in relation to the education in Brazil and gives a series of signs which show the possible actions for the next 50 years. The study was developed and presented by Christine W. Letts, Associated Director for Executive Education, and by Teacher Rita E. Hauser, in the Philanthropy and Leadership Practice in Non-Profit Organizations, of John F. Kennedy School of Government of Harvard University.

Fundação Bradesco launched the book “Actions in the present for a better future”, which gathers 50 environmental education projects developed in its 40 School Units, and the Collection of 4 DVDs “Environmental Education in Schools”. The event was held at Livraria Cultura, in São Paulo, and counted on the participation of environmentalists in the debate “The importance of environmental education in schools”. This event was also part of the conclusion of the celebrations of the 50 years of Fundação Bradesco.

The School Unit of Jardim Conceição-Osasco–SP promoted at the school three expositions: “100th Anniversary of the Flight of the Demoiselle”, a replica of the most important creation of Santos Dumont; “A walk through São Paulo in more than 80 suitcases”, which was about several points of view about the city of São Paulo; and “The Birth of a New Neighborhood: Jardim Conceição” a result of work and research carried out by students of Telecurso (Middle School and High School) when studying the components of History and Geography.

Fundação Bradesco supported the Week of the Public Prosecution Office, carried out at Bahia Othon Palace Hotel in Salvador/BA. The event gathered Public Prosecutors, Law operators and students, with the purpose of debating themes related to the areas of citizenship (the elderly, fight against discrimination, disabled persons, education, defense of artistic, historical and cultural assets), childhood and youth, environment, criminal, consumer defense, civil and foundations.

Choirs from several School Units performed in year-end celebrations, such as the participation of students from the schools of Osasco I and Rio de Janeiro in the Inauguration of the Christmas Tree of Bradesco Seguros, in Lagoa Rodrigo de Freitas, Rio de Janeiro.

Main Acknowledgments

Projects of 8th grade students from the Middle School, from High School and from Technical Courses of public and private schools all around Brazil participated in the V Febrace – Brazilian Fair of Sciences and Engineering, promoted by USP –Universidade de São Paulo with the purpose to encourage new vocations in Sciences and Engineering, by means of the development of creative and innovative projects. Fundação Bradesco was represented with twenty five projects which achieved important awards:

• Febrace Award – Best Journal

Project: Sun Desalinization Device – 1st place of Unit I – Osasco/SP

• Febrace Award – Highlights in Creativity

Project: Sun Desalinization Device – 2nd place (group projects) of Unit I – Osasco/SP

• Febrace Award – Highlights in Innovation

Project: Sun Ray: Utilization of the sun energy for lighting of roads and highways – 3rd place (individual projects) of the School Unit of Rio Branco/AC

• Febrace Award – Best Projects – Agricultural Sciences

Project: Production in laboratory of African beetle in the region of Pantanal – 3rd place (group projects) of the School Unit of Bodoquena/MS

• Febrace Award – Best Projects – Exact and Land Sciences

Project: Sun Desalinization Device – 2nd place (group projects) of Unit I – Osasco/SP

• Febrace Award – Best Projects – Applied Social Sciences

Project: Domestic water consumption control –2nd place (individual projects) of the School Unit of Gravataí/RS

• Febrace Award – Best Projects – Applied Social Sciences

Project: Cane for the visually impaired against air shocks – 1st place (individual projects) of the Scholl Unit of Gravataí/RS

• Edusp Award for Libraries and 2007 Positivo Award

Project: Museu Paulista, for whom? Accessibility proposal by means of a tactile map of Unit I –Osasco/SP

• Eletrônica Total Award

Project: Scop (Sensor Cop) of School Unit of João Pessoa/PB

• Eletrônica Total Award

Project: Time controller of water flow of the Scholl Unit of Maceió/AL

• Microsoft Brazil Award: Partners in Learning

Project: Development of learning instruments for dyslexia of the School Unit of João Pessoa/PB

• Descobrindo a Ciência Award: Sangari

Project: Sun Desalinization Device of Unit I –Osasco/SP

• Lego Education Award

Project: Time controller of water flow of the School Unit of Maceió/AL

Donald Stewart Jr. Award – “Freedom and Property Rights”– a Senior Student from High School from the School Unit of Rio de Janeiro received a Honorable Mention due to the originality and creativity of his work focusing the theme “Freedom and Property Rights” which shows a wide content and large methodological effort for the research.

Three schools of Fundação Bradesco participated in the Robotics Championship – First Robotics Competition – FRC in Porto Alegre – RS, represented by three teams: Osasco; Campinas and Gravataí and had the following classifications:

Team #2244 from the School Unit of Osasco – Free Access Evolution received the Engineering Inspiration Award, which is only granted to veteran teams, classifying the team for the World Competition in Atlanta. In addition to this award, the team from the Unit of Osasco also received the 1st Place in the Safety Award of industrial safety and the Queridinhos da Vovó (Brazilian Machine) Award, celebrating the rookie team (freshman) which best incorporated the motto of First.
Team #2243 from the School Unit of Campinas was also classified for the World Competition of Atlanta by receiving the Winner (Alliance) Award. In addition to this award the team from the Unit of Campinas received 3rd Place in the Safety Award of industrial safety and Daimlerchrysler Team Spirit, celebrating the enthusiasm and the work spirit of the team which counted on a mascot, choreographies and songs cheering the Competition.
Team #2247 from the School Unit of Gravataí, ranked 2nd in the Safety Award of industrial safety, and ranked 6th in the classification of score in the general ranking.

South American Championship First Lego League (FLL) – Fundação Bradesco participated in the Robotics competition in São Paulo, represented by teams of the schools of Osasco – Unit I, Campinas and Gravataí.

The Free Access Team – Team #6233 of Osasco – Unit I was awarded in three modalities:
• FLL Award – Missions – 1st place – highest score in robotic challenges;
• FLL Award – Scientific Research – 1st place –the team continued with the preservation work of sea turtles as a solution involving Nanotechnology.
• FLL Award – Surprising Challenge of Alliances –1st place – it had the highest score, in the lowest time, in the challenge proposed 48 hours before the championship. The teacher of the team was among the best three coaches and also was awarded in the competition.
The School Unit of Conceição do Araguaia/PA was honored with a Support Motion, granted by the City Council for the conduction of the National Day of the Volunteer Action.

The School Unit of Pinheiro/MA was honored with the Congratulation Motion, granted by the City Council for the conduction of the National Day of Volunteer Action.

Young Writers Contest – “Peace”: a student from the 5th grade of the Middle School achieved the 1st place with the text “The balance of the world depends on the peace that comes from the family” and a student from the 9th grade achieved the 2nd place with the composition “Peace also depends on me”, both from the School Unit of Teresina/PI.

Afro Brazilian Civic Merit Medal: Fundação Bradesco was honored by Universidade da Cidadania Zumbi dos Palmares, during the ceremony of reflection about the freedom of slaves in Brazil, due to the work in benefit of the citizenship and inclusion of black people.

2007 Social Intelligence Award: Fundação Bradesco was awarded in the “Education” category with the “Fundação Bradesco – 50 Years dedicated to Education” project.

Teresina/PI School Unit was honored with the Medal for the Legislative Merit, granted by the City Council, due to the relevant services rendered to the city.

2007 IT Leaders Award: Fundação Bradesco ranked 1st in the “Education” category and fifth among the 100 outstanding technology leaders according to a research carried out in 2007.

2007 Brands & Leaders Diploma: granted to Fundação Bradesco due to its excellence and position as the most remembered brand of its segment, according to a research carried out for the first time in the city of Gravataí, state of Rio Grande do Sul, in 2007.

João Ribeiro Medal: Fundação Bradesco, represented by Mr. Lázaro de Mello Brandão, received the most important decoration from the ABL (Brazilian Academy of Literature), which pays homage to people or institutions from Brazil that provide outstanding services to the Brazilian culture.

Célio de Miranda Medal for the Merit: Paragominas–PA School Unit was honored due to relevant services rendered to the community and due to its 30 years of activities in the city.

Order for the Labor Judiciary Merit: created 37 years ago, the distinction aims to pay homage to people or institutions that have outstanding actions in their activities and professions or provide relevant services to the country. Among the honorees, Mr. Mario Hélio de Souza Ramos, Fundação Bradesco’s officer, received the Order, in the Commander level, from the president of the TST (Superior Labor Court).

50th Scientist of Tomorrow Contest: during the 59th Annual Meeting of the Brazilian Society for the Science Progress (SBPC), in Belém, state of Pará, two projects developed in two School Units of Fundação Bradesco were awarded as follows: Ibecc-Unesco Award – Project – “Analysis of the healing effect of mangabeira tree in the cattle”, developed by students of the third grade of Elementary School of Canuanã/TO School Unit; and MEC Award – Project –“The whistle is the voice! The Osasco workers’ strike in 1968”, developed by students of the second grade of Elementary School from Jardim Conceição –Osasco/SP School Unit.

2nd Apem de Poesias Award: a 9th grade student of the Middle School from the School Unit of Marília/SP, received the 1st place in the Child category, with the poem “A world and several looks”.

2007 Solidary School Seal – Instituto Faça Parte: thirty seven Schools of Fundação Bradesco were recognized with the Solidary School Seal, as they are committed to education based on solidarity, participation and citizenship.

Young Scientist of Amapá Award – “Innovation for the social, economic and cultural development of the State of Amapá” – Setec: sophomore students of the High School, from the School Unit of Macapá/AP, guided by the teacher, achieved the first place in the High School category, with the project “Agriculture –composting at school”.

Von Martius de Sustentabilidade 2007 Award: promoted by the Chamber of Commerce and Industry Brazil-Germany, the paper “Construction of downtake pipes for open sewage with the use of old tires”, developed by High School students, from the School Unit of Bagé/RS, achieved the 3rd place in the Technology category.

2007 Top Comm Award: the Virtual School received the Excellence Certificate, Hors Concours award, in the e-Learning category. This award, promoted by the company 10+Promoções e Eventos, with the support of the Ministries of Communications and Science and Technology and 21 entities, recognizes companies, service providers, with investments in the economic and social areas of Brazil, generating positive results in the market conquests.

Young Parliament of São Paulo Contest: promoted by Legislative Assembly of the State of São Paulo with the main purpose to enable students some aspects of the democracy. A sophomore student of the High School, from the School Unit of Marília/SP, prepared the proposal “Creation of vegetable oil recycling association”, and was one of the selected ones.

Social-Environmental Highlight Award: coordinated by the Environmental Education Center and Sector of Communication and Marketing of DAEB – Water and Sewerage Department of Bagé. The paper “Construction of downtake pipes for open sewage with the use of old tires”, developed by High School students and coordinated by the Environmental Education Teacher from the School Unit of Bagé/RS, achieved the 1st place in the Environmental Education category.

Sustainability at School Contest: promoted by Fundação Victor Civita, Projeto Planeta Sustentável and Instituto Verdescola. Two projects were awarded: “The reutilization and recycling of residues produced at school” and “Construction of downtake pipes for open sewage with the use of old tires”, coordinated by the Environmental Education teachers of the School Units of São João Del Rei/MG and Bagé/RS.

2nd Social Responsibility Award: promoted by the Union of Private Education Establishments in the State of Rio Grande do Sul. The Project “Construction of downtake pipes for open sewage with the use of old tires”, developed by High School students and coordinated by the Environmental Education teacher, from the School Unit of Bagé/RS, won in the Environmental Preservation category.

6th Festival of Student Video and Cinema Exhibition of Guaíba/RS: promoted by Instituto Estadual de Educação Gomes Jardim e Ulbra Guaíba. Two productions from the School Unit of Gravataí/RS were awarded. In the Student Exhibition an 8th grade student from the Middle School achieved 2nd place in the Educational Advertising category, with the paper “Avoid Early Pregnancy”. In the Teacher Project Exhibition, the production “Reporter for a day –Interest! Until when?” achieved the 2nd place.

22nd Mostratec – International Exhibition of Science and Technology: carried out by Fundação Escola Técnica Liberato Salzano Vieira da Cunha, with the collaboration of public and private institutions. The projects “Cane for the Visually Impaired against Air Shocks” and “Facilitator of Domestic Recycling –Articulate Trash Can”, developed by sophomore students from the High School of the School Unit of Gravataí-RS, achieved, respectively, the 1st General Place in the Engineering area and the Intel Award and Honorable Mention in the Environment Area. The project “Utilization of Propolis in the Preventive Control of Plagues and Diseases of the Tomato Tree” developed by students from the Agricultural Technical Course, of the School Unit of Bodoquena/MS, received the credential to participate in the 4th Latin American Exposciences in Peru.

2007 Ecology Award: an initiative of the State Secretariat of Environment and Water Resources –Seama. Two projects of the School Unit of Vila Velha–ES were awarded. In the Category Child Drawing two 5th grade students achieved 1st and 3rd places. In the Educational category, the project “Revitalization of the Square of Araçás”, developed by Middle School teachers, achieved 3rd place.

Zero Hunger Special Certificate: granted by the Ministries of Development, Industry and Foreign Trade and Social Development and Fight against Hunger. Fundação Bradesco was chosen as a highlight in the category of Telecenters, with its project of the Digital Inclusion Centers.

Cultural Responsibility Seal: granted by the Secretariat of Culture – Government of the State of Ceará to the School Unit of Caucaia–CE in recognition to the support to the development of cultural actions in the State.

Building the Nation Award: granted by Instituto Cidadania Brasil. Students from the School Unit of Bagé/RS achieved 1st place in the High School category, with the project “Construction of downtake pipes for open sewage with the use of old tires”.

Social Responsibility Award: granted by Brinquedos Estrela during the 1st Meeting of Social Responsibility. Fundação Bradesco was honored by means of the sculpture “HUG”, symbol of the event, a work of the plastic artist Romero Britto.

The 100 Most Innovative Companies in IT of Brazil Award: organized by IT Mídia and Information Week magazine. Fundação Bradesco achieved the 1st place in the category Several Services, with its technological innovation project, focused on education and social inclusion.

Green Diploma: organized by the City Hall of Osasco, by initiative of the Secretariat of the Environment.

The School Units Jardim Conceição and Osasco I were recognized by the material services provided “in benefit of the environmental education and of the recovery and conservation actions of the nature of the city”.

“The Mouth Health” Program and Contest: organized by the Regional Dentistry Board of São Paulo and State Secretariat of Education, Science and Culture. Four students from the School Unit of Marília/SP and their teachers were classified in 3rd place.

Motion of Applauses and Congratulations: granted by the City Council of Andradina/SP, to Mr. Mário Hélio, director of Fundação Bradesco, in recognition to the work of Qualification of Information Technology Monitors for the Visually Impaired carried out in the region.

Schools’ Location

The majority of the Fundação Bradesco’s educational units are located in the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students all over Brazil are given the opportunity to study at these schools.

Schools	Students	Schools	Students

Aparecida de Goiânia-GO	2,234	Macapá-AP	2,134
Bagé-RS	2,286	Maceió-AL	2,303
Boa Vista-RR	2,475	Manaus-AM	2,663
Bodoquena-MS	1,192	Marília-SP	3,725
Cacoal-RO	2,355	Natal-RN	2,248
Campinas-SP	4,464	Paragominas-PA	2,401
Canuanã-TO	1,690	Paranavaí-PR	1,804
Caucaia-CE	2,309	Pinheiro-MA	2,143
Ceilândia-DF	3,396	Propriá-SE	2,080
Cidade de Deus – Osasco-SP		Registro-SP	2,450
• Unit I	3,978	Rio Branco-AC	2,833
• Unit II	2,799	Rio de Janeiro-RJ	4,036
• Education Offices of Young People and Adults	4,496	Rosário do Sul-RS	1,176
• Preliminary and Continuing Qualification of Workers	6,824	Salvador-BA	2,109
Conceição do Araguaia-PA	2,547	São João Del Rei-MG	2,389
Cuiabá-MT	2,341	São Luis-MA	2,511
Feira de Santana-BA	950	Teresina-PI	2,554
Garanhuns-PE	954	Vila Velha-ES	2,151
Gravataí-RS	3,585
Irecê-BA	2,629
Itajubá-MG	2,685
Jaboatão-PE	2,760
Jardim Conceição – Osasco-SP	2,834
João Pessoa-PB	2,377
Laguna-SC	1,924	Total	109,794

Fundação Bradesco – An Educational Project as large as Brazil

Source of Funds

Funds for the financing of the activities of Fundação Bradesco derive from income, exclusive of its own Stockholders’ Equity.

– Funds Applied in the last 10 years (*)	R$1.392 billion
– Funds Applied in 2007	R$200.982 million
(*) in nominal value, equivalent to R$3.074 billion, restated by CDI/Selic rate until December 2007.

Courses – Grades

	Assistance Forecast for 2007

	Students	% of Total

Basic Education	49,881	12.9
Youth and Adult Education	19,532	5.1
Preliminary and Continuing Qualification of Workers	40,381	10.5
Subtotal	109,794	28.5
Distance education (CIDs and Virtual School)	275,030	71.5
Total	384,824	100.0

Student Profile – Reference: Service in 2007

Increase in the Number of Students – Assistance in Schools

Finasa Sports Program

By means of Finasa Sports Program, Bradesco Organization demonstrates its support for the development of citizenship and social inclusion of children and young adults between 9 and 18 years old.

During its 20 years of activity, Finasa Sports entered into many partnerships, among which the most outstanding is the agreement with Osasco’s Local Government. This partnership contributes to expand the Program’s social reach.

Currently, the Program has a total of 147 professionals carrying out activities at state and local schools, at Osasco’s city hall sport centers, at SESI – Osasco unit and at private schools, assisting nearly 3,000 girls free of charge in 54 qualification centers and 173 athletes in 13 Specialists’ Centers, in volleyball and basketball.

Most of these girls come from deprived backgrounds.

The Program’s main goal is the whole development by means of a healthy activity such as sport practice, education, health and well-being actions that help raise these girls’ awareness about citizenship, so that they can be in charge of their own lives and make responsible choices in their actions before society.

It also supports the formal education process by adopting as a requirement the girls’ enrollment and attendance in regular schools.

At the Training Centers, all students have guaranteed access to quality sports education, regardless of their physical characteristics, such as weight, height or abilities for sports.

The activities for children and young adults in the Specialists’ Centers, besides sports learning with medical, psychiatric, psychological and nutritional follow-up, comprise regular information on hygiene, stress, adolescence, drug use and teen pregnancy prevention, turning these places into true citizenship centers.

This program also offers, according to categories, a support structure, with benefits such as: life insurance, health care, among others, including sporting material used in training and competitions.

The sports practice, in addition to contributing to a healthy life, is responsible for the formation of high level athletes, enabling the players’ participation in Finasa/Osasco’s Adult Volleyball team and in the children’s and junior’ Brazilian female volleyball and basketball teams.

It is the first social sports program to receive funds from tax incentive, made available by the Estatuto da Criança e do Adolescente (Statute of Children and Adolescents), through the agreement executed between the National Council for the Rights of Children and Adolescents (Conanda) and Ministry of Sports in 2003. The Finasa Sports Program is a benchmark in sporting activities of this nature.

Social-cultural Events

In 2007, Bradesco supported and sponsored several social-cultural events in different locations in the country. It took part in regional feasts that preserve folkloric traditions, as the Largest São João of the World in Campina Grande (PB), the Folkloric Festival of Parintins (AM), the Winter Festival of Garanhuns (PE) and the Taper of Nazareth in Belém (PA). It also participated in the Summer Festival and in the Carnival of Salvador (BA), in the carnivals of Rio de Janeiro (RJ) and Olinda (PE).

For the second consecutive year, Bradesco was exclusive sponsor of Cirque du Soleil tour in Brazil, now bringing the spectacle Alegria. With presentation of American Express Cards, the 2007/2008 season of the world’s most acknowledged circus company includes in six Brazilian capitals: Curitiba (PR), Brasília (DF), Belo Horizonte (MG), Rio de Janeiro (RJ), São Paulo (SP) and Porto Alegre (RS).

Social-cultural Events

In 2007, the Organization was directly involved in the sponsorship of other large cultural events, such as the exhibition “Darwin – Discover the Man and the Revolutionary Theory that Changed the World”, which took place at São Paulo Art Museum (Masp); the exhibition “Leonardo da Vinci – The Exhibition of a Genius” and the exhibition “Human Body – Real and Fascinating”, which took place simultaneously at Oca, in Ibirapuera Park, in São Paulo (SP); and the exhibition “Images of the Sovereign – Assets from the Palace of Versailles”, at Pinacoteca of the State of São Paulo.

The super production My Fair Lady, masterpiece of the universal theater and one of the most important musicals of all times, counted on the exclusive sponsorship of Bradesco, as well as the spectacle Aida – Monumental Ópera, both performed in São Paulo.

Bradesco also took part in the 38th edition of the Winter Festival of Campos do Jordão, the largest and the most important classical music event in Latin America; the plays O Bem Amado and Ensina-me a Viver; the tour of the singer Elba Ramalho; the 3rd Bravo! Prime de Cultura Prize; as well as the spectacle Divertissement and Chopiniana Ballet, of the Bolshoi School Theatre in Brazil; and presentations of the Brazilian Symphonic Orchestra.

It was in the first Exhibit Fiesp System of Social-environmental Responsibility, promoted by the Industries Federation of the State of São Paulo; in the International Conference of Derivatives and Financial Market, of BM&F; in the Expointer 2007, in Esteio, state of Rio Grande do Sul; in Agrishow Ribeirão Preto (SP); in Agrishow Luís Eduardo Magalhães (BA); and in the Rural Show Coopavel, in Cascavel (PR); among other business fairs.

Bradesco Seguros e Previdência put up, for the 12th consecutive year, the Christmas Tree of Bradesco Seguros e Previdência, which since 1996 decorates Lagoa Rodrigo de Freitas, in Rio de Janeiro.

The scenography of 2007 was inspired in the stained glass windows of Brazilian cathedrals. The Guinness Book of Records classified, once again, the Christmas Tree of Bradesco Seguros e Previdência as the world’s largest floating Christmas tree due to its 85-meter high.

Bradesco Seguros e Previdência was also one of the largest supporters of the campaign Vote Cristo. Ele é uma Maravilha (Vote Christ. He is a Wonder), which elected Christ Redeemer as one of the seven new Wonders of the world through an international election promoted by the Swiss institution New Seven Wonders Foundation, whose purpose is to protect and disclose the mankind heritage.

It was the official Insurance Company of the 13th International Book Biennial, which occurred in Rio de Janeiro. It also took part in the Café Literário, official space to launch new works and carry out lectures with Brazilian and foreign writers and intellectuals. It sponsored Globo/Dell’Arte International Concerts – 2007 Season, in addition to Jazz All Nights and the Dance Tour of Companhia Nacional Antônio Gades, which took place in several cities of Brazil. It supported the Race and Walk against Breast Cancer of IBCC, an initiative of the Campaign “Breast Cancer in the Fashion Target” which tried to promote the awareness about the care with the woman health and the importance of the early detection of the disease diagnosis. IBCC made available doctors giving lectures about breast, gynecological and skin cancer.

Bradesco Vida e Previdência carried out several events in continuity of its innovative actions to take to the society the debate about the theme “longevity”, due to the increase of the life expectancy, such as the 2nd Longevity Forum and the Circuit of Races and Walks of the Longevity. It also sponsored the play As Centenárias and the Game of Artists and the Game of Starts, a beneficent event which occurred at Maracanã.

Social Report – Years 2007 and 2006

1) Calculation basis

	2007 – R$ thousand	2006 – R$ thousand

Net revenue (NR) (1)	18,032,173	15,982,117
Operating income (OI) (2)	10,395,358	6,375,943
Gross payroll (GP)	6,569,547	5,932,406

2) Internal social indicators

	R$ thousand	% on GP	% on NR	R$ thousand	% on GP	% on NR

Meals	545,605	8.3	3.0	498,780	8.4	3.1
Compulsory social charges	1,147,386	17.5	6.4	1,032,134	17.4	6.5
Private pension plans	339,996	5.2	1.9	319,046	5.4	2.0
Healthcare insurance	325,159	4.9	1.8	298,200	5.0	1.9
Occupational health and safety	–	–	–	–	–	–
Education	–	–	–	–	–	–
Culture	–	–	–	–	–	–
Professional qualification and training	75,267	1.1	0.4	57,872	1.0	0.4
On-site child care and child-care benefit	43,143	0.7	0.2	41,156	0.7	0.2
Employee profit sharing	520,816	7.9	2.9	414,260	7.0	2.6
Other	111,727	1.7	0.6	103,508	1.7	0.6
Total – Internal social indicators	3,109,099	47.3	17.2	2,764,956	46.6	17.3

3) External social indicators (*)

	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR

Education (**)	7,937	0.1	0.0	5,654	0.1	0.0
Culture	81,861	0.8	0.6	66,927	1.0	0.4
Health and basic sanitation	5,125	0.0	0.0	4,367	0.1	0.0
Sports	21,826	0.2	0.1	8,841	0.1	0.1
Prevention of hunger and food security	1,100	0.0	0.0	64	0.0	0.0
Other	7,047	0.1	0.0	24,690	0.4	0.2
Total contribution to society	124,896	1.2	0.7	110,543	1.7	0.7
Taxes (excluding social charges)	5,647,561	54.3	31.3	4,926,563	77.3	30.8
Total – External social indicators	5,772,457	55.5	32.0	5,037,106	79.0	31.5

4) Environmental indicators

	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR

Investments related to company production/operation	–	–	–	–	–	–
Investments in external programs and/or projects	13,038	0.1	0.1	15,338	0.2	0.1
Total investments in environmental protection	13,038	0.1	0.1	15,338	0.2	0.1

As regards the establishment of "annual goals" for minimizing waste, general production/operation	( ) has no established goals		( ) complies 51 to 75%	( ) has no established goals	( ) complies 51 to 75%
consumption and increasing the efficient use of natural resources, the company:	( ) complies 0 to 50%		( ) complies 76 to 100%	( ) complies 0 to 50%	( ) complies 76 to 100%

5) Employees indicators

	2007	2006

Employees at the end of the period	82,773	79,306
Admissions during the period	10,543	8,624
Outsourced employees	7,678	7,293
Trainees/interns	752	676
Employees older than 45	8,160	7,336
Women employees	39,454	37,738
% of management positions held by women	43.3	41.9
Black employees	12,631	9,754
% of management positions held by blacks	14.3	12.9
Disabled employees or employees with special needs	1,075	860

6) Key information regarding the exercise of business citizenship

	2007			Targets – 2008

Ratio between maximum and minimum salary:		18.7			N/A

Total number of occupational accidents:		479		Employees awareness to avoid work accidents

The company's social and environmental projects were	( ) directors	( x ) directors and	( ) all employees	( ) directors	( x ) directors and	( ) all employees
established by:		managers			managers

Occupational safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa	( ) directors	( ) all employees	( x ) all + Cipa

As regards freedom of trade union activities, collective bargaining	( x ) does not	( ) complies with	( ) encourages activities	( x ) does not	( ) complies with	( ) encourages activities

rights and internal employee representation, the company:	interfere	OIT rules	and complies with OIT rules	interfere	OIT rules	and complies with OIT rules

	( ) directors	( ) directors and	( x ) all	( ) directors	( ) directors and	( x ) all
Private pension plans are offered to:
		managers	employees		managers	employees

	( ) directors	( ) directors and	( x ) all	( ) directors	( ) directors and	( x ) all
The company's profit sharing plan is distributed to:
		managers	employees		managers	employees

When selecting suppliers, the ethical, social and environmental	( ) are not	( ) are suggested	( x ) are	( ) are not	( ) are suggested	( x ) are required
responsibility standards adopted by the company:	considered		required	considered

As regards the participation of employees in voluntary work	( ) does not interfere	( ) gives support	( x ) organizes and	( ) does not interfere	( ) gives support	( x ) organizes and
programs, the company:			encourages participation			encourages participation

Total number of consumer’s complaints and critics:	In company: 111,794	At Procon: 7,805	At court: 125,971	Prepare and make our employees aware, thus, reducing the number of complaints
% of complaints and critics solved:	In company: 100%	At Procon: 100%	At court: 38.0%	In company: 100%	At Procon: 100%	At court: 100%

Total added value to be distributed (in R$ thousand):	2007: R$19,833,628			2006: R$14,791,383

	29.5% government	30.1% taxpayers		28.6% government	37.2% taxpayers
Distribution of added value (DVA):
	14.2% stockholders	26.2% withheld		14.6% stockholders	19.6% withheld

7) Other information

The information contained in the Social Report was reviewed by PricewaterhouseCoopers Auditores Independentes.
* The amounts of external social indicators consider motivated investments, and the 2006 items were reviewed/adjusted to be presented in the same bases.
** The information above does not include funds invested by Fundação Bradesco (one of Bradesco’s parent companies), which totaled R$183.9 million in 2006 and R$201.0 million in 2007.

(1) Net Revenue (NR) is considered Gross Income from Financial Intermediation.	N/D – Not available	N/A – Non-applicable.
(2) Adjusted by the extraordinary items present in page 13.

7- Report of Independent Auditors

Independent Auditors' Report on the Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility

To the Board of Directors
Banco Bradesco S.A.

1. In connection with our audits of the financial statements of Banco Bradesco S.A. and its subsidiaries (consolidated) as of December 31, 2007 and 2006, on which we expressed an unqualified opinion in our report dated January 25, 2008, we carried out a review of the supplementary accounting information presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility. This supplementary information was prepared by the Bank’s management and is presented to permit additional analysis and should not be considered as an integral part of the financial statements.

2. Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil – IBRACON, in conjunction with the Federal Accounting Council – CFC, for purposes of our review of the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria used for the preparation of this supplementary information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our review, we are not aware of any material modifications which should be made to the supplementary information referred to above in order that such information be fairly stated, in all material respects, in relation to the financial statements taken as a whole, referred to in paragraph one.

4. As described in Note 15, the goodwill on investments in associated and subsidiary companies was fully amortized in 2007 and 2006.

São Paulo, January 25, 2008

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

8- Financial Statements, Independent Auditors' Report, Summary of the Audit Committee Report and Report of the Fiscal Council

Message to Stockholders

Dear Stockholders,

For Bradesco, 2007 was a rewarding year, with new achievements and advances that become more valuable when we see an environment of turbulence and volatility in the international markets. Under this aspect, we can see two different scenarios: on a global scope, the reverberation in the financial markets of the problems in loan management, mainly the mortgage crisis of the United States; and on a domestic scope, the achievement by Brazil of new conditions to reach the “investment grade” rating, expected for 2008, affirms the stability of the economy.

In this context, large banks, as a whole, and Bradesco, in particular, already holders of this rating, have advanced, year after year, in all senses, in volume of businesses, security, technological improvement, territory scope, transparency, mainly in the support to the economic growth, through the direct financing of the business activity and in the intermediation, in a record volume, of public offerings of stocks, in their majority coming from going public processes, one of the most auspicious indicators of growth trends.

The Net Income for the year once again was the largest of its history, R$8.010 billion. Stockholders received interest on own capital and dividends in the amount of R$2.823 billion, 37.10% of the adjusted result, exceeding the minimum of 30% provided for in the Bylaws. It is important to point out that the contribution of Grupo Bradesco de Seguros e Previdência was significant in the result for the year.

It is worth pointing out that we reached this Income after we destined to public coffers an amount of R$ 6.795 billion in taxes and contributions. Other indicators were also significantly higher than the previous year: total assets, funding, Customer Service

Network, operating efficiency ratio. More than advances, they show the firm trend of continuity of the leadership role of Bradesco in the national private market.

Along with these figures, we can see the significant market value, which, on 12.31.2007, reached R$109.463 billion, a growth of 29.08% on the previous year. This evolution has a higher extension by verifying that 2/3 of the stocks are held by minority stockholders, an evidence of the commitment to the capital markets and a positive factor for their tradeability on the stock exchange.

In the year there were several events that showed the advances of the Organization, such as the conclusion of the construction of the building which will be the new Information Technology Center, with characteristics that will make it one of the world’s most modern centers; the strategic alliance with Banco de Chile, defining new horizons in the activities of fund management; the permanence of Bradesco in Dow Jones Sustainability World Index (DJSI), among the 318 best companies of the world in terms of good corporate governance and social-environmental responsibility; and the constitution of a brokerage firm in London. And also the creation of the Bank of the Planet, which will be the convergence center of all actions of Bradesco in the social-environmental responsibility area.

A reason of pride, Fundação Bradesco was considered once again Brazil’s largest private social-educational project. Contributing to overcome one of the largest needs of the Brazilian society – education –Fundação Bradesco, with 40 schools distributed throughout Brazil, provided, in its 51 years of existence, free and quality education to more than 2 million students, which, along with distance courses, exceeded 2.5 million assistances.

The way how Brazil absorbed, with tranquility, the recent turbulences of the world scenario, a benefit of factors such as sustained economic growth, strong democratic structure, currency stability, interest reduction, control of public accounts, creation of jobs, accumulation of external reserves, expansion of the capital markets and social inclusion programs, supports our conviction that the next years will also be favorable and will produce even better results than the ones recorded so far. That is what the more than 180 million people living in Brazil deserve.

In this scenario and in the frame of prudence that distinguishes all its actions, Bradesco Organization will continue to pursue growth organically or by means of acquisitions or partnerships, maintain an extremely strict control of risks and see in the capital markets an old and more and more promising partnership, to exercise, with ethics, competence and endeavor, the function it has in the generation and distribution of wealth.

We credit to officers, employees and other collaborators the dominant portion of the great results obtained. We thank them, as well as our stockholders and clients, for the support, trust and preference they have distinguished us.

Cidade de Deus, January 25, 2008

Lázaro de Mello Brandão
Chairman of the Board of Directors

Management Report

We are pleased to present the Consolidated Financial Statements for the year ended on December 31, 2007, of Banco Bradesco S.A., pursuant to the Corporate Legislation.

The year of 2007 will be remembered for a strong turbulence and a lot of volatility in the international markets. The uncertainties were increased by the impact of the mortgage and loan crisis in the United States and in Europe on the emerging economies, such as the Brazilian, which resisted in a relatively comfortable manner, inclusively obtaining, in this disturbed environment, an upgrade by Moody’s agency, which placed Brazil only one level from the investment grade.

Despite the uncertainties about the global slowdown level already in progress, the behavior of the commodities exported by Brazil was mainly influenced by the large Chinese demand and also by other developing countries. The Brazilian economy had in 2007 a very satisfactory growth, higher than 5%, estimating for 2008 a rate growth similarly above the historical average, around 4.5% . The basis of this growth has been the maintenance of the trust of entrepreneurs and families, in view of a favorable job market and of the preservation of the inflationary stability.

The maintenance of the inflation rate around the target of 4.5% shows that the Central Bank will maintain, for a while, stable interest rates until the global pressures dissipate. Still, the expansion pace of investments continues among the economic sectors, mainly motivated by the perception of the increase in internal demand.

Low inflation, social programs and mainly abundant loan explain the recent growth of the Brazilian retail trade at rates similar to the ones practiced in Asia. Total Brazilian banking loan to individuals should be maintained in satisfactory growth rates higher than 25% in 2008. As for loan to companies, it is estimated a significant growth as they have benefited from an important reduction of bank spreads. Real estate loan is made viable with prefixed operations which reach 30 years, gaining a growing importance in the total bank loan. As a proportion of the GDP, the total banking loan represented around 35% in 2007 and it is estimated to reach something around 41% in 2008. Delinquency, which is under control, keeps historical standards and terms tend to a gradual and consistent extension with higher foreseeability of the economy and the good performance of the job market. The capital markets should increase its role as an important financing channel for companies.

At Bradesco Organization, among the material events in the period, we can highlight:

• on August 24, Meeting of merger of all shares representing the Capital Stock of Banco BMC S.A., turning it into a wholly-owned subsidiary of Bradesco;

• on September 6, Bradesco was chosen again to integrate the Dow Jones Sustainability World Index (DJSI), an indicator of the New York Stock Exchange which lists the best companies of the world in terms of good corporate governance practices, transparency, ethics and social-environmental responsibility. It also integrates the Corporate Sustainability Index – ISE, of the São Paulo Stock Exchange – BVSP, ever since its creation, which follows the same criteria of Dow Jones;

• on September 17, it was concluded the construction of the building which will be the new Information Technology Center. With a modern architecture and prepared to be one of the world’s most modern technology centers, it is part of a set of actions that comprise Projeto TI Melhorias, which has as purpose to make Bradesco a benchmark in technology applied to the banking activity;

• on October 2, Bradesco entered with Banco de Chile into an alliance for fund management, by means of their respective managers BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários and Banchile Administradora General de Fondos S.A., with a view to develop investment products together, providing new business opportunities and synergy gains in the union of their specialties;

• on November 13, Bradesco launched the Bank of the Planet, a Bank within Bradesco which will unify all the social-environmental actions of the Organization and, on November 16,entered into an agreement with the Government of the State of Amazonas to preserve the Amazon forest, by a donation calculated in R$70 million to Fundação Amazonas Sustentável;

• on November 14,the start-up of the activities of its Brokerage Firm in London, England, called Bradesco Securities UK Limited, which operates as a “Broker-Dealer”, focusing on the intermediation of fixed and variable income operations of Brazilian companies for European/Global institutional investors; and

• partnerships entered into in the Credit Card segment: with O Boticário, which operates in the cosmetics segment with more than 2,400 stores in Brazil and abroad, for the launching of the Credit Card O Boticário Visa; and with Drogasil, a chain of pharmacies and drugstores with more than 180 stores distributed in several Brazilian states, with the purpose to issue and manage Credit Cards Drogasil Visa.

1. Result for the Year

In 2007, figures confirm the significant performance shown in the result reached in the compensation to stockholders. A more detailed analysis of these figures, as to the origin and evolution, is available at the website www.bradesco.com.br, on the Report on Economic and Financial Analysis.

R$8.010	billion was the Net Income for the year, corresponding to R$3.97 per stock and annualized profitability of 31.44% on average Stockholders’ Equity (*). The annualized return on Total Average Assets was 2.67% when compared to 2.17% of the previous year.

R$2.823	billion was destined to stockholders, as monthly, interim and complementary Dividends and Interest on Own Capital, computed in the calculation of mandatory dividends. Thus, R$1.469557 (R$1.345807 net of withholding income tax) was attributed, which includes the additional of 10%, for each preferred stock and R$1.335962 (R$1.223461 net of withholding income tax) for each common stock. The interest and dividends distributed represent 37.10% (net of withholding income tax 31.50%) of the adjusted net income for the year.

Taxes and Contributions

Bradesco Organization destined a significant portion of its results to public coffers in direct proportion to the volume of activities it develops.

R$6.795	billion added up taxes and contributions, inclusively social security ones, paid or provisioned, in the year.

It is worth pointing out that, in relation to taxes corresponding to financial intermediation, R$10.870 billion were retained and collected by Bradesco Organization in 2007.

2. Corporate Strategy

Under the perspective of a vigilant monetary policy, with stability of interest rates in 2008, the loan portfolio should grow between 21% and 25%, focusing on the domestic market, with strong operation in the real estate loan, private pension and expansion of services offered to the growing economically active population, mainly the consumer loan and payroll deductible loan.

As the “1st Bank of its clients”, with the quality, quickness and security of a “Complete Bank”, reflected in the outstanding presence in the Brazilian economic environment, in the strength of its Brand and in the leadership among the private financial institutions, Bradesco makes available a wide range of products and services, in a large Customer Service Network which includes, Branches, Banking Stations, Banco Postal, Bradesco Expresso and ATMs, in addition to the Internet Banking.

The Bank tries to increase its client base, especially in Retail, whose growth potential is very significant among the non-bankarized population, mainly by means of Banco Postal and other Correspondent banks, being considered by clients as a leader in the performance and in the efficiency of each of the segments where it operates.

In the placement of products, it will continue to be supported by businesses carried out by its operation segments, such as investment bank, capital markets and private banking, with Bradesco BBI and the high-income assistance in the card markets, such as Amex. In the insurance area, in order to consolidate the leadership of Grupo Bradesco de Seguros e Previdência, it will remain supported by segments of insurance, supplementary private pension plans and certificated savings plans.

In support to its continuous growth plan, for an agile, safe and convenient assistance to clients and users, it has strongly invested in infrastructure and Information Technology, reaching the amount of R$2.099 billion in the year, in addition to resources destined to training programs of the staff.

Three important goals are prioritized in the strategic planning:

a) to grow organically, being alert to the possibilities of acquisitions and partnerships, always committed to quality of assistance and security of products and services, pursuing a constant improvement of the Operating Efficiency Ratio;

b) to identity and evaluate risks intrinsic to the activities, applying adequate controls and acceptable levels in the operations; and

c) partnership with the capital markets, carrying out businesses with total transparency, ethics and adequate compensation to investors.

Social and environmental responsibility actions, in their turn, exceeded the field of philanthropy and were inserted in the Organization’s corporate culture, being part of its assets and having and important place in strategic planning.

3. Bradesco Stocks

With a high liquidity level, Bradesco Stocks were present in all trading sessions of the São Paulo Stock Exchange – BVSP, highlighting the participation of preferred stocks with 3.89% of its Index. In the year, the appreciation of common shares was 25.29% and of preferred shares of 32.87%, against 43.65% of Ibovespa. In the foreign market, they are traded on the New York Stock Exchange by means of ADR – American Depositary Receipt – Level 2, and on the Madrid Stock Exchange, in Spain, integrating the Latibex Index.

In addition to Ibovespa, Bradesco Stocks have a participation in almost all indexes of the Stock Exchange: Corporate Sustainability Index – ISE, Index of Stocks with Special Tag Along – ITAG, Index of Stocks with Special Corporate Governance –IGC and in Brazil Indexes – IBrX50 and IBrX100 (most traded stocks). On the foreign stock exchanges, Bradesco is present in Dow Jones Sustainability Word Index of the New York Stock Exchange and in FTSE Latibex Brazil of the Madrid Stock Exchange.

On 1.4.2008, at the Special Stockholders’ Meeting, it was resolved to increase the Bank’s Capital Stock by R$1.200 billion, upon the issuance of 27,906,977 new registered book-entry stocks, at the price of R$43.00 per stock, with private subscription in the period from 1.22.2008 to 2.22.2008, in the proportion of 1.382441029% on the stockholding held on the date of the Meeting. The payment will be in cash, on 3.17.2008, the same date of the payment of Supplementary Interest on Own Capital and Dividends declared on 12.28.2007, in an amount higher than the referred subscription.

The Board of Directors, at a meeting on 12.17.2007, recorded a proposal to increase by R$2.800 billion the Bank’s Capital Stock, upon the use of part of the balance of the account “Profit Reserve – Statutory Reserve”, attributing to stockholders, on a free basis, as 50% bonus, a new stock, of the same type, to every two held. This proposal will be appreciated at the Special Stockholders’ Meeting of ratification of the aforementioned capital increase by subscription, estimated for March 2008.

R$34.597	billion was the amount traded in Bradesco Stocks during the year, on the Stock Exchange, represented by 18,476,700 common stocks and 696,805,900 preferred stocks.

US$27.696	billion was traded as ADRs, in the US market (New York Stock Exchange – NYSE), equivalent to 1,090,931,182 preferred stocks of the Bank.

EUR$30.085	million was traded as ADRs, in the European market (Latibex – Madrid), equivalent to 1,665,196 preferred stocks of the Bank.

4. Operating Efficiency Ratio – IEO

The utilization at Bradesco Organization of the Activity – Based Costing – ABC methodology has resulted in a constant improvement of the criteria of formation and negotiation of fees, of the cost survey for the Management of Performance and Support to Decision – GDAD and of the determination of the Profitability of Clients, establishing a safe basis for permanent rationalization analyses.

In the cost control, the methodology adopted is ABM – Activity-Based Management, a proactive posture which enables to grow quickly, inclusively in the identification of opportunities, integrating operating performances to strategic goals, jointly with the improvement of processes.

The permanent effort to increase revenues and the strict control of administrative expenses, jointly with the efficient synergy process of acquired institutions, have been positively reflected in the IEO behavior.

41.81%	was the ratio reached on 12.31.2007, against 42.13% in 2006 and 45.62% in 2005.

Integrated Management System

The Integrated Management System – ERP, mySAP Business Suite solution, implemented in the entire Organization since 2006, has facilitated the inter-relationship of the information flow among the several Departments and Connected Companies. A data bank, interacting in a set of applications consolidated in a single information technology environment, provides improvement of quality, organization and availability of data and information, resulting in integration, optimization and control of processes.

More than 82 thousand users were qualified by means of presence training and e-learning, reaching excellent results in the processes already implemented of Human Resources, Training, Accounts Payable, Fixed Assets, Purchases and Accounting.

5. Capital and Reserves

R$19.000	billion was the Bank’s Capital Stock at the end of the year.

R$11.357	billion totaled Equity Reserves.

R$30.357	billion Stockholders’ Equity, with a 23.22% growth in the year. Concerning Consolidated Assets, which add up to R$341.184 billion, the Managed Stockholders’ Equity is equivalent to 8.94%. The book value was R$15.04 per stock.

The capital adequacy ratio in the consolidated financial result reached 15.65%, and in the consolidated economic-financial result reached 13.97%, higher than the minimum of 11% regulated by Resolution no. 2,099, as of 8.17.1994, of the National Monetary Council, in conformity with the Basel Committee. Comparatively to the Consolidated Reference Stockholders’ Equity, fixed assets to stockholders' equity (maximum of 50%, according to the Brazilian Central Bank) stood at 14.46% in the consolidated economic-financial result and at 45.81% in the consolidated financial result.

Bradesco’s Subordinated Debt at the end of the year added up to R$15.850 billion (abroad, R$2.529 billion and in Brazil, R$13.321 billion), already considered in the Stockholders’ Equity for purposes of determination of the ratios mentioned in the previous paragraph.

In compliance with the provisions in Article 8 of Circular no. 3,068, as of 11.8.2001, of the Brazilian Central Bank, Bradesco declares to have financial capacity and intention to hold to maturity securities classified in the category “securities held to maturity”.

6. Operating Performance

6.1. Funding and Asset Management

The total volume of funding and assets managed by the Organization, at the end of the year, reached R$484,265 billion, a 25.27% growth compared to the previous year. The Bank manages, together, 18,809 million checking accounts and holds 17.41% of the SBPE – Brazilian Savings and Loan System.

R$171.957	billion in Demand Deposits, Time Deposits, Interbank Deposits, Other Deposits, Open Market and Savings Account;

R$177.486	billion in assets under management, comprising Investment Funds, Managed Portfolios and Quotas of Third-Party Funds, with a 20.65% growth compared to the same period of the previous year;

R$70.767	billion registered at the Exchange Portfolio, Borrowings and Onlendings, Own Working Capital, Tax Payment and Collection and Related Taxes, Funds From Issuance of Securities, Subordinated Debt in the Country and Other Funding;

R$58.526	billion in Technical Provisions for Insurance, Supplementary Private Pension and Certificated Savings Plans, with a 19.13% increase when compared to the previous year;

R$5.529	billion in Foreign Funding, by means of public and private issuances, Subordinated Debt and Securitization of Future Financial Flows, representing US$3.121 billion.

6.2. Loan Operations

Supported on the Credit democratization strategy and on the continuous expansion and diversification of financing offer by means of its wide Network of Branches, Stations, Banco Postal and on the recently launched Customer Service Center 0800 Loan, Bradesco has been increasing the volume of operations, both in financings directly made and in partnerships with market agents, and in other lines focused on Individuals, such as Payroll Deductible Loan.

R$161.407	billion was the balance at the end of the year, of the consolidated loan operations, including Advances on Exchange Contracts, Sureties and Guarantees, Credit Card Receivables and Leasing, with an increase of 38.87% in the period.

R$7.826	billion was the consolidated balance of allowance for doubtful accounts.

Real Estate Loan

The Real Estate Loan Portfolio was highlighted by the large volume of operations carried out and ratified the priority commitment of Bradesco to the impulse of the activities of the civil construction industry and to the fulfillment of the demands of final borrowers, encouraging the generation of job positions and social-economic development. In one more service provision, it made available the website www.bradescoimoveis.com.br for consultations to projects on sale by the development companies and real estate agencies partners of the Bank.

R$4.088	billion was the total of resources targeted at this area, enabling the construction and purchase of 33,718 real properties.

Onlending Operations

Leader in the ranking of onlendings of resources of BNDES, Bradesco participated, up to November 2007, with 18.99% of the operations of the system, which totaled the equivalent to R$6.494 billion and 29,727 contracts, with a 38.91% growth compared to the same period of the previous year. With an amount of R$2.665 billion and 18.87% of all the system, it was considered, for the fifth consecutive year, the Bank with the largest release of onlendings to micro, small and medium-sized companies.

R$12.824	billion was the balance of the onlending portfolios with internal and external resources, at the end of the year, mainly destined to small and medium-sized companies, with 75,721 contracts recorded.

R$2.994	billion the total of Guarantees provided to BNDES, with R$1.754 billion contracted in the year.

Rural Loan

The intense pace of financing initiatives of means of production, processing and commercialization of crops confirms the tradition of Bradesco in the partnership with the agricultural sector. The area identifies opportunities, supports the opening of new business fronts and contributes to increase productivity and quality of national products, in addition to offering support to the supply of the domestic market and to the growth of exports. Reinforcing this position, we website www.bradescorural.com.br was developed to subsidize the sector with information related to agribusiness, credit products and services.

R$9.197	billion was the balance of investments at the end of the year, represented by 134,302 operations.

Consumer Financing

It operates in the consumer financing, during years, inclusively by means of partnerships, with significant participation in operations focused on the acquisition of new and used vehicles, being a positive influence in the increase of the employment level, income creation, generation and circulation of wealth.

With the Ecofinancing, in partnership with Forest of the Future Program of Fundação SOS Mata Atlântica, in line with social-environmental responsibility, for each vehicle financed seedlings of native trees are planted, with the purpose to reduce the effects of the emission of carbon dioxide in the atmosphere.

R$48.094	billion was the balance of operations destined to consumer financing.

Loan Policy

The Loan Policy adopted by Bradesco has as basis diversified and distributed businesses, supported by suitable guarantees and destined to individuals and companies evidencing ability to pay. The operations are carried out with agility, safety, profitability, ensuring quality and liquidity in the investment of assets.

Variable levels with operating limits for loan granting to minimize risks are attributed to the Branches, in conformity with the size and type of guarantee, while specialist systems of Credit Scoring enable to speed up and support the decision process with specific safety standards. Instated at the Headquarters, the Loan Executive Committee centralizes, analyzes and resolves on the loans going beyond the competence of the branches.

Loan Portfolio Quality

The improvement in quality of loans was confirmed, at the end of the year, by the increased volume of loans rated between “AA” and “C”, by the reduction in delinquency levels of individual clients and micro, small and medium-sized companies, as a result of the strategy that privileges operations with lower credit risk, such as payroll-deductible loan, leasing/CDC vehicles, and by the permanent improvement of granting models and loan follow-up.

6.3. Collection and Recovery of Loans

The Bank promotes special actions for recovery of overdue loans, with special policies of negotiation and terms, making available a Telecollection Center, Easy Bank Payment Slip, Friendly Collection Companies and Judicial Collection Offices.

R$2.221	billion was collected and recovered in the year.

7. International Area

Present Abroad with own units in New York, London, Grand Cayman, Nassau, Buenos Aires, Tokyo, Hong Kong and Luxembourg, in addition to a large Network of International Correspondents, the Foreign Trade and Exchange area of Bradesco Organization operates with a diversified line of products and services, in multiple markets. It keeps in Brazil a structure with 12 specialized units and more 13 exchange platforms.

R$6.782	billion was the balance at the end of the year in Advances on Exchange Contracts, to a Portfolio of US$8.768 billion of Export Financing, a growth of 18.94% on the previous year.

US$1.417	billion in Import Financing in Foreign Currency.

US$39.210	billion traded in Export Deals, a performance 18.56% higher than 2006 and a market share of 20.50%.

US$17.343	billion of Import contracted, a growth of 29.86% compared to the previous year, with a market share of 16.10%.

US$1.263	billion in medium and long-term public and private placements in the international market.

8. Market Segmentation

This process, which gathers clients of the same profile, allows a special assistance and growing gains of productivity and quickness. Focused on relationship, it provides to the Bank greater flexibility and competitiveness in the execution of its business strategy, giving dimension to the operations, for individuals or corporates, in terms of quality and specialization.

8.1. Bradesco Corporate

It develops, by means of Business Units in the main Brazilian cities, assistance dedicated to large economic groups, whose annual sales result exceeds R$350 million. The long-term relationship principle is an important competitive advantage, generating the best solutions for clients and results for the Organization.

R$104.757	billion is the total funds managed by the area, comprising 1,331 economic groups.

8.2. Bradesco Empresas (Middle Market)

It manages the relationship of economic groups with annual sales result between R$30 million and R$350 million, making available to its target-market a wide portfolio of products and services, in addition to structured operations.

R$47.205	billion is the total of funds managed by the area, of 24,771 companies in all the sectors of the economy.

8.3. Bradesco Private Banking

Bradesco Private Banking has a specialized structure to serve individuals with a minimum availability of R$1 million for investments, provides customized advisement and fully directed to wealth appreciation, in addition to guidance as to the best alternatives for each type of client. In December 2007, this division managed R$33.683 billion, of a total of 5,109 clients.

8.4. Bradesco Prime

It offers customized assistance, full financial advisement, as well as special Products and Services, to individuals with a monthly income starting from R$4 thousand or availability of investment higher than R$50 thousand. At the end of the year, the Customer Service Network exclusive for the segment counted on 228 Prime Branches distributed throughout Brazil, specially projected to provide comfort and privacy to more than 389 thousand clients.

8.5. Bradesco Varejo (Retail)

By keeping the vocation cultivated since its beginning, the Bank maintains the Retail segment as strategic and a priority, with quality assistance to the entire population. In this traditional operation field the interests of the Brazilian society converge with Bradesco’s, which reaches the possible largest number of companies and people, in all regions of the country, including those with lower development level, reflecting the effort it makes in the democratization of banking products and services. In December 2007, the segment served more than 18 million account holders.

8.6. Banco Postal

The successful partnership between Bradesco and the Brazilian Post Office contributes to the progress of local communities, especially in places with no Banking Network, being a dynamic conductor of the market expansion, by the capacity to offer financial services and products. It is also an important support to Bradesco Clients who make transactions in Brazil. Since its creation, in 2002, 5,032 cities of all regions of the country gained access to these services.

8.7. Bradesco Expresso

Bradesco also holds a partnership with several commercial establishments, such as Supermarkets, Drugstores, Department Stores, Bakeries and other retail chains, offering clients and users the convenience of customer services closer to their home or work place.

9. Products and Services

9.1. Bradesco Cards

It operates with the most complete line of products of the market by means of Credit Cards Visa, American Express, MasterCard and Private Label, this last one for exclusive use in the associated networks.

The partnership with American Express Company allowed to operate with full success its credit cards and other similar activities in Brazil, mainly concerning the exclusive issuance of cards of the line Centurion, which includes the Membership Rewards Program, and the management of the network of accredited establishments of Amex Cards.

Fidelity Processadora e Serviços S.A., created by the association of Fidelity National Information Services, Inc., Banco ABN AMRO Real and Bradesco, was considered one of Brazil’s largest providers of services related to activities of processing, management of Customer Service Centers, support and back office.

In the period, the Credit Cards Blue were launched, with a modern design and special benefits to American Express clients with a special life style, as well as FixCard, with a reduced rate and possibility of planning of monthly payment of expenses, and

CredMais INSS, focused on retirees and pensioners and with lower interest for financing. The service of Payment in Installments of the Bill was also introduced, which finances the debit balance in up to 12 fixed installments, with specific charges by type of card.

With other issuers and Visa International, Bradesco actively participated in the distribution of Cards Visa Vale of the sector of Benefit-Vouchers, contributing with 43.59% of all the sale in the year of 2007.

Bradesco and the cosmetics company O Boticário launched the Private Label Card, with a package of benefits to franchisees. Thus the Bank increases its presence in this market, which counts on important stores such as Drogasil, Luigi Bertolli, Lojas Hering, Casas Bahia, LeaderCard, Comper, Carone, Dois Irmãos, G. Barbosa, Coop. Panvel and Lojas Esplanada.

R$53.683	billion was the total revenue of the Organization’s Cards, of which R$32.774 billion of Credit Cards and R$16.787 billion of Bradesco Visa Electron Debit Card and R$4,122 billion of Private Label Cards, accounting for, respectively, an increase of 41.07%, 17.86% and 231.35% over the previous year. In relation to the total revenue of the co-branded and debit credit card market, Bradesco’s market share was 18.55%.

70.469	million is the number of Credit and Debit Cards being transacted, with an increase of 21.62% as compared to 2006, with 27.269 million Credit Cards and 43.200 million Debit Card.

R$12.567	billion were the Assets generated by the card business, encompassing financing to the bearer, advances to commercial establishments and loans for cash or credit purchase, surpassing the balance of December/2006 by 55.84%.

R$2.449	billion in fee income, mainly commission income on purchases made with Debit and Credit Cards and various fees.

1.514	million Visa Vale Meal and Food cards, with an increase of 23.49% over December 2006 and revenue in 2007 at the amount of R$2.098 billion, an increase of 25.49%, when compared to the previous year.

9.2. Receipt, Payment and Collection Solutions

With advanced technology and innovative processes, Bradesco offers solutions to Companies and Government Bodies, within the scope of the Federal Government, States and Municipalities, in addition to Concessionaries of Public Services, allowing them gains in the management of Accounts Receivable and Payable and greater efficiency in the collection of funds. Retirees and Pensioners of INSS also have a structure made available for the receipt of their benefits.

R$144.282	billion collected during the year in federal, state and municipal taxes and other contributions, processed by means of 91.906 million documents.

R$27.284	billion received in light, water, gas and telephone bills, totaling 205.766 million documents processed, with 51.122 million of them paid by Automatic Debit in Checking Account and Savings Account, a system which offers convenience to the client.

R$7,171	billion was the consolidated amount of CPMF collected, representing 19.66% of the contribution, an evidence of the significant volume of funds turned over within the scope of Bradesco Organization.

R$32.915	billion paid to more than 4.928 million Retirees and Pensioners of the Social Security, 19.60% of the population connected to INSS, which makes Bradesco the largest paying agent of benefits among the private Banks.

1.132	billion of receipts were carried out by means of Bradesco Online Collection, Custody of Checks, Identified Deposit and OCT – Credit Order by Teleprocessing.

170.404	million operations of payments were carried out, during the year, by systems Pag-For Bradesco – Book Payment to Suppliers, Bradesco Net Empresa and PTRB – Electronic Payment of Taxes, enabling the management of the Accounts Payable of companies.

9.3. Stocks, Custody and Controllership Services

Specialized professionals and adequate infrastructure allow Bradesco to make available high-standard services in the Custody of Securities, Controllership, Receivable Funds, DR – Depositary Receipt, BDR – Brazilian Depositary Receipt, Stock Bookkeeping, Debentures and Quotas of Investment Funds. Since April 2007, Bradesco is leader in the Qualified Custody of Securities national segment, according to Anbid Ranking.

Custody and Controllership

R$427.946	billion in assets under custody of clients who use Custody Services (Funds, Portfolios, DR and Receivable Funds).

R$365.686	billion is the total Managed Portfolios and Investment Funds which use the Controllership Services.

12	Registered DR Programs, with market value of R$106.015 billion.

Assets Bookkeeping

208	companies integrate Bradesco’s Book-entry Stocks System, comprising 2.7 million stockholders.

72	companies comprise Bradesco’s Bookkeeping Debentures System, with restated value of R$82.576 billion.

80	Investment Funds comprise Bradesco’s Bookkeeping Quota System, with restated value of R$5.822 billion.

3	Registered BDR programs, with market value of R$661.297 million.

10.Organizational Structure – Bradesco Customer Service Network

Present throughout Brazil and in several places abroad, the Customer Service Network of Bradesco Organization is dimensioned to offer adequate efficiency and quality standards.

On December 31, it was comprised of 26,459 service branches, as follows:

3,160	Branches in the country (3,143 of Bradesco, 1 of Banco Finasa, 1 of Banco Bradesco BBI and 15 of Banco BMC);

5	Branches overseas, 1 in New York, 3 in Grand Cayman and 1 in Nassau, in the Bahamas;

7	Subsidiaries overseas (Banco Bradesco Argentina S.A., in Buenos Aires; Banco Bradesco Luxembourg S.A., in Luxembourg; Bradesco Securities, Inc., in New York; Bradesco Securities UK Limited, in London; Bradesco Services Co., Ltd., in Tokyo; Cidade Capital Markets Ltd., in Grand Cayman; and Bradesco Trade Services Limited, in Hong Kong);

5,821	Banco Postal Branches;

11,539	Bradesco Expresso Outlets;

2,776	Corporate Site Branches;

2,776	Outplaced Terminals of Bradesco Dia&Noite (Day&Night) ATM Network; and

375	Branches of Finasa Promotora de Vendas, a company present in 20,044 car dealers.

With diversified equipment, large and modern Self-Service Rooms that operate in extended hours, the branches are highlighted by their functionality and comfort of the environments, saving the clients’ time, facilitating and making agile their operations. Bradesco Prime branches receive clients with a customized service and complete financial advisement. In the middle market, Bradesco Empresas serves with the same level of quality and specialization.

Bradesco Dia&Noite ATM Network, with 25,974 machines, 25,535 of them working inclusively on the weekends and holidays, distributed in strategic places all over Brazil, provides quick and practical access to the diversified range of products and services. The 3,939 machines of Banco24Horas, installed in 3,523 service branches, are also available for withdrawal operations, issuance of statements and balance consultation, upon the use of debit cards in checking account or savings account.

People with special needs have a customized service with digital language in Fone Fácil for the hearing impaired, ATMs adapted for wheelchair users and the visually impaired, who also count on access to Internet Banking and to a statement from the checking account in Braille version or expanded letters.

By means of state-of-the-art technology, with access to 751 types of operations, Portal Bradesco counts on more than 8.560 million users registered who, by using the Bradesco Security Key System – Electronic and Card, may access it wherever they are. The Portal is composed of a set of 49 websites, with 36 institutional ones and 13 for transactions.

The Bank maintains the website www.bradesco.com.br which hosts all its products, in addition to specific websites to serve clients of the segments Bradesco Prime, Private, Empresas and Corporate.

Bradesco Net Empresa, exclusive for Corporate Clients, provides security to banking transactions, upon a digital certificate and electronic signature. The 460,709 companies connected, with 54.922 million transactions/year, optimize the financial management of the businesses, and they may carry out 320 types of operations, such as make transactions in the checking account and savings account, make payments, collections and transfers of files.

The Executive, Legislative and Judicial Powers, within the Federal, State and Municipal scope, have the website Bradesco Poder Público, which comprises products and services of the Bank, with solutions of payments and receipts and possibility of access to Bradesco Net Empresa.

Both individual and corporate clients have in ShopCredit – website of Loans and Financings – the complete portfolio of the Bank, with detailed information about the lines offered. The website also has calculation simulators for operations of Personal Loan, Credit Facility Check, CDC, Leasing, Real Estate Loan, Rural Loan, Finame, Auto Insurance, among others.

Among the several options, the website Bradesco ShopInvest enables to follow the financial market, investments on the Stock Exchanges, with online quotations, and also investments and redemptions, calculation simulations, acquisition of supplementary pension plans and certificated savings plans.

For the mobile technology, the client, by means of the channel Bradesco Celular, may make payments of accounts, transfers between accounts, recharge cell phones, balance consultations and other information about products and services.

Fone Fácil Bradesco offers new business opportunities, information, banking products and services, with convenience, quickness and security, reaching, in the year, 296,201 million calls and 5.442 million items sold.

The daily average of 12.978 million transactions carried out by clients and users shows the capacity and efficiency of this wide and integrated structure, with 2.191 million in Counters and 10.787 million (83.12%) in the convenience channels, highlighting Bradesco Dia&Noite ATM, Internet and Fone Fácil.

11.Bradesco’s Companies

11.1. Insurance, Private Pension Plans and Certificated Savings Plans

Leader among the conglomerates that operate in the sector in Latin America, Grupo Bradesco de Seguros e Previdência, managed by Bradesco Seguros S.A., has a path connected with innovation in several products in the Areas of Insurance, Supplementary Pension Plan and Certificated Savings Plan.

R$2.355	billion was the Net Income of the Insurance, Supplementary Pension Plans and Certificated Savings Plans segment in 2007, with a 29.15% profitability on average Stockholders’ Equity.

R$8.647	billion was the Stockholders’ Equity, with a growth of 19.27% for the year.

R$73.318	billion amounted the total assets.

R$67.718	billion totaled free investments and for coverage of Technical Provisions.

R$19.923	billion were the Net Revenues from the Insurance and Private Pension Plans activities.

R$1.556	billion was the sales from the Certificated Savings Plans activity, distributing premiums at the total amount of R$44.600 million, related to 3,400 plans drawn in a portfolio which, at the end of the year, recorded 14.313 million active plans.

11.2. BEM – Distribuidora de Títulos e Valores Mobiliários

It operates with a high specialization level in the fiduciary management of third-party funds in the institutional segment.

R$25.272	billion, on December 31, distributed in 247 Investment Funds and 16 Managed Portfolios, totaling 4,977 investors.

11.3. Banco Finasa S.A.

It operates as Bradesco Organization’s financing company, making operations of Consumer Direct Lending and Personal Loan and promoting, by means of its wholly-owned subsidiary, Finasa Promotora de Vendas Ltda., the relationship with car dealers and stores commercializing durable and semi-durable goods and services.

R$535	million was the Net Income for 2007.

R$31.924	billion was the Consolidated Assets, a 50.15% increase over the previous year.

R$25.022	billion was the balance of loan operations, up 35.58% over December 2006.

11.4. Banco BMC S.A.

BMC is one of the largest private banks in payroll-deductible loan, with 1,011 Correspondent Banks in Brazil. It also offers vehicle financing and leasing.

R$3.595	billion added up Consolidated Assets, a 50.15% growth when compared to the previous year.

R$ 2.425	billion represented the loan operations balance, 126.46% on December 2006.

11.5. Leasing Bradesco

Specialized in operating agreements with large manufactures and resellers and specially focused on businesses with vehicles, aircraft, machines and equipment, it is one of the leaders of the sector.

R$8.208	billion was the balance invested on 12.31.2007, from 143,684 operations contracted in the year.

229,494	leasing agreements were in force, at the end of 2007, characterizing a high level of distribution of businesses.

11.6. Bradesco Administradora de Consórcios

Bradesco Consórcios, which has strong competitive advantages in the safety of the Bradesco Brand and in the support of the Customer Service Network, consolidated its leadership in the Automobiles and Real Estate segments and has been building an outstanding position in the Trucks and Tractors segment.

334,129	quotas were traded until December 31.

R$10.875	billion was the revenue in 2007.

11.7. Banco Bradesco Cartões S.A. (Operations with American Express Credit Card)

Bradesco, with the partnership and acquisition of all operations in Brazil of American Express Company, assumed the right of exclusivity for the issuance of credit cards of the Centurion line, for the minimum term of 10 years, which allows to offer the Membership Rewards Program, and the management of the network of accredited establishments of Amex Cards.

11.8. Banco Bradesco BBI S.A.

As the Investment Bank of Bradesco Organization, BBI has the mission to operate the segments of Variable Income, Fixed Income, Structured Operations, Mergers and Acquisitions, Project Financing and Treasury, as well as to coordinate the operations of Bradesco Private, Bradesco Corretora de Títulos e Valores Mobiliários, Bradesco Securities and BRAM – Bradesco Asset Management.

In 2007, it coordinated 17.92% of the volume of issuances recorded in the CVM – Brazilian Securities and Exchange Commission, showing its specialization in the work focused on the pursuit of better alternatives for capitalization of companies and expansion of their businesses, complemented by high-quality services offered to investors.

R$24.022	billion was the total of funds coordinated in 2007, in primary and secondary operations of stocks, debentures and promissory notes.

R$1.365	billion represents the amount of operations of Investment Funds in Credit Rights.

BRAM – Bradesco Asset Management S.A. DTVM

BRAM, with an outstanding share in the asset management market uses all its experience and specialization in several segments, such as Bradesco Prime, Bradesco Empresas, Corporate, Private, Retail and Institutional Investors.

R$152.214	billion, on December 31, distributed in 419 Investment Funds and 105 Managed Portfolios, reaching 3.308 million investors.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Operating in the trading sessions of the Stock Exchange and in the businesses of BM&F – Brazilian Mercantile and Futures Exchange, Bradesco Corretora is structured to serve clients in the whole country. With a strong growth in its operations through the Internet (Home Broker), it is one of the most important ones of the Brazilian market.

In order to facilitate the participation of the small investor in the stock market, it has an exclusive Automatic System of Trading of Stocks – SANA, which has a structure for purchase and sale of stocks on the Stock Exchange, in small lots, by means of computer terminals in the Bradesco Branch Network. It also operates in the intermediation of public offerings.

It offers services of analysis of investments and economic conjuncture, in addition to represent investors not living in the country in operations carried out in the financial capital markets, in the management of investment clubs and in the custody for non-institutional corporates and individuals.

To ensure minimum liquidity and price reference of stocks of companies traded on the Stock Exchange, it provides Market Maker services and offers the Direct Treasury Program, which allows individuals to invest in Federal Government Bonds through the Internet, by registering at Bradesco Corretora by means of the website www.bradesco.com.br.

R$55.250	billion was the total traded by Bradesco Corretora on the Stock Exchange’s trading sessions in 2007, corresponding to 2,045,347 operations carried out, serving 83,278 investors in 2007.

3.825	million contracts were traded on BM&F, representing a financial volume of R$269.385 billion.

R$14.175	billion was the amount traded at Home Broker, corresponding to 1,648,536 stock call and put orders. There were 121,751 clients registered on December 31.

68,001	clients were registered on 12.31.2007 in the Fungible Custody Portfolio.

Brokerage Firms Abroad (Bradesco Securities, Inc. and Bradesco Securities UK Limited)

They serve clients, in the US market, by means of Bradesco Securities, Inc. and in the European market, by Bradesco Securities UK Limited, the intermediation of stocks, by means of ADRs, as well as stocks listed on the local Stock Exchanges. They also operate as broker-dealer in the distribution of public and private securities to international investors.

Private Banking

It offers to its clients, individuals with a minimum availability of R$1 million for investments, customized services, by highly qualified and specialized professionals, in addition to an exclusive line of products and services, complemented by advisement of placement of assets, fiscal, tax and succession guidance.

12. Corporate Governance

Bradesco, always in defense of the sustainability of its businesses, has been constantly improving its Corporate Governance practices, pursuing excellence in the quality of the management, in order to improve the relationship with its stockholders, investors, clients, suppliers, employees, the community and other stakeholders.

The Bank ensures, as mandatory minimum dividend, 30% of the adjusted net income, a percentage higher than the minimum percentage of 25% set forth by Law no. 6,404/76. Preferred stocks are ensured dividends 10% higher than the ones attributed to common stocks. Over the past years, Bradesco has distributed a percentage higher than the mandatory percentage of 30%.

The initial milestone of its good Governance was the listing of stocks on the Stock Exchange, in November 1946, a little more than three years after its foundation, and, since then, several practices that show the respect of Bradesco for the stakeholders were implemented, such as:

• first Bank to distribute monthly dividends, since January 1970;

• in April 1985, it launched the Alô Bradesco service, currently Bradesco Ombudsman;

• its stocks are traded since 1997 in the U.S. market;

• in February 2001, its stocks also started being traded on Latibex – Madrid Stock Exchange – Spain;

• in June 2001, it voluntarily adhered to Level 1 of the Special Corporate Governance Practices of the São Paulo Stock Exchange;

• in June 2003, it established the Codes of Corporate and Sector Ethics for the Areas of Accounting and Financial Management and the Committees of Ethical Conduct and Disclosure;

• it has, since June 2003, 2 independent members in the Board of Directors, representing the minority stockholders Banco Bilbao Viscaya Argentaria (BBVA), from Spain, and Banco Espírito Santo (BES), from Portugal;

• in December 2003, it established 100% Tag Along for common stocks and 80% for preferred stocks, as well as the Audit, Internal Controls and Compliance and Compensation Committees; and

• in May 2006, it formalized its “Corporate Governance Policy” and established the “Corporate Governance Executive Committee” of Bradesco Organization.

It carried out, in 2007, several events to strengthen and disseminate Ethics in businesses. All employees and suppliers received a copy of the Code of Corporate Ethics, and undertook, upon the declaration of compliance, to adopt precepts guiding the relationship between the management, employees and other stakeholders.

At the Annual Stockholders’ Meeting held on March 12, it was resolved on the maintenance of the Fiscal Council, composes of 3 sitting members and 3 alternate members, with term of office until 2008, with 1 sitting member and his alternate chosen among the holders of preferred stocks.

We can also highlight the commitment formalized with Abrasca – Brazilian Association of Publicly-Held Companies, in July 2007, upon voluntary compliance with the principles and recommendations in the Abrasca Manual of Control and Disclosure of Material Information, ratifying the prevention measures already adopted by Bradesco against the utilization of material inside information (inside trading).

In addition to the rating AA (Great Corporate Governance Practices) received in June 2005 from Austin Rating, and confirmed in December 2007, it also received, in the year, rating AAA+, from Management & Excellence, placing Bradesco as the first Latin American bank to obtain the highest Corporate Governance rating.

In the period, Bradesco Organization, in compliance with the provisions in CVM Instruction no. 381, did not contract or had services provided by PricewaterhouseCoopers Auditores Independentes not related to external audit on levels higher than 5% of the total costs. The policy adopted complies with the principles preserving the Auditor’s independence, in accordance with internationally accepted criteria, which are: the auditor must neither audit his/her own work, nor exercise managerial functions in his/her client or promote his/her client’s interests.

12.1. Internal Controls and Compliance

An important instrument of risk management, the Internal Controls and Compliance System is, in the wide sense, a structured process that comprises the Board of Directors, the Committees that advise it, the Board of Executive Officers, the Managers and all the Organization’s employees, with the purpose of allowing a safer, more adequate and efficient conduction of businesses and in line with the regulation set forth by the National Monetary Council.

The flows of processes and systems of the Organization are continuously revaluated and adherence tests are regularly made to measure the effectiveness of existing controls. In line with the main control frameworks, such as COSO –Committee of Sponsoring Organizations of the Treadway Commission and Cobit – Control Objectives for Information and Related Technology, which comprise Business and Technology aspects, respectively, as well as meeting the requirements set forth by Pcaob – Public Company Accounting Oversight Board and fully complies with the requirements of Section 404 of Sarbanes-Oxley Act, the work has full involvement of the Areas, of the Internal Controls and Compliance and Audit Committees and results in reports to the Board of Directors.

In compliance with Section 404 of Sarbanes-Oxley Act, the designs of the internal controls processes are adequate and deficiencies that compromise its certification have not been identified, and adherence tests to the processes have been made, for the issuance of a report with reference date as of December 31, 2007, to be filed at the Securities and Exchange Commission – SEC, jointly with the related financial statements in US GAAP.

Prevention and Fight against Money “Laundering” and Financing to Terrorism

The Organization maintains a specific policy, processes and systems to prevent the utilization of its structure, products and services for money “laundering”, illegal businesses or those connected to corruption or, even, to the financing to terrorism. High investments are made in the training of its employees to reach these goals, with training programs in several formats such as videos, e-learning and presence classes, including specific programs for areas where the activities require.

A multidepartmental commission daily evaluates the pertinence of the submission of the suspicious or atypical cases to proper authorities, whether the operation has been carried out or not.

The Executive Committee of Prevention and Detection against Money “Laundering” meets on a quarterly basis to evaluate the progress of the work and the need to adopt new measures with the intention to align the Program of Prevention and Fight against Money Laundering and Financing to Terrorism of the Organization to the rules from the regulatory bodies and the best international practices.

Information Security

Bradesco’s Information Security Corporate Rules and Policy, which may be found on the website www.bradesco.com.br, comprise the effective protection of information assets, constituted by the data bases, by the information technology environments, documents, files, security copies of systems, controlled accesses to systems and information and protection in the generation and traffic of data, among other security management tools.

With the purpose to preserve total compliance with the internal controls and with the information technology systems, training, awareness and revision programs of the policies are maintained, focused on the absolute protection of restricted data and data of exclusive interest of clients, as well as the Organization’s strategic information. The Business Continuity Plan – PCN was also implemented, which formalizes the actions to be adopted so that, in moments of crisis, the recovery and continuity of the business processes are effective, avoiding or minimizing financial losses both for Bradesco and for clients.

12.2. Information Disclosure and Transparency Policies

Bradesco Organization produces a series of periodical publications which have as purpose to improve the relationship with the market in general, with transparent and quality information.

It distributes on a quarterly basis “Acionista Sempre em Dia”, with 35 thousand copies; “Revista Bradesco”, 25 thousand; and “Revista Bradesco Rural”, 5 thousand, all of them focused on the external public; as well as the newsletter “Cliente Sempre em Dia”, with 400 thousand monthly copies. It also publishes, every quarter, the Report on Economic and Financial Analysis, a detailed compilation of the information most required by specialized readers, and, annually, the Management and Sustainability Report.

12.3. Investor Relations – IR

Stockholders, investors and market analysts are provided with clear, opportune and abundant information available on the Investor Relations website, www.bradesco.com.br/ri, in the Portuguese, English and Spanish versions. Essential to Bradesco, transparency benefits both the market in the right evaluation of the Bank and the Institution itself, which is aware of the opinions of the financial community about its performance.

The Investor Relations area provides a deep and agile relationship with individuals and corporates, national and foreign.

As an option to know better the performance of the Bank during the year, 14 Apimec Meetings were promoted, out of which 8 transmitted live through the Internet, with the participation of 14 thousand internet users.

In 2007, 118 internal and external meetings with analysts were carried out, as well as 35 conference calls and 16 events abroad, in addition to 850 assistances by means of “Fale com o RI”, on the Internet page.

12.4. Bradesco Ombudsman

The Ombudsman, established in 2005, is currently provided with an officer responsible for the area and an Ombudsman area. It answers the manifestations received by means of the Central Bank, Procon, the press, letters and telephone, making the open and direct dialogue with clients and users even more decisive in the definition of relationship strategies. A natural evolution of innovative “Alô Bradesco", created in April 1985, it emphasizes the commitments with the client’s satisfaction and the capture of trends that allow to anticipate procedures compatible with the new demands of the market.

“Alô Bradesco”, the first Communication Channel of the financial market with the public, five years before the edition of the Consumer Defense Code already registered and gave adequate treatment to the complaints and suggestions of clients.

As a proof of the commitment to excellence in the assistance, transparency and conciliation of interests, Bradesco remains for nearly 2 years out of the ranking of Banks with the largest number of complaints from clients, disclosed by the Brazilian Central Bank.

136,791	contacts registered in 2007.

13. Risk Management

Directly subordinated to an Executive Officer and to the Presidency of the Bank and exercised independently, risk management involves an integrated set of controls and processes, comprising credit risk, market risk, operational risk and liquidity risk. As a principle, the Organization adopts a conservative policy in terms of exposure to risks, and the guidelines and limits are defined by the Senior Management.

13.1. Credit Risk

The Credit Risk management at the Organization, in line with the best practices, always recognizing the Brazilian market reality, is a continuous and evolutional process of mapping, standardization and diagnosis of models, instruments, policies and procedures in force, requiring a high level of discipline and control in the analyses of operations carried out, preserving the integrity and the independence of the processes. It also aims to comply with the requirements proposed in the New Basel Accord.

13.2. Market Risk

Based on methodologies and models aligned with the best practices of the domestic and foreign markets, market risk is carefully followed, evaluated and managed complying with the recommendations and rules of the regulatory bodies. The market risk management policy is conservative, and the VaR ( Value at Risk) limits are defined by the Senior Management and monitored, daily, in an independent manner.

13.3. Operational Risk

Bradesco Organization considers the Operational Risk management activity fundamental for the generation of value added, and its success is based on the dissemination of the culture, availability of tools, disclosure of policies and implementation of corporate methodologies. These assumptions enable the improvement of internal processes, as well as the support to business areas, with the purpose of improving operating efficiency and reducing capital commitment.

With continuous alignment work to the best market practices in operational risk management, Bradesco is ready to comply with the orientations of the New Basel Capital Accord, according to the schedule established by the Brazilian Central Bank. The Organization’s goal is to be qualified for the Capital Allocation Model by the Advanced Internal Measurement Approach (AMA), for the adoption of this method will result in a smaller capital allocation.

It is important to mention the development process of a new corporate systemic platform, which will integrate in a single data base information of Operational Risk and Internal Controls, also comprising the requirements established by Sarbanes-Oxley Act, Section 404.

13.4. Liquidity Risk

The Organization’s liquidity policy, approved within the scope of the Executive Treasury Committee, sets forth the minimum liquidity levels to be maintained and the instruments for its management in normal and crisis scenarios.

Bradesco maintains the risk under permanent follow-up and control, avoiding differences of the settlement terms of rights and obligations and enabling the Organization to settle the operations in due time and safely.

13.5. Risk Factors and Critical Accounting Policies

The Bank has disclosed risk factors and critical accounting practices, in conformity with best international practices of transparency and corporate governance, and in conformity with the financial statements in the North American format – US GAAP, related to probable political-economic situations in the domestic and foreign markets and which can directly impact the day-today of operations and, consequently, the Bank’s financial condition, available in the Report on Economic and Financial Analysis, on the website www.bradesco.com.br/ri.

14. Intangible Assets

Bradesco’s Market Value, based on the quotation of its stocks on the Stock Exchange at the end of the year, reached R$109.460 billion and is equivalent to 3.61 times the book value of the Stockholders’ Equity, which was R$30.357 billion. This expressive difference is a result of the magnitude of intangible assets which, although not reflected in the balance accounts, are noticed and evaluated by investors

The strategic planning developed in the search for better results takes into account, for the establishment of realistic goals: the trust that the Bradesco Brand inspires; its image of solidity, tradition, reliability and good governance; a strong corporate culture; the scale reached in its businesses; the range of relationship channels existing between the different publics and the Organization; an innovative Information Technology policy; the wide diversification of products and services offered and its wide Customer Service Network, which covers the entire country and transcends its frontiers; a dynamic and responsible social-environmental responsibility policy; a vigorous Human Resources policy that: a) provides a more solid relationship among all employees; b) increases, as a consequence, the level of trust among them; c) shows professional development opportunities; d) substantially reduces the personnel turnover index and costs linked to it; and e) sows, on all levels, a long-term vision, inseparable sustainability factors.

14.1. Bradesco Brand

The Bradesco brand was considered in the ranking disclosed by Brand Analytics, published in IstoÉ Dinheiro magazine, as the most valuable one of Brazil, with an appreciation of 280% in two years, and by the consulting firm Brand Finance, the largest international consulting firm of brands, in a special edition of América Economia magazine, as the brand of highest value in the financial sector of Latin America.

14.2. Human Resources

Bradesco Organization’s Human Resources Management Policy gives a vital importance to its human capital, involving permanently, as a whole, 65,050 employees at Banco Bradesco and 17,723 in the Subsidiaries. It develops, in a continuous basis, training and qualification programs, focused on the diversification and excellence in the provision of services, with courses mainly focused on the operational, technical and behavioral areas, which serve everyone with the same quality standard.

Teams of specialized instructors and supported by an adequate infrastructure have the purpose to improve and deepen the study of themes related to the demands of the markets, economic scenarios and requirements of technological advances.

TreiNet – Training by means of Internet/Intranet gathered more than 674 thousand participations, showing the importance and the level of dissemination of this outstanding initiative, which provides employees with the possibility to acquire new knowledge at distance, in a comprising manner.

In partnership with Consulting Firms, Universities and Business Schools, to provide the updating and advances of the learning, Managerial Development Programs are carried out by means of specialization courses, including in post-graduate level, in the economy, administration and law areas.

Objectivity and consistence, strategic positioning, concepts and mainly values and advances of the organizational structure are the pillar of the internal communication at Bradesco. TV Bradesco, in this scenario, is highlighted in all levels, in the work to form, integrate and motivate the staff, in addition to the publications “Interação”, sent to each one of them, and “Sempre em Dia” – a daily newspaper, also available on the Intranet of the Bank.

Reaching 178,162 lives at the end of the year, the assistance benefits are focused on the improvement of the quality of life, well being and safety of the employees and their dependents. The main ones are:

• Health Care Insurance;

• Dental Care Insurance;

• Supplementary Private Pension Plan;

• Group Life and Personal Accidents Insurance; and

• Group Car Insurance.

As a result of this work, Bradesco integrated for the eighth time the list of Guia Exame – Você S/A 2007 –The 150 Best Companies to Work for, promoted by Exame and Você S/A magazines, in partnership with Fundação Instituto de Administração – FIA, in addition to being in the rankings 100 Best Companies to Work for in Brazil and The Best Ones for the Executive (2007/2008), from Época magazine, and in the list of the 20 Best in HR Practices, from Melhor Gestão de Pessoas magazine, both edited in partnership with Great Place to Work® Institute Brasil. It was highlighted, for the forth year, in the research The Best in People Management, which directly listens to employees, disclosed in Valor Carreira magazine and published by Valor Econômico newspaper with the technical support of Hay Group, and conquered, in 2007, the Best Company in Human Resources Management Award in all categories, as well as was among the 100 Best Companies in IDHO (Organizational Human Development Indicator), from the website Gestão & RH Online, which focuses on Sustainability.

R$75.267	million invested in the year in Training Programs, with 1,021,153 participations.

R$559.249	million invested in the Food Program, with daily supply of 106,400 snacks and 78,043 meal vouchers.

3.456	million medical and hospital assistances.

577,507	dental assistances during the year.

14.3. Information Technology

One of the central pillars of the Organization’s strategy to give sustainability and push businesses, Information Technology, characterized by innovation, enables clients to have access to safe, innovative, quality and easy to use services.

With a processing capacity in the central computers higher than 100,000 Mips (million instructions per second), it has a contingent infrastructure, with a high technological standard and guided by the best practices. There are more than 5,000 servers in other platforms and almost 14,000 telecommunications services, with a data storage capacity near to 3 Petabytes (three quadrillions of characters), registering the average of 151 million transactions of clients and in the back office, per day, 14.15% higher than that recorded in 2006, with availability measured above 99.70% .

In March 2007, the IT Governance Area was created, with the purpose to increase the base of IT Management processes, to meet the targets and real needs of the business resulting from strategic decisions.

Considered the best Information Technology bank of the year, by specialized media, Bradesco concluded the construction of a building of 10,000m2 which will be the new Information Technology center, one of the main actions of Projeto TI Melhorias with the remodeling of the Bank’s Systems Architecture, to meet in a quicker manner the dynamics of the market, which will be a world benchmark in technology applied to the banking activity.

R$2.099	billion were investments destined to is maintenance, expansion and innovation, in the year.

15. Marketing

The proposal to help the life of clients to also be complete was synthesized by Bradesco in the concept “Complete Bank”, positioning adopted three years ago in the marketing strategy. The results obtained with the alignment of the institutional communication, of the segments and products and services, such as Loan, Investments and Cards, consolidating the positive image in the competitive financial market, were significant.

In this context, Bradesco launched the Book 120 Reasons to Be a Complete Client, a materialization of the qualities and actions of the Organization and a tool to open accounts, relationship with clients and training of employees. For the first time, a Bank made a book with material and consistent arguments to assist and ground a decision as important as the choice of a Bank.

The communication strategy adopted also included the exclusive sponsorship to the second tour of Cirque du Soleil in Brazil, with the spectacle “Alegria”, using entertainment as a message in an association of the technique and beauty of the acrobatics of the circus troupe with Bradesco’s social responsibility actions.

Still within the concept Bradescomplete, at the end of 2007, it was created the launching campaign of the Bank of the Planet, which will centralize the social-environmental projects and actions present at the Organization for more than 51 years, and will increase the visibility of the work in areas such as education, sport and environment to multiple publics, showing a Bank committed to sustainability.

Grupo Bradesco de Seguros e Previdência gave, for the tenth consecutive year, to the city of Rio de Janeiro its “Christmas Tree”. Strategically installed in Rodrigo de Freitas Lagoon, the Tree is part of the calendar of tourist attractions of the city and maintained the utilization of a Biodiesel generator, following the social-environmental responsibility principles.

518	regional, sector and/or professional events in the whole country, including business fairs, seminars, congresses, cultural and communitarian events, which counted on the participation of Bradesco in 2007.

16.Social-environmental Action of Bradesco Organization

16.1. Social-environmental Responsibility

The first Bank to launch a measurement program of its direct and indirect participation in the emission of greenhouse gases (GHG) in the atmosphere, it intends, in the medium term, that every business chain participates in this cause, including clients, suppliers and other related publics. It neutralizes its emissions by means of the planting of trees, in partnership with Fundação SOS Mata Atlântica, and also uses, among its consumption materials, around 90% of recycled paper, including check books, printed matters with the same safety, quality and reliability certified by the entire market.

The Bank supports the Millennium Development Goals (MDGs) which pursue the improvement of the quality of life in the whole world, it is signatory of the Equator Principles, ratifying the new version which comprises every project financing with amount equal or higher than US$10 million, and of the Global Compact Principles.

Bradesco Avenida Paulista Building, in São Paulo, SP, has a Certification ISO 14001, granted to companies with proved environmental management practices, and the Certification of Rule OHSAS 18001 of Occupational Safety and Health, which allows to establish and develop conditions that contribute to a safe and healthy work environment.

Bradesco is also the first Financial Institution of the Americas to receive the certification of Rule SA8000®, a certification of good social responsibility practices granted by Social Accountability International.

Focusing on citizenship and solidarity values, the Bank launched to its employees the Voluntários Bradesco program, which counts on the portal www.voluntariosbradesco.com.br, which aims to centralize and disclose the innumerous initiatives in benefit of the society. It also supported actions such as Teleton, a TV marathon aimed at collecting funds for AACD – Assistance Association to the Disabled Child, and Fundação Dorina Nowill, which promotes social inclusion of the visually impaired.

The partnership with Fundação SOS Mata Atlântica, entity which operates in the protection of the natural, historical and cultural assets in reaming areas of the Atlantic Forest, has already make possible the planting of more than 24 million trees and, since 1989, Bradesco has invested around R$62 million in programs led by Fundação SOS Mata Atlântica, by means of products such as credit cards, certificated savings plans, vehicle financing and supplementary pension plans, in addition to donations.

The Bank integrates the Dow Jones Sustainability Index of the New York Stock Exchange and the new stock portfolio of ISE – Corporate Sustainability Index of the São Paulo Stock Exchange, in which it takes part since its constitution. It also has the rating AAA+ from Management & Excellence, an important Spanish company of research and assessment.

Bradesco maintains an area dedicated to the rational management of water and energy consumption and has already carried out four meetings with suppliers of products and services, from the most different segments, aiming at the diffusion and awareness about the vital importance of the issue to the 1.5 thousand contracted parties. At the same time, it established a partnership with Biosistemas, specialized in the treatment of waters and industrial and urban liquid effluents, offering a special leasing line for the implementation of water and sewage treatment stations in companies and residential and commercial condominiums.

The Social-environmental Responsibility Corporate Policy is available on the Bank’s Social-environmental Responsibility website, www.bradesco.com.br/rsa, which increases the visibility of the Organization’s actions focused on sustainable development.

16.2. Bank of the Planet

As the private Bank which most invests in social-environmental responsibility, Bradesco is also a pioneer in this area with Fundação Bradesco, which became Brazil’s largest private free education program.

In a new, important and most complete action, aligned with the aspirations generated by the social-environmental issues presented, Bradesco created the Bank of the Planet to guide its social-environmental responsibility strategy.

A bank within Bradesco, the Bank of the Planet is a North, a way to unify all social-environmental actions and direct efforts and resources for relevant themes to all the society, focusing the knowledge of a financial institution in actions and projects that bring a return to the sustainability cause and prepare the planet for future generations.

Under the concept of the Bank of the Planet, Bradesco entered with the Government of Amazonas into a donation agreement of R$70 million to Fundação Amazonas Sustentável, increasing the number of partners such as Instituto Ayrton Senna and Fundação SOS Mata Atlântica.

16.3. Fundação Bradesco

The main instrument of Bradesco Organization’s social action, the largest private social-educational project of Brazil and one of the largest ones of the world, Fundação Bradesco is present in all Brazilian States and in the Federal District, with 40 Schools installed mainly in regions with social-economic needs. With 51 years of activities, it has provided free and quality basic education to more than 2 million students, and along with the presence and distance courses modalities, it surpassed 2.5 million services.

In the year, Fundação Bradesco exceeded 384 thousand assistances, in its several operation segments, out of which 109 thousand students, in its own Schools, in basic education, from preschool to high school, education of youngsters and adults and in the initial and continuing education of workers. By means of the virtual school, its e-learning portal and CIDs – Digital Inclusion Centers, more than 275 thousand people were assisted. Basic education students, approximately 50 thousand, are also ensured free uniform, school supply, food and dental and medical assistance.

The Schools of Fundação Bradesco maintained an index of approval of students around 96%, in the average of the last five years, equivalent to the best international parameters.

To meet the challenges of updating, qualification and requalification of workers, with different education levels, Fundação Bradesco offers more than 100 options of free courses, with flexible programs, which have the intent to prepare the participants to undertake their own business or conquer better positions in the job market. There are courses in the areas of Graphical Technology, Agriculture, Business Management, Information Technology, Fashion, Leisure and Development, which increase the solid bonds with the regional markets and the special interests of the communities.

It also has a partnership with Media Lab, the Research Center of MIT – Massachusetts Institute of Technology, to develop projects of technology integration with social issues. D-Lab (Development Laboratory) is another project in which students of MIT, USP – Universidade de São Paulo and Fundação Bradesco operate together in the implementation of technologies in the Indian community of Javaés, in Canuanã, TO. With Fundação Roberto Marinho, of Organizações Globo, it maintains, since 1997, as founder-partner, Canal Futura – “O Canal do Conhecimento”, which currently reaches 33 million TV viewers and R$18.841 million of investment by Fundação Bradesco in the period.

Implemented nine years ago, the Information Technology Program for the Visually Impaired has already assisted more than 8 thousand students and the Programs “Intel Educação para o Futuro” and “Intel Aprender” complete the list of initiatives in the technology area, assisting more than 56 thousand educators and 19 thousand youngsters. Contributing, since 1998 for the literacy of the populations of the North and Northeast regions, by means of “Programa Alfabetização Solidária”, it invested R$900 thousand in 2007 to enable the benefit of education to more than 6 thousand Brazilians.

The e-learning portal “Escola Virtual” develops 184 distance and semi-presence courses in information technology and qualification of teachers, which have already benefited more than 165 thousand users. It also promotes the access to the use of technology and to digital inclusion to dwellers of the communities near its Schools, by means of 69 CIDs – Digital Inclusion Centers, four in Indian communities, which are also learning and professional qualification centers, of a great social impact, and which have already provided more than 109 thousand assistances.

Aiming at promoting environmental education and reforestation actions, it supports the work of Fundação SOS Mata Atlântica with the maintenance of fifteen nurseries for the production of seedlings in its Schools. In 2007 it also launched the book “Actions in the present for a better future”, which gathers 50 main projects of Environmental Education developed in its 40 Schools all around Brazil, and the Collection of 4 DVDs “Environmental Education in Schools”.

The work of Fundação Bradesco was recognized by John F. Kennedy School of Government, of Harvard University in the United States, and converted into a case, under the title “The challenges of Fundação Bradesco: making the difference in the Brazilian educational system”, which describes its 50 years dedicated to education and possible ways in the next 50 years.

Fundação Bradesco represents an unmistakable form of distribution of wealth generated within the scope of the Organization, once its main source of funds comes from the participation as stockholder of Bradesco. In addition, it develops a work of proved influence in the increase of the level of the quality of life of the communities where it is present, being a “socially responsible investment”.

R$200.982	million totaled the budget of Fundação Bradesco invested in 2007, estimating for 2008 the amount of R$220,069 million of the costing of more than 411 thousand services, for 110,415 students in their own schools (in basic education of youngsters, adults and workers) and more than 301 thousand services by means of other presence and distance courses through Virtual School and CIDs – Digital Inclusion Centers. Over the last ten years, the accumulated investment was R$3.074 billion (in restated values).

R$87.778	million were the other investments made in 2007 by Bradesco Organization in social projects destined to the communities, focused on education, arts, culture, sports, health , sanitation, fight against hunger and food safety.

16.4. Finasa Sports Program

Structured in 54 Formation Centers and 13 Specialist Centers, in Volleyball and Basketball, Finasa Sports Program assists around 3,000 girls, from 9 to 18 years old, enrolled in schools and with proved frequency to classes.

In its almost 20 years of existence, it was recognized by the seriousness and became a benchmark in the formation of youngsters, coming from low income families, using sport not only to arise vocations or create athletes, by as an instrument of interaction with the community and of social inclusion.

The Program established several partnerships, mainly the one made with the City Hall of Osasco, which allows to develop activities in its Sport Centers, in addition to State and Municipal Public Schools, unit of SESI and private Schools of the city.

17. Acknowledgments

Ratings – National and international Agencies and Entities distinguished Bradesco, in 2007, with the highest evaluation indexes attributed to Brazilian Banks:

• Standard & Poor’s and Fitch Ratings increased the Bank’s risk rating in foreign currency, placing it in the investment grade category;

• Management & Excellence increased Bradesco’s Corporate Governance rating from AA- to AAA+, placing it as the first Latin American Bank to obtain the highest Corporate Governance rating;

• Moody’s Investors Service increased Bradesco’s credit risk grade for deposits in foreign currency in the long term, from “Ba3” to “Ba2”, and the grade for subordinated perpetual bonds in foreign currency of Bradesco Grand Cayman, from “Ba1” to “Baa3”, transferring them to the investment grade. It also changed the rating of Financial Strength of Banks (BFSR) from C- to B-, this is the highest rating attributed in this category to Brazilian Banks; and

• Austin Rating, by means of its Risk Rating Committee, maintained the rating AAA for Bradesco, due to the strong financial position in the Market.

Rankings – Important national and international publications highlighted the leadership of Bradesco, such as:

• Latin America’s most valuable brand of the financial sector, in the ranking of Brand Finance, disclosed by América Economia magazine;

• Brazil’s most valuable brand, for the second consecutive year, in the ranking of Dinheiro/ BrandAnalytics, reaching US$3.710 billion, a 49% growth compared to the previous period;

• Brazilian financial institution with the best placement in the ranking of Fortune magazine, in the list of the 500 largest companies of the world;

• Best Brazilian Bank in customer service in Branches, Internet and Call Center, in a survey carried out by the consulting firm Booz Allen Hamilton;

• Leader in the ranking “The 100 Most Connected Companies of Brazil’, according to Info Exame magazine, for the fifth consecutive year;

• Highlight in the ranking of the best fund managers of ValorInveste, from Valor Econômico newspaper;

• Bank with the best quality in treasury operations of Latin America in the category Best Provider of Money Market Funds, by Global Finance magazine; and

• Bank with the highest market value of Latin America, according to the consulting firm Economática, disclosed by Folha de S. Paulo newspaper.

Awards – There were 31 awards conquered by the Bank in 2007, highlighting the quality of its products and services, from independent opinions, mainly:

• Partners of the Development Award, in the financial sector, by Correio Braziliense newspaper;

• Best Financial Conglomerate of Brazil – Retail segment Award, from Conjuntura Econômica magazine, edited by Fundação Getulio Vargas;

• 9th Abrasca Award of Best Annual Report, with the 4th position among 84 companies evaluated;

• E-finance award, from Executivos Financeiros magazine, as the best Information Technology (IT) Bank, for the achievement of the largest number of categories; and

• “Top Gestão 2007 in Brazil” Award, in the Flexible Mixed Income category, published in ValorInveste.

Certification ISO 9001:2000 – with 196 Products and Services qualified at the end of the year.

Certificate GoodPriv@cy – 15 Products and Services of the Organization with the seal that ensures that its management systems adopt an internationally established standard, comprising requirements for data protection and privacy.

Certification ISO 14001:2004 – which certifies environmental aspects, Certification SA 8000:2001 –related to the social responsibility focused on quality of work relations and environment and Certification OHSAS 18001:2007 – which deals with issues related to occupational health and safety, such as ergonomics, prevention of accidents and quality of life, all for Bradesco Avenida Paulista Building, in the city of São Paulo.

The achievements of the year crown the strategies planned and show the permanent pursuit of more and more consistent results, with the commitment to meet with efficiency and quality the expectations of clients and users.

Bradesco, relying on a more and more promising scenario, renews its determination and effort for the edification of a truly modern and developed Nation.

Cidade de Deus, January 25, 2008

Board of Directors and Board of Executive Officers

(*) It does not consider the mark-to-market effect of Securities Available for Sale recorded in Stockholders’ Equity.

Consolidated Balance Sheet – R$ thousand	(A free translation from the original in Portuguese)

Assets	2007		2006

	December	September	December

Current assets	259,884,466	248,684,558	197,385,329
Funds available (Note 6)	5,486,606	4,100,286	4,761,972
Interbank investments (Notes 3b and 7)	36,967,044	39,169,085	25,538,077
Investments in federal funds purchased and securities sold under agreements to repurchase	31,950,677	33,682,460	20,617,520
Interbank deposits	5,026,516	5,486,962	4,921,545
Allowance for losses	(10,149)	(337)	(988)
Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	98,133,256	94,065,610	72,854,434
Own portfolio	75,919,673	75,061,017	53,523,157
Subject to repurchase agreements	6,789,392	6,387,867	12,258,492
Derivative financial instruments	608,202	2,122,255	520,635
Restricted deposits – Brazilian Central Bank	7,771,857	3,492,145	440,235
Subject to collateral provided	3,234,762	3,904,319	750,260
Securities purpose of unrestricted purchase and sale commitments	3,809,370	3,098,007	5,361,655
Interbank accounts	23,589,375	20,470,276	18,726,069
Unsettled receipts and payments	36,332	438,073	50,945
Restricted credits: (Note 9)
– Restricted deposits – Brazilian Central Bank	23,538,587	19,989,155	18,664,706
– National treasury – rural credit	578	578	578
– SFH	5,760	5,699	6,728
Correspondent banks	8,118	36,771	3,112
Interdepartmental accounts	429,362	89,708	186,338
Internal transfer of funds	429,362	89,708	186,338
Loan operations (Notes 3e, 10 and 32b)	66,400,261	59,834,389	51,697,772
Loan operations:
– Public sector	70,330	74,476	73,840
– Private sector	71,655,801	64,864,097	56,258,898
Allowance for doubtful accounts (Notes 3e, 10f, 10g and 10h)	(5,325,870)	(5,104,184)	(4,634,966)
Leasing operations (Notes 2, 3e, 10 and 32b)	3,056,428	2,552,840	1,798,326
Leasing receivables:
– Public sector	44,401	47,956	44,017
– Private sector	5,427,991	4,663,085	3,461,812
Leasing receivables	(2,306,176)	(2,053,695)	(1,632,031)
Allowance for leasing doubtful accounts (Notes 3e, 10f, 10g and 10h)	(109,788)	(104,506)	(75,472)
Other receivables	23,951,895	26,721,100	20,626,867
Receivables on sureties and guarantees honored (Note 10a–2)	12,181	1,879	38
Foreign exchange portfolio (Note 11a)	9,836,732	11,620,984	7,946,062
Receivables	368,622	197,995	174,072
Negotiation and intermediation of amounts	682,879	572,486	598,350
Insurance premiums receivable	1,276,612	1,403,833	1,257,298
Sundry (Note 11b)	11,877,255	13,009,823	10,744,251
Allowance for other doubtful accounts (Notes 3e, 10f, 10g and 10h)	(102,386)	(85,900)	(93,204)
Other assets (Note 12)	1,870,239	1,681,264	1,195,474
Other assets	385,251	384,172	360,925
Provision for devaluations	(178,581)	(177,329)	(188,825)
Prepaid Expenses (Notes 3g and 12b)	1,663,569	1,474,421	1,023,374
Long–term receivables	77,629,777	65,423,906	64,669,494
Interbank investments (Notes 3b and 7)	655,081	686,766	451,113
Investments in federal funds purchased and securities sold under agreements to repurchase	64,184	162,150	–
Interbank deposits	590,897	524,616	451,113

Assets	2007		2006

	December	September	December

Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	16,318,453	14,032,383	24,395,525
Own portfolio	8,159,498	8,602,448	18,529,693
Subject to repurchase agreements	4,942,035	2,795,827	3,093,581
Derivative financial instruments	598,838	557,135	28,430
Restricted deposits – Brazilian Central Bank	501,805	1,175,092	–
Privatization currencies	79,535	87,841	70,716
Subject to collateral provided	835,448	814,040	14,869
Securities purpose of unrestricted purchase and sale commitments	1,201,294	–	2,658,236
Interbank accounts	447,139	407,606	398,737
Restricted credits: (Note 9)
– SFH	447,139	407,606	398,737
Loan operations (Notes 3e, 10 and 32b)	41,895,366	36,359,062	28,017,197
Loan operations:
– Public sector	693,643	716,764	711,030
– Private sector	43,345,801	37,650,808	29,056,350
Allowance for doubtful accounts (Notes 3e, 10f, 10g and 10h)	(2,144,078)	(2,008,510)	(1,750,183)
Leasing operations (Notes 2, 3e, 10 and 32b)	4,905,967	3,547,754	1,953,232
Leasing receivables:
– Public sector	89,796	83,789	108,108
– Private sector	8,374,126	6,218,836	3,769,707
Unearned income from leasing	(3,422,375)	(2,640,482)	(1,840,215)
Allowance for leasing doubtful accounts (Notes 3e, 10f, 10g and 10h)	(135,580)	(114,389)	(84,368)
Other assets	11,878,015	9,475,385	8,675,350
Receivables	2,805	1,497	1,498
Negotiation and intermediation of amounts	695,251	770,229	110,684
Sundry (Note 11b)	11,188,073	8,714,501	8,571,013
Allowance for other doubtful accounts (Notes 3e, 10f, 10g and 10h)	(8,114)	(10,842)	(7,845)
Other assets (Note 12)	1,529,756	914,950	778,340
Other assets	4,605	7,923	8,174
Provision for devaluations	(516)	(1,043)	(766)
Prepaid expenses (Note 3g and 12b)	1,525,667	908,070	770,932
Permanent assets	3,670,161	3,539,039	3,492,450
Investments (Notes 3h, 13 and 32b)	604,076	604,764	696,582
Ownership in affiliated companies:
– Local	467,944	443,887	403,033
Other investments	487,365	521,061	651,568
Allowance for losses	(351,233)	(360,184)	(358,019)
Property, plant and equipment in use (Notes 3i and 14)	2,284,078	2,195,817	2,136,783
Buildings in use	1,076,053	1,018,183	1,055,640
Other property, plant and equipment in use	4,347,693	4,275,698	4,101,918
Accumulated depreciation	(3,139,668)	(3,098,064)	(3,020,775)
Leased assets (Note 14)	11,421	12,695	16,136
Leased assets	20,777	21,045	25,142
Accumulated depreciation	(9,356)	(8,350)	(9,006)
Deferred charges (Notes 2, 3j and 15)	770,586	725,763	642,949
Organization and expansion costs	1,850,219	1,760,250	1,593,771
Accumulated amortization	(1,079,633)	(1,034,487)	(950,822)
Total	341,184,404	317,647,503	265,547,273

The Notes are an integral part of the Financial Statements.

Liabilities	2007		2006

	December	September	December

Current liabilities	213,446,966	194,509,785	161,255,821
Deposits (Notes 3k and 16a)	75,797,142	64,519,425	60,529,761
Demand deposits	28,495,555	22,133,916	20,526,800
Savings deposits	32,812,974	30,231,187	27,612,587
Interbank deposits	364,508	197,100	290,091
Time deposits (Note 32b)	13,198,839	11,266,468	11,549,089
Other deposits	925,266	690,754	551,194
Federal funds purchased and securities sold under agreements to repurchase
(Notes 3k and 16b)	54,693,633	48,432,303	32,423,179
Own portfolio	18,924,688	14,859,997	21,343,014
Third-party portfolio	29,578,200	25,867,831	3,471,383
Unrestricted portfolio	6,190,745	7,704,475	7,608,782
Issuance of securities (Notes 16c and 32b)	1,733,135	2,438,316	1,964,401
Exchange acceptances	406	472	–
Mortgage notes	901,490	874,160	856,490
Debentures (Note 16c-1)	42,821	123,067	51,094
Securities issued abroad	788,418	1,440,617	1,056,817
Interbank accounts	16,632	194,536	5,814
Correspondent banks	16,632	194,536	5,814
Interdepartmental accounts	2,521,233	1,570,175	2,225,711
Third-party funds in transit	2,521,233	1,570,175	2,225,711
Borrowings (Notes 17a and 32b)	7,718,270	7,076,467	5,545,103
Local borrowings – official institutions	154	189	267
Local borrowings – other institutions	373	358	44,447
Borrowings abroad	7,717,743	7,075,920	5,500,389
Local onlendings – official institutions (Notes 17b and 32b)	5,360,030	5,508,897	4,702,433
National treasury	50,303	37,273	99,073
BNDES	2,490,548	2,754,217	2,188,507
CEF	14,760	13,708	10,065
Finame	2,804,046	2,703,187	2,404,019
Other institutions	373	512	769
Foreign onlendings (Notes 17b and 32b)	1,257,281	4,416	170
Foreign onlendings	1,257,281	4,416	170
Derivative financial instruments (Notes 3d and 32)	668,954	2,053,551	510,881
Derivative financial instruments	668,954	2,053,551	510,881
Technical provisions for insurance, private pension plans and certificated savings plans
(Notes 3l and 21)	42,055,115	39,517,398	38,427,352
Other liabilities	21,625,541	23,194,301	14,921,016
Collection and collection of taxes and other contributions	228,722	1,719,902	175,838
Foreign exchange portfolio (Note 11a)	3,467,189	6,090,732	2,386,817
Social and statutory payables	2,195,653	1,626,967	190,916
Fiscal and social security (Note 20a)	2,356,153	2,352,283	2,800,684
Negotiation and intermediation of amounts	657,700	457,195	422,232
Financial and development funds	1,851	6,235	876
Subordinated debts (Notes 19 and 32b)	650,635	398,186	59,411
Sundry (Note 20b)	12,067,638	10,542,801	8,884,242

Liabilities	2007		2006

	December	September	December

Long-term liabilities	97,035,535	93,574,202	79,417,190
Deposits (Notes 3k and 16a)	22,526,304	22,216,644	23,375,452
Interbank deposits	7,965	–	–
Time deposits (Note 32b)	22,518,339	22,216,644	23,375,452
Federal funds purchased and securities sold under agreements to repurchase
(Notes 3k and 16b)	18,940,016	20,188,606	15,252,254
Own portfolio	18,940,016	20,188,606	15,252,254
Funds from issuance of securities (Notes 16c and 32b)	4,763,647	4,159,093	3,671,878
Exchange Acceptances	–	199	–
Mortgage notes	151	5,301	1,207
Debentures (Note 16c-1)	2,552,100	2,552,100	2,552,100
Securities issued abroad	2,211,396	1,601,493	1,118,571
Borrowings (Notes 17a and 32b)	347,560	228,835	232,803
Local borrowings – official institutions	296	345	511
Borrowings abroad	347,264	228,490	232,292
Local onlendings – official institutions (Notes 17b and 32b)	8,726,406	7,916,709	6,938,536
National treasury	578	560	–
BNDES	3,657,155	3,373,576	3,343,511
CEF	86,520	81,542	59,844
Finame	4,981,301	4,460,109	3,534,018
Other institutions	852	922	1,163
Derivative financial instruments (Notes 3d and 32)	282,779	278,014	8,123
Derivative financial instruments	282,779	278,014	8,123
Technical provisions for insurance, private pension plans and certificated savings plans
(Notes 3l and 21)	16,471,150	15,801,476	10,701,862
Other liabilities	24,977,673	22,784,825	19,236,282
Fiscal and social security (Note 20a)	7,483,638	8,050,721	5,213,836
Subordinated debt (Notes 19 and 32b)	15,199,829	13,042,747	11,890,046
Sundry (Note 20b)	2,294,206	1,691,357	2,132,400
Future taxable income	189,147	173,252	180,460
Future taxable income	189,147	173,252	180,460
Minority interest in subsidiaries (Note 22)	155,412	176,652	57,440
Stockholders' equity (Note 23)	30,357,344	29,213,612	24,636,362
Capital:
– Local residents	17,693,485	17,741,243	13,162,481
– Foreign residents	1,306,515	1,258,757	1,037,519
Capital reserves	55,624	55,624	55,005
Profit reserves	9,963,593	8,453,706	8,787,106
Mark-to-market adjustment – TVM and derivatives	1,469,976	1,804,785	1,644,661
Treasury stock (Notes 23e and 32b)	(131,849)	(100,503)	(50,410)
Stockholders' equity managed by parent company	30,512,756	29,390,264	24,693,802
Total	341,184,404	317,647,503	265,547,273

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Income – R$ thousand	(A free translation from the original in Portuguese)

	2007			2006

	4th Quarter	3rd Quarter	Year	Year

Revenues from financial intermediation	11,059,789	10,488,228	41,604,523	38,221,635
Loan operations (Note 10j)	5,810,695	5,315,114	21,056,446	20,055,120
Leasing operations (Note 10j)	283,874	248,354	916,745	653,260
Operations with securities (Note 8f)	1,568,961	1,716,378	6,546,676	6,207,096
Financial income on insurance, private pension plans and certificated
savings plans (Note 8f)	2,068,229	1,889,168	7,643,626	6,989,951
Derivative financial instruments (Note 8f)	787,972	892,982	3,551,443	2,259,974
Foreign exchange transactions (Note 11a)	231,895	121,888	646,352	729,647
Compulsory deposits (Note 9b)	308,163	304,344	1,243,235	1,326,587
Expenses from financial intermediation	6,459,521	6,141,883	23,572,350	22,239,518
Market funding operations (Note 16e)	3,221,750	3,158,699	11,996,743	11,994,711
Price-level restatement and interest on technical provisions for insurance,
private pension plans and certificated savings plans (Note 16e)	1,287,681	1,188,122	4,616,356	4,004,823
Borrowings and onlendings (Note 17c)	393,051	354,384	1,453,221	1,819,413
Leasing operations (Note 10j)	1,260	2,373	8,321	8,158
Allowance for doubtful accounts (Notes 3e, 10g and 10h)	1,555,779	1,438,305	5,497,709	4,412,413

Gross income from financial intermediation	4,600,268	4,346,345	18,032,173	15,982,117

Other operating income (expenses)	(2,427,289)	(2,415,535)	(8,690,852)	(9,606,174)
Fee and commission income (Note 24)	2,895,760	2,742,006	10,805,490	8,897,882
Insurance, private pension plans and certificated savings plans retained
premiums (Notes 3l and 21d)	4,837,265	4,146,188	16,432,092	15,179,418
Net premiums issued	6,174,894	5,448,219	21,478,969	19,021,852
Reinsurance premiums and redeemed premiums	(1,337,629)	(1,302,031)	(5,046,877)	(3,842,434)
Variation in technical provisions for insurance, private pension plans and
certificated savings plans (Note 3l)	(1,964,826)	(1,321,789)	(5,047,097)	(3,901,893)
Retained claims (Note 3l)	(1,594,955)	(1,488,084)	(6,014,455)	(6,126,664)
Certificated savings plans draws and redemptions (Note 3l)	(378,480)	(345,729)	(1,377,758)	(1,221,626)
Insurance, private pension plans and certificated savings plans selling
expenses (Note 3l)	(288,631)	(273,375)	(1,083,800)	(1,022,737)
Private pension plans benefits and redemptions expenses (Note 3l)	(463,966)	(508,870)	(2,197,470)	(2,268,123)
Personnel expenses (Note 25)	(1,820,181)	(1,640,132)	(6,569,547)	(5,932,406)
Additional provision for labor proceedings (Note 18b)	(232,398)	–	(232,398)	(308,875)
Other administrative expenses (Note 26)	(1,972,778)	(1,755,090)	(6,911,514)	(5,870,030)
Tax expenses (Note 27)	(642,812)	(624,982)	(2,498,721)	(2,192,130)
Equity in the earnings of affiliated companies (Note 13c)	9,771	16,403	42,268	72,324
Other operating income (Note 28)	424,016	426,539	1,486,767	1,420,217
Other operating expenses (Note 29)	(1,095,278)	(1,157,347)	(4,572,166)	(4,222,808)
Full goodwill amortization (Note 15a)	(139,796)	(631,273)	(952,543)	(2,108,723)
Operating income	2,172,979	1,930,810	9,341,321	6,375,943
Non-operating income (Note 30)	525,962	76,268	1,202,854	(8,964)
Income before taxes on profit and interest	2,698,941	2,007,078	10,544,175	6,366,979
Taxes on income (Notes 34a and 34b)	(502,374)	(193,847)	(2,523,238)	(1,303,932)
Minority interest in subsidiaries	(3,678)	(3,018)	(11,213)	(9,007)
Net income	2,192,889	1,810,213	8,009,724	5,054,040

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Changes in Stockholders’ Equity – R$ thousand	(A free translation from the original in Portuguese)

Events	Restated Paid-Up Capital	Capital Reserves		Profit Reserves		Mark-to-Market Adjustment–TVM and Derivatives		Treasury Stocks	Retained Earnings	Total

	Capital Stock	Tax Incentives from Income Tax	Other	Legal	Statutory	Own	Subsidiaries

Balances as of 6.30.2007	18,000,000	2,103	53,356	1,487,923	6,108,827	(10,110)	1,947,699	(75,274)	–	27,514,524

Capital increase through stock merger	789,559	–	–	–	–	–	–	–	–	789,559
Capital increase with reserves	210,441	–	–	(210,441)	–	–	–	–	–	–
Restatement of exchange membership certificates	–	–	165	–	–	–	–	–	–	165
Acquisition of treasury stocks	–	–	–	–	–	–	–	(56,575)	–	(56,575)
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	(37,314)	(430,299)	–	–	(467,613)
Net income	–	–	–	–	–	–	–	–	4,003,102	4,003,102
Allocations: – Reserves	–	–	–	200,155	2,377,129	–	–	–	(2,577,284)	–
– Interest on own capital	–	–	–	–	–	–	–	–	(510,618)	(510,618)
– Proposed dividends	–	–	–	–	–	–	–	–	(915,200)	(915,200)

Balances as of 12.31.2007	19,000,000	2,103	53,521	1,477,637	8,485,956	(47,424)	1,517,400	(131,849)	–	30,357,344

Balances as of 12.31.2005	13,000,000	2,103	33,929	1,034,890	4,860,324	(71,097)	579,056	(29,931)	–	19,409,274

Capital increase through subscription	1,200,000	–	–	–	–	–	–	–	–	1,200,000
Restatement of exchange membership certificates	–	–	678	–	–	–	–	–	–	678
Acquisition of treasury stocks	–	–	–	–	–	–	–	(23,056)	–	(23,056)
Goodwill in stock subscription	–	–	18,295	–	–	–	–	–	–	18,295
Cancellation of treasury stocks	–	–	–	–	(2,577)	–	–	2,577	–	–
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	83,859	1,052,843	–	–	1,136,702
Net income	–	–	–	–	–	–	–	–	5,054,040	5,054,040
Allocations: – Reserves	–	–	–	252,702	2,641,767	–	–	–	(2,894,469)	–
– Interest on own capital	–	–	–	–	–	–	–	–	(1,534,571)	(1,534,571)
– Proposed dividends	–	–	–	–	–	–	–	–	(625,000)	(625,000)

Balances as of 12.31.2006	14,200,000	2,103	52,902	1,287,592	7,499,514	12,762	1,631,899	(50,410)	–	24,636,362

Balances as of 12.31.2006	14,200,000	2,103	52,902	1,287,592	7,499,514	12,762	1,631,899	(50,410)	–	24,636,362

Capital increase through stock merger	789,559	–	–	–	–	–	–	–	–	789,559
Capital increase with reserves	4,010,441	–	–	(210,441)	(3,800,000)	–	–	–	–	–
Restatement of exchange membership certificates	–	–	619	–	–	–	–	–	–	619
Acquisition of treasury stocks	–	–	–	–	–	–	–	(81,439)	–	(81,439)
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	(60,186)	(114,499)	–	–	(174,685)
Net income	–	–	–	–	–	–	–	–	8,009,724	8,009,724
Allocations: – Reserves	–	–	–	400,486	4,786,442	–	–	–	(5,186,928)	–
– Interest on own capital	–	–	–	–	–	–	–	–	(1,585,618)	(1,585,618)
– Proposed dividends	–	–	–	–	–	–	–	–	(1,237,178)	(1,237,178)

Balances as of 12.31.2007	19,000,000	2,103	53,521	1,477,637	8,485,956	(47,424)	1,517,400	(131,849)	–	30,357,344

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Changes in Financial Position – R$ thousand	(A free translation from the original in Portuguese)

		2007			2006

		4th Quarter	3rd Quarter	Year	Year

Financial resources were provided by:		28,947,511	29,022,035	80,745,604	63,195,967
Net income		2,192,889	1,810,213	8,009,724	5,054,040
Adjustments to net income		279,558	767,859	1,514,000	2,986,108
Depreciation and amortization		137,481	134,962	538,761	481,046
Goodwill amortization		139,796	631,273	952,543	2,542,225
Provision for interbank investment losses and investments		861	336	2,375	9,010
Equity in the earnings of affiliated companies		(9,771)	(16,403)	(42,268)	(72,324)
Other		11,191	17,691	62,589	26,151
Change in future taxable income		15,895	(51)	8,687	128,328
Change in minority interest		(21,240)	114,095	97,972	(619)
Mark-to-market adjustment – securities available for sale		(334,809)	(132,804)	(174,685)	1,136,702
Resources from stockholders		–	789,559	789,559	1,218,295
Capital stock increase by subscription		–	–	–	1,200,000
Capital stock increase by merger of stocks		–	789,559	789,559	–
Goodwill in stock subscription		–	–	–	18,295
Third parties' funds provided by:
– Increase in liabilities sub-items		24,056,774	25,505,293	69,809,064	52,193,617
Deposits		11,587,377	4,135,451	14,418,233	8,499,571
Federal funds purchased and securities sold under agreements to repurchase		5,012,740	14,864,963	25,958,216	23,036,549
Funds from issuance of securities		–	–	860,503	–
Interbank accounts		–	29,890	10,818	324,798
Interdepartmental accounts		951,058	–	295,522	–
Borrowings and onlendings		2,674,223	1,570,309	5,990,502	855,964
Derivative financial instruments		–	207,377	432,729	280,531
Technical provisions for insurance, private pension plans and certificated
savings plans		3,207,391	2,419,360	9,397,051	8,266,659
Other liabilities		623,985	2,277,943	12,445,490	10,929,545
– Decrease in assets sub-items		2,599,900	49,053	–	–
Interbank investments		2,223,914	–	–	–
Interdepartmental accounts		–	49,053	–	–
Insurance premiums receivable		127,221	–	–	–
Other receivables		248,765	–	–	–
– Sale (write-off) of assets and investments		157,833	117,197	679,696	400,212
Non–operating assets		69,427	46,988	196,465	191,976
Property, plant and equipment in use and leased assets		39,172	51,680	261,646	78,123
Investments		48,231	17,535	218,104	76,280
Sale (write-off) of deferred charges		1,003	994	3,481	53,833
Interest on own capital and dividends received and/or provisioned from
affiliated companies		711	1,621	11,587	79,284
Financial resources were used for:		27,561,191	29,837,433	80,020,970	61,797,036
Interest on own capital and dividends paid and/or provisioned		683,002	742,816	2,822,796	2,159,571
Acquisition of stocks issued by the Company		31,346	25,229	81,439	23,056
Capital expenditures in		464,314	878,719	2,093,755	999,015
Non-operating assets		65,588	75,753	234,168	189,189
Property, plant and equipment in use and leased assets		229,314	149,493	819,705	628,017
Investments		169,412	653,473	1,039,882	181,809
Deferred charges		92,856	75,803	312,651	1,996,361
Increase in assets sub-items		24,631,309	27,875,603	74,710,329	55,918,047
Interbank investments		–	12,461,801	11,642,096	983,708
Securities and derivative financial instruments		6,353,717	4,520,608	17,201,710	32,380,728
Interbank accounts		3,158,632	759,859	4,911,708	2,202,641
Interdepartmental accounts		339,654	–	243,024	13,507
Loan operations		12,102,177	6,184,762	28,580,658	11,386,167
Leasing operations		1,861,800	1,438,034	4,210,837	1,340,259
Other receivables		9,410	1,910,985	6,508,379	7,011,908
Insurance premiums receivable		–	163,265	19,314	184,296
Other assets		805,919	436,289	1,392,603	414,833
Decrease in liabilities sub-items		1,658,364	239,263	–	700,986
Funds from issuance of securities		100,627	47,739	–	567,607
Interbank accounts		177,905	–	–	133,379
Interdepartmental accounts		–	191,524	–	–
Financial instruments		1,379,832	–	–	–
Increase/(decrease) in funds available		1,386,320	(815,398)	724,634	1,398,931

Changes in financial position	At the beginning of the period/year At the end of the period/year Increase/(decrease) in funds available	4,100,286	4,915,684	4,761,972	3,363,041
		5,486,606	4,100,286	5,486,606	4,761,972
		1,386,320	(815,398)	724,634	1,398,931

The Notes are an integral part of the Financial Statements.

Additional Information – Consolidated Cash Flow – R$ thousand	(A free translation from the original in Portuguese)

		2007			2006

		4th Quarter	3rd Quarter	Year	Year

Operating activities:

Net income		2,192,889	1,810,213	8,009,724	5,054,040

Adjustments to reconcile net income to net funds
from (used in) operating activities		1,835,337	2,206,164	7,011,709	7,398,521
Allowance for doubtful accounts		1,555,779	1,438,305	5,497,709	4,412,413
Provision for losses on interbank investments and investments		861	336	2,375	9,010
Depreciation and amortization		137,481	134,962	538,761	481,046
Goodwill amortization		139,796	631,273	952,543	2,542,225
Equity in the earnings of affiliated companies		(9,771)	(16,403)	(42,268)	(72,324)
Other		11,191	17,691	62,589	26,151

Adjusted net income		4,028,226	4,016,377	15,021,433	12,452,561

Change in assets and liabilities		(19,541,504)	(24,180,945)	(56,819,552)	(42,407,588)
Decrease (increase) in interbank investments		2,223,914	(12,461,801)	(11,642,096)	(983,708)
Decrease (increase) in securities and derivative financial instruments		(7,733,549)	(4,313,231)	(16,768,981)	(32,100,196)
Decrease (increase) in interbank accounts		212,896	(18,300)	(27,009)	(116,180)
Decrease (increase) in interdepartmental accounts		611,404	(142,471)	52,498	311,291
Decrease (increase) in loan operations		(12,459,431)	(6,481,381)	(29,600,878)	(12,972,530)
Decrease (increase) in leasing operations		(1,888,273)	(1,471,440)	(4,296,365)	(1,393,039)
Decrease (increase) in insurance premiums receivable		127,221	(163,265)	(19,314)	(184,296)
Decrease (increase) in other receivables		225,597	(1,914,165)	(6,511,007)	(6,958,587)
Decrease (increase) in other assets		(805,919)	(436,289)	(1,392,603)	(414,833)
Amounts written-off against the allowance for doubtful accounts		(1,158,294)	(1,105,100)	(4,389,332)	(2,826,589)
Increase (decrease) in technical provisions for insurance, private pension
plans and certificated savings plans		3,207,391	2,419,360	9,397,051	8,266,659
Increase (decrease) in other liabilities		(1,785,547)	2,039,993	8,544,482	5,699,390
Increase (decrease) in future taxable income		15,895	(51)	8,687	128,328
Mark-to-market adjustment – securities available for sale		(334,809)	(132,804)	(174,685)	1,136,702

Net cash used in operating activities		(15,513,278)	(20,164,568)	(41,798,119)	(29,955,027)

Investment activities:
Decrease (increase) in compulsory deposits – Brazilian Central Bank		(3,549,432)	(711,669)	(4,873,881)	(2,219,840)
Sale of non-operating assets		69,427	46,988	196,465	191,976
Sale of investments		48,231	17,535	218,104	76,280
Sale of property, plant and equipment in use and leased assets		39,172	51,680	261,646	78,123
Decrease in deferred charges		1,003	994	3,481	53,833
Acquisition of non-operating assets		(65,588)	(75,753)	(234,168)	(189,189)
Acquisition of investments		(169,412)	(653,473)	(1,039,882)	(181,809)
Acquisition of property, plant and equipment in use and leased assets		(229,314)	(149,493)	(819,705)	(628,017)
Deferred charges		(92,856)	(75,803)	(312,651)	(1,996,361)
Interest on own capital and dividends received and/or provisioned from
affiliated companies		711	1,621	11,587	79,284
Net cash used in investing activities		(3,948,058)	(1,547,373)	(6,589,004)	(4,735,720)

Financing activities:
Increase (decrease) in deposits		11,587,377	4,135,451	14,418,233	8,499,571
Increase (decrease) in federal funds purchases and securities sold under
agreements to repurchase		5,012,740	14,864,963	25,958,216	23,036,549
Increase (decrease) in funds from issuance of securities		(100,627)	(47,739)	860,503	(567,607)
Increase (decrease) in borrowings and onlendings		2,674,223	1,570,309	5,990,502	855,964
Subordinated debt		2,409,531	237,950	3,901,007	5,230,152
Capital increase by subscription		–	–	–	1,200,000
Capital increase by merger of stocks		–	789,559	789,559	–
Goodwill in stock subscription		–	–	–	18,295
Interest on own capital and dividends paid and/or provisioned		(683,002)	(742,816)	(2,822,796)	(2,159,571)
Acquisition of stocks issued by the Company		(31,346)	(25,229)	(81,439)	(23,056)
Variation in minority interest		(21,240)	114,095	97,972	(619)
Net cash provided by financing activities		20,847,656	20,896,543	49,111,757	36,089,678
Increase/(decrease) in funds available		1,386,320	(815,398)	724,634	1,398,931

Changes in Financial Position	At the beginning of the period/year At the end of the period/year Increase/(decrease) in funds available	4,100,286	4,915,684	4,761,972	3,363,041
		5,486,606	4,100,286	5,486,606	4,761,972
		1,386,320	(815,398)	724,634	1,398,931

The Notes are an integral part of the Financial Statements.

Additional Information – Consolidated Value Added Statement – R$ thousand	(A free translation from the original in Portuguese)

	2007						2006

	4th Quarter	%	3rd Quarter	%	December	%	December	%

Value added breakdown

Gross income from financial
intermediation	4,600,268	85.3	4,346,345	101.8	18,032,173	90.9	15,982,117	108.1
Fee and commission income	2,895,760	53.7	2,742,006	64.2	10,805,490	54.5	8,897,882	60.2
Other operating income/expenses	(2,105,374)	(39.0)	(2,819,177)	(66.0)	(9,004,035)	(45.4)	(10,088,616)	(68.3)
Total	5,390,654	100.0	4,269,174	100.0	19,833,628	100.0	14,791,383	100.0

Value added distribution

Employees	1,825,275	33.8	1,425,876	33.4	5,973,382	30.1	5,505,287	37.2
Remuneration	843,151	15.6	783,214	18.3	3,133,480	15.7	2,857,037	19.3
Benefits	373,756	6.9	352,739	8.3	1,365,630	6.9	1,260,690	8.5
FGTS	82,673	1.5	78,063	1.8	318,823	1.6	296,140	2.0
Other charges	525,695	9.8	211,860	5.0	1,155,449	5.9	1,091,420	7.4

Contribution to the Government	1,372,490	25.5	1,033,085	24.2	5,850,522	29.5	4,232,056	28.6

Tax expenses	642,812	12.0	624,982	14.7	2,498,721	12.6	2,192,130	14.8
Taxes on income	502,374	9.3	193,847	4.5	2,523,238	12.7	1,303,932	8.8
INSS	227,304	4.2	214,256	5.0	828,563	4.2	735,994	5.0

Interest on own capital and
dividends paid and/or
provisoned	683,002	12.7	742,816	17.4	2,822,796	14.2	2,159,571	14.6

Profit reinvestment	1,509,887	28.0	1,067,397	25.0	5,186,928	26.2	2,894,469	19.6

Total	5,390,654	100.0	4,269,174	100.0	19,833,628	100.0	14,791,383	100.0

Notes to the Consolidated Financial Statements

We present below the Notes to the Consolidated Financial Statements of Banco Bradesco S.A. subdivided as follows:

Notes to the Consolidated Financial Statements	(A free translation from the original in Portuguese)

1) Operations

Banco Bradesco S.A. (Bradesco) is a private-sector publicly-held company which, operating as a Multiple Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in Leasing, Investment Bank, Consortium Management, Insurance, Private Pension Plan and Certificated Savings Plans. Operations are conducted within the context of the companies comprising the Bradesco Organization, working in an integrated manner in the market.

In this context, on January 23, 2007, Bradesco entered into a “Private Instrument of Commitment for Stock Merger and Other Agreements” with controlling stockholders of Banco BMC S.A. (BMC), for the acquisition of BMC and its subsidiaries. The operation involved the transfer of 100% of representative stocks of BMC’s capital stock to Bradesco, and it was approved by the Brazilian Central Bank (Bacen) on August 2007.

2) Presentation of the Financial Statements

The financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches and its direct and indirect subsidiaries and jointly controlled investments, in Brazil and abroad, and Special Purpose Entities (SPEs). They were prepared based on accounting policies determined by Brazilian Corporate Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Bacen, Brazilian Securities Commission (CVM), Brazilian Council of Private Insurance (CNSP), Superintendence of Private Insurance (Susep) and the National Agency for Supplementary Healthcare (ANS), and consider the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account, deducted from the residual amount received in advance.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements, as well as the portions of the net income and the stockholders’ equity referring to the interest of minority stockholders were highlighted. In the case of investments which are jointly controlled with other stockholders, asset, liability and income components were included in the consolidated financial statements in proportion to the percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries and jointly controlled investments has been fully amortized in the period in which the investments acquisition occurred (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries was allocated to the statement of income accounts according to the corresponding assets and liabilities from which it was originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, quantification of technical provisions for insurance, supplementary pension plans and certificated savings plans and the determination of the useful life of specific assets. Actual results could differ from these estimates and assumptions.

Notes to the Consolidated Financial Statements

We highlight the main ownerships included in the Consolidated Financial Statements:

	Activity	Total Ownership

		2007		2006

		December	September	December
		31	30	31

Financial area – local
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Loan and Financing	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.88%	99.88%	99.88%
Banco BMC S.A. (1) (5)	Banking	100.00%	100.00%	–
Banco Bankpar S.A. (3)	Banking	100.00%	100.00%	99.99%
Banco Bradesco BBI S.A.	Investment Bank	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco Finasa S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A. (3)	Leasing	100.00%	100.00%	99.99%
Banco Bradesco Cartões S.A. (3) (7)	Banking	100.00%	100.00%	99.99%
Bradesco Administradora de Consórcios Ltda.	Consortium Management	99.99%	99.99%	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM – Bradesco Asset Management S.A. DTVM	Assets under Management	100.00%	100.00%	100.00%
Companhia Brasileira de Meios de Pagamento –
Visanet (2) (5) (6) (8) (10)	Service Provision	39.76%	39.76%	39.67%

Financial area – abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A. Nassau Branch (15)	Banking	–	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (9)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%	100.00%
Banco BMC S.A. Grand Cayman Branch (1) (5)	Banking	100.00%	100.00%	–
Banco Bradesco S.A. Nassau Branch (4)	Banking	100.00%	100.00%	–
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%

Insurance, private pension plans and certificated savings plans area
Atlântica Capitalização S.A.	Certificated Savings Plans	100.00%	100.00%	100.00%
Áurea Seguros S.A. (2) (5) (6) (14)	Insurance	18.41%	18.41%	27.50%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Certificated Savings Plans	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/Health	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Private Pension Plans/Insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros (16)	Insurance	100.00%	100.00%	100.00%
Indiana Seguros S.A. (11)	Insurance	–	40.00%	40.00%
Seguradora Brasileira de Crédito à Exportação S.A. (2) (5) (6)	Insurance	12.09%	12.09%	12.09%

Other activities
Átria Participações Ltda.	Holding	100.00%	100.00%	100.00%
Andorra Holdings S.A. (12)	Holdings	54.01%	54.01%	99.90%
Bankpar Participações Ltda. (13)	Holding	–	–	99.99%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	99.87%	99.87%	99.87%
Bradesplan Participações Ltda.	Holding	99.98%	99.98%	99.98%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit Acquisition	100.00%	100.00%	100.00%
Cibrasec – Companhia Brasileira de Securitização (2) (5) (6)	Credit Acquisition	9.08%	9.08%	9.08%
CPM Holdings Limited (6)	Holding	49.00%	49.00%	49.00%
Nova Paiol Participações Ltda.	Holding	99.88%	99.88%	99.88%
Scopus Tecnologia Ltda.	Information Technology	99.87%	99.87%	99.87%
Tempo Serviços Ltda.	Service Provision	99.99%	99.99%	99.99%
União Participações Ltda.	Holding	99.99%	99.99%	99.99%

(1) Company acquired in August 2007 and consolidated as of September 2007;
(2) Companies whose audit services in 2006 were carried out by other independent auditors;
(3) Interest increase due to the transfer of interest to Banco Bradesco S.A., owing to the capital reduction of Tempo Serviços Ltda, in February 2007;
(4) Company incorporated in August 2007;

(5) Companies whose audit/review services in 2007 were carried out by other independent auditors;
(6) Companies proportionally consolidated, in conformity with Resolution 2,723 of CMN and CVM Instruction 247;
(7) Current name of Bankpar Banco Múltiplo S.A.;
(8) The entity of specific purpose called Brazilian Merchant Voucher Receivables Limited is being consolidated, a company which takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);
(9) The specific purpose entity called International Diversified Payment Rights Company is being consolidated, a company which takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);
(10) Increase of equity interest due to the canceling of treasury stocks in August 2007;
(11) Company sold in December 2007;
(12) Reduction in interest due to the non-interest in capital increase occurred in August 2007;
(13) Company merged by Tempo Serviços Ltda, in January 2007;
(14) Reduction in interest due to the non-interest in capital increase occurred in June 2007;
(15) Company merged into Banco Bradesco S.A. Nassau Branch in December 2007; and
(16) Current name of Finasa Seguradora S.A.

Supplementary Information to Financial Statements:

With the purpose of providing supplementary information, we present the cash flow statement by the indirect method and the value added statement, not required by the accounting practices adopted in Brazil and by Bacen up to December 31, 2007, which have been prepared in conformity with the structure set forth in the Chart of Accounts for National Financial System Institutions (Cosif).

3) Significant Accounting Policies

a) Determination of net income

Income and expenses are determined on the accrual basis of accounting. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated based on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance, coinsurance and commission premiums, net of premiums assigned in coinsurance and reinsurance and corresponding commissions, are appropriated to results upon effectiveness of the corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis over the terms of the insurance policies, during the risk coverage period, by means of recording and reversal of unearned premiums reserve and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsures (IRB), respectively.

The supplementary pension plans contributions and life insurance premiums covering survival are recognized in income when effectively received.

The revenue from certificated savings plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded when the certificated savings plans contributions are effectively received. The payment for draw redemptions is considered as expenses of the month when these occur.

The expenses for technical provisions for private pension plans and certificated savings plans are recorded at the same time as the corresponding revenues there from are recognized.

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to market value. Other assets are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

c) Securities

Trading securities – securities which are acquired for the purpose of being actively and frequently traded are adjusted to market value as a counter-entry to income for the period;

Securities available for sale – securities which are not specifically intended for trading purposes or as held to maturity are adjusted to market value as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects; and

Securities held to maturity – securities for which there are intention and financial capacity for maintenance in portfolio through to maturity are recorded at acquisition cost, plus income earned, as a counter-entry to income for the period.

d) Derivative financial instruments (assets and liabilities)

These are classified based on Management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments, which do not comply with the hedging criteria established by Bacen, particularly derivatives used to manage general exposure to risk, are recorded at market value, with the corresponding mark-to-market adjustments taken directly to income for the period.

e) Loan and leasing operations, advances on foreign exchange contracts, other receivables with characteristics of loan granting and allowance for doubtful accounts

Loan and leasing operations, advances on foreign exchange contracts and other receivables with characteristics of loan granting are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution no. 2,682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution no. 2,682 is also taken into account for customer risk classification purposes as follows:

Past-due period	Customer classification

• From 15 to 30 days	B
• From 31 to 60 days	C
• From 61 to 90 days	D
• From 91 to 120 days	E
• From 121 to 150 days	F
• From 151 to 180 days	G
• More than 180 days	H

The accrual of these operations past due up to 59 days is recorded in revenues and subsequent to the 60th day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written-off against the existing allowance and controlled in memorandum accounts, for at least five years, no longer being recorded in equity accounts.

Renegotiated operations are maintained, at least, with a classification equal to their prior rating. Renegotiated loan operations, already written-off against the provision and which are recorded in memorandum accounts, are classified at “H” level and the possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant amortization of the operation or when new material facts justify the risk level change, the operation may be reclassified to a lower risk category.

The allowance for doubtful accounts is calculated in an amount sufficient to cover probable losses and takes into consideration Bacen rules and instructions, connected to assessments carried out by the Management, in the loan risks determination.

f) Taxes on income (asset and liability)

Tax credits on taxes on income, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables - Sundry” and the provision for deferred tax liabilities on depreciation excess and mark-to-market adjustments of securities are recorded in “Other liabilities – Fiscal and social security activities”.

Tax credits on temporary additions are carried out upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be carried out as taxable income is generated, considering the 30% limit of the actual profit of the reference period. Such tax credits are recorded based on the current expectations for their realization, taking into account the technical studies and analyses carried out by the Management.

Provision for income tax is recorded at the base rate of 15% of taxable income, plus 10%. Provision for social contribution is calculated on profit before income tax, considering a 9% rate.

Provisions were recorded for other taxes on income in accordance with specific applicable legislation.

g) Prepaid expenses

These record investments of resources in prepayments, whose rights of benefits or service provision will take place in future periods, therefore, they are recorded in assets considering the accrual method of accounting, which determines that income and expenses must be included in the determination of the income for the periods in which they occur, always simultaneously when they are correlated, regardless of receipt or payment.

Prepaid payments correspond to the installment already paid for service rights to be received or for the future use of financial assets or resources from third-parties.

This group is basically represented by: commission in the placement of financings, contracts in the rendering of banking services, insurance selling expenses, insurance expenses and other costs on funding abroad and advertising expenses, as described in Note 12b.

Thus, based on the “accrual method of accounting” and the “confrontation between income and expense”, incurred costs related to corresponding assets which will generate income in subsequent periods are recorded in prepaid expenses. These assets are appropriated to the income in accordance with terms and amounts of benefits which are expected and directly written-off in the income when corresponding assets and rights are no longer part of the institution’s assets or the expected future benefits can not be realized.

h) Investments

The investments in subsidiaries, jointly controlled investments and affiliated companies, when relevant, are valuated by the equity accounting method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into Reais and their effects recognized in income for the period.

The exchange membership certificates of the São Paulo Stock Exchange (Bovespa), the Mercantile and Futures Exchange (BM&F) (up to the date of demutualization), and the Custody and Settlement Chamber (Cetip) are evaluated and adjusted at their unaudited book value, informed by the corresponding stock exchanges as counterentry to the account highlighted in the stockholders’ equity, and fiscal incentives and other investments are recorded at acquisition cost, net of the provision for losses, when applicable.

i) Fixed assets

This is shown at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to the estimated useful-economic life of assets of which: real estate in use – 4% p.a.; furnishings and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a.

j) Deferred assets

Deferred assets are recorded at acquisition or formation cost, net of the corresponding accumulated amortization at 20% per annum, calculated on the straight-line method.

Goodwill in the acquisition of investments in subsidiaries and shared-control subsidiaries, based on future profitability expectation, with amortization of 10% to 20% per year, was recorded in deferred assets until June 30, 2006. The goodwill related to June 30, 2006 was reviewed by Management Bodies and fully amortized in 3Q06, as well as the goodwill verified in the acquisition of investment in subsidiaries, in 2007, as mentioned in Note 15a.

k) Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily pro rata basis.

l) Provisions relating to insurance, private pension plans and certificated savings plans activities

Technical provisions are calculated according to actuarial technical notes approved by Susep and ANS, and criteria set forth by CNSP Resolution no. 162/2006.

• Insurance of basic lines, life and health

– The provision of unearned premiums (PPNG) is comprised of retained premiums which are deferred during the term of effectiveness of the insurance agreements, determining the pro rata day value of the unearned premium of the period of the risk to accrue (future risk of policies in effect). When this provision’s insufficiency is ascertained by means of actuarial calculation, the Provision of Premium Insufficiency will be formed.

– The provision of claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the amount of claims incurred and not reported by those insured/beneficiaries. The provision is established net of recoveries of co-insurance and re-insurance.

– The provision of unsettled claims is established based on the estimates of payments of indemnities, net of recoveries of co-insurance and re-insurance, pursuant to notices of claims received from those insured until the balance sheet date. The provision is monetarily restated and includes all the claims under litigation.

– The supplementary premium provision (PCP) is recorded monthly to complement PPNG, considering the effective risks issued or not. The value of the PCP is the difference, if positive, between the average of the sum of the PPNG values verified daily and the recorded PPNG;

– Other Technical Provisions refer to the provision to face the differences of future readjustments of premiums and those required for the technical balance of the individual health plan portfolio, adopting a formulation with Actuarial Technical Note approved by ANS.

• Supplementary private pension plans and life insurance covering survival

– The mathematical provision of benefits to be granted refers to participants whose benefits have not started yet. The mathematical provision of benefits granted refers to participants already using the benefits. Mathematical provisions related to private pension plans known as “traditional” represent the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under the form of retirement plans, disability, pension and savings funds. They are calculated according to the methodology and premises set forth in Actuarial Technical Notes. The provisions linked to life insurance covering survival (VGBL) and to the private pension plans of the “unrestricted benefits generating” (PGBL) category represent the amount of the contributions made by the participants, net of loadings and other contractual charges, plus financial earnings generated by the investment of resources in investment funds specially established (FIEs).

– The contribution insufficiency provision is constituted to complement the mathematical provisions of benefits to be granted and granted, should they not be sufficient to guarantee future commitments. The provision is calculated on an actuarial basis and takes into consideration the actuarial table AT.2000 (mitigated).

– The financial fluctuation provision is established until the limit of 15% of the mathematical provision of benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to meet possible financial fluctuations.

– The administrative expenses provision is constituted to cover administrative expenses of the defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the Actuarial Technical Note.

• Certificated savings plans

– The mathematical provision for redemptions is constituted for each active or suspended security during the term estimated in the General Conditions of the plan. It is calculated according to the methodology set forth in the Actuarial Technical Notes approved by Susep.

– The provisions for redemptions are established by the values of the expired certificated savings plans and also by the values of the certificated savings plans which have not expired but whose redemption has been early required by the clients. The provisions are monetarily restated based on the indexes estimated in each plan.

– The provisions for unrealized and payable draws are constituted to meet premiums arising from future draws (unrealized) and also to premiums arising from draws in which clients were already selected (payable).

m) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security

The recognition, measuring and disclosure of contingent assets and liabilities and legal liabilities are made according to the criteria defined in CVM Resolution 489/05.

• Contingent Assets: they are not recognized on an accounting basis, except when the Management has total control of the situation or when there are real guarantees or favorable judicial decisions, on which more resources are not provided for, characterizing the gain as practically certain. The contingent assets with probability of probable success are only disclosed in the notes to the financial statements (Note 18a);

• Contingent Liabilities: they are established taking into consideration the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous processes, the complexity and positioning of Courts, whenever the loss is evaluated as probable, what would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved are measurable with enough safety. The contingent liabilities classified as possible losses are not recognized on an accounting basis, and they must only be disclosed in the notes, when individually relevant, and those classified as remote do not require provision nor disclosure (Notes 18b and 18c); and

• Legal Liabilities – Tax and Social Security: they result from judicial proceedings related to tax liabilities, whose purpose of contestation is their legality or constitutionality, which, regardless of the evaluation about the probability of success, have their amounts fully recognized in the financial statements (Note 18b).

n) Other assets and liabilities

The assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

4) Information for Comparison Purposes

As of September 2007, Bradesco started to consolidate in its financial statements Banco BMC S.A. (BCM) and its subsidiaries.

a) The main balance sheet and statement of income balances are presented below:

		R$ thousand

	BMC and subsidiaries

	12.31.2007	9.30.2007

Assets
Current and long-term assets	3,583,069	2,905,106
Funds available	13,431	5,153
Interbank investments	517,398	736,223
Securities and derivative financial instruments	54,609	104,395
Interbank and interdepartmental accounts	63	47
Loan and leasing operations	2,334,393	1,507,669
Other receivables and other assets	663,175	551,619
Permanent assets	12,294	11,541
– Investments	1,270	2,111
– Property, plant and equipment	4,554	4,336
– Deferred charges	6,470	5,094
Total	3,595,363	2,916,647

Liabilities
Current and long-term liabilities	3,399,108	2,762,825
Demand, term and other deposits	2,897,156	2,128,538
Funds from issuance of securities	89,528	94,900
Interbank and interdepartmental accounts	414	1,781
Borrowings and onlendings	33,446	81,105
Derivative financial instruments	96	22,560
Other liabilities	378,468	433,941
Future taxable income	20	25
Minority interest in subsidiaries	1	1
Stockholders’ equity	196,234	153,796
Total	3,595,363	2,916,647

Statement of Income

	R$ thousand

	BMC and subsidiaries

	1.9.2007 to	4 th
	12.31.2007	Quarter

Revenues from financial intermediation	168,993	134,377
Expenses from financial intermediation	(131,646)	(117,515)
Gross income from financial intermediation	37,347	16,862
Other operating income/expenses	(58,223)	(33,897)
Operating income	(20,876)	(17,035)
Non-operating income	180	217
Income before taxes on profit and interest	(20,696)	(16,818)
Taxes on income	58,892	59,256
Net income	38,196	42,438

5) Adjusted Balance Sheet and Statement of Income by Business Segment

The following information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (Cosif).

a) Balance sheet

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Total

	Brazil	Overseas	Brazil	Overseas

Assets
Current and long-term assets	250,547,489	21,550,936	72,210,533	23,495	777,582	(7,595,792)	337,514,243
Funds available	5,312,336	109,338	187,126	4,550	46,232	(172,976)	5,486,606
Interbank investments	36,290,352	1,374,172	–	–	–	(42,399)	37,622,125
Securities and derivative financial instruments	40,929,489	6,445,043	67,513,600	17,015	242,459	(695,897)	114,451,709
Interbank and interdepartmental accounts	24,454,475	11,401	–	–	–	–	24,465,876
Loan and leasing operations	107,674,769	12,630,370	–	–	–	(4,047,117)	116,258,022
Other receivables and other assets	35,886,068	980,612	4,509,807	1,930	488,891	(2,637,403)	39,229,905
Permanent assets	19,841,598	37,700	1,063,678	35	176,358	(17,449,208)	3,670,161
Investments	17,175,327	32,808	792,310	–	52,839	(17,449,208)	604,076
Property, plant and equipment in use and leased assets	1,948,722	4,779	222,159	35	119,804	–	2,295,499
Deferred charges	717,549	113	49,209	–	3,715	–	770,586
Total on December 31, 2007	270,389,087	21,588,636	73,274,211	23,530	953,940	(25,045,000)	341,184,404
Total on September 30, 2007	250,732,899	20,966,402	69,948,220	22,035	799,865	(24,821,918)	317,647,503
Total on December 31, 2006	206,700,231	20,876,882	61,551,849	22,012	1,409,900	(25,013,601)	265,547,273

Liabilities
Current and long-term liabilities	239,697,301	13,291,344	64,595,326	8,688	485,634	(7,595,792)	310,482,501
Deposits	96,185,468	2,353,664	–	–	–	(215,686)	98,323,446
Federal funds purchased and securities sold under agreements
to repurchase	70,813,384	2,821,913	–	–	–	(1,648)	73,633,649
Funds from issuance of securities	4,479,746	2,906,347	–	–	–	(889,311)	6,496,782
Interbank and interdepartmental accounts	2,536,663	1,202	–	–	–	–	2,537,865
Borrowings and onlendings	25,001,873	2,259,418	–	–	–	(3,851,744)	23,409,547
Derivative financial instruments	852,215	99,459	–	–	59	–	951,733
Technical provisions for insurance, private pension plans and
certificated savings plans	–	–	58,519,200	7,065	–	–	58,526,265
Other liabilities:
– Subordinated debt	13,321,496	2,528,968	–	–	–	–	15,850,464
– Other	26,506,456	320,373	6,076,126	1,623	485,575	(2,637,403)	30,752,750
Future taxable income	183,121	–	6,026	–	–	–	189,147
Stockholders’ equity/minority interest in subsidiaries	151,321	8,297,292	8,672,859	14,842	468,306	(17,449,208)	155,412
Stockholders’ equity, parent company	30,357,344	–	–	–	–	–	30,357,344
Total on December 31, 2007	270,389,087	21,588,636	73,274,211	23,530	953,940	(25,045,000)	341,184,404
Total on September 30, 2007	250,732,899	20,966,402	69,948,220	22,035	799,865	(24,821,918)	317,647,503
Total on December 31, 2006	206,700,231	20,876,882	61,551,849	22,012	1,409,900	(25,013,601)	265,547,273

b) Statement of income

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Total

	Brazil	Overseas	Brazil	Overseas

Revenues from financial intermediation	33,069,674	1,096,722	7,667,963	8,256	56,795	(294,887)	41,604,523
Expenses from financial intermediation	18,396,496	852,001	4,616,356	–	3,451	(295,954)	23,572,350
Gross income from financial intermediation	14,673,178	244,721	3,051,607	8,256	53,344	1,067	18,032,173
Other operating income (expenses)	(9,118,513)	(43,249)	327,398	2,554	142,025	(1,067)	(8,690,852)
Operating income	5,554,665	201,472	3,379,005	10,810	195,369	–	9,341,321
Non-operating income	1,125,278	2,410	75,435	22	(291)	–	1,202,854
Income before taxes on profit and interests	6,679,943	203,882	3,454,440	10,832	195,078	–	10,544,175
Taxes on income	(1,372,851)	(4,721)	(1,100,928)	(3,242)	(41,496)	–	(2,523,238)
Minority interest in subsidiaries	(5,207)	–	(5,640)	–	(366)	–	(11,213)
Accumulated net income on December 31, 2007	5,301,885	199,161	2,347,872	7,590	153,216	–	8,009,724
Accumulated net income on December 31, 2006	2,366,769	499,653	2,162,941	(3,413)	28,090	–	5,054,040
Net income in the 4th quarter of 2007	1,577,051	(8,341)	579,139	3,148	41,892	–	2,192,889
Net income in the 3rd quarter of 2007	1,190,785	22,374	546,221	2,310	48,523	–	1,810,213

(1) The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card management and asset management companies;
(2) The balances of equity accounts, revenues and expenses are being eliminated among companies from the same segment;
(3) The “Insurance Group” segment comprises insurance, private pension plans and certificated savings plans companies; and
(4) Amounts eliminated among companies from different segments, as well as operations carried out in the country and abroad.

6) Funds Available

		R$ thousand

	2007		2006

	December	September	December
	31	30	31

Local currency	4,963,418	3,816,185	4,556,711
Foreign currency	523,132	284,055	205,215
Investments in gold	56	46	46
Total	5,486,606	4,100,286	4,761,972

7) Interbank Investments

    a) Composition and terms

	R$ thousand

	2007						2006

	Up to 30	From 31 to	From 181 to	More than	December	September	December
	days	180 days	360 days	360 days	31	30	31

Investments in the open market:
Own portfolio position	1,084,391	45,496	61,995	64,184	1,256,066	4,406,386	17,641,004
• Financial treasury bills	199,103	–	–	–	199,103	177,273	645,838
• National treasury notes	7,017	–	–	–	7,017	1,001	1,814,618
• National treasury bills	863,496	157	–	–	863,653	4,065,600	15,180,548
• Other	14,775	45,339	61,995	64,184	186,293	162,512	–
Third-party portfolio position	25,930,749	2,615,523	1,032,574	–	29,578,846	26,637,439	2,968,260
• Financial treasury bills	22,020,821	–	–	–	22,020,821	18,195,409	154,357
• National treasury notes	755,216	610,756	–	–	1,365,972	1,390,352	124,988
• National treasury bills	3,154,712	2,004,767	1,032,574	–	6,192,053	7,051,678	2,688,915
Sold Position	1,179,949	–	–	–	1,179,949	–	8,256
• National treasury bills	1,179,949	–	–	–	1,179,949	–	8,256
Unrestricted securities	–	–	–	–	–	2,800,785	–
• Generic operations	–	–	–	–	–	2,800,785	–
Subtotal	28,195,089	2,661,019	1,094,569	64,184	32,014,861	33,844,610	20,617,520
Interbank deposits:
• Interbank deposits	2,244,785	1,414,986	1,366,745	590,897	5,617,413	6,011,578	5,372,658
• Provisions for losses	(10,149)	–	–	–	(10,149)	(337)	(988)
Subtotal	2,234,636	1,414,986	1,366,745	590,897	5,607,264	6,011,241	5,371,670
Total on December 31, 2007	30,429,725	4,076,005	2,461,314	655,081	37,622,125
%	80.9	10.8	6.5	1.8	100.0
Total on September 30, 2007	29,329,528	5,386,722	4,452,835	686,766		39,855,851
%	73.6	13.5	11.2	1.7		100.0
Total on December 31, 2006	20,497,975	4,227,781	812,321	451,113			25,989,190
%	78.9	16.3	3.1	1.7			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

	R$ thousand

	2007			2006

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Income on investments in purchase and sale commitments:
Own portfolio position	96,661	94,929	371,723	1,033,883
Third-party portfolio position	655,753	791,046	2,781,230	2,173,253
Sold position	51,314	943	52,357	3,882
Unrestricted securities – Generic operations	14,864	114,751	223,110	–
Subtotal	818,592	1,001,669	3,428,420	3,211,018
Income from interbank deposits	99,424	161,691	485,773	498,197
Total (Note 8f)	918,016	1,163,360	3,914,193	3,709,215

8) Securities and Derivative Financial Instruments

Find below the information related to securities and derivative financial instruments:

a) Summary of the consolidated classification of securities by business segments and issuer

									R$ thousand

				2007					2006

	Financial	Insurance/ Certificated savings plans	Private Pension Plans	Other Activities	December 31%		September 30%		December 31%

Trading securities	34,057,176	4,838,658	28,972,358	258,288	68,126,480	65.4	63,709,295	66.4	58,494,500	66.1
– Government securities	25,439,860	2,485,711	218,932	177,976	28,322,479	27.2	24,384,804	25.4	26,898,450	30.4
– Corporate bonds	7,410,276	2,352,947	318,460	80,312	10,161,995	9.7	9,969,260	10.4	8,877,555	10.0
– Derivative financial instruments (1)	1,207,040	–	–	–	1,207,040	1.2	2,679,390	2.8	549,065	0.6
– PGBL / VGBL restricted bonds	–	–	28,434,966	–	28,434,966	27.3	26,675,841	27.8	22,169,430	25.1
Securities available for sale	9,343,427	1,138,563	12,494,362	10,959	22,987,311	22.0	20,285,428	21.1	26,756,802	30.2
– Government securities	6,196,721	73,995	11,005,112	384	17,276,212	16.5	15,468,301	16.1	21,352,520	24.1
– Corporate bonds	3,146,706	1,064,568	1,489,250	10,575	5,711,099	5.5	4,817,127	5.0	5,404,282	6.1
Securities held to maturity	880,484	5,385,916	6,873,935	–	13,140,335	12.6	11,996,614	12.5	3,227,912	3.7
– Government securities	880,484	5,385,916	6,419,170	–	12,685,570	12.2	11,526,874	12.0	3,227,912	3.7
– Corporate bonds	–	–	454,765	–	454,765	0.4	469,740	0.5	–	–
Subtotal	44,281,087	11,363,137	48,340,655	269,247	104,254,126	100.0	95,991,337	100.0	88,479,214	100.0
Purchase and sale commitments (2)	2,370,691	1,947,216	5,879,676	–	10,197,583		12,106,656		8,770,745	–
Overall total	46,651,778	13,310,353	54,220,331	269,247	114,451,709		108,097,993		97,249,959

– Government securities	32,517,065	7,945,622	17,643,214	178,360	58,284,261	55.9	51,379,979	53.5	51,478,882	58.2
– Corporate bonds	11,764,022	3,417,515	2,262,475	90,887	17,534,899	16.8	17,935,517	18.7	14,830,902	16.7
– PGBL / VGBL restricted bonds	–	–	28,434,966	–	28,434,966	27.3	26,675,841	27.8	22,169,430	25.1
Subtotal	44,281,087	11,363,137	48,340,655	269,247	104,254,126	100.0	95,991,337	100.0	88,479,214	100.0
Purchase and sale commitments (2)	2,370,691	1,947,216	5,879,676	–	10,197,583		12,106,656		8,770,745	–
Overall total	46,651,778	13,310,353	54,220,331	269,247	114,451,709		108,097,993		97,249,959

b) Consolidated portfolio breakdown by issuer

Securities (3)										R$ thousand

	2007									2006

	December 31							September 30		December 31

	Up to 30 day	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (7)	Restated cost value	Mark-to-market	Market value/ book value (5) (6) (7)	Mark-to-market	Market value/ book value (5) (6) (7)	Maretk-to-market

Government securities	8,674,672	2,574,409	4,197,020	42,838,160	58,284,261	57,101,810	1,182,451	51,379,979	1,727,983	51,478,882	1,593,895
Financial treasury bills	45,163	518,532	218,920	4,481,204	5,263,819	5,265,516	(1,697)	5,360,094	(1,017)	3,859,182	623
National treasury bills	8,604,059	1,542,764	1,792,272	4,083,545	16,022,640	16,067,528	(44,888)	14,472,417	4,804	22,552,189	2,777
National treasury notes	21,697	448,045	350,417	31,073,942	31,894,101	31,067,110	826,991	28,265,135	1,305,767	21,060,164	1,164,444
Brazilian foreign debt notes	–	848	–	3,119,833	3,120,681	2,736,834	383,847	3,107,189	399,106	3,709,828	427,625
Privatization currencies	–	–	–	79,535	79,535	61,068	18,467	87,841	19,258	191,907	(1,817)
Foreign government securities	1,725	64,220	1,835,410	–	1,901,355	1,901,608	(253)	85,175	79	103,491	264
Other	2,028	–	1	101	2,130	2,146	(16)	2,128	(14)	2,121	(21)
Corporate bonds	7,183,490	1,487,047	851,531	8,012,831	17,534,899	16,367,696	1,167,203	17,935,517	1,249,046	14,830,902	949,579
Certificates of bank deposit	549,801	526,739	397,699	1,010,043	2,484,282	2,484,282	–	2,580,905	–	3,782,653	–
Stocks	3,528,606	–	–	–	3,528,606	2,695,293	833,313	3,318,417	963,644	3,202,279	879,147
Debentures	387,892	728,284	206,722	4,428,827	5,751,725	5,616,565	135,160	5,643,510	24,177	2,876,220	(18,475)
Foreign securities	602,734	12,957	42,551	1,182,813	1,841,055	1,809,865	31,190	1,656,544	51,908	1,496,176	77,754
Derivative financial instruments (1)	323,489	111,380	173,332	598,839	1,207,040	1,090,417	116,623	2,679,390	179,557	549,065	24,325
Other	1,790,968	107,687	31,227	792,309	2,722,191	2,671,274	50,917	2,056,751	29,760	2,924,509	(13,172)
PGBL / VGBL restricted bonds	3,272,102	1,305,246	3,872,096	19,985,522	28,434,966	28,434,966	–	26,675,841	–	22,169,430	–
Subtotal	19,130,264	5,366,702	8,920,647	70,836,513	104,254,126	101,904,472	2,349,654	95,991,337	2,977,029	88,479,214	2,543,474
Purchase and sale commitments (2)	6,741,285	393,800	2,376,092	686,406	10,197,583	10,197,583	–	12,106,656	–	8,770,745	–
Overall Total	25,871,549	5,760,502	11,296,739	71,522,919	114,451,709	112,102,055	2,349,654	108,097,993	2,977,029	97,249,959	2,543,474

c) Consolidated classification by category, days to maturity and business segment

I) Trading Securities

Securities (3)										R$ thousand

	2007									2006

	December 31							September 30		December 31

	Up to 30 day	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (7)	Restated cost value	Mark-to-market	Market value/ book value (5) (6) (7)	Mark-to-market	Market value/ book value (5) (6) (7)	Mark-to-market

– Financial	10,355,284	3,403,826	4,005,937	16,292,129	34,057,176	33,934,758	122,418	31,552,297	240,115	28,861,243	51,574
National treasury bills	8,163,186	1,533,236	1,610,828	3,794,495	15,101,745	15,146,633	(44,888)	13,363,813	4,621	20,855,969	2,777
Financial treasury bills	–	432,249	173,859	2,631,181	3,237,289	3,239,407	(2,118)	3,262,613	(3,158)	1,832,592	755
Certificates of bank deposit	467,054	416,982	43,273	417,218	1,344,527	1,344,527	–	1,334,073	–	1,166,609	–
Derivative financial instruments (1)	323,489	111,380	173,332	598,839	1,207,040	1,090,417	116,623	2,679,390	179,557	549,065	24,325
Debentures	9,372	677,711	127,043	3,167,159	3,981,285	3,852,459	128,826	4,846,036	48,510	1,783,399	(1,841)
Brazilian foreign debt notes	–	–	–	36,219	36,219	32,864	3,355	36,644	4,295	55,489	6,705
National treasury notes	–	86,497	25,841	5,050,912	5,163,250	5,245,284	(82,034)	4,373,843	(2,715)	73,406	3,603
Foreign corporate securities	602,734	11,112	16,350	147,272	777,468	774,561	2,907	521,171	9,325	319,291	15,509
Foreign government securities	1,725	64,220	1,835,410	–	1,901,355	1,901,608	(253)	85,175	79	94,110	(259)
Stocks	19,132	–	–	–	19,132	19,132	–	47,633	–	19,491	–
Other	768,592	70,439	1	448,834	1,287,866	1,287,866	–	1,001,906	(399)	2,111,822	–
– Insurance and certificated savings plans companies	1,494,333	178,161	599,374	2,566,790	4,838,658	4,838,658	–	4,623,282	2	5,813,390	(10)
Financial treasury bills	42,705	19,504	990	1,309,993	1,373,192	1,373,192	–	1,593,738	2	1,480,914	(10)
National treasury bills	438,539	7,600	177,210	267,034	890,383	890,383	–	968,959	–	1,416,707	–
Certificates of bank deposit	641	100,485	336,561	515,143	952,830	952,830	–	945,406	–	1,748,395	–
National treasury notes	20,954	–	43,262	157,920	222,136	222,136	–	349,772	–	429,215	–
Stocks	168,643	–	–	–	168,643	168,643	–	124,272	–	85,914	–
Debentures	72	46,388	41,351	260,963	348,774	348,774	–	136,369	–	343,522	–
Other	822,779	4,184	–	55,737	882,700	882,700	–	504,766	–	308,723	–

Securities (3)										R$ thousand

	2007									2006

	December 31							September 30		December 31

	Up to 30 day	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (7)	Restated cost value	Mark-to-market	Market value/ book value (5) (6) (7)	Mark-to-market	Market value/ book value (5) (6) (7)	Mark-to-market

– Private pension plans	3,493,149	1,313,718	3,872,305	20,293,186	28,972,358	28,972,358	–	27,152,018	2,391	23,353,933	–
Financial treasury bills	–	–	24	208,480	208,504	208,504	–	28,542	2,391	21,478	–
National treasury notes	–	–	–	4,190	4,190	4,190	–	–	–	72,523	–
Certificates of bank deposit	–	104	–	388	492	492	–	160,487	–	682,148	–
National treasury bills	–	–	–	6,238	6,238	6,238	–	3,953	–	53,038	–
Stocks	88,976	–	–	–	88,976	88,976	–	69,276	–	66,270	–
Privatization currencies	–	–	–	–	–	–	–	–	–	121,191	–
Debentures	–	–	185	295	480	480	–	2,005	–	2,084	–
PGBL / VGBL restricted bonds	3,272,102	1,305,246	3,872,096	19,985,522	28,434,966	28,434,966	–	26,675,841	–	22,169,430	–
Other	132,071	8,368	–	88,073	228,512	228,512	–	211,914	–	165,771	–
– Other activities	9,508	16,131	30,496	202,153	258,288	258,288	–	381,698	–	465,934	–
Financial treasury bills	1,561	3,968	–	120,822	126,351	126,351	–	206,698	–	165,343	–
Certificates of bank deposit	–	6,050	303	19,350	25,703	25,703	–	22,112	–	20,506	–
National treasury bills	2,334	1,928	4,234	15,778	24,274	24,274	–	88,294	–	226,475	–
Debentures	729	4,185	25,959	19,595	50,468	50,468	–	38,632	–	39,739	–
National treasury notes	743	–	–	26,608	27,351	27,351	–	22,760	–	–	–
Other	4,141	–	–	–	4,141	4,141	–	3,202	–	13,871	–
Subtotal	15,352,274	4,911,836	8,508,112	39,354,258	68,126,480	68,004,062	122,418	63,709,295	242,508	58,494,500	51,564
Purchase and sale commitments (2)	6,741,285	393,800	2,376,092	686,406	10,197,583	10,197,583	–	12,106,656	–	8,770,745	–
– Financial	2,100,656	34,128	229,658	6,249	2,370,691	2,370,691	–	3,074,821	–	2,955,238	–
– Insurance and certificated savings plans companies	1,947,216	–	–	–	1,947,216	1,947,216	–	3,144,544	–	624,724	–
– Private pension plans	2,693,413	359,672	2,146,434	680,157	5,879,676	5,879,676	–	5,887,291	–	5,190,783	–
Overall total	22,093,559	5,305,636	10,884,204	40,040,664	78,324,063	78,201,645	122,418	75,815,951	242,508	67,265,245	51,564
Derivative financial instruments (liabilities)	(338,155)	(110,439)	(220,360)	(282,779)	(951,733)	(897,423)	(54,310)	(2,331,565)	(3,134)	(519,004)	27,746

II) Securities available for sale

Securities (3)										R$ thousand

	2007									2006

	December 31							September 30		December 31

	Up to 30 day	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (7)	Restated cost value	Mark-to-market	Market value/ book value (5) (6) (7)	Mark-to-market	Market value/ book value (5) (6) (7)	Mark-to-market

– Financial	1,336,715	35,787	74,990	7,895,935	9,343,427	8,756,002	587,425	7,670,444	700,161	7,606,736	853,339
National treasury bills	–	–	–	–	–	–	–	47,398	183	–	–
Brazilian foreign debt notes	–	848	–	2,217,859	2,218,707	1,838,215	380,492	2,183,547	394,811	2,614,349	420,920
Foreign corporate securities	–	1,845	26,201	1,035,541	1,063,587	1,035,304	28,283	1,135,373	42,583	1,176,885	62,245
National treasury notes	–	–	–	3,804,559	3,804,559	3,874,852	(70,293)	2,902,796	5,643	2,027,328	96,894
Financial treasury bills	–	5,302	–	86,490	91,792	91,665	127	43,589	(461)	88,611	(58)
Certificates of bank deposit	79,409	3,096	17,562	57,944	158,011	158,011	–	107,643	–	130,439	–
Debentures	376,850	–	–	421,607	798,457	800,724	(2,267)	38,816	(33,142)	143,708	(33,525)
Stocks	861,112	–	–	–	861,112	641,448	219,664	838,712	273,958	1,070,087	321,350
Privatization currencies	–	–	–	79,535	79,535	61,068	18,467	87,841	19,258	70,716	(1,817)
Foreign government securities	–	–	–	–	–	–	–	–	–	9,381	523
Other	19,344	24,696	31,227	192,400	267,667	254,715	12,952	284,729	(2,672)	275,232	(13,193)
– Insurance and certificated savings plans companies	948,563	15,408	16,789	157,803	1,138,563	932,421	206,142	1,060,432	229,015	4,964,082	451,532
Financial treasury bills	644	15,386	16,789	40,946	73,765	73,734	31	76,896	9	161,164	(112)
Stocks	901,387	–	–	–	901,387	741,826	159,561	818,714	187,380	571,463	251,958
Debentures	29	–	–	116,627	116,656	108,055	8,601	110,979	8,809	103,958	3,014
Certificates of bank deposit	434	22	–	–	456	456	–	8,636	–	20,635	–
National treasury notes	–	–	–	230	230	230	–	226	–	4,063,130	196,672
Other	46,069	–	–	–	46,069	8,120	37,949	44,981	32,817	43,732	–
– Private pension plans	1,489,503	38,178	169,039	10,797,642	12,494,362	11,060,782	1,433,580	11,543,244	1,805,195	14,160,496	1,186,952
Stocks	1,489,250	–	–	–	1,489,250	1,035,250	454,000	1,419,642	502,156	1,388,949	305,752
Debentures	–	–	–	–	–	–	–	–	–	455,827	13,877
Financial treasury bills	253	38,178	27,258	72,015	137,704	137,442	262	132,235	200	109,080	48
National treasury notes	–	–	141,781	10,725,627	10,867,408	9,888,090	979,318	9,991,367	1,302,839	12,206,640	867,275
– Other activities	3,209	384	–	7,366	10,959	10,870	89	11,308	150	25,488	87
Certificates of bank deposit	2,263	–	–	–	2,263	2,263	–	2,548	–	13,921	–
Debentures	840	–	–	–	840	840	–	933	–	3,983	–
Stocks	106	–	–	–	106	18	88	168	150	105	87
National treasury bills	–	–	–	–	–	–	–	278	–	–	–
Financial treasury bills	–	384	–	–	384	383	1	–	–	–	–
Other	–	–	–	7,366	7,366	7,366	–	7,381	–	7,479	–
Overall total	3,777,990	89,757	260,818	18,858,746	22,987,311	20,760,075	2,227,236	20,285,428	2,734,521	26,756,802	2,491,910

III) Securities held to maturity

Securities						R$ thousand

	2007					2006

	December 31					September 30	December 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Restated cost value (5)	Restated cost value (5)	Restated cost value (5)

Financial	–	3,452	–	877,032	880,484	902,448	1,039,990
Brazilian foreign debt notes	–	–	–	865,755	865,755	886,998	1,039,990
Financial treasury bills	–	3,452	–	11,277	14,729	15,450	–
Insurance companies and certificated savings plans companies	–	111,651	139,533	5,134,732	5,385,916	4,415,321	–
National treasury notes	–	111,651	139,533	5,134,732	5,385,916	4,415,321	–
Private pension plans	–	250,006	12,184	6,611,745	6,873,935	6,678,845	2,187,922
Debentures	–	–	12,184	442,581	454,765	469,740	–
National treasury notes	–	249,897	–	6,169,164	6,419,061	6,209,050	2,187,922
Financial treasury bills	–	109	–	–	109	55	–
Overall total (4)	–	365,109	151,717	12,623,509	13,140,335	11,996,614	3,227,912

d) Breakdown of the portfolios by publication items

						R$ thousand

	2007						2006

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on December 31 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)

Own portfolio	17,779,958	3,954,827	9,480,512	52,863,874	84,079,171	83,663,465	72,052,850
Fixed income securities	14,251,352	3,954,827	9,480,512	52,863,874	80,550,565	80,345,048	68,850,571
• Financial treasury bills	45,163	30,424	172,630	3,545,145	3,793,362	4,181,967	2,942,869
• Purchase and sale commitments (2)	6,741,285	393,800	2,376,092	686,406	10,197,583	12,106,656	8,770,745
• National treasury notes	21,697	448,045	350,417	23,764,284	24,584,443	21,784,931	18,961,412
• Brazilian foreign debt notes	–	848	–	760,860	761,708	2,296,931	2,644,245
• Certificates of bank deposit	549,801	526,739	397,699	1,010,043	2,484,282	2,580,905	3,782,653
• National treasury bills	835,957	336,577	203,070	487,596	1,863,200	1,906,271	2,059,492
• Foreign corporate securities	602,734	12,957	35,148	619,501	1,270,340	1,528,485	1,496,176
• Debentures	387,892	728,284	206,722	1,212,107	2,535,005	5,139,007	2,872,237
• Foreign government securities	1,725	64,220	1,835,410	–	1,901,355	85,175	103,491
• Privatization currencies	–	–	–	–	–	–	121,191
• PGBL/VGBL restricted bonds	3,272,102	1,305,246	3,872,096	19,985,522	28,434,966	26,675,841	22,169,430
• Other	1,792,996	107,687	31,228	792,410	2,724,321	2,058,879	2,926,630

Equity securities	3,528,606	–	–	–	3,528,606	3,318,417	3,202,279
• Stocks of listed companies (technical provision)	221,230	–	–	–	221,230	309,884	1,067,442
• Stocks of listed companies (other)	3,307,376	–	–	–	3,307,376	3,008,533	2,134,837

Subject to commitments	7,768,102	892,838	982,498	14,511,396	24,154,834	18,657,131	16,628,153
Repurchase agreement	–	320,980	203,648	11,206,799	11,731,427	9,183,694	15,352,073
• National treasury bills	–	164,878	192,006	1,591,950	1,948,834	4,395,149	12,013,896
• Brazilian foreign debt notes	–	–	–	2,358,973	2,358,973	810,258	1,065,583
• Financial treasury bills	–	156,102	4,239	729,180	889,521	182,126	169,859
• National treasury notes	–	–	–	2,746,664	2,746,664	3,163,599	2,098,752
• Foreign corporate securities	–	–	7,403	563,312	570,715	128,059	–
• Debentures	–	–	–	3,216,720	3,216,720	504,503	3,983

Brazilian Central Bank	7,755,646	368	–	517,648	8,273,662	4,667,237	440,235
• National treasury bills	7,755,646	–	–	–	7,755,646	2,361,439	440,235
• National treasury notes	–	–	–	511,264	511,264	1,751,160	–
• Financial treasury bills	–	368	–	6,384	6,752	554,638	–

						R$ thousand

	2007						2006

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on December 31 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)

Privatization currencies	–	–	–	79,535	79,535	87,841	70,716
Collateral provided	12,456	571,490	778,850	2,707,414	4,070,210	4,718,359	765,129
• National treasury bills	12,456	240,946	736,799	675,228	1,665,429	2,711,551	599,210
• Financial treasury bills	–	330,544	42,051	182,921	555,516	441,363	165,919
• National treasury notes	–	–	–	1,849,265	1,849,265	1,565,445	–

Derivative financial instruments (1)	323,489	111,380	173,332	598,839	1,207,040	2,679,390	549,065

Securities purpose of unrestricted purchase and sale
commitments	–	801,457	660,397	3,548,810	5,010,664	3,098,007	8,019,891
• National treasury bills	–	800,363	660,397	1,328,771	2,789,531	3,098,007	7,439,356
• National treasury notes	–	–	–	2,202,465	2,202,465	–	–
• Financial treasury bills	–	1,094	–	17,574	18,668	–	580,535

Overall total	25,871,549	5,760,502	11,296,739	71,522,919	114,451,709	108,097,993	97,249,959
%	22.6	5.0	9.9	62.5	100.0	100.0	100.0

(1) For comparison purposes with the criterion adopted by Bacen Circular no. 3068 and due to securities characteristics, we are considering the derivative financial instruments under the category “Trading Securities”;
(2) These refer to investment funds and managed portfolios applied in purchase and sale commitments with Bradesco, the owners of which are subsidiaries, included in the consolidated financial statements;
(3) The investment fund quotas were distributed according to instruments composing their portfolios and preserving the classification of funds category;
(4) In compliance with the provisions of Article 8 of Bacen Circular no. 3068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the securities held to maturity’s category. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations on the reference date of December 31, 2007. On June 30, 2007, R$8,321,604 thousand was transferred from “Securities Available for Sale” to “Securities held to Maturity”, due to the management’s intention as to its realization;
(5) The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(6) This column reflects book value subsequent to mark-to-market according to item (7), except for securities held to maturity, whose market value is higher than the restated cost value in the amount of R$1,246,211 thousand (September 30, 2007 – R$1,425,854 thousand and December 31, 2006 – R$998,798 thousand); and
(7) The market value of securities is determined based on the market price available on the balance sheet date. In case no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of respective quotas.

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in equity or memorandum accounts, for its own needs and for customers. The derivative financial instruments, when used by the Bank, aim at hedging its asset and liability positions against the effect of exchange and interest rate variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) Amounts of the derivative financial instruments recorded in equity and memorandum accounts

	R$ thousand

	2007				2006

	December 31		September 30		December 31

	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount

Futures contracts
Purchase commitments:	8,677,896		7,238,700		4,724,181
– Interbank market	4,783,947	–	647,125	–	764,924	–
– Foreign currency	3,835,059	–	6,548,588	–	3,959,257	–
– Other	58,890	58,890	42,987	42,987	–	–
Sale commitments:	46,033,511		83,624,289		51,950,138
– Interbank market	32,011,467	27,227,520	66,674,886	66,027,761	37,456,624	36,691,700
– Foreign currency	14,022,044	10,186,985	16,949,403	10,400,815	14,439,408	10,480,151
– Other	–	–	–	–	54,106	54,106

Option contracts
Purchase commitments:	4,404,225		3,440,537		540,316
– Interbank market	3,312,450	396,450	3,312,449	396,449	–	–
– Foreign currency	769,943	–	36,408	–	540,316	67,920
– Other	321,832	–	91,680	–	–	–
Sale commitments:	5,724,495		5,106,926		472,396
– Interbank market	2,916,000	–	2,916,000	–	–	–
– Foreign currency	1,946,633	1,176,690	2,035,246	1,998,838	472,396	–
– Other	861,862	540,030	155,680	64,000	–	–

Forward contracts
Purchase commitments:	1,481,063		3,055,655		1,242,719
– Foreign currency	1,464,861	–	2,174,646	1,272,580	1,242,669	768,001
– Other	16,202	–	881,009	26,312	50	–
Sale commitments:	1,953,973		1,756,763		843,587
– Foreign currency	1,873,118	408,257	902,066	–	474,668
– Other	80,855	64,653	854,697	–	368,919	368,869

Swap contracts
Asset position:	32,724,888		22,845,960		13,284,372
– Interbank market	10,467,976	4,667,843	7,350,805	2,628,263	6,860,881	5,524,688
– Prefixed	1,012,381	357,300	1,764,673	1,057,461	898,364	247,968
– Foreign currency (1)	19,077,821	–	11,635,286	–	4,069,510	–
– Reference rate (TR)	842,757	780,538	829,675	807,320	816,019	715,886
– Selic	406,265	344,185	449,414	377,728	606,089	469,514
– IGP–M	550,343	–	459,670	–	19,416	–
– Other	367,345	–	356,437	–	14,093	–

Liability position:	32,421,019		22,341,689		13,183,001
– Interbank market	5,800,133	–	4,722,542	–	1,336,193	–
– Prefixed	655,081	–	707,212	–	650,396	–
– Foreign currency (1)	24,330,725	5,252,904	15,599,750	3,964,464	10,774,723	6,705,213
– Reference rate (TR)	62,219	–	22,355	–	100,133	–
– Selic	62,080	–	71,686	–	136,575	–
– IGP–M	1,002,032	451,689	823,203	363,533	135,296	115,880
– Other	508,749	141,404	394,941	38,504	49,685	35,592

(1) It includes loan derivative operations (note 8g).

Notes to the Consolidated Financial Statements

Derivatives include operations maturing in D+1.

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand

	2007						2006

	December 31			September 30			December 31

	Related Cost	Mark-to-market adjustment value	Market value	Restated cost	Mark-to-market adjustment value	Market value	Restated cost	Mark-to-market adjustment value	Market value

Adjustment receivables –
swap	765,342	97,803	863,145	706,219	183,419	889,638	140,682	24,254	164,936
Receivable forward
purchases	48,022	(2)	48,020	917,473	602	918,075	50	–	50
Receivable futures sales	82,988	(41)	82,947	854,971	246	855,217	382,506	84	382,590
Premiums on
exercisable options	194,065	18,863	212,928	21,170	(4,710)	16,460	1,502	(13)	1,489
Total assets	1,090,417	116,623	1,207,040	2,499,833	179,557	2,679,390	524,740	24,325	549,065
Adjustment payables –
swap	(524,784)	(34,492)	(559,276)	(366,943)	(18,424)	(385,367)	(73,091)	9,526	(63,565)
Payable forward
purchases	(16,202)	2	(16,200)	(1,051,563)	(602)	(1,052,165)	(50)	–	(50)
Payable futures sales	(234,955)	41	(234,914)	(858,647)	(246)	(858,893)	(452,598)	(84)	(452,682)
Premiums on written
options	(121,482)	(19,861)	(141,343)	(51,278)	16,138	(35,140)	(21,011)	18,304	(2,707)
Total liabilities	(897,423)	(54,310)	(951,733)	(2,328,431)	(3,134)	(2,331,565)	(546,750)	27,746	(519,004)

III) Future, option, forward and swap contracts

					R$ thousand

	2007						2006

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on December 31	Total on September 30	Total on December 31

Future contracts	31,786,683	5,042,694	2,489,918	15,392,112	54,711,407	90,862,989	56,674,319
Option contracts	1,652,987	563,885	430,094	7,481,754	10,128,720	8,547,463	1,012,712
Forward contracts	752,668	659,907	1,049,518	972,943	3,435,036	4,812,418	2,086,306
Swap contracts	3,525,393	1,586,079	8,325,093	18,425,178	31,861,743	21,956,322	13,119,436
Total on December 31,
2007	37,717,731	7,852,565	12,294,623	42,271,987	100,136,906
Total on September 30,
2007	53,097,395	13,195,763	24,238,954	35,647,080		126,179,192
Total on December 31,
2006	39,929,729	9,415,301	11,405,565	12,142,178			72,892,773

IV) Types of margin granted as collateral for derivative financial instruments, comprising mainly future contracts

	R$ thousand

	2007		2006

	December	September	December
	31	30	31

Government bonds
National treasury notes	1,325,095	906,543	146,291
National treasury bills	484,351	1,521,094	1,045,516
Total	1,809,446	2,427,637	1,191,807

V) Net revenue and expenses amounts

	R$ thousand

	2007			2006

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Swap contracts	104,864	216,282	1,101,363	2,111,881
Forward contracts	(2,361)	(5,508)	(15,219)	(71,897)
Option contracts	21,669	(29,702)	283,618	20,734
Future contracts	663,800	711,910	2,181,681	199,256
Total	787,972	892,982	3,551,443	2,259,974

VI) Overall amounts of the derivative financial instruments, broken down by trading place

	R$ thousand

	2007		2006

	December	September	December
	31	30	31

Cetip (over-the-counter)	30,834,976	20,354,166	9,061,696
BM&F (floor)	69,301,930	105,825,026	63,831,077
Total	100,136,906	126,179,192	72,892,773

f) Income on securities transactions, financial income on insurance, private pension plans and certificated savings plans and derivative financial instruments

	R$ thousand

	2007			2006

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Fixed income securities	819,773	768,581	3,488,223	3,219,589
Interbank investments (Note 7b)	918,016	1,163,360	3,914,193	3,709,215
Allocation of exchange variation of foreign branches and subsidiaries	(238,190)	(310,046)	(1,313,804)	(935,164)
Equity securities	69,362	94,483	458,064	213,456
Subtotal	1,568,961	1,716,378	6,546,676	6,207,096
Financial income on insurance, private pension plans and certificated
savings plans	2,068,229	1,889,168	7,643,626	6,989,951
Income from derivative financial instruments	787,972	892,982	3,551,443	2,259,974
Total	4,425,162	4,498,528	17,741,745	15,457,021

g) Credit derivatives

					R$ thousand

	Credit risk value			Effect in the calculation of the Required Stockholders’ Equity

	2007		2006	2007		2006

	December	September	December	December	September	December
	31	30	31	31	30	31

Transferred
Swaps from credits whose underlying assets are:
• Marketable securities – Brazilian Public debt bond	(963,587)	(468,920)	–	–	–	–
• Marketable securities – Foreign Public debt bond	(1,771,300)	–	–	(97,421)	–	–

Received
Swaps from credits whose underlying assets are:
• Marketable securities – Brazilian Public debt bond	9,928,137	6,805,769	1,453,840	–	–	–
• Derivatives with companies	184,500	–	–	20,295	–	–
Total	7,377,750	6,336,849	1,453,840	(77,126)	–	–
Deposited Margin	744,118	795,533	55,141

Bradesco carries out operations involving credit derivatives with the purpose to optimize the management of its exposure to the credit risk and assets of its balance. Contracts related to the credit derivatives operations described above have several maturities until 2017. The mark-to-market of protection rates which remunerates the risk receiving counter party amounts to (R$ 29,802) thousand (September 30, 2007 – (R$12,767 thousand) and December 31, 2006 – R$6,760 thousand). During the year there was no occurrence of credit events related to generating facts provided for in the contracts.

9) Interbank Accounts – Restricted Deposits

a) Restricted deposits

			R$ thousand

		2007		2006

	Remuneration	December	September	December
		31	30	31

Compulsory deposits – demand deposits	Not remunerated	8,930,823	6,812,128	6,433,508
Compulsory deposits – savings account deposits	Savings index	6,498,190	5,984,035	5,383,510
Additional compulsory deposits	Selic rate	8,109,574	7,192,992	6,847,688
Restricted deposits – SFH	Reference rate – TR + interest	452,899	413,305	405,465
Funds from rural credit	Not remunerated	578	578	578
Total		23,992,064	20,403,038	19,070,749

b) Compulsory deposits

	R$ thousand

	2007			2006

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Restricted deposits – Bacen (compulsory deposits)	299,911	296,357	1,206,565	1,292,468
Restricted deposits – SFH	8,252	7,987	36,670	34,119
Total	308,163	304,344	1,243,235	1,326,587

10) Loan Operations

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of loan granting, is presented as follows:

a) By type and maturity

	R$ thousand

	Normal Course

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2007				2006

							Total on December 31 (A)	% (5)	Total on September 30 (A)	% (5)	Total on December 31 (A)	% (5)

Discounted trade receivables and other loans	11,979,412	6,528,216	4,827,787	7,523,698	7,929,586	16,920,169	55,708,868	38.3	47,780,845	38.2	38,976,755	38.0
Financings	2,930,422	2,519,603	2,312,520	5,398,172	7,797,087	20,680,954	41,638,758	28.6	37,651,251	30.0	31,860,697	31.0
Rural and agribusiness loans	384,424	328,206	254,563	1,326,307	2,463,119	4,180,799	8,937,418	6.1	8,793,940	7.0	7,269,417	7.1
Subtotal	15,294,258	9,376,025	7,394,870	14,248,177	18,189,792	41,781,922	106,285,044	73.0	94,226,036	75.2	78,106,869	76.1
Leasing operations	382,392	269,108	260,560	744,536	1,343,002	4,828,986	7,828,584	5.4	6,030,990	4.8	3,707,294	3.6
Advances on foreign exchange contracts (1)	1,410,902	816,146	1,014,964	1,727,438	1,798,008	–	6,767,458	4.6	6,183,674	4.9	5,681,229	5.5
Subtotal	17,087,552	10,461,279	8,670,394	16,720,151	21,330,802	46,610,908	120,881,086	83.0	106,440,700	84.9	87,495,392	85.2
Other receivables (2)	164,370	15,071	13,147	85,538	128,091	51,766	457,983	0.3	478,692	0.4	451,343	0.4
Total loan operations (3)	17,251,922	10,476,350	8,683,541	16,805,689	21,458,893	46,662,674	121,339,069	83.3	106,919,392	85.3	87,946,735	85.6
Sureties and guarantees (4)	852,377	742,835	659,894	1,216,084	3,185,930	17,639,057	24,296,177	16.7	18,470,519	14.7	14,791,359	14.4
Overall total on December 31, 2007	18,104,299	11,219,185	9,343,435	18,021,773	24,644,823	64,301,731	145,635,246	100.0
Overall total on September 30, 2007	15,402,636	11,075,679	9,310,497	15,843,667	20,336,240	53,421,192			125,389,911	100.0
Overall total on December 31, 2006	12,778,427	9,259,940	7,929,033	14,991,718	17,014,081	40,764,895					102,738,094	100.0

	R$ thousand

	Abnormal course

	Past due installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	2007				2006

						Total on December 31 (B)	% (5)	Total on September 30 (B)	% (5)	Total on December 31 (B)	% (5)

Discounted trade receivables and other loans	442,599	379,156	423,035	809,709	1,031,148	3,085,647	76.6	2,931,484	76.4	2,378,446	73.3
Financings	227,482	157,114	79,682	171,098	159,050	794,426	19.7	778,296	20.3	697,113	21.5
Rural and agribusiness loans	4,147	11,650	4,013	5,856	4,781	30,447	0.8	24,711	0.6	70,884	2.2
Subtotal	674,228	547,920	506,730	986,663	1,194,979	3,910,520	97.1	3,734,491	97.3	3,146,443	97.0
Leasing operations	15,236	11,299	5,113	9,179	7,630	48,457	1.2	46,203	1.2	33,822	1.0
Advances on foreign exchange contracts (1)	3,824	2,465	383	1,219	6,966	14,857	0.4	26,263	0.7	21,921	0.7
Subtotal	693,288	561,684	512,226	997,061	1,209,575	3,973,834	98.7	3,806,957	99.2	3,202,186	98.7
Other receivables (2)	36,291	1,247	756	930	14,415	53,639	1.3	31,408	0.8	42,559	1.3
Overall total on December 31, 2007	729,579	562,931	512,982	997,991	1,223,990	4,027,473	100.0
Overall total on September 30, 2007	718,295	593,256	497,384	945,453	1,083,977			3,838,365	100.0
Overall total on December 31, 2006	660,325	483,222	478,899	727,667	894,632					3,244,745	100.0

	R$ thousand

	Abnormal course

	Installments falling due

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2007				2006

							Total on December 31 (C)	% (5)	Total on September 30 (C)	% (5)	Total on December 31 (C)	% (5)

Discounted trade receivables and other loans	240,387	200,451	168,546	349,693	451,165	586,605	1,996,847	33.5	2,063,202	36.8	1,799,346	35.8
Financings	268,778	197,690	183,477	486,685	759,306	1,447,976	3,343,912	56.3	3,093,141	55.2	2,789,171	55.5
Rural and agribusiness loans	958	245	302	2,022	2,784	222,941	229,252	3.9	189,275	3.5	258,289	5.1
Subtotal	510,123	398,386	352,325	838,400	1,213,255	2,257,522	5,570,011	93.7	5,345,618	95.5	4,846,806	96.4
Leasing operations	12,334	10,177	10,007	29,115	56,528	212,561	330,722	5.6	242,296	4.3	170,282	3.4
Advances on foreign exchange contracts (1)	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	522,457	408,563	362,332	867,515	1,269,783	2,470,083	5,900,733	99.3	5,587,914	99.8	5,017,088	99.8
Other receivables (2)	5,031	702	696	1,884	3,279	28,235	39,827	0.7	11,310	0.2	10,585	0.2
Total loan operations (3)	527,488	409,265	363,028	869,399	1,273,062	2,498,318	5,940,560	100.0	5,599,224	100.0	5,027,673	100.0
Sureties and guarantees (4)	–	–	–	–	–	–	–	–	–	–	–	–
Overall total on December 31, 2007	527,488	409,265	363,028	869,399	1,273,062	2,498,318	5,940,560	100.0
Overall total on September 30, 2007	466,431	438,746	379,635	872,456	1,237,108	2,204,848			5,599,224	100.0
Overall total on December 31, 2006	416,958	405,737	348,565	800,134	1,134,282	1,921,997					5,027,673	100.0

	R$ thousand

	Overall total

	2007				2006

	Total on December 31 (A+B+C)	% (5)	Total on September 30 (A+B+C)	% (5)	Total on December 31 (A+B+C)	% (5)

Discounted trade receivables and other loans	60,791,362	39.0	52,775,531	39.1	43,154,547	39.0
Financings	45,777,096	29.4	41,522,688	30.8	35,346,981	31.8
Rural and agribusiness loans	9,197,117	5.9	9,007,926	6.7	7,598,590	6.8
Subtotal	115,765,575	74.3	103,306,145	76.6	86,100,118	77.6
Leasing operations	8,207,763	5.3	6,319,489	4.7	3,911,398	3.5
Advances on foreign exchange contracts (1)	6,782,315	4.4	6,209,937	4.6	5,703,150	5.1
Subtotal	130,755,653	84.0	115,835,571	85.9	95,714,666	86.2
Other receivables (2)	551,449	0.4	521,410	0.4	504,487	0.5
Total loan operations (3)	131,307,102	84.4	116,356,981	86.3	96,219,153	86.7
Sureties and guarantees (4)	24,296,177	15.6	18,470,519	13.7	14,791,359	13.3
Overall total on December 31, 2007	155,603,279	100.0
Overall total on September 30, 2007			134,827,500	100.0
Overall total on December 31, 2006					111,010,512	100.0

(1) Advances on foreign exchange contracts are recorded as a reduction of the item “Other Liabilities”;
(2) The item “Other Receivables” comprise receivables on sureties and guarantees honored, receivables on purchase of assets, securities and credit instruments receivable, income receivable on foreign exchange contracts and receivables arising from export contracts;
(3) Total loan operations include financing of credit card operations and operations for prepaid credit card receivables in the amount of R$6,744,924 thousand (September 30, 2007 – R$5,291,296 thousand and December 31, 2006 – R$2,847,450 thousand) . Other receivables relating to credit cards in the amount of R$5,804,398 thousand (September 30, 2007 – R$5,266,227 thousand and December 31, 2006 – R$5,215,435 thousand) are classified in the item “Other Receivables – Sundry” and presented in Note 11b;
(4) Amounts recorded in memorandum account, which include R$2,310,826 thousand referring to operations in which the beneficiary is Banco Bradesco S.A. Grand Cayman Branch; and
(5) Ratio between type and total portfolio with sureties and guarantees.

b) By type and risk level

Loan Operations	R$ thousand

	Risk Levels

	AA	A	B	C	D	E	F	G	H	2007				2006

										Total on December 31%		Total on September 30%		Total on December 31%

Discounted trade
receivables and other
loans	13,328,896	27,706,583	5,789,736	8,340,149	1,086,035	618,743	475,424	470,202	2,975,594	60,791,362	46.3	52,775,531	45.5	43,154,547	44.9
Financings	4,735,230	24,522,265	5,307,002	9,234,994	514,108	256,611	189,420	149,598	867,868	45,777,096	34.9	41,522,688	35.7	35,346,981	36.7
Rural and agribusiness
loans	365,088	3,755,954	1,157,055	3,127,466	331,206	108,307	128,359	125,583	98,099	9,197,117	7.0	9,007,926	7.7	7,598,590	7.9
Subtotal	18,429,214	55,984,802	12,253,793	20,702,609	1,931,349	983,661	793,203	745,383	3,941,561	115,765,575	88.2	103,306,145	88.9	86,100,118	89.5
Leasing operations	182,636	3,722,141	1,761,168	2,315,081	68,408	29,637	33,068	13,671	81,953	8,207,763	6.2	6,319,489	5.4	3,911,398	4.1
Advances on foreign
exchange contracts	4,167,430	1,182,165	1,041,829	360,727	19,645	1,120	2,173	–	7,226	6,782,315	5.2	6,209,937	5.3	5,703,150	5.9
Subtotal	22,779,280	60,889,108	15,056,790	23,378,417	2,019,402	1,014,418	828,444	759,054	4,030,740	130,755,653	99.6	115,835,571	99.6	95,714,666	99.5
Other receivables	152,965	93,953	136,372	67,463	40,994	4,880	10,640	341	43,841	551,449	0.4	521,410	0.4	504,487	0.5
Overall total on
December 31, 2007	22,932,245	60,983,061	15,193,162	23,445,880	2,060,396	1,019,298	839,084	759,395	4,074,581	131,307,102	100.0
%	17.4	46.4	11.6	17.9	1.6	0.8	0.6	0.6	3.1	100.0
Overall total on
September 30, 2007	19,592,133	54,854,899	13,236,164	20,259,111	1,980,698	959,590	850,087	776,861	3,847,438			116,356,981	100.0
%	16.9	47.1	11.4	17.4	1.7	0.8	0.7	0.7	3.3			100.0
Overall total on
December 31, 2006	18,539,376	43,816,013	9,651,486	16,624,305	1,830,900	825,514	777,056	806,524	3,347,979					96,219,153	100.0
%	19.3	45.5	10.0	17.3	1.9	0.9	0.8	0.8	3.5					100.0

c) Maturity ranges and risk level

	R$ thousand

	Risk Levels

	Abnormal course operations

	AA	A	B	C	D	E	F	G	H	2007				2006

										Total on December 31%		Total on September 30%		Total on December 31%

Installments Falling Due	–	–	1,587,613	1,503,546	615,421	465,416	348,995	287,352	1,132,217	5,940,560	100.0	5,599,224	100.0	5,027,673	100.0
1 to 30	–	–	162,087	156,712	43,722	28,768	25,647	18,821	91,731	527,488	8.9	466,431	8.3	416,958	8.3
31 to 60	–	–	108,562	112,030	39,214	26,568	20,289	17,667	84,935	409,265	6.9	438,746	7.8	405,737	8.1
61 to 90	–	–	100,018	104,841	32,119	22,492	16,754	14,888	71,916	363,028	6.1	379,635	6.8	348,565	6.9
91 to 180	–	–	224,785	219,109	86,524	60,747	45,097	40,341	192,796	869,399	14.6	872,456	15.6	800,134	15.9
181 to 360	–	–	333,700	325,719	126,015	88,427	62,796	56,030	280,375	1,273,062	21.4	1,237,108	22.1	1,134,282	22.6
More than 360	–	–	658,461	585,135	287,827	238,414	178,412	139,605	410,464	2,498,318	42.1	2,204,848	39.4	1,921,997	38.2

Past Due Installments	–	–	230,247	419,452	334,499	316,378	275,201	299,263	2,152,433	4,027,473	100.0	3,838,365	100.0	3,244,745	100.0
1 to 14	–	–	44,475	89,094	22,548	12,684	9,084	7,863	46,903	232,651	5.8	257,572	6.7	187,461	5.8
15 to 30	–	–	170,827	114,118	59,595	27,914	24,140	15,341	84,993	496,928	12.3	460,723	12.0	472,864	14.6
31 to 60	–	–	14,945	208,281	102,660	55,747	31,395	25,811	124,092	562,931	14.0	593,256	15.5	483,222	14.9
61 to 90	–	–	–	5,930	142,754	77,529	45,940	38,792	202,037	512,982	12.7	497,384	13.0	478,899	14.8
91 to 180	–	–	–	2,029	6,942	139,586	160,947	205,652	482,835	997,991	24.8	945,453	24.6	727,667	22.3
181 to 360	–	–	–	–	–	2,918	3,695	5,804	1,163,536	1,175,953	29.2	1,044,459	27.2	820,352	25.3
More than 360	–	–	–	–	–	–	–	–	48,037	48,037	1.2	39,518	1.0	74,280	2.3

Subtotal	–	–	1,817,860	1,922,998	949,920	781,794	624,196	586,615	3,284,650	9,968,033	–	9,437,589	–	8,272,418	–

Specific provision	–	–	18,178	57,690	94,992	234,545	312,098	410,630	3,284,650	4,412,783	–	4,196,308	–	3,635,341	–

	R$ thousand

	Risk Level

	Normal course operations

	AA	A	B	C	D	E	F	G	H	2007				2006

										Total on December 31%		Total on September 30%		Total on December 31%

Installments Falling Due	22,932,245	60,983,061	13,375,302	21,522,882	1,110,476	237,504	214,888	172,780	789,931	121,339,069	100.0	106,919,392	100.0	87,946,735	100.0
1 to 30	4,075,576	8,898,084	1,368,272	2,543,770	187,313	29,472	19,672	14,324	115,439	17,251,922	14.2	14,646,970	13.7	12,350,343	14.1
31 to 60	1,800,796	5,554,257	960,092	1,973,164	82,759	15,920	10,230	7,359	71,773	10,476,350	8.6	10,524,906	9.9	8,897,561	10.1
61 to 90	2,008,905	4,026,568	913,892	1,606,786	52,426	12,619	9,218	6,064	47,063	8,683,541	7.2	8,810,398	8.2	7,123,374	8.1
91 to 180	3,504,852	8,003,825	2,009,577	3,001,676	103,727	32,131	20,985	14,941	113,975	16,805,689	13.8	14,455,774	13.5	14,179,409	16.1
181 to 360	4,033,759	10,790,347	2,194,768	4,071,310	138,245	42,186	26,733	18,649	142,896	21,458,893	17.7	18,481,881	17.3	15,366,720	17.5
More than 360	7,508,357	23,709,980	5,928,701	8,326,176	546,006	105,176	128,050	111,443	298,785	46,662,674	38.5	39,999,463	37.4	30,029,328	34.1
Generic Provision	–	304,914	133,742	645,686	111,048	71,245	107,444	120,946	789,931	2,284,956		2,120,317		1,910,790
Overall total on
December 31, 2007	22,932,245	60,983,061	15,193,162	23,445,880	2,060,396	1,019,298	839,084	759,395	4,074,581	131,307,102
Existing provision	–	305,570	153,700	974,440	544,301	492,881	562,068	718,275	4,074,581	7,825,816
Minimum required
provision	–	304,914	151,920	703,376	206,040	305,790	419,542	531,576	4,074,581	6,697,739
Additional provision	–	656	1,780	271,064	338,261	187,091	142,526	186,699	–	1,128,077
Overall total on
September 30, 2007	19,592,133	54,854,899	13,236,164	20,259,111	1,980,698	959,590	850,087	776,861	3,847,438			116,356,981
Existing provision	–	274,896	134,332	874,700	525,868	466,183	570,522	734,392	3,847,438			7,428,331
Minimum required
provision	–	274,272	132,350	607,773	198,070	287,879	425,044	543,799	3,847,438			6,316,625
Additional provision	–	624	1,982	266,927	327,798	178,304	145,478	190,593	–			1,111,706
Overall total on
December 31, 2006	18,539,376	43,816,013	9,651,486	16,624,305	1,830,900	825,514	777,056	806,524	3,347,979					96,219,153
Existing provision	–	219,762	125,835	775,941	483,106	407,605	513,845	771,965	3,347,979					6,646,038
Minimum required
provision	–	219,080	96,505	498,729	183,090	247,654	388,528	564,566	3,347,979					5,546,131
Additional provision	–	682	29,330	277,212	300,016	159,951	125,317	207,399	–					1,099,907

d) Concentration of loan operations

						R$ thousand

	2007				2006

	December 31%		September 30%		December 31%

Largest borrower	916,619	0.7	755,530	0.6	1,143,049	1.2
10 largest borrowers	7,188,171	5.5	6,514,242	5.6	5,979,499	6.2
20 largest borrowers	11,803,479	9.0	10,776,139	9.3	9,287,341	9.7
50 largest borrowers	20,530,279	15.6	17,758,482	15.3	15,473,148	16.1
100 largest borrowers	27,069,657	20.6	23,268,445	20.0	20,597,433	21.4

e) By economic activity sector

						R$ thousand

	2007				2006

	December 31%		September 30%		December 31%

Public Sector	900,750	0.7	925,623	0.8	939,657	1.0
Federal Government	427,910	0.3	450,527	0.4	494,218	0.5
Petrochemical	293,712	0.2	318,782	0.3	342,093	0.3
Financial intermediary	134,198	0.1	131,745	0.1	152,125	0.2
State Government	470,261	0.4	472,458	0.4	442,740	0.5
Production and distribution of electric power	470,261	0.4	472,458	0.4	442,740	0.5
Municipal Government	2,579	–	2,638	–	2,699	–
Direct administration	2,579	–	2,638	–	2,699	–
Private sector	130,406,352	99.3	115,431,358	99.2	95,279,496	99.0
Manufacturing	31,400,607	23.9	28,764,620	24.7	24,392,791	25.3
Food and beverage	8,300,624	6.3	8,048,356	6.9	5,679,747	5.9
Steel, metallurgy and mechanics	4,659,096	3.5	4,040,426	3.5	3,712,917	3.9
Chemical	4,092,483	3.1	3,332,216	2.9	2,894,033	3.0
Textiles and clothing	1,701,269	1.3	1,424,326	1.2	1,104,973	1.1
Light and heavy vehicles	1,673,277	1.3	1,986,093	1.7	1,897,900	2.0
Pulp and paper	1,646,425	1.3	1,719,881	1.5	1,949,233	2.0
Extraction of metallic and non-metallic ores	1,582,503	1.2	1,356,699	1.2	1,602,554	1.7
Rubber and plastic articles	1,415,783	1.1	1,220,940	1.0	1,061,282	1.1
Leather articles	1,148,865	0.9	969,889	0.8	466,570	0.5
Electric and electronic products	980,211	0.7	852,750	0.7	698,088	0.7
Automotive parts and accessories	894,894	0.7	698,486	0.6	614,933	0.6
Furniture and wood products	835,968	0.6	746,217	0.6	677,558	0.7
Oil refining and production of alcohol	697,490	0.5	541,842	0.5	448,620	0.5
Non-metallic materials	529,872	0.4	499,746	0.4	489,006	0.5
Publishing, printing and reproduction	523,381	0.4	466,469	0.4	427,068	0.4
Other industries	718,466	0.6	860,284	0.8	668,309	0.7
Commerce	18,724,469	14.3	15,807,536	13.6	13,452,314	13.9
Products in specialty stores	4,399,588	3.4	3,846,080	3.3	3,518,204	3.7
Food products, beverage and tobacco	2,650,017	2.0	2,057,090	1.8	1,686,150	1.8
Grooming and household articles	1,699,253	1.3	1,494,525	1.3	1,286,304	1.3
Non-specialized retailer	1,490,554	1.1	1,099,622	0.9	852,420	0.9
Self-propelled vehicles	1,460,561	1.1	1,064,056	0.9	1,005,201	1.0
Clothing and footwear	1,277,252	1.0	1,088,036	0.9	981,678	1.0
Repair, parts and accessories for
self-propelled vehicles	1,012,324	0.8	794,404	0.7	720,999	0.7
Residues and scrap	987,769	0.8	774,783	0.7	710,169	0.7
Wholesale of goods in general	891,156	0.7	865,035	0.7	745,462	0.8
Fuel	796,074	0.6	699,483	0.6	616,158	0.6
Agricultural products	728,951	0.6	707,194	0.6	533,766	0.6
Trade intermediary	657,092	0.5	556,845	0.5	462,627	0.5
Other commerce	673,878	0.4	760,383	0.7	333,176	0.3

						R$ thousand

	2007				2006

	December 31%		September 30%		December 31%

Financial intermediaries	1,049,740	0.8	342,383	0.3	462,348	0.5
Services	24,134,845	18.4	19,654,639	16.9	16,054,191	16.7
Transport and storage	6,089,898	4.6	5,379,408	4.6	4,388,032	4.6
Civil construction	3,876,247	3.0	3,583,940	3.1	2,457,171	2.6
Real estate activities, rentals and corporate services	3,769,857	2.9	2,730,572	2.4	2,502,301	2.6
Production and distribution of electric power, gas and
water	2,058,260	1.6	1,238,317	1.1	1,768,549	1.8
Social services, education, health,
defense and social security	1,368,338	1.0	1,174,720	1.0	1,001,358	1.0
Telecommunications	1,250,161	1.0	871,848	0.7	1,206,054	1.2
Holding companies, legal, accounting
and business advisory services	1,017,126	0.8	631,197	0.5	551,728	0.6
Clubs, leisure, cultural and sports activities	926,902	0.7	825,722	0.7	639,357	0.7
Hotel and catering	714,603	0.5	585,477	0.5	406,554	0.4
Other services	3,063,453	2.3	2,633,438	2.3	1,133,087	1.2
Agribusiness, fishing, forestry
development and management	1,622,899	1.2	1,577,513	1.4	1,306,664	1.4
Individuals	53,473,792	40.7	49,284,667	42.3	39,611,188	41.2
Total	131,307,102	100.0	116,356,981	100.0	96,219,153	100.0

f) Breakdown of loan operations and allowance for doubtful accounts

Risk Level	R$ thousand

	Portfolio balance

	Abnormal course			Normal course	Total	%	2007		2006

	Past due	Falling due	Total – abnormal course				%	%	%
							December	September	December
							31	30	31
							YTD	YTD	YTD

AA	–	–	–	22,932,245	22,932,245	17.4	17.4	16.9	19.3
A	–	–	–	60,983,061	60,983,061	46.4	63.8	64.0	64.8
B	230,247	1,587,613	1,817,860	13,375,302	15,193,162	11.6	75.4	75.4	74.8
C	419,452	1,503,546	1,922,998	21,522,882	23,445,880	17.9	93.3	92.8	92.1
Subtotal	649,699	3,091,159	3,740,858	118,813,490	122,554,348	93.3
D	334,499	615,421	949,920	1,110,476	2,060,396	1.6	94.9	94.5	94.0
E	316,378	465,416	781,794	237,504	1,019,298	0.8	95.7	95.3	94.9
F	275,201	348,995	624,196	214,888	839,084	0.6	96.3	96.0	95.7
G	299,263	287,352	586,615	172,780	759,395	0.6	96.9	96.7	96.5
H	2,152,433	1,132,217	3,284,650	789,931	4,074,581	3.1	100.0	100.0	100.0
Subtotal	3,377,774	2,849,401	6,227,175	2,525,579	8,752,754	6.7
Total on December 31, 2007	4,027,473	5,940,560	9,968,033	121,339,069	131,307,102	100.0
%	3.1	4.5	7.6	92.4	100.0
Total on September 30, 2007	3,838,365	5,599,224	9,437,589	106,919,392	116,356,981
%	3.3	4.8	8.1	91.9	100.0
Total on December 31, 2006	3,244,745	5,027,673	8,272,418	87,946,735	96,219,153
%	3.4	5.2	8.6	91.4	100.0

Risk level	R$ thousand

	Provision

	Minimum requirement						Additional	Existing	2007		2006

	% minimum required provision	Specific			Generic	Total			%	%	%

		Past due	Falling due	Total specific					on	on	on
									December	September	December
									31	30	31
									(1)	(1)	(1)

AA	0.0	–	–	–	–	–	–	–	–	–	–
A	0.5	–	–	–	304,914	304,914	656	305,570	0.5	0.5	0.5
B	1.0	2,302	15,876	18,178	133,742	151,920	1,780	153,700	1.0	1.0	1.3
C	3.0	12,584	45,106	57,690	645,686	703,376	271,064	974,440	4.2	4.3	4.7
Subtotal		14,886	60,982	75,868	1,084,342	1,160,210	273,500	1,433,710	1.2	1.2	1.3
D	10.0	33,450	61,542	94,992	111,048	206,040	338,261	544,301	26.4	26.5	26.4
E	30.0	94,920	139,625	234,545	71,245	305,790	187,091	492,881	48.4	48.6	49.4
F	50.0	137,601	174,497	312,098	107,444	419,542	142,526	562,068	67.0	67.1	66.1
G	70.0	209,484	201,146	410,630	120,946	531,576	186,699	718,275	94.6	94.5	95.7
H	100.0	2,152,433	1,132,217	3,284,650	789,931	4,074,581	–	4,074,581	100.0	100.0	100.0
Subtotal		2,627,888	1,709,027	4,336,915	1,200,614	5,537,529	854,577	6,392,106	73.0	73.0	72.8
Total on
December 31, 2007		2,642,774	1,770,009	4,412,783	2,284,956	6,697,739	1,128,077	7,825,816	6.0
%		33.8	22.6	56.4	29.2	85.6	14.4	100.00
Total on
September 30, 2007		2,472,545	1,723,763	4,196,308	2,120,317	6,316,625	1,111,706	7,428,331		6.4
%		33.3	23.2	56.5	28.5	85.0	15.0	100.0
Total on
December 31, 2006		2,079,042	1,556,299	3,635,341	1,910,790	5,546,131	1,099,907	6,646,038			6.9
%		31.2	23.4	54.6	28.9	83.5	16.5	100.0

(1) Ratio between existing provision and portfolio by risk level.

g) Movement of allowance for doubtful accounts

	R$ thousand

	2007			2006

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Opening Balance	7,428,331	7,032,504	6,646,038	4,958,649
– Specific provision (1)	4,196,308	3,855,990	3,635,341	2,287,589
– Generic provision (2)	2,120,317	2,066,257	1,910,790	1,657,570
– Additional provision (3)	1,111,706	1,110,257	1,099,907	1,013,490
Amount recorded	1,555,779	1,438,305	5,497,709	4,412,413
Amount written-off	(1,158,294)	(1,105,100)	(4,389,332)	(2,826,589)
Balance derived from acquired institutions (4)	–	62,622	71,401	101,565
Closing balance	7,825,816	7,428,331	7,825,816	6,646,038
– Specific provision (1)	4,412,783	4,196,308	4,412,783	3,635,341
– Generic provision (2)	2,284,956	2,120,317	2,284,956	1,910,790
– Additional provision (3)	1,128,077	1,111,706	1,128,077	1,099,907

(1) For operations with installments overdue for more than 14 days;
(2) Recorded based on the customer/transaction classification and accordingly not included in the preceding item;
(3) The additional provision is recorded based on Management's experience and expected collection of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general loan risks, as well as the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution no. 2,682. The additional provision per customer was classified according to the corresponding risk levels (Note 10f); and

(4) Comprises BMC and Credifar in 2007; and Banco BEC S.A. and Amex Brasil in 2006.

h) Recovery and renegotiation

Expenses from allowance for doubtful accounts, net of recoveries of written-off credits.

	R$ thousand

	2007			2006

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Amount recorded	1,555,779	1,438,305	5,497,709	4,412,413
Amount recovered (1)	(288,300)	(197,274)	(881,602)	(637,645)
Expense net of recoveries	1,267,479	1,241,031	4,616,107	3,774,768

(1) Classified in income on loan operations (Note 10j).

i) Movement of renegotiated portfolio

	R$ thousand

	2007			2006

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Opening balance	2,728,513	2,826,490	2,708,521	2,020,341
– Amount renegotiated	601,305	614,038	2,458,635	2,613,210
– Amount received	(406,152)	(461,197)	(1,581,972)	(1,436,867)
– Amount written-off	(240,669)	(250,818)	(902,187)	(488,163)
Closing balance	2,682,997	2,728,513	2,682,997	2,708,521
Allowance for doubtful accounts	1,781,375	1,787,457	1,781,375	1,732,083
Percentage on portfolio	66.4%	65.5%	66.4%	63.9%

j) Income on loan and leasing operations

	R$ thousand

	2007			2006

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Discounted trade receivables and other loans	3,516,684	3,308,766	13,072,507	11,805,508
Financings	2,010,318	1,910,375	7,556,194	7,274,885
Rural and agribusiness loans	257,774	234,126	861,923	690,432
Subtotal	5,784,776	5,453,267	21,490,624	19,770,825
Recovery of credits written-off as loss	288,300	197,274	881,602	637,645
Allocation of exchange variation of branches and subsidiaries abroad	(262,381)	(335,427)	(1,315,780)	(353,350)
Subtotal	5,810,695	5,315,114	21,056,446	20,055,120
Leasing, net of expenses	282,614	245,981	908,424	645,102
Total	6,093,309	5,561,095	21,964,870	20,700,222

11) Other Receivables

a) Foreign exchange portfolio

   Balance sheet accounts

	R$ thousand

	2007		2006

	December	September	December
	31	30	31

Assets – other receivables
Exchange purchases pending settlement	7,829,612	8,119,361	6,691,337
Foreign exchange acceptances and term documents in foreign currencies	6,831	6,632	8,132
Exchange sale receivables	2,020,690	3,741,824	1,308,768
(-) Advances in domestic currency received	(138,676)	(345,093)	(141,701)
Income receivable on advances granted	118,275	98,260	79,526
Total	9,836,732	11,620,984	7,946,062
Liabilities – other liabilities
Exchange sales pending settlement	2,016,944	3,727,283	1,308,476
Exchange purchase payables	8,222,890	8,557,374	6,754,564
(-) Advances on foreign exchange contracts	(6,782,315)	(6,209,937)	(5,703,150)
Other	9,670	16,012	26,927
Total	3,467,189	6,090,732	2,386,817
Net foreign exchange portfolio	6,369,543	5,530,252	5,559,245
Memorandum accounts
Imports loans	360,883	291,367	241,508
Confirmed exports loans	27,670	21,574	20,168

Exchange results

Breakdown of results of foreign exchange transactions adjusted to facilitate presentation

	R$ thousand

	2007			2006

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Foreign exchange operations result	231,895	121,888	646,352	729,647
Adjustments:
– Income on foreign currency financing (1)	22,486	4,916	36,402	130,826
– Income on export financing (1)	20,690	18,961	64,769	50,824
– Income on foreign investments (2)	(22,929)	32,688	13,559	182,490
– Expenses from liabilities with foreign bankers (3) (Note 17c)	(124,998)	(16,253)	(159,164)	(793,458)
– Other	(14,378)	(60,977)	(224,392)	44,801
Total adjustments	(119,129)	(20,665)	(268,826)	(384,517)
Adjusted foreign exchange operations result	112,766	101,223	377,526	345,130

(1) Classified in the item “Income on loan operations”;
(2) Demonstrated in the item “Income on securities transactions”; and
(3) Related to funds from financing advances on foreign exchange contracts and import financing, classified in the item “Expenses from borrowings and onlendings”.

b) Sundry

	R$ thousand

	2007		2006

	December	September	December
	31	30	31

Tax credits (Note 34c)	8,767,600	8,674,883	7,265,972
Credit card operations	5,804,398	5,266,227	5,215,435
Borrowers by escrow deposits	4,626,939	4,311,851	3,621,636
Prepaid taxes	1,105,867	1,025,425	878,607
Sundry borrowers	1,043,227	832,562	756,215
Receivable securities and credits	936,997	691,198	623,681
Payments to be reimbursed	466,635	521,615	469,174
Borrowers due to purchase of assets	173,651	173,237	224,310
Other	140,014	227,326	260,234
Total	23,065,328	21,724,324	19,315,264

12) Other Assets

a) Non-operating assets/others

					R$ thousand

	Cost		Residual value

		Provision	2007		2006

		for losses	December	September	December
			31	30	31

Real estate	152,041	(39,092)	112,949	117,740	101,317
Goods subject to special conditions	90,367	(90,367)	–	–	–
Vehicles and similar	112,595	(36,529)	76,066	72,509	54,801
Inventories/storehouse	15,920	–	15,920	16,747	18,247
Machinery and equipment	11,404	(6,718)	4,686	5,629	4,015
Other	7,529	(6,391)	1,138	1,098	1,128
Total on December 31,2007	389,856	(179,097)	210,759
Total on September 30, 2007	392,095	(178,372)		213,723
Total on December 31, 2006	369,099	(189,591)			179,508

b) Prepaid expenses

	R$ thousand

	2007		2006

	December	September	December
	31	30	31

Commission on the placement of financing (1)	1,477,887	1,237,016	789,433
Partnership agreement in the rendering of banking services (2)	1,252,510	647,700	539,671
Insurance selling expenses (3)	270,619	311,561	285,574
Advertising expenses (4)	109,587	94,400	50,951
Insurance expenses and other costs on funding abroad (5)	54,297	56,114	74,080
Other	24,336	35,700	54,597
Total	3,189,236	2,382,491	1,794,306

(1) Commissions paid to storekeepers and car dealers;
(2) Amounts paid for acquisition of right to provide banking services;
(3) Commissions paid to insurance brokers on trade of insurance, private pension plans and certificated savings plans products;
(4) Prepaid advertising expenses, whose disclosure in the media will occur in the future; and
(5) Prepaid insurance expenses and other costs when contracting funding from foreign bankers/investors.

13) Investments

a) Movement of investments in branches and direct and indirect subsidiaries abroad, which were fully eliminated upon consolidation of the financial statements

	R$ thousand

Investments in branches and subsidiaries abroad	Balance on 12.31.2006	Movement in the period (1)	Balance on 12.31.2007	Balance on 9.30.2007

Banco Bradesco S.A. Grand Cayman Branch	7,946,515	(1,034,421)	6,912,094	6,964,102
Bradport SGPS, Sociedade Unipessoal, Lda.	525,089	12,073	537,162	562,115
Banco Bradesco S.A. New York Branch	339,581	(40,711)	298,870	304,029
Banco Bradesco Luxembourg S.A.	306,517	(38,065)	268,452	275,267
Banco BMC S.A. Grand Cayman Branch	–	77,831	77,831	79,693
Cidade Capital Markets Limited	72,749	(8,848)	63,901	65,333
Bradesco Securities, Inc.	48,369	(10,835)	37,534	38,505
Banco Bradesco Argentina S.A.	35,952	18,469	54,421	56,119
Banco Bradesco S.A. Nassau Branch	–	43,215	43,215	27,779
Banco Boavista S.A. Nassau Branch	18,836	(18,836)	–	16,676
Bradesco Argentina de Seguros S.A.	10,408	4,419	14,827	13,121
Bradesco International Health Service, Inc.	177	(177)	–	238
Imagra Overseas Ltd. (Amex Brasil)	1,842	(300)	1,542	1,584
Total	9,306,035	(996,186)	8,309,849	8,404,561

(1) Represented by the exchange loss variation in the amount of R$1,487,255 thousand, positive equity accounting in the amount of R$230,116 thousand, negative mark-to-market adjustment of securities available for sale in the amount of R$21,999 thousand, acquisitions in the amount of R$283,190 thousand and sale in the amount of R$238 thousand.

b) Breakdown of investments in the consolidated financial statements

Affiliated companies	R$ thousand

	2007		2006

	December	September	December
	31	30	31

– IRB-Brasil Resseguros S.A.	410,988	398,572	354,409
– BES Investimento do Brasil S.A.	41,334	24,954	22,742
– NovaMarlim Participações S.A.	9,677	12,417	15,088
– Marlim Participações S.A.	5,764	7,747	10,524
– Other	181	197	270
Total in affiliated companies	467,944	443,887	403,033
– Tax incentives	333,464	329,346	328,131
Other investments	153,901	191,715	323,437
Provision for:
Tax incentives	(293,469)	(291,003)	(290,968)
Other investments	(57,764)	(69,181)	(67,051)
Overall total of consolidated investments	604,076	604,764	696,582

c) The adjustments resulting from the evaluation of investments by the equity accounting method were recorded in income under “Equity in the earnings of affiliated companies” and corresponded, in the period ended December 31, 2007, – R$42,268 thousand (December 31, 2006 – R$72,324 thousand), 4th quarter of 2007 – R$9,771 thousand (3rd quarter of 2007 – R$16,403 thousand).

Companies	R$ thousand

	Capital stock	Adjusted stockholders´ equity	Number of stocks/		Consolidated ownership on capital stock	Adjusted net income/ (loss)	Adjustment resulting from evaluation (4)
			quotas held (thousands)

			Common	Preferred			2007			2006

							4th Qtr	3rd Qtr	December 31 YTD	December 31 YTD

IRB-Brasil Resseguros S.A. (1)	1,030,000	1,934,642	–	212	24.24%	160,474	9,029	14,967	38,899	32,018
NovaMarlim Participações S.A. (1)	48,263	56,356	22,100	–	17.17%	13,337	455	491	2,290	5,331
Marlim Participações S.A. (1)	37,789	48,699	10,999	21,998	11.84%	(12,095)	264	159	(1,432)	4,723
BES Investimento do Brasil S.A. – Banco de
Investimento (1)	80,000	206,671	7,992	7,992	19.99%	14,697	127	937	2,938	4,907
American BankNote S.A. (2)	–	–	–	–	–	–	–	–	–	2,113
Bradesco Templeton Asset Management Ltda. (3)	–	–	–	–	–	–	–	–	–	23,627
Other companies	–	–	–	–	–	–	(104)	(151)	(427)	(395)
Total of non-consolidated investees							9,771	16,403	42,268	72,324

(1) Unaudited data related to November 30, 2007;
(2) Investment transferred to current assets and partially sold in 2006;
(3) Investment sold in July 2006; and
(4) Adjustment resulting from evaluation considers results recorded by the companies as from their acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable.

14) Property, Plant and Equipment in use and Leased Assets

Stated at acquisition cost. Depreciation is calculated on the straight-line method at annual rates, which take into consideration the economic useful lives of the assets.

	R$ thousand

	Annual rate	Cost	Depreciation	Residual value

				2007		2006

				December	September	December
				31	30	31

Real estate in use:
– Buildings	4%	658,950	(373,468)	285,482	230,237	293,573
– Land	–	417,103	–	417,103	419,168	406,980
Facilities, furniture and equipment in use	10%	2,343,951	(1,352,074)	991,877	950,199	908,395
Security and communications systems	10%	152,514	(93,629)	58,885	62,939	48,815
Data processing systems	20 to 50%	1,753,782	(1,304,232)	449,550	450,719	424,501
Transport systems	20%	31,660	(16,265)	15,395	17,331	15,564
Construction in progress	–	65,786	–	65,786	65,224	38,955
Subtotal		5,423,746	(3,139,668)	2,284,078	2,195,817	2,136,783
Leased assets	–	20,777	(9,356)	11,421	12,695	16,136
Total on December 31, 2007		5,444,523	(3,149,024)	2,295,499
Total on September 30, 2007		5,314,926	(3,106,414)		2,208,512
Total on December 31, 2006		5,182,700	(3,029,781)			2,152,919

Property, plant and equipment in use of Bradesco Organization present an unrecorded increment of R$1,251,168 thousand (September 30, 2007 – R$1,191,596 thousand and December 31, 2006 – R$1,157,601 thousand) based on appraisal reports prepared by independent experts in 2007, 2006 and 2005.

The fixed assets to stockholders’ equity ratio, in relation to “economic-financial consolidated” reference stockholders’ equity is 14.46% (September 30, 2007 – 14.72% and December 31, 2006 12.23%), and the “financial consolidated” basis is 45.81% (September 30, 2007 – 48.94% and December 31, 2006 – 48.01%), within the maximum 50% limit.

The difference between the fixed assets to stockholders’ equity ratio of the “economic-financial consolidated” and of the “financial consolidated” derives from the existence of non-financial subsidiaries which have high liquidity and low fixed assets to stockholders’ equity ratio, with the consequent increase in the fixed assets to stockholders’ equity ratio of the “consolidated financial”. Whenever necessary, we may reallocate the funds for the financial companies through the payment of dividends/interest on own capital to financial companies or corporate reorganization between the financial and non-financial companies, thus allowing the improvement of that ratio.

15) Deferred Charges

a) Goodwill

In 2007, goodwill calculated by the acquisition of investments in the amount of R$952,543 thousand was fully amortized.

In the 2nd half of 2006, the existing goodwill was reviewed by the Management Bodies and according to the Board of Directors’ resolution as of September 18, 2006 and purpose of notice to stockholders on this same date, the referred goodwill, which corresponded to R$2,108,723 thousand, was fully amortized. The Board of Directors’ proposals of this date were approved by the Special Stockholders’ Meeting held on October 5, 2006.

b) Other deferred charges

	R$ thousand

	Cost	Amortization	Residual value

			2007		2006

			December	September	December
			31	30	31

Systems development	1,829,601	(1,061,867)	767,734	722,612	641,191
Other deferred expenditures	20,618	(17,766)	2,852	3,151	1,758
Total on December 31,2007	1,850,219	(1,079,633)	770,586
Total on September 30, 2007	1,760,250	(1,034,487)		725,763
Total on December 31, 2006	1,593,771	(950,822)			642,949

16) Deposits, Federal Funds Purchased and Securities Sold Under Agreements to Repurchase and Funds from Issuance of Securities

a) Deposits

	R$ thousand

	2007						2006

	Up to 30	From 31 to	From 181 to	More than	December	September	December
	days	180 days	360 days	360 days	31	30	31

• Demand deposits (1)	28,495,555	–	–	–	28,495,555	22,133,916	20,526,800
• Savings deposits (1)	32,812,974	–	–	–	32,812,974	30,231,187	27,612,587
• Interbank deposits	218,700	82,395	63,413	7,965	372,473	197,100	290,091
• Time deposits (2)	2,301,882	6,423,515	4,473,442	22,518,339	35,717,178	33,483,112	34,924,541
• Other deposits (3)	925,266	–	–	–	925,266	690,754	551,194
Total on December 31,2007	64,754,377	6,505,910	4,536,855	22,526,304	98,323,446
%	65.9	6.6	4.6	22.9	100.0
Total on September 30, 2007	55,522,724	4,356,867	4,639,834	22,216,644		86,736,069
%	64.0	5.0	5.4	25.6		100.0
Total on December 31, 2006	51,245,320	5,807,150	3,477,291	23,375,452			83,905,213
%	61.1	6.9	4.1	27.9			100.0

(1) Classified as up to 30 days without considering average historical turnover;
(2) It considers the maturities established in investments; and
(3) Deposits for investments.

b) Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand

	2007						2006

	Up to 30	From 31 to	From 181 to	More than	December	September	December
	days	180 days	360 days	360 days	31	30	31

Own portfolio	7,677,972	5,508,534	5,738,182	18,940,016	37,864,704	35,048,603	36,595,268
• Government bonds	4,732,400	394,713	283,100	83,961	5,494,174	6,612,542	14,096,197
• Debentures of own issuance	283,335	5,111,860	5,455,082	18,698,339	29,548,616	27,072,933	21,577,017
• Foreign	2,662,237	1,961	–	157,716	2,821,914	1,363,128	922,054
Third party portfolio (1)	29,578,200	–	–	–	29,578,200	25,867,831	3,471,383
Unrestricted notes portfolio (1)	5,512,645	678,100	–	–	6,190,745	7,704,475	7,608,782
Total on December 31, 2007 (2)	42,768,817	6,186,634	5,738,182	18,940,016	73,633,649
%	58.1	8.4	7.8	25.7	100.00
Total on September 30, 2007 (2)	42,064,458	1,406,629	4,961,216	20,188,606		68,620,909
%	61.3	2.0	7.2	29.5		100.0
Total on December 31, 2006 (2)	29,683,675	1,010,056	1,729,448	15,252,254			47,675,433
%	62.3	2.1	3.6	32.0			100.0

(1) Represented by government bonds; and
(2) This includes R$10,197,583 thousand (September 30, 2007 – R$12,106,656 thousand and December 31, 2006 – R$8,770,745 thousand) of funds invested in purchase and sale commitments with Bradesco, the quotaholders of which are subsidiaries composing the consolidated financial statements (Notes 8a and 8b).

c) Funds from issuance of securities

	R$ thousand

	2007						2006

	Up to 30	From 31 to	From 181 to	More than	December	September	December
	days	180 days	360 days	360 days	31	30	31

Securities – Local:
• Exchange acceptances	406	–	–	–	406	671	–
• Mortgage notes	66,177	362,532	472,781	151	901,641	879,461	857,697
• Debentures (1)	–	42,821	–	2,552,100	2,594,921	2,675,167	2,603,194
Subtotal	66,583	405,353	472,781	2,552,251	3,496,968	3,555,299	3,460,891
Securities – Foreign:
• Eurobonds (2)	–	–	–	–	–	–	214,478
• Euronotes (2)	–	–	–	–	–	–	365
• Fixed Rate Note (2)	–	89,528	–	–	89,528	94,900	–
• MTN Program Issues (2)	227,167	268,927	–	224,905	720,999	1,359,533	1,020,335
• Securitization of future flow of money orders
received from abroad (d)	20,590	49,433	50,633	1,785,066	1,905,722	1,273,086	506,080
• Securitization of future flow of credit card bill
receivables from foreign cardholders (d)	773	40,110	41,257	201,425	283,565	314,591	434,130
Subtotal	248,530	447,998	91,890	2,211,396	2,999,814	3,042,110	2,175,388
Total on December 31, 2007	315,113	853,351	564,671	4,763,647	6,496,782
%	4.9	13.1	8.7	73.3	100.0
Total on September 30, 2007	378,224	1,255,336	804,756	4,159,093		6,597,409
%	5.7	19.0	12.3	63.0		100.0
Total on December 31, 2006	307,315	500,879	1,156,207	3,671,878			5,636,279
%	5.5	8.9	20.5	65.1			100.0

(1) This refers to installment of issuances of simple debentures not convertible into stocks of Bradesco Leasing S.A. Arrendamento Mercantil, maturing on May 1, 2011 and has a 102% of CDI remuneration, whose installments referring to interest is classified in the short term; and
(2) These consist of funds obtained from banks abroad, from the issuance of notes in the international market and under National Monetary Council (CMN) Resolution no. 2,770 for:
(i) onlending to local customers, maturing until 2012, under terms which do not exceed those of the funds obtained, with interest payable at LIBOR, plus a spread or prefixed interest; and
(ii) foreign exchange operations for customers, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term.

d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of Specific Purposes Entities (SPEs). These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed through long-term liabilities and settled through the future cash flows of the corresponding assets, which basically comprise:

(i) current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

(ii) current and future flows of credit card receivables arising from expenses made in Brazilian territory by holders of credit cards issued outside Brazil.

The long-term securities issued by the SPEs and sold to investors will be settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of default or if the SPEs’ operations are discontinued.

The funds derived from the sale of current and future money orders and credit card receivables, received by the SPEs, must be maintained in a specific bank account until such time as a specific minimum limit is attained.

We present below the main features of the notes issued by the SPEs:

	R$ thousand

	Issuance	Transaction amount	Maturity	Total

				2007		2006

				December	September	December
				31	30	31

	8.20.2003	595,262	8.20.2010	150,863	187,219	299,737
	7.28.2004	305,400	8.20.2012	142,460	155,292	206,343
	6.11.2007	481,550	5.20.2014	445,868	462,884	–
	6.11.2007	481,550	5.20.2014	456,801	467,691	–
Securitization of future flow of money	12.20.2007	354,260	11.20.2014	354,865	–	–
orders received from abroad	12.20.2007	354,260	11.20.2014	354,865	–	–
Total		2,572,282		1,905,722	1,273,086	506,080
Securitization of future flow of credit card
bills receivables from foreign cardholders
abroad	7.10.2003	800,818	6.15.2011	283,565	314,591	434,130
Total		800,818		283,565	314,591	434,130

e) Expenses with funding and price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plan

	R$ thousand

	2007			2006

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Savings deposits	500,560	503,489	2,001,766	1,908,700
Time deposits	1,145,697	1,114,480	4,684,048	5,286,080
Federal funds purchased and securities sold under agreements to repurchase	1,649,944	1,686,911	6,141,056	4,310,855
Funds from issuance of securities	179,655	181,690	717,862	927,567
Allocation of exchange variation of branches and subsidiaries abroad	(302,021)	(377,479)	(1,729,388)	(671,997)
Other funding expenses	47,915	49,608	181,399	233,506
Subtotal	3,221,750	3,158,699	11,996,743	11,994,711
Expenses for price-level restatement and interest on technical provisions for
insurance, private pension plans and certificated savings plans	1,287,681	1,188,122	4,616,356	4,004,823
Total	4,509,431	4,346,821	16,613,099	15,999,534

17) Borrowings and Onlendings

a) Borrowings

	R$ thousand

	2007						2006

	Up to 30	From 31 to	From 181 to	More than	December	September	December
	days	180 days	360 days	360 days	31	30	31

Local	386	64	77	296	823	892	45,225
• Official institutions	13	64	77	296	450	534	778
• Other institutions	373	–	–	–	373	358	44,447
Foreign	1,251,053	4,193,453	2,273,237	347,264	8,065,007	7,304,410	5,732,681
Total on December 31, 2007	1,251,439	4,193,517	2,273,314	347,560	8,065,830
%	15.5	52.0	28.2	4.3	100.0
Total on September 30, 2007	1,033,071	4,001,084	2,042,312	228,835		7,305,302
%	14.1	54.8	28.0	3.1		100.0
Total on December 31, 2006	1,049,238	2,765,502	1,730,354	232,812			5,777,906
%	18.2	47.9	29.9	4.0			100.0

b) Onlendingss

	R$ thousand

	2007						2006

	Up to 30	From 31 to	From 181 to	More than	December	September	December
	days	180 days	360 days	360 days	31	30	31

Local	610,992	2,158,202	2,590,836	8,726,406	14,086,436	13,425,606	11,640,969
• National Treasury	3	–	50,300	578	50,881	37,833	99,073
• BNDES	200,534	1,034,032	1,255,982	3,657,155	6,147,703	6,127,793	5,532,018
• CEF	1,735	6,001	7,024	86,520	101,280	95,250	69,909
• Finame	408,720	1,117,982	1,277,344	4,981,301	7,785,347	7,163,296	5,938,037
• Other institutions	–	187	186	852	1,225	1,434	1,932
Foreign	3,861	–	1,253,420	–	1,257,281	4,416	170
Total on December 31, 2007	614,853	2,158,202	3,844,256	8,726,406	15,343,717
%	4.0	14.1	25.0	56.9	100.0
Total on September 30, 2007	799,600	2,553,720	2,159,993	7,916,709		13,430,022
%	6.0	19.0	16.1	58.9		100.0
Total on December 31, 2006	372,318	1,777,409	2,552,876	6,938,536			11,641,139
%	3.2	15.3	21.9	59.6			100.0

c) Expenses from borrowings and onlendings

	R$ thousand

	2007			2006

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Borrowings:
• Local	237	197	580	331
• Foreign	29,734	25,245	106,447	112,550
Subtotal borrowings	29,971	25,442	107,027	112,881

Local onlendings:
• National treasury	773	605	3,620	4,094
• BNDES	119,429	121,192	455,616	400,943
• CEF	2,043	1,986	7,570	6,336
• Finame	159,246	159,987	581,809	539,639
• Other institutions	48	11	143	248
Foreign onlendings:
• Payables to foreign bankers (Note 11a)	124,998	16,253	159,164	793,458
• Other expenses with foreign onlendings	(83,673)	(19,121)	(372,173)	(590)
Subtotal onlendings	322,864	280,913	835,749	1,744,128

Allocation of exchange variation of branches and subsidiaries abroad	40,216	48,029	510,445	(37,596)

Total	393,051	354,384	1,453,221	1,819,413

18) Contingent Assets and Liabilities and legal Liabilities – Tax and Social Security

a) Contingent Assets

Contingent assets are not recognized on an accounting basis; however, there are proceedings whose perspective of success is probable. The main ones are:

– Tax on Net Income - (ILL) R$359,410 thousand: it pleads the return, by means of compensation or restitution, of the amounts collected as Tax on Net Income established by article 35 of Law no. 7,713/88, once the referred tax was deemed unconstitutional by the Federal Supreme Court; and

– Social Integration Program - (PIS) R$51,503 thousand: it pleads the compensation of PIS on the Operating Gross Revenue, collected under the terms of the Decrees Laws no. 2,445 and no. 2,449/88, in what exceeded the amount due under the terms of the Supplementary Law no. 07/70 (PIS Repique).

b) Contingent Liabilities classified as probable losses and Legal Liabilities – Tax and Social Security

Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the legal advisors; the types of lawsuit; similarity with previous lawsuits; complexity and positioning of Courts, whenever loss is deemed probable.

Bradesco’s Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

     The liability related to the legal liability in judicial discussion is maintained until the definite gain of the lawsuit, represented by favorable judicial decision, on which resources are not provided, or its prescription.

I – Labor claims

These are claims brought by former employees seeking indemnity, especially the payment of unpaid overtime. In the proceedings requiring judicial deposit, the amount of the labor claims is recorded considering the effective perspective of loss of these deposits. For the other proceedings, the provision is recorded based on the average value determined by the total payments made of the claims ended in the last 12 months, considering the year of the determination of judicial deposits.

Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1997 substantially reduced its amounts.

II – Civil lawsuits

These are claims for pain and suffering and property damages, mainly protests, bounced checks, the inclusion of information about debtors in the restricted credit registry and the reposition of inflation rates excluded as a result of economic plans. These lawsuits are individually controlled and provisioned whenever the loss is evaluated as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of Courts.

The issues discussed in the lawsuits usually are not events that cause a representative impact on the financial results. Most of these lawsuits are brought at the Special Civil Court (JEC), in which the requests are limited to 40 minimum wages. Moreover, approximately 50% of JEC’s lawsuits are judged unfounded and the amount of the condemnation imposed corresponds to the historical average of only 5% of the total amount claimed.

It is worth pointing out the increase in claims pleading the incidence of inflation rates which were excluded as a result of the savings accounts balance correction due to Economic Plans (specially Bresser and Verão Economic Plans), although the Bank had complied with the legal requirements in force at the time.

At present, there are no significant administrative lawsuits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause representative impacts on the Bank’s financial results.

III – Legal Liabilities – Tax and Social Security

Bradesco Organization is judicially disputing the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of the legal advisors.

The main matters are:

– Cofins – R$1,715,595 thousand: it pleads to calculate and collect Cofins, as from October 2005, on the effective sales results, whose concept is in the article 2 of Supplementary Law no. 70/91, removing the unconstitutional increase of the calculation basis intended by paragraph 1 of article 3 of Law no. 9,718/98;

– CSLL – R$1,296,498 thousand: questioning of CSLL required from financial institutions in the reference years from 1995 to 1998 by rates higher than the ones applied to general legal entities, not complying with the constitutional principle of isonomy;

– IRPJ/Credit Losses - R$574,742 thousand: it pleads to deduct, for purposes of determination of the calculation basis of due IRPJ and CSLL, the amount of the effective and definite losses, total or partial, suffered in the reference years from 1997 to 2006, in the reception of credits, regardless of the compliance with the conditions and terms provided for in articles 9 to 14 of Law no. 9,430/96 which only apply to the provisory losses;

– INSS Autonomous Brokers – R$535,625 thousand: it discusses the incidence of the social security contribution on the remunerations paid to the autonomous service providers, established by the Supplementary Law 84/96 and subsequent regulations/amendments, to the rate of 20% and additional of 2.5%, under the argument that the services are not provided to the insurance companies, but to the insured, thus being out of the incidence field of the contribution provided for in the item I, Article 22, of Law no. 8,212/91, with new wording in Law no. 9,876/99;

– CSLL – R$480,051 thousand: it pleads the non-collection of CSLL of the reference years from 1996 to 1998, years in which some companies of Bradesco Organization did not have employees, once the subsection I, article 195, of the Federal Constitution provides for that this contribution is only due by employers; and

– PIS – R$250,098 thousand: it pleads the compensation of the amounts unduly overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the exceeding amount to what would be due on the calculation basis constitutionally provided for, i.e. operating gross revenue, as defined in the income tax legislation – concept in article 44 of Law no. 4,506/64, not included financial revenues.

IV – Provisions divided by nature

	R$ thousand

	2007		2006

	December	September	December
	31	30	31

Labor proceedings	1,492,229	1,228,063	1,267,579
Civil proceedings	1,413,673	1,061,770	872,429
Subtotal (1)	2,905,902	2,289,833	2,140,008
Tax and social security (2)	6,310,924	6,465,437	5,084,445
Total	9,216,826	8,755,270	7,224,453

(1) Note 20b; and
(2) Classified under the item “Other liabilities – tax and social security” (Note 20a).

V – Movement of Provisions

	Accumulated on December 31 – R$ thousand

	2007

	Labor	Civil	Tax and social security (1)

At the beginning of the period	1,267,579	872,429	5,084,445
Monetary restatement	159,121	26,779	399,449
Constitutions/(reversals)	554,424	703,764	708,348
Acquired/granted balance	5,329	44,171	160,561
Payments	(494,224)	(233,470)	(41,879)
At the end of the period	1,492,229	1,413,673	6,310,924

(1) It comprises, substantially, legal liabilities.

c) Contingent Liabilities classified as possible losses

Bradesco Organization maintains a follow-up system for all administrative and judicial proceedings in which the institution is the “plaintiff” or “defendant” and based on the opinion of the legal advisors classifies the lawsuits according to the expectation of non-success. In this context the contingent proceedings evaluated as risk of possible loss are not recognized on an accounting basis, and the principal is related to leasing companies’ ISSQN, in the amount of R$161,276 thousand. In this proceeding, the demand of the referred tax by municipalities other than those where the companies are set up and to which the tax is collected in compliance with law is discussed.

19) Subordinated Debt

Instrument	Issuance	R$ thousand

		Amount of the operation	Maturity	Compensation	2007		2006

					December 31	September 30	December 31

In the Country:
Subordinated CDB	March/2002	528,550	2012	100.0% of DI rate – Cetip	1,326,962	1,293,008	1,186,653
Subordinated CDB	June/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	104,318	101,455	92,584
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI rate	464,367	452,192	414,108
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI rate + 0.87% p.a.	1,189,455	1,156,456	1,054,385
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	77,028	75,028	68,768
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	148,821	144,976	132,937
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	151,659	147,740	135,472
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	307,773	299,781	274,769
Subordinated CDB	January/2006	1,000,000	2011	104.0% of CDI rate	1,282,838	1,248,717	1,142,079
Subordinated CDB	February/2006	1,171,022	2011	104.0% of CDI rate	1,489,856	1,450,230	1,326,382
Subordinated CDB	March/2006	710,000	2011	104.0% of CDI rate	890,645	866,956	792,919
Subordinated CDB	June/2006	1,100,000	2011	103.0% of CDI rate	1,320,323	1,285,539	1,176,765
Subordinated CDB	July/2006	13,000	2011	102.5% of CDI rate	15,561	15,153	13,877
Subordinated CDB	July/2006	505,000	2011	103.0% of CDI rate	603,219	587,327	537,631
Subordinated CDB	August/2006	5,000	2011	102.5% of CDI rate	5,903	5,748	5,264
Subordinated CDB	May/2007	995,978	2012	103.0% of CDI rate	1,070,223	1,042,028	–

Instrument	Issuance	R$ thousand

		Amount of the operation	Maturity	Compensation	2007		2006

					December 31	September 30	December 31

Subordinated CDB	October/2007	13,795	2012	100.0% of CDI rate + 0.344% p.a.	14,092	–	–
Subordinated CDB	October/2007	110,000	2012	IPCA + (7.102% p.a. to 7.367% p.a.)	112,319	–	–
Subordinated CDB	November/2007	390,000	2012	100.0% of CDI rate + 0.344% p.a.	395,426	–	–
Subordinated CDB	November/2007	164,000	2012	IPCA + (7.446% p.a. to 7.593% p.a.)	166,912	–	–
Subordinated CDB	December/2007	1,552,500	2012	100.0% of CDI rate + 0.344% p.a.	1,557,446	–	–
Subordinated CDB	December/2007	10,000	2012	IPCA + 7.632 p.a.	10,116	–	–
Subordinated debentures	September/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	310,950	302,437	313,218
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	305,284	315,153	306,238
Subtotal in Brazil		9,910,046			13,321,496	10,789,924	8,974,049
Abroad:
Subordinated debt (DOLLAR)	December/2001	353,700	2011	rate of 10.25% p.a.	265,087	282,153	319,413
Subordinated debt (YEN) (1)	April/2002	315,186	2012	rate of 4.05% p.a.	241,092	256,507	290,682
Subordinated debt (DOLLAR)	October/2003	1,434,750	2013	rate of 8.75% p.a.	895,867	949,981	1,080,459
Subordinated debt (EURO)	April/2004	801,927	2014	rate of 8.00% p.a.	591,864	606,890	639,027
Subordinated debt (DOLLAR) (2)	June/2005	720,870	–	rate of 8.875% p.a.	535,058	555,478	645,827
Subtotal abroad		3,626,433			2,528,968	2,651,009	2,975,408
Overall total		13,536,479			15,850,464	13,440,933	11,949,457

(1) Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.; and
(2) In June 2005, a perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and by means of previous authorization of the Bacen, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in written by Bacen that securities may no longer be included in the consolidated capital, for capital adequacy ratio calculation purposes.

20) Other Liabilities

a) Tax and social security

	R$ thousand

	2007		2006

	December	September	December
	31	30	31

Provision for tax risks (Note 18b IV)	6,310,924	6,465,437	5,084,445
Provision for deferred income tax	1,606,242	1,627,792	1,276,713
Taxes and contributions on profits payable	1,434,712	1,867,512	1,199,959
Taxes and contributions collectible	487,913	442,263	453,403
Total	9,839,791	10,403,004	8,014,520

b) Sundry

	R$ thousand

	2007		2006

	December	September	December
	31	30	31

Credit card operations	6,052,404	5,119,746	4,508,058
Provision for accrued liabilities	2,932,216	3,027,019	2,724,540
Provision for contingent liabilities (civil and labor) (Note 18b IV)	2,905,902	2,289,833	2,140,008
Sundry creditors	1,335,948	1,267,918	1,165,560
Liabilities for acquisition of assets and rights	141,240	111,021	165,546
Official operating agreements	383,417	95,730	18,339
Other	610,717	322,891	294,591
Total	14,361,844	12,234,158	11,016,642

21) Insurance, Private Pension Plans and Certificated Savings Plans Operations

a) Provisions by account

	R$ thousand

	Insurance (1)			Life and Private Pensions Plans (2)			Certificated Savings Plans			Total

	2007		2006	2007		2006	2007		2006	2007		2006

	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31

Current and long-term liabilities
Mathematical provision for benefits to be granted	–	–	–	41,263,839	38,415,811	34,230,935	–	–	–	41,263,839	38,415,811	34,230,935
Mathematical provision for benefits
granted	–	–	–	3,815,978	3,740,193	3,426,173	–	–	–	3,815,978	3,740,193	3,426,173
Mathematical provision for redemptions	–	–	–	–	–	–	2,014,346	1,954,968	1,796,242	2,014,346	1,954,968	1,796,242
IBNR Provision	1,218,574	1,198,660	1,382,336	396,795	386,242	437,928	–	–	–	1,615,369	1,584,902	1,820,264
Unearned premiums provision	1,441,229	1,585,071	1,520,317	46,867	45,649	41,912	–	–	–	1,488,096	1,630,720	1,562,229
Contribution insufficiency provision (3)	–	–	–	2,499,733	2,190,721	1,788,032	–	–	–	2,499,733	2,190,721	1,788,032
Provision for unsettled claims	642,896	706,316	615,138	530,748	523,836	430,600	–	–	–	1,173,644	1,230,152	1,045,738
Financial fluctuation provision	–	–	–	575,452	563,563	580,771	–	–	–	575,452	563,563	580,771
Premium insufficiency provision	31	25	21	495,188	453,608	104,539	–	–	–	495,219	453,633	104,560
Financial surplus provision	–	–	–	401,806	405,931	350,275	–	–	–	401,806	405,931	350,275
Provision for draws and redemptions	–	–	–	–	–	–	386,157	381,864	406,894	386,157	381,864	406,894
Provision for administrative expenses	–	–	–	109,110	234,946	414,972	76,064	70,760	60,845	185,174	305,706	475,817
Provision for contingencies	–	–	–	–	–	–	14,730	10,750	43,192	14,730	10,750	43,192
Other provisions	2,188,876	2,005,173	879,442	407,846	444,787	231,804	–	–	–	2,596,722	2,449,960	1,111,246

Subtotal	5,491,606	5,495,245	4,397,254	50,543,362	47,405,287	42,037,941	2,491,297	2,418,342	2,307,173	58,526,265	55,318,874	48,742,368
Extraordinary provision (4)	–	–	386,846	–	–	–	–	–	–	–	–	386,846
Total Provisions	5,491,606	5,495,245	4,784,100	50,543,362	47,405,287	42,037,941	2,491,297	2,418,342	2,307,173	58,526,265	55,318,874	49,129,214

(1) Refer basically to the technical provision in the “individual health” portfolio created: (i) to set out the leveling of premiums of insured persons above 59 years of age prior to Law no. 9,656/98; (ii) to set out the remission benefits; and (iii) to cover the difference between the amounts resulting from the investment in premiums of readjustments annually authorized by ANS and the amounts calculated based on the readjustment of prices of the sector, which increases the average amount of indemnified events. The technical notes of these provisions were approved by ANS;
(2) Includes the insurance operations for individuals and private pension plans;
(3) The contribution insufficiency provision is calculated according to the biometric table AT-2000 and at interest rate of 4.5% p.a.; and
(4) In 2H06, the subsidiary Bradesco Saúde constituted a non-technical extraordinary provision in the amount of R$386,846 thousand to cover the difference between the amounts resulting from the investment in “individual health” insurance monthly fees of readjustments annually authorized by the regulatory agency and those calculated based on the readjustment of prices of the sector, which increases the average amount of indemnified events and became technical provisions in 1Q07, due to the approval of the respective technical note by ANS.

b) Technical provisions by product

	R$ thousand

	Insurance			Life and Private Pension Plans			Certificated Savings Plans			Total

	2007		2006	2007		2006	2007		2006	2007		2006

	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31

Health (1) (2)	3,202,200	3,007,209	1,862,409	–	–	–	–	–	–	3,202,200	3,007,209	1,862,409
Auto/RCF	1,666,411	1,835,364	1,840,208	–	–	–	–	–	–	1,666,411	1,835,364	1,840,208
Dpvat	57,532	72,997	155,827	106,250	109,928	85,077	–	–	–	163,782	182,925	240,904
Life	20,594	35,935	35,456	2,021,629	1,972,939	1,547,942	–	–	–	2,042,223	2,008,874	1,583,398
Basic lines	544,869	543,740	503,354	–	–	–	–	–	–	544,869	543,740	503,354
Unrestricted benefits generating plan – PGBL	–	–	–	9,413,064	8,989,562	8,197,715	–	–	–	9,413,064	8,989,562	8,197,715
Long-term life insurance – VGBL	–	–	–	24,517,024	22,345,045	18,746,249	–	–	–	24,517,024	22,345,045	18,746,249
Traditional plans	–	–	–	14,485,395	13,987,813	13,460,958	–	–	–	14,485,395	13,987,813	13,460,958
Certificated savings plans	–	–	–	–	–	–	2,491,297	2,418,342	2,307,173	2,491,297	2,418,342	2,307,173
Total technical provisions	5,491,606	5,495,245	4,397,254	50,543,362	47,405,287	42,037,941	2,491,297	2,418,342	2,307,173	58,526,265	55,318,874	48,742,368

(1) See Note 21a, items 1 and 4.
(2) On December 31, 2006, it does not include the non-technical extraordinary provision in the “Individual Health” portfolio in the amount of R$386,846 thousand.

c) Guarantees of technical provisions

	R$ thousand

	Insurance			Life and Private Pension Plans			Certificated Savings Plans			Total

	2007		2006	2007		2006	2007		2006	2007		2006

	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31

Investment fund quotas (VGBL and PGBL)	–	–	–	33,930,088	31,334,607	26,943,964	–	–	–	33,930,088	31,334,607	26,943,964
Investment fund quotas (except for VGBL
and PGBL)	5,252,196	4,933,053	3,812,448	13,436,613	12,839,848	11,525,278	2,246,591	2,187,487	2,055,414	20,935,400	19,960,388	17,393,140
Government bonds	52,779	78,556	154,168	2,755,530	2,660,174	2,291,031	–	–	–	2,808,309	2,738,730	2,445,199
Private securities	460	464	20,114	454,756	469,732	441,943	116,627	110,950	103,931	571,843	581,146	565,988
Stocks	3,600	2,996	1,079	–	137,443	869,301	217,630	169,445	197,062	221,230	309,884	1,067,442
Credit rights	478,481	571,634	499,651	–	–	–	–	–	–	478,481	571,634	499,651
Real estate	7,598	11,136	18,953	–	–	1,239	10,499	10,565	10,863	18,097	21,701	31,055
Deposits retained at IRB and court deposits	60,336	69,565	47,176	51,305	48,912	45,185	–	–	–	111,641	118,477	92,361
Total guarantees of technical provisions	5,855,450	5,667,404	4,553,589	50,628,292	47,490,716	42,117,941	2,591,347	2,478,447	2,367,270	59,075,089	55,636,567	49,038,800

d) Retained premiums from insurance, private pension plans contributions and certificated savings plans

	R$ thousand

	2007			2006

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Premiums issued	2,414,338	2,778,401	9,804,078	9,159,860
Supplementary private pension contributions (including VGBL)	3,448,303	2,524,432	10,643,104	8,731,747
Revenues from certificated savings plans	417,681	393,845	1,556,290	1,418,431
Coinsurance premiums granted	(76,155)	(221,550)	(404,067)	(174,279)
Refunded premiums	(29,273)	(26,909)	(120,436)	(113,907)
Net premiums issued	6,174,894	5,448,219	21,478,969	19,021,852
Redeemed premiums	(1,215,176)	(1,122,100)	(4,425,667)	(3,210,280)
Reinsurance premiums granted, consortia and funds	(122,453)	(179,931)	(621,210)	(632,154)
Retained premiums for insurance, private pension plans and
certificated savings plans	4,837,265	4,146,188	16,432,092	15,179,418

22) Minority Interest in Subsidiaries

	R$ thousand

	2007		2006

	December	September	December
	31	30	31

Andorra Holdings S.A.	144,308	111,803	–
Banco Alvorada S.A.	6,845	6,583	5,925
Baneb Corretora de Seguros S.A.	3,584	3,583	3,305
Indiana Seguros S.A. (1)	–	54,194	48,073
Other minority stockholders	675	489	137
Total	155,412	176,652	57,440

(1) Company sold in December/2007.

23) Stockholders’ Equity (Parent Company)

a) Composition of capital stock in number of stocks

Fully subscribed and paid-up capital stock comprises non-par registered, book-entry stocks, as follows:

	2007		2006

	December	September	December
	31	30	31

Common stocks	1,010,165,730	1,010,165,730	500,823,456
Preferred stocks	1,010,754,450	1,010,754,450	500,817,868
Subtotal	2,020,920,180	2,020,920,180	1,001,641,324
Treasury (common stocks)	(828,700)	(828,700)	(752,000)
Treasury (preferred stocks)	(1,417,524)	(850,100)	(6,400)
Total outstanding stocks	2,018,673,956	2,019,241,380	1,000,882,924

b) Movement of capital stock in number of stocks

	Common	Preferred	Total

Outstanding stocks held on December 31, 2006	500,071,456	500,811,468	1,000,882,924
Stocks acquired and not cancelled	(76,700)	(843,700)	(920,400)
100% bonus	500,042,656	500,637,068	1,000,679,724
Stocks issued for merger of stocks of Banco BMC	9,299,618	9,299,514	18,599,132
Outstanding stocks held on September 30, 2007	1,009,337,030	1,009,904,350	2,019,241,380
Stocks acquired and not cancelled	–	(567,424)	(567,424)
Outstanding stocks held on December 31, 2007	1,009,337,030	1,009,336,926	2,018,673,956

The Special Stockholders’ Meeting held on March 12, 2007 resolved on a R$3,800,000 thousand increase in the capital stock, raising it from R$14,200,000 thousand to R$18,000,000 thousand, by using part of the balance in the account “Profit Reserves – Statutory Reserve”, assigning to Company’s stockholders, free of charge, as a bonus, one (1) new stock of the same type for each stock owned. 1,000,679,724 non-par registered, book-entry stocks were issued, 500,042,656 of which were common stocks and 500,637,068 were preferred stocks.

Simultaneously and in the same proportion to the transaction in the Brazilian Market, Depositary Receipts (DRs) were granted as bonus in the American (NYSE) and European (Latibex) Markets, and investors received one (1) new DR for each DR owned, which continued to be traded in the proportion of one (1) preferred stock to one DR, in the respective markets. The proceeding was ratified by Bacen on March 15, 2007.

The Special Stockholders’ Meeting held on August 24, 2007 resolved on a R$789,559 thousand increase in the capital stock, raising it from R$18,000,000 thousand to R$18,789,559 thousand by means of the issuance of 18,599,132 new stocks, all non-par registered, book-entry stocks, 9,299,618 of which are common stocks and 9,299,514 are preferred stocks, due to the merger of the totality of stocks representing BMC’s capital stock by Bradesco, in the proportion of 0.086331545 fraction of Bradesco’s stocks for each of BMC’s, granted to BMC’s former stockholders, of which 0.043166014 is a fraction of common stock and 0.043165531 of preferred stock, changing BMC into a wholly-owned subsidiary of Bradesco. It also resolved on a R$210,441 thousand increase in the capital stock, raising it to R$19,000,000 thousand by means of the capitalization of part of the “Profit Reserve – Legal Reserve” balance account, without issuance of stocks. The said processes were approved by Bacen as of September 28, 2007.

c) Interest on own capital/Dividends

Non-voting preferred stocks are entitled to all rights and benefits attributed to common stocks and, in conformity with Bradesco’s Bylaws, have priority to repayment of capital and 10% (ten per cent) additional of interest on own capital and/or dividends, in accordance with the provisions of Paragraph 1, item II of Article 17 of Law no. 6,404/1976, as amended in Law no. 10,303/2001.

In conformity with Bradesco’s Bylaws, stockholders are entitled to interest on own capital and/or dividends, which total correspond to, at least, 30% of net income for the year, adjusted in accordance with Brazilian corporate law.

Interest on own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and profit reserves in amounts that are equivalent to, or exceed twice, the amount of such interest.

Bradesco’s capital compensation policy aims at distributing the interest on own capital, at the maximum amount calculated in conformity with the prevailing laws, which is estimated, net of Withholding Income Tax, in the calculation of mandatory dividends of the year provided for in the Company’s Bylaws.

The Board of Directors’ Meeting held on February 7, 2007 resolved on the approval of the Board of Executive Officers’ proposal to increase by 10% the amount of the monthly interest on own capital paid to stockholders in advance pursuant to the monthly compensation system, raising it from R$0.032775000 to R$0.036052500, related to common stocks, and from R$0.036052500 to R$ 0.039657750, referring to preferred stocks, to become effective as from the interest on own capital referring to March 2007 paid on April 2, 2007, benefiting the stockholders who were registered at the Company’s records as of March 1, 2007.

The stocks resulting from the bonus resolved at the Special General Meeting held on March 12, 2007 are entitled to monthly dividends and/or interest on own capital, and, occasionally, supplementary dividends declared after March 23, 2007, but did not entail an increase in the distribution of the latter, as they aim solely at improving their liquidity. Thus, the amount of monthly interest on own capital, declared after March 23, 2007, was adjusted, decreasing from R$0.036052500 to R$0.018026250 per common stock, and from R$0.039657750 to R$0.019828875 per preferred stock, so that stockholders continue to receive an equal amount of interest on own capital.

At a meeting held on June 27, 2007, the Board of Directors approved the Board of Executive Officers’ proposal for the payment of interim dividends corresponding to 1H07 to stockholders, at the amount of R$0.153223130 per common stock and R$0.168545440 per preferred stock, whose payment was made on July 23, 2007.

At the Special Meeting of the Board of Directors held on December 28, 2007 resolved to approve the Board of Executive Officers’ proposal for the payment of supplementary interest on own capital related to 2007, in the amount of R$0.536962584 (net of tax R$0.456418196) per common stock and R$0.590658842 (net of tax R$0.502060016) per preferred stock, to be paid on March 17, 2008. In complement to the interest on own capital of the year, the dividends distribution was proposed, in the amount of R$850,000 thousand, at the ratio of R$0.401017613 per common stock and R$0.441119374 per preferred stock to be paid on March 17, 2008, at the declared amount, not occurring Withholding Income Tax, pursuant to Article 10 of Law no. 9249/95.

The calculation of interest on own capital and dividends related to 2007 is shown as follows:

	R$ thousand	% (1)

Net income for the period	8,009,724
(+) Goodwill fully amortized, net of tax effects	628,678
Net income for the adjusted year	8,638,402
(-) Legal reserve	(431,920)
Adjusted calculation basis	8,206,482

Monthly interest on own capital, paid and payable	447,468
Supplementary interest on own capital provisioned (payable)	1,138,150
Interest on own capital (gross)	1,585,618
Withholding income tax on interest on own capital	(237,843)
Interest on own capital (net) accrued in 2007	1,347,775
Supplementary dividends proposed paid and payable	1,237,178
Interest on own capital (net) and dividends accrued in 2007	2,584,953	31.50
Interest on own capital (net) and dividends accrued in 2006	1,929,385	31.51

(1) Percentage of interest on own capita/dividends over adjusted calculation basis.

Interest on own capital and dividends were paid and provisioned, as follows:

Description	R$ thousand

	Per stock (gross)		Gross amount paid/accrued	IRRF (15%)	Net amount paid/accrued

	Common	Preferred

Monthly interest on own capital (1)	0.190238	0.209262	391,127	58,669	332,458
Interim interest on own capital (1)	0.163875	0.180263	336,991	50,549	286,442
Supplementary interest on own capital (1)	0.392167	0.431384	806,453	120,968	685,485
Supplementary dividends (1)	0.284478	0.312925	585,000	–	585,000
Supplementary dividends (1)	0.019030	0.020933	40,000	–	40,000
Total accrued on December 31, 2006	1.049788	1.154767	2,159,571	230,186	1,929,385

Monthly interest on own capital (1)	0.213038	0.234341	447,468	67,120	380,348
Supplementary provisioned interest on own capital (3)	0.536963	0.590659	1,138,150	170,723	967,427
Interim dividends paid (2)	0.153223	0.168545	321,978	–	321,978
Supplementary dividends (3)	0.401978	0.442176	850,000	–	850,000
Supplementary dividends (4)	0.030760	0.033836	65,200	–	65,200
Total accrued on December 31, 2007	1.335962	1.469557	2,822,796	237,843	2,584,953

(1) Adjusted by 100% bonus;
(2) Resolved by the Board of Directors on June 27, 2007, paid on July 23, 2007;
(3) Resolved at the Special Meeting of the Board of Directors held on December 28, 2007 to be paid on March 17, 2008; and
(4) Proposed supplementary dividends provisioned on December 31, 2007.

d) Capital and Profit Reserves

	R$ thousand

	2007		2006

	December	September	December
	31	30	31

Capital reserves	55,624	55,624	55,005
Profit reserves	9,963,593	8,453,706	8,787,106
• Legal reserve (1)	1,477,637	1,277,482	1,287,592
• Statutory reserve (2)	8,485,956	7,176,224	7,499,514

(1) Mandatorily formed based on 5% of net income for the year, until reaching 20% of paid-up capital stock, or 30% of the capital stock, accrued of capital reserves. After this limit, the appropriation is no longer mandatory. The legal reserve only may be used for capital increase or to offset losses; and
(2) With a view to maintaining the operating margin compatible with the development of Company’s active operations, it may be established at 100% of remaining net income after statutory allocations and the balance limited to 95% of Paid-up Capital Stock.

e) Treasury Stocks

Up to December 31, 2007, 828,700 common stocks and 1,417,524 preferred stocks were acquired and held in treasury, whose acquisition cost and market value are presented as follows:

	Stocks		R$ thousand

	Common	Preferred	Cost	Market
				value

Before the bonus	780,800	180,800	66,677	100,286
After the bonus	47,900	1,236,724	65,172	72,361
Total	828,700	1,417,524	131,849	172,647

The minimum, weighted average and maximum cost per stock is, respectively, R$58.23638, R$69.34011 and R$85.12395 before the bonus, and R$41.44318, R$50.73172 and R$56.19657 after the bonus. The Special Stockholders’ Meeting held on January 4, 2008 resolved to cancel the totality of treasury stocks.

24) Fee and Commission Income

	R$ thousand

	2007			2006

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Income from cards	688,058	622,689	2,448,763	1,757,859
Checking accounts	608,546	590,519	2,356,418	2,083,499
Loan operations	520,723	504,055	1,933,966	1,542,510
Fund management	383,584	376,076	1,437,838	1,245,107
Charging	227,346	217,098	859,726	751,518
Interbank fees	84,603	81,444	320,721	289,453
Collections	55,906	62,670	254,631	254,317
Consortium management	65,426	61,465	237,001	202,331
Custody and brokerage services	71,399	63,752	240,345	158,162
Other	190,169	162,238	716,081	613,126
Total	2,895,760	2,742,006	10,805,490	8,897,882

25) Personnel Expenses

	R$ thousand

	2007			2006

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Remuneration	843,151	783,214	3,133,480	2,857,037
Benefits	373,756	352,739	1,365,630	1,260,690
Social charges	309,977	292,319	1,147,386	1,032,134
Employee profit sharing (1)	148,031	115,002	520,816	414,260
Provision for labor proceedings	121,041	74,609	326,968	310,413
Training	24,225	22,249	75,267	57,872
Total	1,820,181	1,640,132	6,569,547	5,932,406

(1) In the year, the amount is equivalent to 6.0% of the accounting net income, without the effects of the full goodwill amortization, in the amount of R$952,543 thousand (December 31, 2006 6.4%), in conformity with the collective labor convention of the union of bank employees.

26) Other Administrative Expenses

	R$ thousand

	2007			2006

	4thQuarter	3rd Quarter	December 31	December 31
			YTD	YTD

Third-party services	474,388	426,600	1,618,780	1,232,460
Communication	249,920	237,520	939,591	791,668
Advertising and promotions	228,973	132,788	598,430	533,694
Depreciation and amortization	137,481	134,962	538,761	481,046
Financial system services	141,579	138,368	531,447	458,395
Transport	142,510	132,354	523,244	502,354
Data processing	113,644	106,367	406,424	267,982
Rentals	104,272	102,182	402,002	349,524
Assets maintenance and conservation	81,540	76,164	296,046	291,161
Assets leasing	77,186	62,924	230,823	215,291
Materials	51,644	52,158	196,568	172,148
Security and vigilance	49,783	49,657	192,316	173,266
Water, electricity and gas	44,526	39,240	174,071	159,849
Travels	20,162	18,490	69,843	71,339
Other	55,170	45,316	193,168	169,853
Total	1,972,778	1,755,090	6,911,514	5,870,030

27) Tax Expenses

	R$ thousand

	2007			2006

	4thQuarter	3rd Quarter	December 31	December 31
			YTD	YTD

Cofins Contribution	379,149	379,683	1,490,038	1,273,238
Tax on services – ISS	91,032	88,235	345,836	298,060
CPMF Expenses	73,355	57,980	252,222	276,772
PIS Contribution	68,366	64,729	259,750	219,789
IPTU Expenses	3,293	3,859	31,463	31,167
Other	27,617	30,496	119,412	93,104
Total	642,812	624,982	2,498,721	2,192,130

28) Other Operating Income

	R$ thousand

	2007			2006

	4thQuarter	3rd Quarter	December 31	December 31
			YTD	YTD

Other interest income	119,549	116,421	447,456	641,891
Reversal of other operating provisions	171,778	145,227	478,815	199,430
Income on sale of goods	19,571	20,044	85,364	44,163
Revenues from recovery of charges and expenses	7,735	11,608	49,024	122,563
Other	105,383	133,239	426,108	412,170
Total	424,016	426,539	1,486,767	1,420,217

29) Other Operating Expenses

	R$ thousand

	2007			2006

	4thQuarter	3rd Quarter	December 31	December 31
			YTD	YTD

Other financial expenses	387,363	414,874	1,661,293	1,352,753
Sundry losses expenses	232,676	230,877	943,055	809,290
Cost of goods sold and services rendered	191,831	177,855	741,300	704,698
Expenses with operating provisions	62,740	130,010	357,806	384,920
Goodwill amortization	–	–	–	241,423
Other	220,668	203,731	868,712	729,724
Total	1,095,278	1,157,347	4,572,166	4,222,808

30) Non-Operating Income

	R$ thousand

	2007			2006

	4thQuarter	3rd Quarter	December 31	December 31
			YTD	YTD

Result on sale and write-off of assets and investments (1)	524,478	65,406	1,198,713	(21,357)
Record/reversal of non-operating provisions	4,518	9,385	(1,146)	7,122
Other	(3,034)	1,477	5,287	5,271
Total	525,962	76,268	1,202,854	(8,964)

(1)
It includes, in 4Q07, the result of the sale of Bovespa’s bonds in the amount of R$177,744 thousand, BM&F R$263,144 thousand and Indiana Seguros S.A. R$63,649 thousand and, in 3Q07, the result of the sale of Bovespa’s bonds in the amount of R$74,756 thousand; and in 2Q07, mainly the result in the partial sale of investment in Serasa in the amount of R$599,209 thousand.

31) Transactions with Parent Companies (Direct and Indirect)

The transactions with parent companies are carried out under conditions and rates compatible with the average practiced with third parties, prevailing on the dates of operations, and are represented as follows:

	R$ thousand

	2007		2006	2007			2006

	December 31	September 30	December 31	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

	Assets	Assets	Assets	Income	Income	Income	Income
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Interest on own capital and dividends:
Cidade de Deus Companhia Comercial de Participações	(424,975)	(7,462)	(15,904)	–	–	–	–
Fundação Bradesco	(182,354)	(3,440)	(7,115)	–	–	–	–

Demand deposits:
Fundação Bradesco	–	(177)	–	–	–	–	–
Elo Participações e Investimentos S.A.	(6)	(6)	(9)	–	–	–	–
Nova Cidade de Deus Participações S.A.	–	(1)	(17)	–	–	–	–
Cidade de Deus Companhia Comercial de Participações	(1)	(1)	(37)	–	–	–	–

Time deposits:
Cidade de Deus Companhia Comercial de Participações	(75,538)	(74,503)	(116,312)	(2,094)	(1,860)	(15,083)	(8,360)

Branch rentals:
Fundação Bradesco	–	–	–	(102)	(102)	(400)	(389)

Subordinated debts:
Fundação Bradesco	(491,864)	(476,732)	(285,000)	(12,700)	(12,468)	(45,101)	(37,713)
Cidade de Deus Companhia Comercial de Participações	(353,273)	(318,258)	(60,870)	(8,701)	(7,209)	(17,719)	(3,532)

32) Financial Instruments

a) Risk Management Process

Bradesco approaches on an integrated basis the management of all risks inherent to its activities, supported by its Internal Controls and Compliance structure. Such multidisciplinary vision enables the improvement of risk management standards and avoids the existence of gaps which may jeopardize its correct identification and measurement.

Credit Risk Management

Credit Risk is the possibility that a counterparty of a loan or financial operation might neither intend nor suffer any change in its ability to comply with its contractual liabilities thus may generate any loss for the Organization.

Aiming at mitigation of Credit Risk, Bradesco continuously works in the follow-up of credit activities processes, in improvements, examination and preparation of inventories of credit granting and recovery standards, in the monitoring of concentrations and identification of new components offering credit risks.

In addition, efforts, focused on the use of advanced standards of risk measurement and on the ongoing improvement of processes, have reflected on loan portfolio quality and performance, in both results and strength, in the different scenarios in the past and future.

Market Risk Management

Market risk is related to the possibility of loss from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios.

At Bradesco, market risks are managed by means of methodologies and standards adherent and compatible with the national and international market reality, enabling to base the Organization’s strategic decisions with high agility and level of reliance.

We present below the Balance Sheet by currency on December 31, 2007 and the position in foreign currency on September 30, 2007 and December 31, 2006:

	R$ thousand

	2007				2006

	December 31			September 30	December 31

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)	Foreign (1) (2)

Assets
Current and long-term assets	337,514,243	305,911,394	31,602,849	28,819,485	25,080,296
Funds available	5,486,606	4,963,474	523,132	284,055	205,215
Interbank investments	37,622,125	35,279,289	2,342,836	2,212,963	2,453,951
Securities and derivative financial instruments	114,451,709	106,849,172	7,602,537	5,636,832	6,020,371
Interbank and interdepartmental accounts	24,465,876	24,454,475	11,401	11,443	12,076
Loan and leasing operations	116,258,022	104,206,034	12,051,988	11,291,213	9,137,740
Other receivables and assets	39,229,905	30,158,950	9,070,955	9,382,979	7,250,943
Permanent assets	3,670,161	3,665,234	4,927	4,581	3,367
Investments	604,076	604,076	–	–	–
Property, plant and equipment in use and leased assets	2,295,499	2,290,685	4,814	4,459	3,224
Deferred charges	770,586	770,473	113	122	143
Total	341,184,404	309,576,628	31,607,776	28,824,066	25,083,663

Liabilities
Current and long-term liabilities	310,482,501	287,973,933	22,508,568	19,489,196	17,724,142
Deposits	98,323,446	96,039,225	2,284,221	2,706,887	3,450,455
Federal funds purchased and securities sold under agreements to repurchase	73,633,649	70,811,736	2,821,913	1,363,128	922,054
Funds from issuance of securities	6,496,782	3,351,009	3,145,773	3,269,871	2,175,389
Interbank and interdepartmental accounts	2,537,865	1,283,950	1,253,915	1,020,195	1,291,944
Borrowings and onlendings	23,409,547	13,788,458	9,621,089	7,643,527	6,096,113
Derivative financial instruments	951,733	817,316	134,417	93,540	46,166
Technical provision for insurance, private pension plans and certificated savings plans	58,526,265	58,519,200	7,065	6,700	11,234
Other liabilities:
– Subordinated debt	15,850,464	13,321,496	2,528,968	2,651,008	2,975,408
– Other	30,752,750	30,041,543	711,207	734,340	755,379
Future taxable income	189,147	189,147	–	–	–
Minority interest in subsidiaries	155,412	155,412	–	–	–
Stockholders’ equity	30,357,344	30,357,344	–	–	–
Total	341,184,404	318,675,836	22,508,568	19,489,196	17,724,142
Net position of assets and liabilities			9,099,208	9,334,870	7,359,521
Net position of derivatives (2)			(13,520,844)	(13,402,711)	(13,108,438)
Other memorandum accounts, net (3)			(81,642)	(175,014)	(12,488)
Net exchange position (liability)			(4,503,278)	(4,242,855)	(5,761,405)

(1)	Amounts expressed and/or indexed mainly in USD;
(2)	Excluding operations maturing in D+1, to be settled in the currency of the last day of the month; and
(3)	Leasing commitments and other, recorded in memorandum accounts.

Bradesco adopts a conservative policy regarding market risk exposure, and VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored on a daily basis by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The fluctuations and correlations used by the models are calculated on statistical bases that are used on forward-looking processes, in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

In the chart below, we show VaR as of December 31, 2007, September 30, 2007 and December 31, 2006:

Risk factors	R$ thousand

	2007		2006

	December	September	December
	31	30	31

Prefixed	47,509	100,199	6,729
Internal exchange coupon	2,972	686	2,714
Foreign currency	969	6,182	3,154
IGP-M	13,042	15,176	5,865
IPCA	93,481	171,366	17,108
Reference rate (T.R.)	14,973	10,094	2,292
Variable income	5,527	1,450	1,552
Sovereign/Eurobonds and Treasuries	39,444	38,229	9,420
Other	9,329	9,134	73
Correlation / Diversification effect	(118,306)	(209,561)	(15,976)
VaR (Value at Risk)	108,940	142,955	32,931

Investments abroad protected by hedge operations are not being considered in the VaR calculation, as these are strategically managed on a differential basis, in amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign notes positions, which are matched with funding.

Liquidity Risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

The knowledge and monitoring of this risk are crucial, specially to enable the Organization to settle transactions on a timely and secure manner.

At Bradesco Organization, liquidity risk management involves a series of controls, mainly the establishment of technical limits, with an ongoing assessment of the positions assumed and financial instruments used.

In the chart below we show the Balance Sheet by maturity on December 31, 2007:

	R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

Assets
Current and long-term assets	189,544,036	43,683,021	26,657,409	77,629,777	–	337,514,243
Funds available	5,486,606	–	–	–	–	5,486,606
Interbank investments	30,429,725	4,076,005	2,461,314	655,081	–	37,622,125
Securities and derivative financial instruments (1)	93,310,815	2,674,819	2,147,622	16,318,453	–	114,451,709
Interbank and interdepartmental accounts	24,015,128	1,627	1,982	447,139	–	24,465,876
Loan and leasing operations	17,218,833	32,473,428	19,764,428	46,801,333	–	116,258,022
Other receivables and assets	19,082,929	4,457,142	2,282,063	13,407,771	–	39,229,905
Permanent assets	403,199	155,111	186,101	1,904,571	1,021,179	3,670,161
Investments	–	–	–	–	604,076	604,076
Property, plant and equipment in use and leased assets	234,193	104,130	124,923	1,415,150	417,103	2,295,499
Deferred charges	169,006	50,981	61,178	489,421	–	770,586
Total on December 31, 2007	189,947,235	43,838,132	26,843,510	79,534,348	1,021,179	341,184,404
Total on September 30, 2007	174,574,785	42,865,861	31,856,513	67,330,370	1,019,974	317,647,503
Total on December 31, 2006	139,068,527	36,775,666	21,933,580	66,665,938	1,103,562	265,547,273

	R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

Liabilities
Current and long-term liabilities	169,789,129	23,258,815	20,399,023	96,453,686	581,848	310,482,501
Deposits (2)	64,754,377	6,505,910	4,536,855	22,526,304	–	98,323,446
Federal funds purchased and securities sold under agreements to repurchase	42,768,817	6,186,634	5,738,182	18,940,016	–	73,633,649
Funds from issuance of securities	315,113	853,351	564,671	4,763,647	–	6,496,782
Interbank and interdepartmental accounts	2,537,865	–	–	–	–	2,537,865
Borrowings and onlendings	1,866,292	6,351,719	6,117,570	9,073,966	–	23,409,547
Derivative financial instruments	338,155	110,439	220,360	282,779	–	951,733
Technical provisions for insurance, private pension plans and certificated savings plans (2)	39,973,929	1,367,623	713,563	16,471,150	–	58,526,265
Other liabilities:
– Subordinated debt	34,401	16,234	600,000	14,617,981	581,848	15,850,464
– Other	17,200,180	1,866,905	1,907,822	9,777,843	–	30,752,750
Future taxable income	189,147	–	–	–	–	189,147
Minority interest in subsidiaries	–	–	–	–	155,412	155,412
Stockholders’ equity	–	–	–	–	30,357,344	30,357,344
Total on December 31, 2007	169,978,276	23,258,815	20,399,023	96,453,686	31,094,604	341,184,404
Total on September 30, 2007	161,244,411	14,570,540	18,868,086	92,992,354	29,972,112	317,647,503
Total on December 31, 2006	134,754,093	14,824,935	11,857,244	78,771,372	25,339,629	265,547,273

Accumulated net assets on December 31, 2007	19,968,959	40,548,277	46,992,763	30,075,318	–	–
Accumulated net assets on September 30, 2007	13,330,374	41,625,696	54,614,122	28,952,138	–	–
Accumulated net assets on December 31, 2006	4,314,434	26,265,165	36,341,501	24,236,067	–	–

(1)	Investments in investment funds are classified as up to 30 days; and
(2)
Demand and savings deposits and technical provisions for insurance, private pension plans and certificated savings plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

Capital Risk

Bradesco's capital risk is managed to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

In the chart below, we show the Capital Adequacy Ratio as of December 31, 2007, September 30, 2007 and December 31, 2006:

Calculation Basis – Capital Adequacy Ratio (Basel)	R$ thousand

	2007				2006

	December 31		September 30		December 31

	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)

Stockholders’ equity	30,357,344	30,357,344	29,213,612	29,213,612	24,636,362	24,636,362
Decrease in tax credits – Bacen Res. 3,059	(81,230)	(81,230)	(78,917)	(78,917)	(59,188)	(59,188)
Decrease in deferred assets – Bacen Res. 3,444	(214,151)	(272,611)	(137,660)	(177,360)	–	–
Decrease in gains/losses of mark-to-market adjustments in DPV and derivatives – Bacen Res. 3,444	215,875	215,875	(118,953)	(118,953)	–	–
Minority interest/other	252,659	155,412	199,507	175,676	120,507	56,446
Reference stockholders’ equity – Tier I	30,530,497	30,374,790	29,077,589	29,014,058	24,697,681	24,633,620
Gains/losses sum of mark-to-market adjustments in DPV and derivatives – Bacen Resolution 3,444	(215,875)	(215,875)	118,953	118,953	–	–
Subordinated debt/other	11,837,795	11,750,160	10,115,469	10,028,811	10,411,062	10,412,056
Reference stockholders’ equity – Tier II	11,621,920	11,534,285	10,234,422	10,147,764	10,411,062	10,412,056
Total reference stockholders’ equity (Tier I + Tier II)	42,152,417	41,909,075	39,312,011	39,161,822	35,108,743	35,045,676
Deduction of instruments for funding – Bacen Resolution 3,444	(41,009)	(460,772)	(61,172)	(994,140)	–	–
Stockholders’ equity	42,111,408	41,448,303	39,250,839	38,167,682	35,108,743	35,045,676
Risk weighted assets	269,135,673	296,736,180	241,480,674	268,723,568	187,173,212	212,719,711
Capital adequacy ratio	15.65%	13.97%	16.25%	14.20%	18.76%	16.48%

Capital Adequacy Ratio Variation (Basel) – R$ thousand and %

	R$ thousand

	4th Quarter/2007		3rd Quarter/2007		December 31, 2007 YTD		December 31, 2006 YTD

	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)
Movement in the reference stockholders’ equity:
Starting year	39,250,839	38,167,682	37,827,072	37,741,672	35,108,743	35,045,676	25,605,239	25,657,731
• Net income for the year	2,192,889	2,192,889	1,810,213	1,810,213	8,009,724	8,009,724	5,054,040	5,054,040
• Interest on own capital/dividends	(683,002)	(683,002)	(742,816)	(742,816)	(2,822,796)	(2,822,796)	(2,159,571)	(2,159,571)
• Mark-to-market adjustment – TVM and derivatives	(334,809)	(334,809)	(132,804)	(132,804)	(174,685)	(174,685)	1,136,702	1,136,702
• Capital increase by subscription, stock merger and goodwill	–	–	789,559	789,559	789,559	789,559	1,218,295	1,218,295
• Subordinated debt	1,722,327	1,722,327	(322,817)	(322,817)	1,339,099	1,339,099	4,121,229	4,121,229
• Instruments for funding	20,163	533,368	(61,172)	(994,140)	(41,009)	(460,772)	–	–
• Deferred assets	(76,491)	(95,251)	(56,159)	(70,217)	(214,151)	(272,611)	–	–
• Other	19,492	(54,901)	139,763	89,032	116,924	(4,891)	132,809	17,250
End of year	42,111,408	41,448,303	39,250,839	38,167,682	42,111,408	41,448,303	35,108,743	35,045,676
Movement in weighted assets:
Starting year	241,480,674	268,723,568	208,231,161	234,318,460	187,173,212	212,719,711	148,391,646	168,476,982
• Securities	2,406,301	3,141,065	(1,889,299)	(95,648)	5,811,971	11,681,551	2,436,447	11,154,615
• Loan operations	11,140,853	11,145,176	5,534,101	5,543,070	26,455,006	26,345,643	10,557,162	10,536,231
• Interbank accounts	(351,928)	(351,928)	41,931	41,931	(512)	(512)	(44,586)	(44,586)
• Tax credit	366,918	271,212	1,251,855	2,342,832	3,782,127	4,438,758	3,834,438	6,286,776
• Risk (swap, market, interest and exchange rates)	2,305,678	2,310,724	21,861,922	21,851,753	19,613,575	19,632,967	5,219,071	5,255,271
• Memorandum accounts	5,817,690	6,039,861	1,216,799	735,780	9,974,600	9,695,262	4,900,040	4,918,307
• Other assets	5,969,487	5,456,502	5,232,204	3,985,390	16,325,694	12,222,800	11,878,994	6,136,115
• End of year	269,135,673	296,736,180	241,480,674	268,723,568	269,135,673	296,736,180	187,173,212	212,719,711

	In %

	4th Quarter/2007		3rd Quarter/2007		December 31, 2007 YTD		December 31, 2006 YTD

	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)

Starting year	16.25	14.20	18.17	16.11	18.76	16.48	17.26	15.23
Movement in the reference stockholders’ equity:	1.19	1.22	0.68	0.18	3.74	3.00	6.40	5.57
• Net income for the year	0.91	0.82	0.87	0.78	4.28	3.76	3.40	3.00
• Interest on own capital/dividends	(0.28)	(0.26)	(0.35)	(0.32)	(1.50)	(1.32)	(1.45)	(1.28)
• Mark-to-market adjustment – TVM and derivatives	(0.14)	(0.13)	(0.06)	(0.06)	(0.10)	(0.08)	0.77	0.67
• Capital increase by subscription, stock merger and goodwill	–	–	0.38	0.33	0.42	0.37	0.82	0.72
• Subordinated debt	0.71	0.65	(0.15)	(0.14)	0.72	0.63	2.77	2.45
• Instruments for funding	0,01	0,19	(0.03)	(0.42)	(0.02)	(0.22)	–	–
• Other	(0.02)	(0.05)	0.02	0.01	(0.06)	(0.14)	0.09	0.01

Movement in weighted assets:	(1.79)	(1.45)	(2.60)	(2.09)	(6.85)	(5.51)	(4.90)	(4.32)
• Securities	(0.17)	(0.18)	0.17	0.01	(0.68)	(1.01)	(0.38)	(1.29)
• Loan operations	(0.76)	(0.60)	(0.50)	(0.37)	(2.61)	(1.93)	(1.52)	(1.08)
• Interbank accounts	0.03	0.02	–	(0.01)	–	–	–	–
• Tax credit	(0.02)	(0.01)	(0.10)	(0.15)	(0.26)	(0.24)	(0.41)	(0.53)
• Risk (swap, market, interest and exchange rates)	(0.13)	(0.11)	(1.62)	(1.26)	(1.23)	(0.99)	(0.54)	(0.41)
• Memorandum accounts	(0.36)	(0.30)	(0.11)	(0.05)	(0.72)	(0.56)	(0.56)	(0.44)
• Other assets	(0.38)	(0.27)	(0.44)	(0.26)	(1.35)	(0.78)	(1.49)	(0.57)
End of year	15.65	13.97	16.25	14.20	15.65	13.97	18.76	16.48

(1)	Includes financial companies only; and
(2)	Includes financial and non-financial companies.

Article 9 of Circular 3,367 of Bacen provides for the option for the exclusion prerogative, for purposes of determination of the Capital Adequacy Ratio, of the sold position in foreign currency, including computing the tax effects, carried out with the purpose of providing hedge for the interest in investments abroad. If we choose this prerogative, the Capital Adequacy Ratio on December 31, 2007 would be 18.90% in the Financial Consolidated and 16.55% in the Economic-Financial Consolidated.

b) Market value

The book value, net of provisions for mark-to-market adjustments, of the main financial instruments are as follows:

Portfolios	R$ thousand

	Book Value	Market Value	Unrealized income (loss) without tax effects

			In the Result			In Stockholders’ Equity

	2007				2006	2007		2006

	December 31		December 31	September 30	December 31	December 31	September 30	December 31

Securities and derivative financial instruments (Notes 3c, 3d and 8)	114,451,709	115,697,920	3,473,447	4,160,375	3,490,708	1,246,211	1,425,854	998,798
– Adjustment of securities available for sale (Note 8 cII)	–	–	2,227,236	2,734,521	2,491,910	–	–	–
– Adjustment of securities held to maturity (Note 8d item 7)	–	–	1,246,211	1,425,854	998,798	1,246,211	1,425,854	998,798
Loan and leasing operations (1) (Notes 3e and 10)	131,307,102	131,663,114	356,012	423,033	293,526	356,012	423,033	293,526
Investments (2) (3) (Notes 3h and 13)	604,076	1,684,746	1,080,670	2,977	1,611	1,080,670	2,977	1,611
Treasury stock (Note 23e)	131,849	172,647	–	–	–	40,798	38,505	11,736
Time deposits (Notes 3k and 16a)	35,717,178	35,712,837	4,341	(1,144)	19,023	4,341	(1,144)	19,023
Funds from issuance of securities (Note 16c)	6,496,782	6,468,137	28,645	4,623	(13,949)	28,645	4,623	(13,949)
Borrowings and onlendings (Notes 17a and 17b)	23,409,547	23,332,005	77,542	55,931	36,316	77,542	55,931	36,316
Subordinated debt (Note 19)	15,850,464	16,161,871	(311,407)	(470,679)	(613,476)	(311,407)	(470,679)	(613,476)
Unrealized income without tax effects			4,709,250	4,175,116	3,213,759	2,522,812	1,479,100	733,585

(1)	Includes advances on foreign exchange contracts, leasing operations and other receivables with loan granting features;
(2)	Refer to stocks of publicly-held companies not considering the increment in investments in affiliated companies; and
(3)	In December 2007, it includes the increase of the interest in Bovespa Holding in the amount of R$608,092 thousand and BM&F in the amount of R$469,596 thousand.

Determination of market value of financial instruments:

  Securities and derivative financial instruments, investments, subordinated debts and treasury stocks are based on the market price practiced on the balance sheet date. In case no quotation of market prices is available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

  Prefixed loan operations were determined by discounting estimated cash flows, using interest rates applied by Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

  Time deposits, funds from issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33) Employee Benefits

Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the modality Unrestricted Benefits Generating Plan (PGBL). The PBGL is a private pension plan of the variable contribution type, which permits the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund – FIE.

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIE funds.

The contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the variable contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE.

In addition to the aforementioned variable contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Beneb S.A.) maintains supplementary retirement plans of variable contribution and defined benefit, through Fundação Baneb de Seguridade Social – BASES (related to former employees of Baneb). The actuarial obligations of the variable contribution and defined benefit plans are fully covered by the assets of the plans.

Banco Alvorada S.A. (merging company of Banco Baneb S.A., which had previously merged Banco BEA) maintained up to April 2007 a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA – Cabea, whose sponsorship withdrawal process was approved by the Supplementary Pension Plan Secretariat of the Social Security Ministry (SPC), in accordance with publication in the Official Gazette of the Federal Government as of February 2, 2007.

Banco Bradesco BBI S.A. (currently name of Banco BEM S.A.) sponsors supplementary pension plans of both defined benefit and variable contribution types, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão –Capof.

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of Cabec – Caixa de Previdência Privada do Banco do Estado do Ceará.

Based on the report of the independent actuary, the present value of actuarial obligations of the defined benefit plan and its assets to cover such obligations undertaken by Alvorada, Banco Bradesco BBI and Alvorada CCFI, were represented as follows:

	R$ thousand

	2007	2006

Net assets of the plan	808,778	724,552
Actuarial liabilities	729,404	712,081
Supervenience / (insufficiency)	79,374	12,471

Main assumptions used in the actuarial evaluation of plans of Banco Alvorada, Banco BBI and Alvorada CFI:

Nominal discount rate	10.24% p.a.
Nominal rate of minimum return expected from assets	10.24% p.a.
Nominal rate of future salary increase	7.12% p.a.
Nominal rate of growth of benefits of social security and of the plans	4.00% p.a.
Inflation rate	4.00% p.a.
Biometric table of general mortality	UP94
Biometric table of disability entry	“Mercer” Table
Expected turnover rate	0.30/(Time of Service + 1)
Probability of retirement entry	100% in the 1st eligibility to a plan benefit

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government bonds and private securities, listed company’s stocks and real estate properties).

Bradesco and its facilities abroad provide their employees and managers with a private pension plan with variable contribution, which enables to accumulate financial resources during the participant’s professional career, by means of contributions paid by himself/herself and in equal proportion by Bradesco. The contributions of employees and managers and of Bradesco in its facilities overseas are jointly equivalent to at most 5% of the annual salary of the benefit.

Expenses with contributions made in the period amounted to R$339,996 thousand (December 31, 2006 – R$319,046 thousand) and R$107,132 thousand in 4Q07 (3Q07 – R$79,743 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$1,440,897 thousand in the year (December 31, 2006 –R$1,318,562 thousand) and R$397,981 thousand in 4Q07 (3Q07 – R$374,988 thousand).

34) Taxes on Income

a) Statement of calculation of taxes on income charges

	R$ thousand

	2007			2006

	4thQuarter	3rd Quarter	December 31 YTD	December 31 YTD

Income before taxes on income	2,698,941	2,007,078	10,544,175	6,366,979
Total charge of taxes on income at rates of 25% and 9%, respectively	(917,640)	(682,407)	(3,585,019)	(2,164,773)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of affiliated companies	3,322	5,577	14,371	24,590
Exchange loss	(91,630)	(118,488)	(505,666)	(194,293)
Non-deductible expenses, net of non-taxable income	(31,242)	(33,581)	(143,779)	(117,272)
Tax credit recorded in prior periods	300,618	376,244	717,616	398,225
Interest on own capital (paid and payable)	137,745	133,555	539,110	521,754
Other amounts	96,453	125,253	440,129	227,837
Taxes on income for the period	(502,374)	(193,847)	(2,523,238)	(1,303,932)

b) Breakdown of taxes on income result

	R$ thousand

	2007			2006

	4thQuarter	3rd Quarter	December 31 YTD	December 31 YTD

Current taxes:
Taxes on income payable	(632,972)	(966,189)	(4,131,962)	(3,339,345)

Deferred taxes:
Amount recorded/realized for the period on temporary additions	(119,123)	409,678	910,544	1,824,039

Use of opening balances of:
Negative basis of social contribution	(14,148)	(5,853)	(32,438)	(38,120)
Tax loss	(40,920)	(20,930)	(126,293)	(120,483)
Prior period’s tax credits were recorded on:
Negative basis of social contribution	–	42,485	50,886	68,230
Tax loss	–	117,624	143,854	148,022
Temporary additions	300,618	216,135	522,876	181,973

Constitution/utilization in the period on:
Negative basis of social contribution	1,095	3,597	37,091	(11,558)
Tax loss	3,076	9,606	102,204	(16,690)

Total deferred taxes	130,598	772,342	1,608,724	2,035,413

Taxes on income for the period	(502,374)	(193,847)	(2,523,238)	(1,303,932)

c) Origin of tax credits of deferred taxes on income

	R$ thousand

	Balance on	Acquisition/	Amount	Amount	Balance on	Balance on
	12.31.2006	Transfer	recorded	realized	12.31.2007	9.30.2007

Allowance for doubtful accounts	2,936,779	33,603	1,966,878	1,644,571	3,292,689	3,320,371
Provision for civil contingencies	253,646	4,503	316,226	98,504	475,871	330,739
Provision for tax contingencies	1,062,150	3,239	425,042	111,725	1,378,706	1,363,058
Labor Provision	424,086	1,810	241,319	163,312	503,903	414,881
Provision for depreciation on securities and investments	143,209	249	12,672	20,697	135,433	131,013
Provision for depreciation on non-operating assets	76,046	230	14,739	20,293	70,722	69,417
Mark-to-market adjustment of trading securities	108,315	487	223,147	108,689	223,260	151,144
Amortized goodwill	879,821	–	324,390	259,248	944,963	956,755

	R$ thousand

	Balance on	Acquisition/	Amount	Amount	Balance on	Balance on
	12.31.2006	Transfer	recorded	realized	12.31.2007	9.30.2007

Provision for interest on own capital (1)	–	–	–	–	–	288,074
Other	138,862	(833)	391,544	55,498	474,075	300,002
Total tax credits over temporary differences	6,022,914	43,288	3,915,957	2,482,537	7,499,622	7,325,454
Tax losses and negative basis of social contribution	586,024	44	334,035	158,731	761,372	812,269
Subtotal	6,608,938	43,332	4,249,992	2,641,268	8,260,994	8,137,723
Social contribution – Provisional Measure no. 2,158-35 as of 8.24.2001	657,034	12,227	–	162,655	506,606	537,160
Total tax credits (Note 11b)	7,265,972	55,559	4,249,992	2,803,923	8,767,600	8,674,883
Deferred tax liabilities (Note 34f)	1,276,713	3	742,742	413,216	1,606,242	1,627,792
Net tax credits of deferred tax liabilities	5,989,259	55,556	3,507,250	2,390,707	7,161,358	7,047,091
– Percentage of net tax credits over total reference stockholders’ equity (Note 32a)	17.1%				17.3%	18.5%
– Percentage of net tax credits over total assets	2.3%				2.1%	2.2%

(1)	Tax credit on interest on own capital is recorded up to the fiscal limit allowed.

d) Expected realization of tax credits over temporary differences, tax losses and negative basis of social contribution and social contribution tax credit – M.P. 2,158-35

	On December 31, 2007 – R$ thousand

	Temporary differences		Tax losses and negative basis		Total

	Income	Social	Income	Social
	tax	contribution (1)	tax	contribution (1)

2008	1,719,823	601,836	89,844	29,522	2,441,025
2009	1,721,389	607,245	154,937	45,444	2,529,015
2010	1,925,827	648,649	148,634	56,065	2,779,175
2011	133,250	47,096	124,308	47,233	351,887
2012	70,007	24,500	38,061	27,324	159,892
Total	5,570,296	1,929,326	555,784	205,588	8,260,994

(1)	Out of the total temporary differences and negative base of social contribution of R$2,134,914 thousand, R$1,807,778 thousand refers to the companies in the financial sector of the Organization.

	On December 31, 2007 – R$ thousand

	Social contribution tax credit M.P. 2,158-35

	2008	2009	2010	2011	2012	2013 to 2015	Total

Total	100,192	54,229	35,899	112,040	102,708	101,538	506,606

Projected realization of tax credit is estimated and not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$8,186,569 thousand (September 30, 2007 – R$8,007,731 thousand and December 31, 2006 – R$6,674,096 thousand), of which R$7,037,933 thousand (September 30, 2007 – R$6,810,380 thousand and December 31, 2006 – R$5,591,071 thousand) comprises temporary differences, R$697,395 thousand (September 30, 2007 – R$726,880 thousand and December 31, 2006 –R$521,858 thousand) comprises tax losses and negative basis of social contribution and R$451,241 thousand (September 30, 2007 – R$470,471 thousand and December 31, 2006 – R$561,167 thousand) comprises tax credit over social contribution –M.P. no. 2,158-35.

e) Unrecorded tax credits

The amount of R$63,064 thousand (September 30, 2007 – R$115,446 thousand and December 31, 2006 – R$401,775 thousand) was not recorded as tax credit, which will be recorded when they present effective prospects of realization according to studies and analyses prepared by the management and in accordance with Bacen rules.

f) Deferred tax liabilities

	R$ thousand

	2007		2006

	December	September	December
	31	30	31

Mark-to-market adjustments of derivative financial instruments	746,290	908,472	835,067
Depreciation supervenience	517,455	402,845	238,863
Operations in future liquidity market	82,866	2,681	35,927
Other	259,631	313,794	166,856
Total	1,606,242	1,627,792	1,276,713

35) Other Information

a) Bradesco Organization manages investment funds and portfolios, whose net equity on December 31, 2007 amount to R$177,486,660 thousand (September 30, 2007 – R$167,586,946 thousand and December 31, 2006 –R$147,107,803 thousand).

b) The Special Stockholders’ Meeting held on January 4, 2008 resolved to increase the capital stock by R$1,200,000 thousand, by means of the issuance of 27,906,977 new stocks, all non-par registered, book-entry stocks, 13,953,489 of which are common stocks and 13,953,488 are preferred stocks, at the price of R$43.00 per stock, by means of the private subscription by stockholders from January 22 to February 22, 2008, in the proportion of 1.382441029% on the stock position which each one had on the date of the meeting. The payment will be in cash and will occur on March 17, 2008 in 100% of the amount of subscribed stocks in the same date of the payment of supplementary interest on own capital and declared dividends; the cancellation of 2,246,224 non-par registered book-entry stocks, with 827,700 common stocks and 1,417,524 preferred stocks in treasury, representing its own capital stock, without reduction.

c) On December 28, 2007, Law no. 11,638/07 was published, which amends the Corporation Law, as to the accounting practices adopted in Brazil, as of the fiscal year which will end on 12.31.2008.

According to the new Law, the issuance of accounting standards by CVM to publicly-held companies shall be made in compliance with international standards. In a notice to the market, with its preliminary understanding, CVM informs that the standards adopted by IASB – International Accounting Standards Board are currently considered as an international reference for accounting standards.

A representative portion of the main amendments promoted by the Law are already substantially adopted by the Bank and its subsidiaries (i) voluntarily, as in the case of the presentation of the Statements of Cash Flows and of the Statement of Value Added, or (ii) due to the requirements of Bacen and Susep, for the adoption of the classification and mark-to-market criterion of the financial instruments (Notes 3 (c) (d) and (8).

It is expected that other amendments or legal previsions are the purpose of regulation by Bacen, Susep and CVM, during 2008, considering the scope of each regulatory body. At the moment, the Bank is promoting studies and evaluation of the impacts of this new Law, including with the support of the representative entities of the sector to, subsequently, measure the effects of the changes of accounting practices. Among the main changes promoted by the law, we point out:

• Permanent assets start comprising the subgroup “Intangible” assets and include, formally, the rights that have as purpose incorporeal assets destined to the maintenance of the company or exercised with this purpose, including the acquired goodwill. Fixed assets start including assets resulting from operations where there is transfer of benefits, control and risk, regardless of having transfer of property. Deferred assets are restricted to pre-operating expenses and to increasing restructuring expenses;

• Creation of a new subgroup in the stockholders’ equity called “Equity Evaluation Adjustment”, destined to register the counterentry of the exchange variation of corporate investments abroad when the functional currency of the investee is different from the functional currency of the parent company, and in counterparty of increases and decreases of amounts attributed to elements from assets and liabilities, as a result of its market price evaluation;

• Introduction of the concept of Adjustment to Present Value for the long-term assets and liabilities operations to short-term relevant operations;

• Obligatoriness of the periodical analysis to verify the recovery level of amounts recorded in fixed assets, intangible assets and deferred charges;

• Change of treatment of tax incentives, which starts to transit by the result, subjecting its allocation to profit reserves – reserve of tax incentives and excluded from the base of minimum mandatory dividends; and

• In the operations of incorporation, merger or spin-off (combination of companies) all assets and liabilities of the company subject to incorporation, merger or spin-off shall be identified, evaluated and accounted for at market value, as long as carried out between non-related parties and subject to the effective transfer of control.

Management estimates in its initial evaluation that the changes above will not cause material effects in the financial statements of the Bank as of 12.31.2008, however, at the moment and in this circumstances, it is not practicable to determine with security the effects of the full adopted of the new law.

d) The Provisional Measure (MP) no. 413, as of January 3, 2008, increased the rate of the Social Contribution on the Net Income –CSLL of the financial sector from 9% to 15% of the taxable income. Once it is approved, it will increase expenses related to the Social Contribution on the net income generated as of May 1, 2008, as well as increase the deferred tax asset, proportionally to the increase in the rate (Note 34 (d)).

By means of Decrees nos. 6,339 and 6,345 both of 2008, the rate of the Tax on Credit, Exchange and Insurance Operations, or those related to Securities – IOF, was changed, producing effect as of 01.04.2008. As it is a tax replacement, the Bank has only the responsibility to make the retention and the payment of the referred tax.

Management Bodies

Cidade de Deus, Osasco, SP, January 25, 2008.

Board of Directors

Chairman	Departmental Directors	Compensation Committee
Lázaro de Mello Brandão	Adineu Santesso
	Airton Celso Exel Andreolli	Lázaro de Mello Brandão – Coordinator
Vice-Chairman	Alexandre da Silva Glüher	Antônio Bornia
Antônio Bornia	Alfredo Antônio Lima de Menezes	Mário da Silveira Teixeira Júnior
	André Rodrigues Cano	Márcio Artur Laurelli Cypriano
Members	Antônio Carlos Del Cielo
Mário da Silveira Teixeira Júnior	Candido Leonelli	Audit Committee
Márcio Artur Laurelli Cypriano	Cassiano Ricardo Scarpelli
João Aguiar Alvarez	Clayton Camacho	Mário da Silveira Teixeira Júnior – Coordinator
Denise Aguiar Alvarez Valente	Douglas Tevis Francisco	Hélio Machado dos Reis
Raul Santoro de Mattos Almeida	Fábio Mentone	Paulo Roberto Simões da Cunha
Ricardo Espírito Santo Silva Salgado	Fernando Barbaresco	Yves Louis Jacques Lejeune
Jair Delgado Scalco
Board of Executive Officers	Jean Philippe Leroy	Compliance and Internal Controls
	José Luiz Rodrigues Bueno	Committee
Executive Officers	José Maria Soares Nunes
	Josué Augusto Pancini	Mário da Silveira Teixeira Júnior – Coordinator
Chief Executive Officers	Laércio Carlos de Araújo Filho	Milton Almicar Silva Vargas
Márcio Artur Laurelli Cypriano	Luiz Alves dos Santos	Domingos Figueiredo de Abreu
	Luiz Carlos Angelotti	Nilton Pelegrino Nogueira
Executive Vice-Presidents	Luiz Carlos Brandão Cavalcanti Júnior	Roberto Sobral Hollander
Laércio Albino Cezar	Luiz Fernando Peres
Arnaldo Alves Vieira	Marcelo de Araújo Noronha	Executive Committee of Disclosure
Luiz Carlos Trabuco Cappi	Marcos Bader
Sérgio Socha	Mario Helio de Souza Ramos	Milton Almicar Silva Vargas – Coordinator
Julio de Siqueira Carvalho de Araujo	Marlene Moran Millan	Julio de Siqueira Carvalho de Araujo
Milton Almicar Silva Vargas	Mauro Roberto Vasconcellos Gouvêa	José Luiz Acar Pedro
José Luiz Acar Pedro	Moacir Nachbar Junior	Carlos Alberto Rodrigues Guilherme
Norberto Pinto Barbedo	Nilton Pelegrino Nogueira	José Guilherme Lembi de Faria
	Octavio Manoel Rodrigues de Barros	Domingos Figueiredo de Abreu
Managing Directors	Ricardo Dias	Denise Pauli Pavarina de Moura
Armando Trivelato Filho	Robert John van Dijk	Jean Philippe Leroy
Carlos Alberto Rodrigues Guilherme	Roberto Sobral Hollander	Luiz Carlos Angelotti
José Alcides Munhoz	Toshifumi Murata	Antonio José da Barbara
José Guilherme Lembi de Faria	Walkíria Schirrmeister Marquetti
Luiz Pasteur Vasconcellos Machado		Committee of Ethical Conduct
Milton Matsumoto	* Directors
Odair Afonso Rebelato	Altair Antônio de Souza	Domingos Figueiredo de Abreu – Coordinator
Aurélio Conrado Boni	Aurélio Guido Pagani	Arnaldo Alves Vieira
Domingos Figueiredo de Abreu	Cláudio Fernando Manzato	Milton Almicar Silva Vargas
Paulo Eduardo D’Avila Isola	Fernando Antônio Tenório	José Luiz Acar Pedro
Ademir Cossiello	Luiz Carlos de Carvalho	Carlos Alberto Rodrigues Guilherme
Sérgio Alexandre Figueiredo Clemente	Márcia Lopes Gonçalves Gil	Milton Matsumoto
	Marcos Daré	Clayton Camacho
	Paulo de Tarso Monzani	Nilton Pelegrino Nogueira
	Tácito Naves Sanglard	Roberto Sobral Hollander

Fiscal Council

Sitting Members
José Roberto Aparecido Nunciaroni – Coordinator
Domingos Aparecido Maia
Ricardo Abecassis Espírito Santo Silva

* Change in designation – process pending approval by the Brazilian Central Bank.		Deputy Members
João Batistela Biazon
Nelson Lopes de Oliveira
Renaud Roberto Teixeira

Ombudsman Department
Cleuza de Lourdes Lopes Curpievsky – Ombudswoman

General Accounting Department
Moacir Nachbar Junior
Account – CRC (Regional Accounting Council) 1SP198208/O-5

Report of Independent Auditors

To the Board of Directors
Banco Bradesco S.A.

1. We have audited the financial statements of Banco Bradesco S.A. and its subsidiaries, comprising the consolidated balance sheets as of December 31, 2007 and 2006 and the related consolidated statements of income, of changes in stockholders' equity and of consolidated changes in financial position for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audits in accordance with auditing standards applicable in Brazil, which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by the Bank’s management, as well as evaluating the overall financial statement presentation.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries at December 31, 2007 and 2006 and the consolidated results of their operations, the changes in stockholders’ equity and the consolidated changes in their financial position for the years then ended, in accordance with accounting practices adopted in Brazil .

4. Our audits were conducted for the purpose of issuing our report on the financial statements referred to in paragraph one, taken as a whole. The statements of cash flows and of added value for the years ended December 31, 2007 and 2006, which are presented to provide additional information on Banco Bradesco S.A. and its subsidiaries were not specifically required up to December 31, 2007 as an integral part of the financial statements, in accordance with accounting practices adopted in Brazil. These statements were subjected to the same audit procedures described in paragraph two and, in our opinion, are fairly presented in all material respects in relation to the financial statements taken as a whole.

5. In connection with our limited reviews of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries as of December 31, 2007 and September 30, 2007, on which we issued reports without exceptions dated January 25, 2008 and November 1, 2007, respectively, we carried out a review of the balance sheet of Banco Bradesco S.A. and its subsidiaries as of September 30, 2007 and of the consolidated statements of income and of changes in financial position and of the supplementary information on the cash flows and added value, for the quarters ended December 31 and September 30, 2007 and of the statement of changes in stockholders’ equity of Banco Bradesco S.A. for the second half of 2007, which are presented by management to provide additional information on Banco Bradesco S.A. and its subsidiaries. This information is presented for comparison purposes with the financial statements described in paragraphs one and four and is not an integral part of the statutory financial statements, since its presentation is not required in accordance with accounting practices adopted in Brazil.

6. As described in Note 15, the goodwill on investments in associated and subsidiary companies was fully amortized in 2007 and 2006.

São Paulo, January 25, 2008

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

Summary of the Audit Committee’s Report

Activities performed in 2007

The Audit Committee took part in 124 meetings with business control and risk management areas, and with internal and external auditors, checking the information about he issues considered relevant or critical by means of different sources.

The Audit Committee’s Work Program for 2007 focused on the risks, processes and main products considered the most relevant ones for Bradesco Organization’s businesses, highlighting the following aspects:

a) Risks

Credit:

Evaluation of the quality of the financing portfolio to individuals, respective provisions for losses and modeling, with special attention to the financing of vehicles, terms, guarantees and pricing.

Market:

Strategies defined by the Committees, risks inherent, with the analysis of possible scenarios and follow-up of the market volatilities.

Operational:

Follow-up of the implementation of inhibiting measures of frauds in channels, the adequate provisioning of civil and labor contingencies, as well as the structuring of PCNs (Business Continuity Plans).

Actuarial:

Evaluation of the calculation process of reserves and provisions values of the Insurance Group, focusing on products such as Life, Private Pension Plan and Health, as well as models and assumptions adopted.

Compliance:

Analysis of internal processes related to the consumer right and structures defined for support and mitigation of inherent risks.

b) Projects

Basel II:

Follow-up of projects connect to the new capital accord, respective critical issues and implementation difficulties.

I.T. Improvements:

Evaluation of the execution of the schedules of several projects that aim at the improvement of the structure, operation and governance of the Organization’s technology processes.

The Audit Committee visited the premises of the Organization abroad: Grand Cayman Islands and Luxembourg, with the intention to be informed about the local structures of the compliance and risk management function, mainly concerning business continuity plans and prevention to money “laundering”.

In the continuing education plan for members of the Audit Committee, 110 hours were spent in events in Brazil and abroad involving themes of risk management, best practices for audit committees and accounting convergence.

In compliance with the best international practices, the Audit Committee discussed the result of its self-evaluation with the Board of Directors.

Internal Controls System

Based on the work program and schedule defined for 2007, the Audit Committee had the opportunity to inform and evaluate the quality of several processes within the Organization and the commitment of managers to their continuous improvement. Examples of that are the projects connected to technology and controllership which, when implemented, will bring important improvements to the business processes.

Additionally to these initiatives, the periodical evaluation of the system of internal controls, required by Section no. 404 of the U.S. Sarbanes-Oxley Act, has contributed to the improvement of the internal controls environment, for the documentation produced and the involvement of professionals of the several areas of Bradesco Organization.

In the execution of its work program and at meetings with various areas of Bradesco Organization, the Audit Committee had the opportunity to offer to those managers suggestions to improve processes, as well as has been following the corrections of gaps identified during the work of audit firms.

Based on the information and remarks collected, the Audit Committee deems that the internal controls system of Bradesco Organization is adequate to the size and complexity of its businesses and was structured so as to ensure the efficiency of its operations and of the system generating financial, as well as the compliance with the internal and external rules, to which the transactions are subject.

External Audit

The planning of the external audit work for 2007 was discussed with PricewaterhouseCoopers Auditores Independentes (Price) and, during the year, the audit teams responsible for the services presented the results and main conclusions to the Audit Committee.

The Committee required external auditors a deeper study in controls related to credit, market and actuarial risk, especially concerning mathematical/statistical models and respective assumptions adopted by Bradesco Organization in order to ensure its effectiveness.

The results of the external audit work – KPMG Auditores Independentes with funds managed by BRAM – Bradesco Asset Management S.A. D.T.V.M. were reported and discussed with the Committee.

The material issues pointed out in the report about the study and evaluation of the accounting and internal controls systems, prepared in connection with the examination of the financial statements and respective recommendations for the improvement of these systems, were discussed with the Committee which required the follow-up of the implementations and improvements with the responsible areas.

Based on the planning presented by auditors and on the subsequent discussions about the results, the Committee considered that the works developed by the teams were adequate to the Organization’s businesses.

Internal Audit

The Audit Committee requested to the Internal Audit to consider in its planning for 2007, a work aligned with issues included in the Committee’s schedule for the year. The main focuses were those described in this report in the item “Activities exercised in 2007”.

During 2007, the teams in charge of the execution of the work planned reported and discussed with the Audit Committee the main conclusions concerning process and inherent risks.

The Committee has encouraged those responsible for the Internal Audit to capacitate their teams in the evaluation of mathematical and statistical models adopted in the management of credit and actuarial risks, as well as the interaction of those professionals with the implementation projects of the requirements of the new capital accord – Basel II.

With the improvement of the strategic planning processes at Bradesco Organization, the Committee has reinforced to the Internal Audit the need to qualify people for the business management evaluation work in line with the plans and targets set forth by the Senior Management and the return of the economic capital allocated to risk.

Based on the discussions about the planning of the work and on the presentation of results focusing on risks and processes, the Audit Committee deems that the Internal Audit has adequately met its demands so that its members may have an opinion about the issues discussed.

Consolidated Financial Statements

In 2007, the Committee held meetings with the General Accounting, Budget, Control and General Inspectorate departments to assess the monthly, quarterly, semi-annual and annual financial statements. These meetings analyzed and assessed the aspects of preparing individual and consolidated trial balances and balance sheets, notes to the financial statements and financial reports published jointly with consolidated financial statements.

Bradesco’s accounting practices were also considered in the preparation of financial statements, as well as the observance to the fundamental accounting principles and the compliance with the applicable laws.

Prior to the disclosures of the Quarterly Financial Information (IFTs) and semi-annual and annual balance sheets, the Committee privately held meetings with Price, to assess the aspects of independence and control environment when generating the figures to be disclosed.

Based on reviews and discussions aforementioned, the Audit Committee recommends to the Board of Directors the approval of the audited financial statements related to the year ended on December 31, 2007.

Responsibilities

The Audit Committee, established in Banco Bradesco S.A. (Bradesco) Special Stockholders’ Meeting as of 12.17.2003, is composed of four members, appointed by Bradesco’s Special Meeting of the Board of Directors held on 3.12.2007, with a term of office until the 1st Board of Directors Meeting to be held after the Annual Stockholders’ Meeting of 2008, and its charter is available on the website www.bradesco.com.br, Corporate Governance page.

Bradesco’s Board of Directors opted for a single Audit Committee for all the companies composing the Financial Conglomerate, including the ones in the Grupo Bradesco de Seguros e Previdência (Insurance Group), pursuant to CNSP Resolution no. 118/2004 of the Brazilian Council of Private Insurance, which set forth the operating conditions of the Audit Committee for the Insurance, Certificated Savings Plans Companies and Supplementary Pension Plan entities.

Among the Audit Committee’s duties, those required by the U.S. Sarbanes-Oxley Act related to the Companies registered in the U.S. Securities and Exchange Commission and quoted on the New York Stock Exchange are also included.

The Committee has as Coordinator a member of Bradesco’s Board of Directors, and the other members, including an expert, do not participate in other Organization’s bodies.

It is incumbent upon the Committee to ensure the integrity and quality of financial statements of Bradesco Financial Conglomerate, including the Insurance Group, the compliance with the internal and external rules, the effectiveness and independence of the audit activity and the quality and efficiency of internal control systems.

It is the Management’s responsibility to prepare the financial statements of the companies composing Bradesco Organization, and it is essential to ensure the quality of processes related to financial information, as well as control activities and risk management.

It is incumbent upon PricewaterhouseCoopers Auditores Independentes (Price), as the public accountant of the financial statements to ensure that they accurately represent the equity and financial condition of the conglomerate, pursuant to the fundamental accounting principles, the Brazilian corporate law, the rules of the Brazilian Securities and Exchange Commission – CVM, the National Monetary Council, the Brazilian Central Bank, the National Private Insurance Council – CNSP, the Superintendence of Private Insurance – Susep and the National Agency of Supplementary Health – ANS.

Cidade de Deus, Osasco, SP, January 25, 2008

Mário da Silveira Teixeira Júnior
Hélio Machado dos Reis
Paulo Roberto Simões da Cunha
Yves Louis Jacques Lejeune

Fiscal Council’s Report

Banco Bradesco S.A.

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to year ended on December 31, 2007, and the technical feasibility study of taxable income at present value, the purpose of which is to realize Deferred Tax Assets pursuant to CVM Rule 371 of June 27, 2002, Resolution 3,059 as of December 20, 2002, of the National Monetary Council and Circular Letter 3,171 as of December 30, 2002, of the Brazilian Central Bank, and in view of the unqualified report of PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, examined based on the current corporate law, fairly reflect the Company’s equity and financial condition, providing opinions for its approval by the General Stockholders’ Meeting.

Cidade de Deus, Osasco, SP, January 25, 2008

     José Roberto A. Nunciaroni
Domingos Aparecido Maia
Ricardo Abecassis E. Santo Silva

Glossary

Glossary of Technical Terms

Acquirer: company responsible for affiliating, maintaining and paying establishments of a Card flag. For instance, in Brazil, the only VISA acquirer is VisaNet.

Activity Based Costing: is a methodology used to facilitate the analysis of the costs of activities that consume the most significant volume of resources. The volume, relationship between cause and effect and the effectiveness with which the resources are consumed during the activities comprise the objective of the strategic ABC cost analysis, ensuring that indirect costs are directed as a priority to these activities and processes and subsequently to products, services and customers.

Added value: value created by the company as a result of its productive activities, representing the level of the company’s contribution to society.

Advisor: economic/financial consultant.

Asset management: company whose activity is to manage third-party funds. It may be part of a financial group, but must create operating barriers, such as a “Chinese Wall” to avoid possible conflicts of interest and focus their business on the management of investors’ funds.

Back test: this method is used to test the validity of the statistical models used, through the comparison of historical data and data generated by the models.

Basel Capital Accord: agreement signed by the Basel Committee, Switzerland, in 1988, designed to establish new conditions for the system used to regulate and supervise banking activities (compulsory for G-10 countries). The methodology used seeks to ensure that minimum capital requirements are compatible with the degree of risk of transactions. In June 2004, this agreement was revised and related changes must be implemented by January 2007.

Basel Committee: formed by the chairmen of the central banks of the world’s 10 most developed economies for purposes of introducing regulations for compliance by G-10 countries.

Bonds: government securities or corporate bonds, which are subscribed and traded.

Brazilian Depositary Receipts – BDRs: these are certificates comprising securities issued by publicly held companies headquartered abroad, negotiable in the Brazilian market.

Broker dealer: a specialized firm, which trades securities for its own account or as an intermediary for third parties.

Capital adequacy ratio (Basel): index introduced by the Basel Committee and regulated by the Brazilian Central Bank, which shows the ratio between the bank’s stockholders’ equity and its risk weighted assets.

Capital savings: comprise the capital paid as a lump sum to the beneficiaries indicated in the plan proposal, in the event of decease of the pension plan participant.

Cash management: cash administration.

Chinese Wall: set of procedures characterized by the clear separation between the management of the treasury funds of the financial institutions and the management of third-party funds. Regulated by the Central Bank of Brazil, it aims to avoid the conflict of interests between the financial institutions in the administration and management of its funds and the administration and management of the funds of its clients.

Claims: this is the realization of risk provided for in the insurance contract, which causes material or personal damages to the policyholders or their beneficiaries.

Claims ratio: used by insurance companies to measure the proportion of expenses for claims to earned premium. Accordingly, the lower the ratio, the better the insurance company’s risk selection strategy.

Clearing (or clearing house): system by means of which stock exchanges ensure compliance with sales and purchase commitments undertaken on trading floors. It may be an internal or external structure connected to the stock exchange. The clearing house is responsible for recording all transactions performed, following positions maintained, financial offset of flows and settlement of contracts.

Co-insurance: insurance distributed among various insurance companies, with the related risk distributed in proportion to the corresponding quota held.

Combined ratio: ratio used by the insurance companies, according to which the sum of the expenses incurred with claims, administrative expenses and selling expenses are divided by the premium earned. Accordingly, the lower the ratio, the higher the efficiency of the insurance company.

Commercial paper: securities issued by publicly held companies for purposes of raising public funds for financing working capital.

Committee of Sponsoring Organizations – COSO: it is a not-for-profit entity, dedicated to improving the presentation of financial reports based on ethics, efficient internal controls and corporate governance. Its members are representatives from the industry, accounting firms, investment companies and the New York Stock Exchange.

Compliance: adherence to a set of laws, rules and instructions introduced by either governmental or internal bodies.

Compulsory deposits: this compulsory reserve is the percentage of demand deposits and the terms under which banks are obliged to deposit at the Brazilian Central Bank (Bacen). The National Monetary Council (CMN) establishes the required percentage for purposes of limiting the expansion of credit operations in the economy. The compulsory deposit is a classic Central Bank instrument used to control the volume of currency available in the banking system. Contingent liabilities: reflect the uncertainty as to whether, when and for how much an obligation will be paid. In general, the amounts recorded as contingencies are calculated based on the progress of the related lawsuits.

Corporate finance: banks act as intermediaries in complex transactions involving corporate mergers, spin-offs and acquisitions. In this segment, in conjunction with specialized consulting firms, the banks use their experience in financial and investment transactions ensuring that they are made feasible through the use of funds, which are obtained either locally or from abroad.

Corporate governance: system by which companies are managed and monitored, involving relationships between stockholders, the board of directors, the executive board, the independent auditors, audit committee and fiscal council. Good corporate governance practices are designed to increase the company’s value, facilitating access to capital and ensuring that it will continue as a going concern on a perennial basis.

Corporate Sustainability Index (ISE): Bovespa index which reflects the return of a portfolio composed of companies’ stocks with the best performances regarding all dimensions related to corporate sustainability, i.e., economic-financial, social, environmental and corporate governance.

Correspondent banks: these are commercial companies or service providers contracted by banks to operate in banking services authorized by the Brazilian Central Bank (Bacen). Since they are usually located in different commercial outlets, the correspondent bank can offer extended hours, often on a 24-hour basis.

Country risk: this is an index calculated by the US investment bank J. P. Morgan used to measure the degree of risk to which a foreign investor is exposed when investing in a particular country. Technically, this risk is the surcharge payable in relation to the guaranteed returned on US treasury bonds, since the US is considered to offer less risk to investors. Every 100 points represent 1% of additional interest as compared to US interest.

Courier: messenger service, available for use by customers, to carry out a number of bank services, including check deposits, bill payments, checkbook delivery, among others, with no need for customers to leave the home or office.

Covenants: commitments contained in any formal debt agreement establishing that certain acts must be fulfilled, while others must not be executed. These commitments are designed to protect the lender’s interests and involve matters such as working capital, dividend payment and the ratio of indebtedness.

Coverage of technical reserves: is the allocation of assets, by insurance, private pension plans and savings bonds companies, in particular financial assets, in sufficient amount to cover technical reserves. These assets must offer diversity, liquidity, security and profitability. See Guarantees of technical reserves.

Coverage ratio: measures the ratio between the amount of the allowance for loan losses (PDD) and the amount of non-performing loans (D to H rated credits).

Credit scoring: is a method using statistical tools to measure the probability of loss on a credit operation based on historical data.

Consigned loan: this is a line of personal credit for companies’ employees whose loan installments are deducted from payroll.

Cross – selling: sale of related merchandise and services.

Depositary Receipts – DRs: are deposit receipts issued by a foreign institution (Depositary), guaranteed by shares of a local company.

Derivatives: financial instruments used by companies, substantially for protection purposes and classified in 4 categories: futures market, swap, forward market and options.

Earned premium: the portion of an insurance premium retained which corresponds to the period of risk time passed, i.e., it is the deferral of the retained premium for the period counted from the date of the insurance coverage.

Equator Principles: it is a set of social-environmental measures, based on criteria defined by the International Finance Corporation (IFC), used in the evaluation and concession of financing of infrastructure projects known as project finance.

Eurobonds: securities with notional value expressed in U.S. dollars or other currencies and which the banks issue through institutions abroad, the resources of which will be used to finance credit operations in Brazil. These are medium to long-term securities at fixed or floating rates and with premium or discount, depending on market demand. The Eurobond market is an important source of capital for multinational companies and governments, including those located in developing countries.

Euronotes: are long-term notes, issued by governments and major companies and traded in the international financial market.

Exchange coupon rate: is the difference between the internal interest rate and the expected Brazilian exchange rate devaluation and, in general, is compatible with the composition of the remuneration offered by exchange bills in investments pegged to the variation in the U.S. dollar, i.e., the interest rate in U.S. dollar paid to an investor who assumes the risk of investing in another currency.

Exchange exposure: assets and liabilities subject to exchange risks as a result of local currency valuation or devaluation as compared to other currencies.

Financial holding company (FHC): status granted by the U.S. Federal Reserve – FED, which permits the subsidiary company of a foreign financial institution to carry out its activities under the same conditions as local US banks. This status is awarded subsequent to a detailed analysis of key factors determined by US banking legislation. For purposes of obtaining FHC status, the institution must comply with 3 main requirements: a) it must be properly capitalized, b) properly managed and c) submit a proper request for FHC status to the Federal Reserve Board – FRB.

Financial intermediation: is a bank’s main activity. The bank obtains funds from customers with resources available for investment, which are onlent to borrowers. Other activities such as leasing and exchange transactions also comprise financial intermediation.

Financial margin: this is the difference between interest income and expense generated by investments, funds obtained, credit and leasing operations and foreign exchange transactions. Non-interest income also comprises financial margin, derived from securities, treasury transactions and credit recoveries.

Floating funds: permanence of third-party funds in banks for a specific period without remuneration.

Funding: funds taken from third parties to make financial operations with the client. A company takes funds from third parties for its operations when it raises funds by means of issuance of debt securities or by other means of funding.

Global Compact: initiative of the United Nations in which encourages participant entities to commit with guiding its actions in the sense of contributing to the development of a more inclusive and sustainable economy, broadening its scale in the social-environmental area. It is based on values aiming at promoting institutional education. The power of transparency and dialog is used to identify and disclose new practices which have as base the universal principles. It is comprised of 10 principles related to human rights, labor, environmental protection and bribery.

GoodPriv@cy: it is an international data privacy and protection seal, which comprises requirements for data protection and privacy management within the corporations.

Greenfield: implementation of new projects, i.e., those that are not characterized as expansion.

Guarantee of technical reserves: see coverage of technical reserves. Hedge: an instrument used to offset risk investments subject to price and rate fluctuations.

Holding: it is the company holding share control over another company or a group of subsidiary companies.

Home broker: relationship channel between investors and brokerage houses, for stock market trading purposes through the online transmission of buy and sell orders via internet, permitting real time access to price quotations and share portfolio monitoring, among other resources.

Ibovespa: this is the most important Brazilian stock market performance index, as it portrays the behavior of main stocks traded on Bovespa. It is established from an imaginary Reais investment in a theoretical number of stocks (portfolio). Each stock composing this portfolio has a certain weight, which varies according to its liquidity. Frequently, both the composition and weights change so that the index may accurately represent the stock market. Its basic purpose is to work as a market behavior average index. Hence, the stocks composing this index account for more than 80% of the number of trades and financial volume traded on the spot market. As the stocks integrating this portfolio are highly representative, it is possible to affirm that if most of stocks are climbing, the market, measured by Bovespa Index, is bull, and if it is declining, it is a bear market. Interbank accounts: comprise checks which are being cleared between banks and other notes, such as bank docket payments, as well as restricted deposits at the Brazilian Central Bank (deposits in foreign currency, deposits for exchange contracts, payment of funds for rural credit, credits subject to the National Housing System – SFH, etc).

Interbank deposits: securities negotiated in the interbank market between financial institutions.

Interdepartmental accounts: comprise the amounts, which are in transit between the bank’s branches and departments or other group member companies (brokerage firms, insurance companies, supplementary private pension entities etc.).

Investment advisory service: these are consulting services for investors and include financial advice, preparation of financial reports and management of customer funds. The services are provided by consultants who are properly registered at the regulatory organs.

Investment grade: in the establishment of investment alternatives to international investors, companies and countries are rated by the international risk rating agencies, such as Moody’s, Standard & Poor’s and Fitch, among others, normally in three risk levels: Investment Grade; Investment Risk; and Default. Investment grade is the safest grade, in which there is maximum trust of markets. It is when a country or a company is better evaluated by investors and manages to raise funds with lower interest rates, for it is considered of low risk.

Leasing: this is an alternative medium, or long-term, financing method, documented through an agreement in which the leasing company purchases the assets, which are then ceded for use by the lessee in exchange for payment in installments.

Libor: it is the preferential interest rate charged on foreign currency loans and prevailing in the international financial market. It is used among first-tier banks.

Market-making: the maintenance of buy and sell offers for a specific securities and preparation to buy or sell standard lots at publicly quoted prices.

Market share: percentage sales or inventories in a specific segment of a certain company. It could also be the share that a specific brand holds in the market in which it operates.

Mark-to-market: method used to adjust a security or portfolio based on present market values.

Merchant banking: activities carried out by a financial institution including investment bank activity, advisory services, and intermediary services in mergers and acquisitions.

Microcredit: is the granting of limited loan amounts to small informal business owners and microcompanies, with difficult access to the traditional financial system, especially since they are unable to offer real guarantees. This credit is used for production purposes (working capital and investment) and its main features are less bureaucracy, access by all customer income brackets and a quick and efficient approvals process.

Mitigate: word frequently used in the risk management environment, in the sense to minimize, soothe or even attenuate the risks which the company is exposed to.

Mobile banking (WAP): this technology allows banks to offer their customers banking services (balances, statements, institutional information consultation, rates and prices) via mobile communication equipment, such as cell phones. An option in addition to other channels, such as the Internet, magnet strip cards, branches and call centers.

Money laundering: method by which funds derived from illegal activities are incorporated into the economic system. The main purpose is to disguise the illicit origin of the funds using transactions, which cannot be traced.

Operating efficiency ratio: ratio between administrative expenses (personal + administrative) and operating income. Lower the ratio, better the efficiency of the Financial Institution.

Overnight: one-day investments, which are guaranteed by government securities or corporate bonds, comprising a transaction between two institutions involving a sale, with a repurchase commitment.

Over-the-counter market: in which transactions are not carried out in the stock exchanges. Not only shares, but also assets, including derivatives, can be traded in this market. Since they attend certain customer specifications, not provided for in stock exchange trading, over-the-counter trades are also known as tailor-made transactions.

Own position: securities maintained in stock, available for trading, derived from definitive purchases or repurchases, recorded as fixed income securities.

PGBL (Unrestricted Benefits Generating Plan): this is a supplementary private pension product destined to accumulate funds and converting them into future income. PGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). It is interesting to participant, submitting income tax return, as it is possible to deduct the contributions amount from the income tax calculation basis up to the limit of 12% of annual gross income. Upon receipt of redemption or yield, income tax will be withheld at source over total received, pursuant to prevailing laws (progressive or regressive tables).

Plano remido: in the health Insurance Line products, this is a plan in which insurance holders do not have the obligation to pay premiums to the insurance company, which, in turn, still has the obligation to pay benefits to the holder.

Privatization currency: government securities generally traded with discount and accepted by the government in payment for the acquisition of state-owned companies.

Project finance: is the combination of contracts which involve a specific business venture, inter-relating all the operating agents and the guarantees related thereto. Project finance is a technical model in which the project is the center of gravity of the interaction between the related agents. Project finance is generally used in major engineering projects.

Purchase and sale commitments: a financial investment through which the bank sells government securities or corporate bonds to the customer, and whereby the bank is committed to repurchase and the customer to resell the related securities within the terms established in the contract.

Qualified custody service: this consists of the physical and financial settlement of assets and their safekeeping, as well as the administration and information on related income. The custody service also comprises the financial settlement of derivatives, swap contracts and forward transactions.

Quality certification (ISO – International Organization for Standardization): is the combination of activities carried out by an independent commercial body designed to certify, publicly and in documental form, that a determined product, process or service complies with specific requirements. ISO certification improves the company’s image, facilitating purchase decisions by customers and consumers.

Rating: it is a classification mechanism of the credit quality of a company or a country. The rating aims to classify the risk of a company or country verifying if they are able to comply with the financial liabilities. This classification is made by rating agencies which, periodically, review their opinions about the rating of the company or country previously evaluated. See Rating agencies.

Rating agencies: companies experienced in analyzing the risk of public and private, financial or non-financial institutions. Based on detailed analyses, these agencies attribute a score (rating) to the companies or countries under analysis. This score serves as a risk indicator for investors. See Rating.

Reinsurance: is the ceding by the insurance company to the reinsurer of that portion of a liability which exceeds the limit of its capacity to retain risks. Reinsurance is a form of risk distribution and is contracted with IRB-Brasil Resseguros S.A., which has the monopoly on reinsurance in Brazil.

Retained premium: is the portion of an insurance premium which remains with the insurance company in the exact proportion of its retention, i.e., the portions ceded as co-insurance and re-insurance are excluded from the premium issued, as well as refunds and cancellations.

Retrocession: is the transaction used by the reinsurer to cede to the local or international market, the liabilities which exceed the limits of its capacity to retain risks, i.e., retrocession is the reinsurance of reinsurance.

SA 8000® – Social Accountability: a new rule developed by SAI (Social Accountability International, a non-profit organization which promotes workers’ human rights all over the world). The Company with certification in this international rule adopts good social responsibility practices, such as respect to human rights, child rights and fundamental labor rights, in addition to a safe and healthy work environment, which is reflected on the Company’s quality of actions and relations with its public: employees, suppliers, clients and the community in general.

SANA (Automatic System of Stocks Negotiation): structured system aiming at facilitating the participation of small individual investors in the stock market, assuring easy purchasing and selling of stocks in the Stock Market, in small lots, through computer terminals. The system can also be used in public offerings intermediation.

Sarbanes-Oxley (see Sarbanes-Oxley Act)

Sarbanes-Oxley Act, Section 404: established to restore confidence in the financial information disclosed by companies listed in the U.S. stock exchanges. The U.S. politicians, Sarbanes (senator) and Oxley (federal congressman) drew up legislation to provide improved orientation on the following: clarity in the presentation of financial information, corporate governance, internal controls process and independence of the independent auditors and increased assurance procedures. Pursuant to Section 404, both companies and their auditors must identify all key controls for each of their processes and test thoroughly the effectiveness and management appraisal capacity of these controls.

Securitization: is the financial transaction whereby a loan and other debts are converted into securities which are negotiable in the market.

SMS: short message service, used in cell phones. The service allows the user to send and receive text messages containing different types of information.

Social responsibility: is the philosophy whereby certain companies conduct their business as a partner, co-responsible for social development. The socially responsible company is capable of assimilating the interests of different stakeholders (stockholders, employees, service providers, suppliers, consumers, community, government and environment), ensuring that these interests are fully integrated into the planning of its activities, in the pursuit to meet the demands of all segments, not just those of the stockholders or owners.

Spread: this is the difference between the interest rate charged to the borrower by the bank and the rate paid to customers for the use of the funds invested.

Stock guide: this is a report used as a guide for those interested in accompanying the performance of the secondary share market and an important tool for use in capital market area studies. Its content is updated periodically and includes information on all major listed companies. The inclusion of companies in this report is directly related to their share liquidity. The companies are grouped under different sectors, facilitating a comparative analysis of their performance (share behavior and profitability) in their own activity segment and between the different sectors.

Stress testing: a technique used to assess the response of an asset and/or liability portfolio to extreme variations in the prices, interest and exchange rates which affect these portfolios. The purpose of the stress test is to quantify possible loss on the portfolio in the event of an adverse market situation.

Structured transactions: a combination of two or more financial instruments (e.g. a purchase and sale commitment + Swap), designed to take advantage of market opportunities or secure protection against financial risks.

Subordinated debt: this is an instrument customarily used by financial institutions for obtaining funds since it is classified as tier II capital for purposes of calculating the capital adequacy ratio (Basel) and accordingly increases their credit granting capacity. In the event of bankruptcy, this debt is the ultimate obligation payable by the financial institution and is subordinate to the payment of all other creditors.

Subordinated perpetual debt: this is a security without maturity, which pays interest on a periodical basis on dates set out in advance. It includes an exclusive redemption option for the issuer after the term contractually determined has elapsed as from the issuance date. Subprime loan: loan offered to those who do not qualify for prime rate loans, have low credit ratings or have a reasonable chance of defaulting on the debt repayment, among other reasons. It is assessed as a high-risk loan.

Supplementary private pension plan: it is an instrument used to accumulate resources over the years in the form of savings to be withdrawn during retirement. This plan is supplementary to the government retirement pension scheme.

Sustainability: assumes that the companies will commit with the economic-social-environmental tripod, i.e., value generation, environmental care and social development.

Swap: financial derivative with a view to promoting the swap (simultaneously) of financial assets between economic agents involved.

Tag Along: right assured by law through which the minority stockholders holding common stocks have the power of selling their stocks for a predetermined percentage, when a publicly-held company’s control is sold.

Technical reserves: these are liabilities recorded by the insurance companies to guarantee the payment to policyholders of claims occurred or which will occur in the future as a result of the risks assumed. For the supplementary private pension entities and savings bonds companies, these liabilities comprise the amounts accumulated with funds derived from the cost of the benefits contracted, for payment purposes of such benefits. All technical reserves are calculated established on actuarial bases.

Third-party position: securities with repurchase commitments not subject to resale commitments, i.e., they are the institutions own portfolio securities related to the open market, recorded as fixed income securities – subject to repurchase.

Track record: accumulated experience.

Treasury stocks: own company stocks acquired to remain in treasury or for cancellation.

Underwriting: term used internationally to define the launching of stocks or debentures for public subscription, generally carried out by financial institutions authorized by the CVM, via three types of contracts: straight (the financing institution subscribes the total launch and payment is made directly to the issuing company), stand-by (the financing company is bound to subscribe the securities not acquired by the public) and best-efforts (the financing company does not assume the responsibility to subscribe the securities and returns those that were not acquired by the public to the issuing company).

Verified by Visa: electronic means of debit and credit card transactions verification at virtual stores, providing clients with greater protection and security.

VGBL (Long-term life insurance): this is a life insurance guaranteeing insured’s coverage in case of his/her survival with a view to accumulating funds and converting them into future income. It works as a private pension plan, as it was developed based on PGBL. VGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). The most important difference between PGBL and VGBL is the tax treatment given to each one. While in PGBL income tax is levied over the total redeemed or received as income, in VGBL the taxation occurs only over financial investments yields, according to prevailing laws (progressive or regressive tables). VGBL is more indicated for those participants submitting simplified income tax return. In addition, this is an option for those insured who already exceeded the limit of income tax deduction in a supplementary private pension plan (12%) and who are planning to invest a bit more in his/her future.

V@R (value at risk): is the expected maximum potential loss of an asset and/or liability portfolio with pre-established confidence level and over a specific time horizon.

Web point: this is a self-service terminal providing access to Internet Banking services.

WebTA: is the online transfer of files between the Bank and its corporate customers with security, efficiency and economy, using cryptography and data compaction.

Wireless: this technology permits connection between equipment with no direct physical link. For example, internet access by cell phone is made feasible through the use of wireless technology.

Write-off: term related to the loan operations written off from the assets of the company, due to client’s delinquency. According to Bacen, this write-off is made after six (6) months of credit rating in the risk level (rating) H. These loan operations in write-off are recorded in memorandum accounts.

Cross Reference Index

Cross Reference Index

Abbreviations	Cash
List of Main, 10	Flow, 276
Active Consortium Quotas, 120	Generation, 16
Action	Cash Management
Social, 224	Solutions, 180
Social-environmental, 265	Certificated Savings Plans, 106
Activity-Based Costing (ABC Cost), 190	Certifications
Activity-Based Management (ABM), 190	in International Rules, 202
Accounts (see Clients)	ISO, 188, 268
Checking, 85	OHSAS, 202, 265, 268
Savings, 86	in Products and Investments, 219
Affiliated Companies, 129, 310	SA 8000®:2001, 202, 268
Allowance/Provision	Change
x Delinquency x Loss, 157	in Number of Outstanding Stocks, 15
for Doubtful Accounts, 44, 67, 305	in Stockholders’ Equity, 274
Alô Bradesco (Hello Bradesco), 187, 261	Channels – Bradesco Dia&Noite (Day&Night), 141
Analysis	Clients (see Accounts)
Equity, 41	Checking Accounts, 85
of the Adjusted Net Interest Income and	Savings Accounts, 86
Average Rates, 60	Collection, 180
of the Statement of Income, 23	Commercial/Corporate Strategy, 6, 247
Summarized Statement of Income, 13	Committee
Asset under Management, 87	Audit, 192, 336
Assets Bookkeeping, 183, 254	Compensation, 192, 336
Awards (see Recognition), 94, 98, 101, 105,	Internal Controls and Compliance, 163, 192, 259, 336
110, 143, 144, 146, 230, 268	Ethical Conduct, 192, 336, 338
Balance Sheet, 15	Comparison Purposes, 285
Banco Bradesco BBI, 112	Compliance, 163, 259
Banco Finasa, 111	Compulsory Deposits, 1, 298
Bradesco Consórcios, 117	Consortium, 117, 257
Bradesco Corretora de Títulos e Valores Mobiliários, 123	Consumer Financing, 79, 251
Bradesco Securities, 126	Contents, 9
by Business Segment, 286	Contingencies, 284, 315
by Currency, 76, 327	Controllership, 185, 254
by Maturity, 76, 328	Corporate, 133
Comparative, 40	Corporate Governance, 148, 191, 258
Consolidated, 74, 269	Correspondent Banks (See Bradesco Expresso), 137, 253
Highlights, 15	Corretora de Títulos e Valores Mobiliários, 123, 258
Insurance Companies, 90	Custody, 185, 254
Leasing Companies, 115	Customer Service Network, 139, 255
Banco	Data Privacy and Protection Seal, 189
BMC, 246, 257, 285	Deferred Charges, 283, 311
de Chile, 247	Delinquency, 82
Finasa, 111, 257	Deposits
Postal, 136, 253	by Maturity, Breakdown of, 84, 312
Bank of the Planet, 198, 247, 264, 265	Demand, 85, 312
Basel (see Capital Adequacy), 17, 171, 249, 329	Savings, 86, 312
Basel II, 151, 153, 166	Derivative Financial Instruments
BEM – Distribuidora de Títulos e Valores Mobiliários, 256	Securities and, 4, 281, 288
Board	Derivatives, 4, 282, 288, 294, 298
of Directors, 336	Dividends (See Interest on Own Capital), 15, 322
of Executive Officers, 336	Dividend Yield, 19
Borrowings and Onlendings, 49, 314	Dow Jones Sustainability World Index, 193, 195, 244, 246
Bovespa (see Ibovespa), 125, 198	Employee
Bradesco Auto/RE, 99	Benefits, 208, 331
Bradesco BBI, 112, 257	Number of, 210
Bradesco Brand, 262	Environment, 199
Bradesco Capitalização, 106	Equator Principles, 198, 265
Bradesco Dia&Noite (Day&Night), 141	Events, 198, 246
Bradesco Empresas, 134, 252	Executive Committee
Bradesco Expresso, 137, 253	Disclosure, 192, 336
Bradesco Saúde, 96	Loan, 154, 251
Bradesco Securities, 126, 258	Social-environmental Responsibility, 192
Bradesco Seguros e Previdência, 90	Expenses
Bradesco Vida e Previdência, 102	Administrative, 69, 325
Bram	for Allowance for Doubtful Accounts, Net of
Asset under Management, 87, 257	Recoveries of Written-off Credits, 306
Branches, 139	for Borrowings and Onlendings, 315
Brokerage Firms Abroad, 258	Operating, 325
Capital Adequacy (see Basel), 17, 171, 329	Personnel, 69, 211, 324
Capital Allocation, 170	Personnel Expenses by Business Segment, 211
Capital and Reserves, 249	Prepaid, 283, 309
Carbon	Selling, 93
Neutralization of Emissions, 199	Tax, 325
Cards, 172, 253, 257

Federal Funds Purchased and Securities Sold under	Loan Portfolio (see Loan Operations), 77, 155
Agreements to Repurchase, 48, 283, 312	by Activity Sector, 158, 304
Financial Statements, 243	by Business Segment, 81
Financial Instruments, 282, 294, 296, 326	by Maturity, 299
Finasa Sports	by Rating, 83
Program, 237, 267	by Risk Levels, 301
Fiscal Council, 192, 336, 341	by Type, 81, 299
Fone Fácil (Easy Phone), 143, 256	Concentration of, 158, 304
Foreign	Consumer Financing, 79, 251
Branches and Subsidiaries, 176, 180	Corporate, 80
Public Issuances, 179	Individuals, 79
Trade Portfolio, 178	Methodology Used for Evaluation of, 155
Foreign Exchange	Movement of, 83
Change in Net Interest Income Items plus	Performance Indicators, 84
Exchange Adjustment, 59	Quality, 156
Portfolio, 307	Renegotiation, 307
Result, 308	Loan Recovery, 251
Foreign Exchange Portfolio, 307	Market(s)
Foreign Trade	Capital, 183
Portfolio, 178	Export, 177
Forward-Looking Statements, 1	Import, 178
Fundação Bradesco, 224, 266	Risk Management, 159
Funding, 84, 250	Segmentation, 133
and Assets Managed, 18	Value, 19
x Expenses, 62	Market Share, 17
Funds	Brazilian Savings and Loan System (SBPE), 86
Available, 41, 287	Consortium, 118, 119
from Issuance of Securities, 313	Customer Service Network, 139
Glossary of Technical Terms, 342	Export, 177
Global Compact, 198, 205	Import, 178
GoodPriv@cy	Income from Private Pension Plans and VGBL, 102
Certificate, 189	Income from Certificated Savings Plans, 107
Goodwill, 311	Insurance Premium, 91, 96, 99, 103
Guarantees of Technical Provisions, 320	Private Pension Plans and VGBL
Highlights, 15	Investment Portfolio, 104
Human Resources, 202, 263	Technical Provisions (Certificated Savings Plans), 107
Ibovespa, 1, 20, 21	Marketing, 264
Income	Management Bodies, 336
Breakdown, 58	Mergers and Acquisitions, 114
Fee and Commission, 68, 324	Message to Stockholders, 244
from Interbank Investments, 287	Minority Interest, 321
on Retained Premiums, 321	Money Laundering
Operating (Other), 325	Prevention and Fight against, 164, 260
Index	Net Income, 12
Sustainability (ISE and DJSI), 198	Net Interest Income
Notes to the Financial Statements, 278	Analysis of, 60
Indicators, 1	Total Assets x, 63
Financial Market, 64	Variation in Items Composing the, 59
Loan Portfolio, 84	Non-Operating Assets, 308
Other, 72	Notes to the Financial Statements
Social, 239	Index, 278
Information Disclosure and Transparency	Ombudsman, 187, 261
Policies, 260	Operating Companies, 89, 256
Information Security, 164, 260	Operating Efficiency, 70, 249
Information Technology (IT), 147, 196, 246, 264	Operating Performance, 250
Insurance Companies, 90, 256	Operations, 279
Intangible Assets, 262	Borrowings and Onlendings, 314
Integrated Management System – ERP, 190, 249	Insurance, Private Pension Plans and
Interbank Accounts, 298	Certificated Savings Plans, 319
Interbank Investments, 41, 281, 287	Loan, 77, 250, 298
Interest on Own Capital, 322	Onlending, 250
Internal Communication, 204	Structured, 114
Internal Controls, 147, 163, 259, 338	Organization Chart
International Area, 176, 251	Administrative Body, 130
Internet, 144	Corporate, 128
Banking – Transactions, 145	Organizational Structure, 255
Banking – Users, 145	Other Assets, 308
Investment Funds, 87	Other Loans, 307
Investments	Partnerships, 219, 247
Composition of, 310	Pay Out, 20
in Infrastructure, IT and Telecommunications, 147	People Management, 205
Investor Relations (IR), 261	Policies
Lawsuits	Critical Accounting, 4, 262
Civil, Labor and Tax, 316	of Loan, 154, 251
Corporate, 187	Significant Accounting, 240
Leasing, 115, 257	Premiums
Companies, 115	Earned by Insurance Line, 92
List of Main Abbreviations, 10	Income on, 321
Loan Granting, 154	Insurance, 91

Presentation of the Financial Statements, 279	Segmentation
Prime, 135, 252	Bradesco Corporate, 133, 252
Private, 134, 252, 258	Bradesco Empresas (Middle Market), 134, 252
Private Pension Plans, 102	Banco Postal, 136, 253
Products and Services, 253	Bradesco Prime, 135, 252
Profitability, 56	Bradesco Private, 134, 252
Project Finance, 114	Bradesco Varejo (Retail), 135, 252
Property, Plant and Equipment in Use and	Market, 133
Leased Assets, 311	Self-Service Network
Qualified Services to the Capital Markets, 183	ATMs, 139
Quality	Bradesco Dia&Noite (Day&Night), 141
Loan Portfolio, 251	ShopCredit, 146, 189, 256
Management, 188	ShopInvest, 125, 146, 256
Quality Management – Certifications	Social-Cultural Events, 237
NBR ISO 9001:2000, 188	Social Inclusion, 205
Ranking, 132, 268	Social Report, 239
Ratings, 267	SPB (Brazilian Payment System), 164
Bank, 131	Sponsorships, 95
Insurance and Certificated Savings Plans, 132	Statement
Loan Operations, 83	of Cash Flows, 276
Ratio	of Changes in Financial Position, Consolidated, 275
Capital Adequacy (Basel), 17, 171, 249, 330	of Changes in Stockholders’ Equity, 274
Claims, 91, 93	of Value Added, 277
Combined, 91	Statement of Income, 13, 14, 22
Coverage, 67, 71	Analysis of, 23
Fixed Assets to Stockholders’ Equity, 16, 311	Banco Bradesco BBI, 112
FTSE Latibex Brazil, 248	Banco Finasa, 111
Operating Efficiency, 56, 70, 249	Bradesco Consórcios, 117
Pay Out, 20	Bradesco Corretora de Títulos e Valores Mobiliários, 123
Performance, 17, 91	Bradesco Securities, 126
Selling, 91, 93	by Business Segment, 58, 286
Stocks Valuation, 21	Consolidated, 54, 55, 273
Real Estate Loan, 78, 250	Insurance Companies, 90
Reclassifications (see Comparison Purposes), 285	Leasing Companies, 116
Recognition (See Awards), 94, 98, 101, 105, 110,	Stocks, 183, 248
143, 144, 146, 195, 230, 267	Change in Number of, 15
Renegotiation	Market Value, 19
Portfolio of, 307	Movement of Capital Stock, 321
Report	Number of, 15, 18, 321
Fiscal Council, 341	Performance of, 15, 21
Independent Auditors, 242, 337	Treasury, 18, 324
Management, 246	Stockholders
Responsibility	Main, 128
Social-Environmental, 197, 265	Message to, 244
Results/Income, 15, 247	Number of, 18
Analysis of the Statement of, 23	Stockholders’ Equity
By Business Segment, 58	(Parent Company), 321
Exchange, 24, 308	Subordinated Debt, 317
Non-operating, 326	Subsidiaries
Statement of, 13, 22, 54, 55, 273	Main, 129
Summarized Analysis of the Statement of Income, 13	Movement of Investments, 309
Variation of the Main Items of, 58	Transactions with, 326
Retail (Varejo), 135, 252	Sustainability, 198
Retained Claims, 93	Taxes and Contributions, 247
Returns	Tax Credits
on Stockholders’ Equity, 12, 17, 57	Expected Realization of, 334
on Assets, 12, 17, 57	Not Triggered, 334
Risk	Origin of, 333
Capital, 171, 329	Tax Payment, 181
Credit, 154, 261, 326	Taxes on Income, 1, 5, 282, 333
Levels, 301	Calculation of Charges with, 333
Liquidity, 162, 262, 328	Technical Provisions, 320
Management, 147, 261, 326	Telecommunications, 147
Market, 159, 261, 327	Training, 212
Operating, 94, 165, 261	Transactions
Risk Factors, 2, 161, 262, 328	ATM Network, 142
Risk Management, 147, 261, 326	Fone Fácil, 143
Rural Loan, 251	Internet, 144
Savings (see Accounts), 86	Number of (Banco Postal + Correspondent Banks), 138
Securities (TVM), 126	with Parent Companies, 326
Classification of, 77, 288	Treasury, 115
and Derivative Financial Instruments, 42, 288	Value
Market Value of, 331	Added, 16
Portfolio Breakdown by Issuer, 77, 289	Market, 19
Portfolio Breakdown by Maturity, 290	Market (TVM), 331
Segment and Category, 77, 288, 290	VaR, 161, 328
x Income on Securities Transactions, 61	Vida e Previdência (Private Pension Plans), 102
Volunteers
Program, 199, 265
Websites, 146

For further information, please contact:

Board of Executive Officers

Milton Almicar Silva Vargas
Executive Vice-President and IRO

Domingos Figueiredo de Abreu
Managing Director

Phone: (#55 11) 3681-4011
4000.mvargas@bradesco.com.br
4000.abreu@bradesco.com.br

Market Relations Department

Jean Philippe Leroy
Department Director

Phone: (#55 11) 2178-6201
Fax: (#55 11) 2178-6215
4823.jean@bradesco.com.br

Avenida Paulista, 1.450 - 1º andar
CEP 01310-917 - São Paulo-SP
Brazil

www.bradesco.com.br/ir

Bradesco

www.bradesco.com.br

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31th, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.